Chegg

Dear Shareholders,

With 2025 well underway, Chegg remains deeply focused on supporting students in building knowledge and achieving academic success. We are deeply committed to helping students thrive!

Delivering on that commitment, we have launched innovative products like Solution Scout, an AI-powered tool to help students learn more efficiently and confidently, made substantial enhancements to our practice and exam preparation tools, and progressed our learning journey by making our AI-powered Q&A experience even more personalized. Our aim is to create experiences that drive real outcomes, increasing acquisition, and boosting retention – while expanding accessibility for all students.

Through focused investment over the past year, and the integration of cutting-edge technologies, we have advanced the Chegg product offering to deliver a comprehensive, personalized and verticalized learning experience for higher education. The Chegg of today provides precisely what learners need and ensures that Chegg maintains its strong reputation for quality and trust.

In 2024, we significantly enhanced our AI and machine learning (ML) capabilities. While remaining AI model-agnostic, we've seamlessly integrated frontier models like Llama, Anthropic, Mistral, and GPT into our product stack. We are leveraging A/B testing, multi-shot prompting, and retrieval-augmented generation to help improve accuracy and consistency. These innovations have allowed us to build verticalized education applications at a fraction of the time and cost, while also increasing our level of personalization. Our implementation of ML and multiple AI models has significantly reduced the cost of creating new content by more than 70%, while keeping our quality high.

In the second half of 2024, we launched an innovative brand marketing campaign and activation program that reinvigorated top-of-funnel traffic, creating strong consideration, and increasing conversion. This momentum has carried into 2025, with continued year-over-year improvements in click-through and conversation rates. We are doubling down on this strategy as we work to improve our customer growth and funnel resilience.

Busuu, our language learning platform, had a strong year marked by its successful transition to a freemium model and the integration of AI through the launch of its new Speaking Practice feature. The enterprise side of this business continues to perform very well, with revenue up 46% in 2024 and strong new customer adoption. We are optimistic about further expansion through both consumer and institutional partnerships.

Chegg Skills is focused on channel partnership expansion and entered into a pilot agreement with Edify Online and Noodle to provide AI programs as part of their support for a higher education internationalization initiative in India. Chegg Skills programs will be offered to college students looking to gain foundational AI skills in an international workforce context.

We launched a business-to-institution pilot program in late 2024. With five pilots currently underway and plans to reach approximately 35 additional institutions by the end of this year, we see significant opportunity to support academic outcomes such as persistence and graduation. Early feedback has been positive, and we aim to convert many of these pilots into broader campus-wide implementations.

While we made significant headway on our technology, product, and marketing programs, 2024 came with a series of challenges, including the rapid evolution of the content landscape, particularly the rise of Google AIO, which has impacted our traffic, revenue, and our workforce. In response, we initiated a strategic review process to evaluate a range of alternatives to maximize stockholder value, including a potential acquisition, a go-private transaction, or remaining a public company. We have also taken action to streamline operations, reduce costs, and refocus the business and are on track to deliver non-GAAP savings of $100-120 million in 2025.

We continue to believe in the need for high-quality, personalized student success platforms. Chegg remains a trusted brand with a loyal customer base, a strong team, and a clear path forward to deliver long-term value to our students, employees, and stockholders. On behalf of the entire leadership team, thank you for your continued support, and for sharing in our mission to put students first.

Sincerely,

Nathan Schultz
President and Chief Executive Officer
Chegg Inc.

Forward-Looking Statements
This letter contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which include, without limitation, that there continues to be a large market of students looking for the high-quality, proven, and differentiated learning expertise and experience that Chegg provides, that we will continue to enthusiastically serve this audience, our ability to extend our brand, individualize our product and to weather current and future business challenges, our strategy to drive more qualified traffic, and increase conversion rates, our strategy to expand our product set to offer unique solutions for students that increase the frequency of use and create clear and differentiated value for us, our strategy to diversify our revenue streams with business-to-institution programs and other enterprise offerings, our commencement of a process to explore strategic alternatives and the outcome of such process, the expected timing, volume and nature of our existing securities repurchase program, the disintermediation of content sites like Chegg, the impact of generative AI for academic support on the education ecosystem at large, including universities and education

technology companies broadly, the speed, scale and potential impact of Google's AIO rollout, our litigation commenced against Google and its outcome, student adoption of generative AI products, our intent to develop a verticalized and individualized experience for education and supporting students throughout their entire learning journey for education at a fraction of the time and cost, starting with academic support and eventually functional support, our expectation that our expansion into new media channels, including streaming platforms such as Hulu and YouTube, and social channels like Discord and Twitch, will reach students where they are, will engage them with our product, create new pathways for product-driven growth, and reduce our reliance on SEO, that our new vendor-based commerce platform will reduce our costs, provide flexibility and allow us to move faster as we continue to evolve our pricing and packaging programs, our commitment to building and generating momentum with our brand, traffic, and product capabilities, that we will bring both audience expansion and acquisition efficiency based on what we learned from prior brand marketing campaigns, that our product will continue to deliver individualized learning solutions, that our brand and product experiences are resilient, our ability to strengthen our student experience and increase efficiency across the business and to manage our expenses prudently as the competitive landscape evolves, all statements about Chegg's outlook under "Business Outlook", including our Q1 2025 guidance, including total revenue, Subscription Services revenue, gross margin, and adjusted EBITDA, the time it will take to adjust to Chegg's new opportunity and see the benefits in our business results and our ability to stabilize the business, as well as those included in the investor presentation referenced above and those included in the "Prepared Remarks" sections above. The words "anticipate," "believe," "estimate," "expect," "intend," "project," "endeavor," "will," "should," "future," "transition," "outlook" and similar expressions, as they relate to Chegg, are intended to identify forward-looking statements. These statements are not guarantees of future performance, and are based on management's expectations as of the date of this press release and assumptions that are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from any future results, performance or achievements. Important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements include the following: the effects of AI technology on Chegg's business and the economy generally; Chegg's ability to stabilize the business by attracting new learners to, and retaining existing learners on, our learning platform in light of declining revenue and user traffic; Chegg's ability to innovate and offer new products and services in response to competitive technology and market developments, including generative AI; Chegg's ability to diversify its revenue streams with business-to-institution programs and other enterprise offerings; the outcome and effects of Chegg's exploration of strategic alternatives, which may not be successful and may disrupt our ongoing business, result in increased expenses and present other risks; the uncertainty surrounding the evolving educational landscape; enrollment and student behavior, including the impact of generative AI; Chegg's ability to expand internationally; the efficacy of Chegg's expanded efforts to drive user traffic, including search engine optimization, social media campaigns, and other marketing efforts; the efficacy of Chegg's efforts to build and maintain strong brands and reputation; the success of Chegg's new product offerings, including 360 degrees of individualized academic and functional support; competition in all aspects of

Chegg's business, including with respect to AI and Chegg's expectation that such competition will increase; the outcome of Chegg's litigation against Google; Chegg's ability to maintain its services and systems without interruption, including as a result of technical issues, cybersecurity threats, or cyber-attacks; third-party payment processing risks; adoption of government regulation of education unfavorable to Chegg; the rate of adoption of Chegg's offerings; mobile app stores and mobile operating systems making Chegg's apps and mobile website available to students and to grow Chegg's user base and increase their engagement; colleges and governments restricting online access or access to Chegg's services; Chegg's ability to strategically take advantage of new opportunities; competitive developments, including pricing pressures and other services targeting students; Chegg's ability to build and expand its services offerings; Chegg's ability to integrate acquired businesses and assets; the impact of seasonality and student behavior on the business; the outcome of any current litigation and investigations; misuse of Chegg's platform and content; Chegg's ability to effectively control operating costs; the impact and effectiveness of Chegg's internal restructuring activities; regulatory changes, in particular concerning privacy, marketing, and education; changes in the education market, including as a result of AI technology; and general economic, political and industry conditions, including inflation, recession and war. All information provided in this release is as of the date hereof, and Chegg undertakes no duty to update this information except as required by law. These and other important risk factors are described more fully in documents filed with the Securities and Exchange Commission, including Chegg's Annual Report on Form 10-K for the year ended December 31, 2024, and could cause actual results to differ materially from expectations.

Chegg, Inc.

2025 Proxy Statement

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April 17, 2025

To Our Stockholders,

You are cordially invited to attend the 2025 Annual Meeting of Stockholders (the "Annual Meeting") of Chegg, Inc., which will be held virtually via live audio webcast at ***https://web.lumiconnect.com/299143484 (password: CHGG2025)*** on Wednesday, June 4, 2025 at 9:00 a.m. Pacific Time*.* To attend and participate in the Annual Meeting, you will need the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form or proxy card. As always, we encourage you to vote your shares prior to the Annual Meeting.

We have elected to deliver our proxy materials to our stockholders over the Internet in accordance with U.S. Securities and Exchange Commission ("SEC") rules. We believe that this delivery process reduces our environmental impact and lowers the costs of printing and distributing our proxy materials without impacting our stockholders' timely access to this important information. On April 17, 2025, we sent a Notice of Internet Availability of Proxy Materials (the "Notice") to our stockholders, which contains instructions on how to access our proxy materials for our Annual Meeting, including our proxy statement and annual report to stockholders. The Notice also provides instructions on how to vote by telephone or via the Internet and includes instructions on how to receive a paper copy of the proxy materials by mail.

The matters to be acted upon are described in the accompanying notice of Annual Meeting and proxy statement.

We hope that you will be able to join us at our virtual Annual Meeting. Whether or not you plan to attend the meeting, it is important that you cast your vote either by voting at the virtual Annual Meeting or by proxy before the Annual Meeting. Your vote is important.

Sincerely,

Nathan Schultz
President, Chief Executive Officer and Director

Chegg

Notice of 2025 Annual Meeting

To Our Stockholders:

NOTICE IS HEREBY GIVEN that the 2025 Annual Meeting of Stockholders ("Annual Meeting") of Chegg, Inc. ("Chegg," "Company," "we," "us" or "our") will be held on Wednesday, June 4, 2025, at 9:00 a.m. Pacific Time. Stockholders will be able to listen, vote and submit questions at ***https://web.lumiconnect.com/299143484 (password: CHGG2025) during the meeting.*** To attend and participate in the Annual Meeting, you will need the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form, or proxy card.

We are holding the meeting for the following purposes, which are more fully described in the accompanying proxy statement:

1 To elect one Class III director named in the proxy statement to serve until the third Annual Meeting of Stockholders following this meeting and until her successor is elected and qualified or until her resignation or removal.

2 To approve, on a non-binding advisory basis, the compensation of our named executive officers for the year ended December 31, 2024.

3 To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025.

4 To approve the Amendment to the 2023 Equity Incentive Plan.

In addition, stockholders may be asked to consider and vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. Only stockholders of record at the close of business on April 7, 2025 are entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof. A list of stockholders eligible to vote at the Annual Meeting will be available for review during our regular business hours at our principal executive office at 3990 Freedom Circle, Santa Clara, California 95054 for the ten days prior to the meeting for any purpose related to the Annual Meeting.

Meeting Details

DATE
Wednesday, June 4, 2025

TIME
9:00 a.m. Pacific Time

LOCATION
web.lumiconnect.com/299143484

YOUR VOTE IS VERY IMPORTANT
Each share of our common stock that you own represents one vote. For questions regarding your stock ownership, if you are a registered holder, you can contact our transfer agent, Equiniti Trust Company, LLC, through their website at ***www.equiniti.com*** or by phone at 1-800-937-5449.

Participation in Our Virtual Annual Meeting

The 2025 Annual Meeting will be held entirely online. As described in our proxy materials for the Annual Meeting, you are entitled to participate in our Annual Meeting if you were a stockholder of record of our common stock at the close of business on April 7, 2025. To attend and participate in the Annual Meeting at ***https://web.lumiconnect.com/299143484 (password: CHGG2025)***, you must enter the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form or proxy card next to the label "Control Number."

Online access to the Annual Meeting website will open 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your device. We encourage you to access the Annual Meeting website in advance of the designated start time.

You may vote during the Annual Meeting by following the instructions available on the Annual Meeting website. If you are the beneficial owner of shares held in street name and you want to vote your shares during the Annual Meeting, you must obtain a "legal" proxy from your broker or nominee. You should contact your broker or nominee or refer to the instructions provided by your broker or nominee for further information.

It is important that you read the proxy materials made available to you, including the Notice of 2025 Annual Meeting of Stockholders, Proxy Statement, Proxy Card and Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (collectively, the "proxy materials"), and we encourage you to vote your shares of common stock in advance of the Annual Meeting by one of the methods described in the proxy materials.

Whether or not you plan to virtually attend the Annual Meeting, we strongly urge you to vote and submit your proxy in advance of the Annual Meeting by one of the methods described in the proxy materials.

YOUR VOTE IS VERY IMPORTANT. Each share of our common stock that you own represents one vote. For questions regarding your stock ownership, if you are a registered holder, you can contact our transfer agent, Equiniti Trust Company, LLC, through their website at ***www.equiniti.com*** or by phone at 1-800-937-5449.

By Order of the Board of Directors,

Woodie Dixon, Jr.

Chief Legal Officer and Corporate Secretary

Santa Clara, California

April 17, 2025

Important Notice Regarding the Availability of Proxy Materials for the Stockholders' Meeting to Be Held on Wednesday, June 4, 2025, at 9:00 a.m. Pacific Time at https://web.lumiconnect.com/299143484 (password: CHGG2025). The proxy statement and annual report to stockholders are available at investor.chegg.com/sec-filings.

Whether or not you expect to attend the meeting, we encourage you to read the proxy statement and vote by telephone or via the Internet or request, sign and return your proxy card as soon as possible, so that your shares may be represented at the meeting. For specific instructions on how to vote your shares, please refer to the section entitled "General Information About the Meeting" beginning on page 4 of the proxy statement and the instructions on the Notice of Internet Availability of Proxy Materials that was mailed to you.

Table of Contents

Chegg

Proxy Summary

Meeting Details



DATE
Wednesday, June 4, 2025



TIME
9:00 a.m. Pacific Time



LOCATION
web.lumiconnect.com/ 299143484 (password: CHGG2025)

Ways to Vote

You may vote during the Annual Meeting by following the instructions on the Annual Meeting website.



VOTE VIA INTERNET
In order to do so, please follow the instructions shown on your Notice or Proxy Card.

VOTE VIA PHONE
In order to do so, please follow the instructions shown on your Notice or Proxy Card.



VOTE VIA MAIL
Sign, date and return proxy card in the envelope provided.

Voting Recommendations

	Proposal	Recommendation	Page
1	Election of one Class III director (**Proposal No. 1**). • Marcela Martin	**FOR DIRECTOR NOMINEE**	21
2	To approve, on a non-binding advisory basis, the compensation of our named executive officers for the year ended December 31, 2024 (**Proposal No. 2**).	**FOR**	31
3	To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025 (**Proposal No. 3**).	**FOR**	33
4	To approve the Amendment to the 2023 Equity Incentive Plan (**Proposal No. 4**).	**FOR**	35

(1)   See Appendix A for a reconciliation of generally accepted accounting principles in the United States ("GAAP") to non-GAAP measures and other information.

2024 Business Highlights



6.6M
Subscription Services Subscribers



$**618**M
Total Revenue



$**50**M
Free Cash Flow(1)



24%
Adjusted EBITDA Margin(1)

2025 Director Nominee

We introduce our 2025 director nominee below.

Name	Age	Director Since	Independent	Committee Memberships		
				Audit Committee	**Compensation Committee**	**Governance and Sustainability Committee**
Marcela Martin	53	2021	YES	■		

■ - Member

Diversity of the Board[1]



TENURE
- 33%
- 11%
- 56%

AGE
- 33%
- 22%
- 44%

GENDER
- 44%
- 56%

INDEPENDENCE
- 22%
- 78%

RACE/ETHNICITY
- 11%
- 89%

TENURE
- ■ 0-5 years
- ■ 5-10 years
- ■ 10+ years

AGE
- ■ 40-49 years
- ■ 50-59 years
- ■ 60-69 years

GENDER
- ■ Female
- ■ Male

INDEPENDENCE
- ■ Independent
- ■ Non-Independent

RACE/ETHNICITY
- ■ White
- ■ Hispanic/Latinx

(1)   Percentages may not sum to 100% due to rounding.



Help students achieve better outcomes

The guiding principle behind every decision that we make. Period.

Board of Directors Experience

The matrix below highlights leadership experience with responsible business practices and corporate culture of our directors. While these characteristics are considered by the Board of Directors and the Governance and Sustainability Committee in connection with the director nomination process, the following matrix is self-reported and does not encompass all experience, qualifications, attributes, or skills of our directors.

Name	International	Senior Executive	AI and Tech Innovation	Public BoD	Risk Management	Finance & Accounting	Brand or Marketing	Cybersecurity	Education	Performance and Sustainability
Renee Budig	■	■		■	■	■		■		
Marne Levine	■	■	■		■		■		■	■
Marcela Martin	■	■	■	■	■	■		■		■
Dan Rosensweig	■	■	■	■	■	■	■	■	■	■
Nathan Schultz	■	■	■			■			■	
Richard Sarnoff	■	■		■	■	■			■	
Ted Schlein	■	■	■	■	■	■	■	■	■	■
Melanie Whelan	■	■	■		■	■	■		■	■
John (Jed) York	■	■			■	■				■

International - Experience with international operations.

Senior Executive - Experience as a CEO or senior executive at a public company or other large organization.

AI and Tech Innovation - Experience with artificial intelligence, or other innovative technology/software products and services.

Public BoD - Experience as a director of another public company.

Risk Management - Experience in risk management.

Finance & Accounting - Expertise in financial statements and accounting.

Brand or Marketing - Experience with brand or marketing.

Cybersecurity - Expertise in technology and cybersecurity.

Education - Expertise in education.

Performance and Sustainability - Leadership experience with responsible business practices.

General Proxy Information

Information About Solicitation and Voting

The accompanying proxy is solicited on behalf of the Board of Directors ("Board of Directors") of Chegg, Inc. ("Chegg," "Company," "we," "us" or "our"), for use at the Company's 2025 Annual Meeting of Stockholders (the "Annual Meeting") to be held on June 4, 2025, at 9:00 a.m. Pacific Time, and any adjournment or postponement thereof.

The Annual Meeting will be held in a virtual-only format. Stockholders who would like to attend the Annual Meeting should plan to participate via live webcast, which will be available at the following address: ***https://web.lumiconnect.com/299143484 (password: CHGG2025)***. To attend and participate in the virtual Annual Meeting, you will need the control number included in your Notice of Internet Availability of Proxy Materials, voting instruction form or proxy card. Online access to the Annual Meeting website will open 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your device. We encourage you to access the Annual Meeting website in advance of the designated start time.

Internet Availability of Proxy Materials

Under rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily via the Internet instead of mailing printed copies of those materials to each stockholder. As a result, on or about April 17, 2025, we sent our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our proxy materials, including our proxy statement and our Annual Report. The Notice also provides instructions on how to access your proxy card to vote by telephone or via the Internet.

This process is designed to reduce our environmental impact and lower the costs of printing and distributing our proxy materials without impacting our stockholders' timely access to this important information. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice.

General Information About the Meeting

Purpose of the Meeting

At the meeting, stockholders will act upon the proposals described in this proxy statement. In addition, we will consider any other matters that are properly presented for a vote at the meeting. As of April 17, 2025, we are not aware of any other matters to be submitted for consideration at the meeting. If any other matters are properly presented for a vote at the meeting, the persons named in the proxy, who are our officers, have the authority in their discretion to vote the shares of our common stock represented by the proxy. Following the meeting, management will respond to questions from any stockholders who have joined

the Annual Meeting with their control numbers, which is included in their Notice of Internet Availability of Proxy Materials, voting instruction form or proxy card.

Record Date and Shares Outstanding

Stockholders of record at the close of business on April 7, 2025 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting. At the close of business on April 7, 2025, the Company had 105,376,973 shares of common stock issued and outstanding.

Quorum

The holders of a majority of the voting power of the shares of our common stock issued and outstanding and entitled to vote at the meeting as of the record date must be present in person or represented by proxy at the meeting to hold the meeting and conduct business. This presence is called a quorum. Abstentions and broker non-votes (as defined below) will be counted towards the quorum requirement.

Voting Rights

Each holder of shares of our common stock is entitled to one vote for each share of our common stock held as of the close of business on April 7, 2025, the Record Date. You may vote all shares owned by you as of April 7, 2025, including (1) shares held directly in your name as the stockholder of record, and (2) shares held for you as the beneficial owner in street name through a broker, bank, trustee, or other nominee (collectively referred to in this proxy statement as your "Broker").

Stockholder of Record: Shares Registered in Your Name. If, on April 7, 2025, your shares of our common stock were registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the meeting or vote by telephone, via the Internet, or if you request or receive paper proxy materials by mail, by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker. If, on April 7, 2025, your shares of our common stock were held in an account with a Broker, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your Broker on how to vote the shares of our common stock held in your account. However, the Broker that holds your shares of our common stock is considered the stockholder of record for purposes of voting at the meeting. Because you are not the stockholder of record, you may not vote your shares at the meeting unless you request and obtain a valid "legal" proxy from the Broker that holds your shares giving you the right to vote the shares at the meeting.

Required Vote

Proposal No. 1. Our Amended and Restated Bylaws require that each director be elected by the majority of votes cast (excluding abstentions and broker "non-votes") by the holders of shares present in person or represented by proxy at the Annual Meeting and entitled to vote at the election of directors with respect to such director in uncontested elections. Any individual nominated in Proposal No. 1 for election to the Board of Directors for whom the number of votes cast "FOR" such director's election exceeds the number of votes cast "AGAINST" such director's election will be elected. You may also vote to "ABSTAIN" on this proposal, but abstentions and broker "non-votes" will not have any effect on this proposal.

Proposal No. 2. The affirmative "FOR" vote of a majority of the voting power of the shares of stock entitled to vote on this proposal that are present in person or represented by proxy at the Annual Meeting and are voting for or against the proposal is required to approve, on an advisory and non-binding basis, the compensation awarded to our named executive officers for the year ended December 31, 2024. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions and broker "non-votes" will not have any effect on the proposal to approve, on an advisory and non-binding basis, the compensation awarded to our named executive officers for the year ended December 31, 2024. Although this say-on-pay vote is advisory and, therefore, will

not be binding on us, our Compensation Committee and our Board of Directors value the opinions of our stockholders. Accordingly, to the extent there is a significant vote against the compensation of our named executive officers, we will consider our stockholders' concerns and the Compensation Committee will evaluate what actions may be necessary or appropriate to address those concerns.

Proposal No. 3. The affirmative "FOR" vote of a majority of the voting power of the shares of stock entitled to vote on this proposal that are present in person or represented by proxy at the Annual Meeting and are voted for or against this proposal is required to ratify the selection of Deloitte and Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions and broker "non-votes" will not have any effect on the proposal to ratify the selection of Deloitte and Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025. This proposal is a "routine" matter and we therefore expect brokers to vote on this proposal, so that there will be no broker "non-votes" on this proposal.

Proposal No. 4. The affirmative "FOR" vote of a majority of the voting power of the shares of stock entitled to vote on this proposal that are present in person or represented by proxy at the Annual Meeting and are voted for or against this proposal is required to approve the Amendment to the 2023 Equity Incentive Plan. You may vote "FOR," "AGAINST," or "ABSTAIN" on this proposal. Abstentions and broker "non-votes" will not have any effect on the proposal to approve the Amendment to the 2023 Equity Incentive Plan.

"Broker non-votes" occur when shares of our common stock held by a Broker for a beneficial owner are not voted either because (i) the Broker did not receive voting instructions from the beneficial owner or (ii) the Broker lacked discretionary authority to vote the shares. Broker non-votes are counted for purposes of determining whether a quorum is present, and have no effect on the outcome of the matters voted upon. A Broker is entitled to vote shares held for a beneficial owner on "routine" matters without instructions from the beneficial owner of those shares. Absent instructions from the beneficial owner of such shares, a Broker is not entitled to vote shares held for a beneficial owner on "non-routine" matters. At our Annual Meeting, only the ratification of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2024 (Proposal No. 3) is considered a routine matter. Proposal Nos. 1, 2 and 4 are non-routine matters. If your shares are held through a Broker, those shares will not be voted with regard to Proposal Nos. 1, 2 and 4 unless you affirmatively provide the broker instruction on how to vote. Accordingly, we encourage you to provide voting instructions to your Broker, whether or not you plan to attend the Annual Meeting.

Recommendations of the Board of Directors on Each of the Proposals Scheduled to be Voted on at the Meeting

The Board of Directors recommends that you vote:

- **Proposal No. 1** - **FOR** the Class III director named in this proxy statement.

- **Proposal No. 2** - **FOR** the approval of the compensation of our named executive officers for the year ended December 31, 2024 as disclosed in this proxy statement.

- **Proposal No. 3** - **FOR** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025.

- **Proposal No. 4** - **FOR** the approval of the Amendment to the 2023 Equity Incentive Plan.

Voting Instructions; Voting of Proxies

Stockholders as of the Record Date may:

- **Vote at the Annual Meeting** – You may vote during the Annual Meeting by following the instructions on the Annual Meeting website.

- **Vote via telephone or via the Internet** – Please follow the instructions shown on your Notice or proxy card.

- **Vote by mail** – If any individual stockholders request and receive a paper proxy card and voting instructions by mail, simply complete, sign and date the enclosed proxy card and return it before the Annual Meeting in the envelope provided.

Votes submitted by telephone or via the Internet must be received by 11:59 p.m., Eastern Time, on June 3, 2025. Submitting your proxy (whether by telephone, via the Internet or by mail if you request or received a paper proxy card) will not affect your right to vote in person should you decide to attend the Annual Meeting. If you are not the stockholder of record, please refer to the voting instructions provided by your Broker to direct it how to vote your shares. For Proposal No. 1, you may vote "FOR" or "AGAINST" or "ABSTAIN" from voting with respect to the nominee to the Board of Directors; for Proposal No. 2, you may vote "FOR" or "AGAINST" or "ABSTAIN" from voting; for Proposal No. 3, you may vote "FOR" or "AGAINST" or "ABSTAIN" from voting; and for Proposal No. 4, you may vote "FOR" or "AGAINST" or "ABSTAIN" from voting. **Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted.**

All proxies will be voted in accordance with the instructions specified on the proxy card. If you sign a physical proxy card and return it without instructions as to how your shares of our common stock should be voted on a particular proposal at the meeting, your shares will be voted in accordance with the recommendations of our Board of Directors stated above.

If you received the Notice, please follow the instructions included on the Notice on how to access your proxy card and vote by telephone or via the Internet. If you do not vote and you hold your shares of our common stock in street name, and your Broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares of our common stock that constitute broker non-votes will be counted for the purpose of establishing a quorum for the meeting.

If you receive more than one proxy card or more than one Notice, your shares of our common stock are registered in more than one name or are registered in different accounts. To make certain all of your shares of our common stock are voted, please follow the instructions included on the Notice regarding how to access each proxy card and vote each proxy card by telephone or via the Internet. If you requested or received paper proxy materials by mail, please complete, sign and return each proxy card to ensure that all of your shares are voted.

Even if you plan on attending the Annual Meeting virtually, we strongly recommend that you vote your shares in advance of the Annual Meeting as instructed above.

Soliciting Proxies

Chegg has retained Georgeson LLC to assist in the solicitation of proxies for a fee of $15,000. The expenses of soliciting proxies will be paid by Chegg. Following the original mailing of the soliciting materials, Chegg and its agents may solicit proxies by mail, email, telephone, facsimile or by other similar means. Our directors, officers, and other employees, without additional compensation, may solicit proxies personally or in writing, by telephone, email, or otherwise. Following the original mailing of the soliciting materials, Chegg will request Brokers to forward copies of the soliciting materials to persons for whom they hold shares of our common stock and to request authority for the exercise of proxies. In such cases, Chegg, upon the request of the record holders, will reimburse such holders for their reasonable expenses. If you choose to access the proxy materials and/or vote via the Internet, you are responsible for any Internet access charges you may incur.

Revocability of Proxies

A stockholder of record who has given a proxy may revoke it at any time before it is exercised at the meeting by:

- delivering to the Corporate Secretary of the Company by a written notice stating that the proxy is revoked;

- signing and delivering a proxy bearing a later date;

- voting again by telephone or via the Internet; or

- attending and voting at the meeting (although attendance at the meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a Broker and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions. In the event of multiple online or telephone votes by a stockholder, each vote will supersede the previous vote and the last vote cast will be deemed to be the final vote of the stockholder unless revoked during the virtual meeting.

Electronic Access to the Proxy Materials

The Notice will provide you with instructions regarding how to:

- view our proxy materials for the meeting via the Internet; and

- instruct us to send our future proxy materials to you electronically by email.

Receiving your proxy materials by email will reduce the impact of our Annual Meeting of Stockholders on the environment and lower the costs of printing and distributing our proxy materials. Unless you choose to receive printed copies of our proxy materials, you will receive an email with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Voting Results

Voting results will be tabulated and certified by the inspector of elections appointed for the meeting. The preliminary voting results will be announced at the meeting. The final results will be tallied by the inspector of elections and filed with the SEC in a Current Report on Form 8-K within four business days of the meeting.



Commitment to the learning journey

Putting students first.

Performance, Sustainability and Corporate Governance

Performance, Sustainability and Governance Matters

Chegg is a mission-driven company. We put learners first and seek to improve their outcomes in school and beyond. We strive to improve the overall return on investment in education by helping students learn more in less time and at a lower cost.

We aim to support and accelerate the path students take from learning to earning. This includes online tools for academia in a digital world and extends beyond the classroom with non-academic content and offerings into their professional careers with skills training. We help students each step of the way to improve the outcome of their education. To do this, we focus on listening to their needs, elevating and amplifying their voice, and taking action to provide real life solutions.

This sentiment is weaved into everything we do and supports our commitment to Performance, Sustainability and Governance matters. We are committed to making a difference on the issues that matter to learners, our employees, stockholders, and other key stakeholders and to ensure these issues positively impact company performance.

PERFORMANCE, SUSTAINABILITY AND GOVERNANCE MANAGEMENT AND OVERSIGHT

Formal responsibilities for the implementation and management of programs that involve Performance, Sustainability and Governance initiatives are held by functional team leaders throughout Chegg. At the most senior levels, including our Chief People Officer, Chief Information Security Officer, Chief Legal Officer, and Vice President, Investor Relations & ESG, these leaders regularly report to our Board of Directors on issues related to Performance, Sustainability and Governance, including our greenhouse gas emissions data.

Chegg's Governance and Sustainability Committee maintains oversight over the majority of Chegg's material Performance, Sustainability and Governance topics, while some topics, such as pay equity, are overseen by our Compensation Committee, and others, such as data security and privacy, are overseen by our Audit Committee.

PERFORMANCE, SUSTAINABILITY AND GOVERNANCE FRAMEWORK

We categorize our efforts to support key Performance, Sustainability and Governance issues into six pillars.

					
FOCUS ON PEOPLE	**ACT RESPONSIBLY**	**HELP LEARNERS**	**OPERATE SUSTAINABLY**	**GIVE BACK**	**GOVERN EFFECTIVELY**
• Culture, Belonging and Inclusion • Human Capital Management • Employee Engagement • Employee Health, Safety, and Wellbeing	• Privacy and Cybersecurity • Ethics/ Compliance • Academic Integrity • Responsible Marketing • Technology Innovation and Performance	• Product Impacts and Learning Outcomes • Access to Education • Holistic Approach to Learner Success	• Climate Change Risks and Opportunities • Environmental Impact • Natural Resource Management	• Community Engagement • Philanthropy • Research and Advocacy	• Corporate Governance • Corporate Behavior



Focus on People. We focus on people by making Chegg a great place to work. We foster an environment centered on respect for all people, where diversity and inclusion are celebrated, and people have the opportunity to develop and advance their careers. Our employees are one of our biggest competitive advantages, and it is our responsibility to take care of them. We do this by offering an array of wellness and personal development programs, including health benefits, tuition reimbursement, mental health support, childcare credit and tools, paid parental leave, flexible PTO, professional leadership coaching, student debt repayment and ergonomic workplace design, to name a few.



Act Responsibly. We understand that to be a true customer champion and to gain and preserve our customers' trust, we must operate all facets of our business with integrity. We hold ourselves to the highest ethical standards and strive for full compliance with applicable laws and regulations. Our mission-driven nature is what attracted many of us to Chegg and keeps us here year after year. We believe this contributes to our strong values-driven culture and our shared respect for both legal and ethical business practices.



Help Learners. Learners are evolving and so is Chegg. The modern learner looks very different than they once did. They are older, many have families, and they are juggling work and school at the same time, so it comes as no surprise that they need more flexibility when it comes to education. Learners tell us that they need affordable, on-demand help and unfortunately, they are often unable to get that help from the institutions they pay to teach them. We combine our proprietary student data and artificial intelligence technology to serve as a personalized learning assistant for students and provide conversational, interactive, on-demand learning tools that are better able to predict students' needs without them having to ask. We are extremely proud to offer an integrated platform for learning that has helped so many learners on their education journey by providing them with the type of help they need, when they need it, in the format they want to receive it.



Operate Sustainably. We are focused on sustainable operations and are committed to minimizing the environmental impact of our business. We know that we owe it to our customers, employees, and society to use environmentally sound practices. This commitment impacts our operations, energy usage, and office buildings. Further, we strive to work with vendors that have similar values around operating sustainably. As part of our commitment to operate sustainably, Chegg measures and discloses its scope 1, 2, and 3 greenhouse gas emissions, with the goal of minimizing these emissions over time.



Give Back. Chegg and Chegg.org address issues facing the modern learner. We support organizations whose initiatives benefit learners and our communities such as those that remove barriers to education, empower student physical and mental well-being, or tackle food insecurity. We also empower our employee resource groups' work to support their shared communities by providing annual funding for philanthropic grants, leadership training, and executive sponsorship. Chegg's business activities and major themes of our philanthropic and community efforts align with many of the U.N.'s Sustainable Development Goals, and we have identified four of these goals (#4 – Quality Education, #3 – Good Health and Well-Being, #2 – Zero Hunger, #8 – Decent Work and Economic Growth, and #10 – Reduced Inequalities) for which Chegg's influence is greatest.



Govern Effectively. Chegg has a commitment to strong corporate governance practices. Corporate governance is part of our culture and is founded in our daily commitment to living values and principles that recognize our ethical obligations to our employees, customers and stockholders.

AWARDS AND RECOGNITION

- Chegg has a AAA MSCI ESG Rating, the highest possible rating.[1]
- Chegg has been certified as a "Great Place to Work" since 2018.
- In 2024, Chegg was voted one of Fortune's Best Small and Medium Workplaces for Millennials, and Technology, one of Fortune's Best Medium Workplaces, and one of Fortune's Best Small Workplaces in the Bay Area.
- Chegg won 8 best workplace awards from Comparably's 2024 lists: Best Company Culture, Best Company for Career Growth, Best Company Leadership, Best Company Perks & Benefits, Best Company Work-Life Balance, Best Company Compensation, Best CEO, Best Company Happiness.

Additional information on our Performance, Sustainability and Governance efforts is available on the Investor Relations section of our website, which is located at ***https://investor.chegg.com/esg.*** Our website addresses in this proxy statement are included as inactive textual references only. The information contained on or accessible through these websites is not incorporated by reference into this proxy statement.

(1)   As of 03/13/2024.

Corporate Governance Guidelines

Chegg is strongly committed to good corporate governance practices. These practices provide an important framework within which our Board of Directors and management can pursue our strategic objectives for the benefit of our stockholders.

Our Board of Directors has adopted Corporate Governance Guidelines that set forth our expectations for directors, director independence standards, board committee structure and functions, and other policies regarding our corporate governance. Our Corporate Governance Guidelines are available without charge on the Investor Relations section of our website, which is located at **https://investor.chegg.com,** under "Corporate Governance." The Corporate Governance Guidelines are reviewed at least annually by our Governance and Sustainability Committee, and any warranted changes are recommended to our Board of Directors.

Board Leadership Structure

Our Corporate Governance Guidelines provide that our Board of Directors shall be free to choose its Chairperson, or Co-Chairperson, in any way that it considers in the best interests of our Company, and that the Governance and Sustainability Committee shall periodically consider the leadership structure of our Board of Directors and make such recommendations related thereto to our Board of Directors as the Governance and Sustainability Committee deems appropriate. Our Board of Directors does not have a policy on whether the role of the Chairperson, or of the Co-Chairperson, and Chief Executive Officer should be separate and believes that it should maintain flexibility in determining a board leadership structure appropriate for us from time to time.

Our Board of Directors believes that we and our stockholders currently are best served by having Dan Rosensweig, our Executive Chairman, serve as a Co-Chairperson of our Board of Directors, considering his experience, expertise, knowledge of our business and operations and strategic vision. As Co-Chairperson of our Board of Directors, Mr. Rosensweig presides over meetings of the Board of Directors along with the other Co-Chairperson, and holds such other powers and carries out such other duties as are customarily carried out by a Co-Chairperson of the Board of Directors. Our other Co-Chairperson of the Board is Richard Sarnoff, an independent director. Our Board of Directors believes that its independence and oversight of management is maintained effectively through this leadership structure, the composition of our Board of Directors and sound corporate governance policies and practices. It is expected that, effective as of immediately prior to the Annual Meeting, Marne Levine will be appointed as lead independent director, assuming that role as Mr. Sarnoff steps away from the Co-Chairperson of the Board role while remaining on our Board of Directors.

Our Board of Directors' Role in Risk Oversight

Our Board of Directors, as a whole, has responsibility for risk oversight, although the committees of our Board of Directors oversee and review risk areas which are particularly relevant to them. The risk oversight responsibility of our Board of Directors and its committees is supported by our management reporting processes, which are designed to provide visibility to the Board of Directors and to our personnel that are responsible for risk assessment and information management about the identification, assessment and management of critical risks and management's risk mitigation strategies. These areas of focus include, but are not limited to, competitive, economic, operational, strategic, financial (accounting, credit, liquidity and tax), legal, regulatory, cybersecurity, compliance and reputational risks.

Each committee of the Board of Directors meets in executive session with key management personnel and representatives of outside advisers to oversee risks associated with their respective principal areas of focus. The Audit Committee reviews our major financial and cybersecurity risk exposures and the steps management has taken to monitor and limit such exposures, including our risk assessment and risk management policies and guidelines. With respect to cybersecurity, the Audit Committee provides independent oversight of our Information Security and Governance Program (the "ISP"). As a component of the ISP, the Audit Committee receives a report on the health and performance of the ISP quarterly. The Governance and Sustainability Committee provides oversight with respect to director selection, effectiveness and independence of our Board of Directors, committee functions and charters, adherence to our Sustainability and Governance framework, and other corporate governance matters. The Compensation Committee reviews our major compensation-related risk exposures, human capital management, diversity and inclusion, senior management succession planning, including consideration of whether compensation rewards and incentives encourage undue or inappropriate risk taking by our personnel, and the steps management has taken to monitor or mitigate such exposures.

Independence of Directors

The rules, regulations and listing standards of the New York Stock Exchange (the "NYSE") generally require that a majority of the members of our Board of Directors be independent. In addition, the NYSE rules, regulations and listing standards generally require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and corporate governance committees to be independent.

Our Board of Directors determines the independence of our directors by applying the independence principles and standards established by the NYSE. These provide that a director is independent only if the Board of Directors affirmatively determines that the director has no direct or indirect material relationship with Chegg. They also specify various relationships that preclude a determination of director independence. Material relationships may include commercial, industrial, consulting, legal, accounting, charitable, family and other business, professional and personal relationships.

Applying these standards, our Board of Directors annually reviews the independence of our directors, taking into account all relevant facts and circumstances. In its most recent review, the Board of Directors considered, among other things, the relationships that each non-employee director has with Chegg and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our common stock by each non-employee director.

Based upon this review, our Board of Directors affirmatively determined that Renee Budig, Marne Levine, Marcela Martin, Richard Sarnoff, Ted Schlein, Melanie Whelan and John (Jed) York are "independent" in accordance with NYSE listing standards applicable to boards of directors in general, and Sarah Bond and Paul LeBlanc, each of whom left our Board of Directors during 2024, was "independent" during the period they served on our Board of Directors during 2024.

All members of our Audit Committee, Compensation Committee, and Governance and Sustainability Committee must be independent directors as defined by our Corporate Governance Guidelines. Members of the Audit Committee and the Compensation Committee must also satisfy separate SEC independence requirements, as described in more detail below. Our Board of Directors has determined that all Renee Budig, Marcela Martin, Richard Sarnoff and Ted Schlein are "independent" in accordance with the NYSE listing standards and SEC rules applicable to boards of directors in general and audit committee members in particular, and that Melanie Whelan, Renee Budig and Marne Levine are "independent" in accordance with the NYSE listing standards and SEC rules applicable to boards of directors in general and compensation committee members in particular.

Committees of Our Board of Directors

Our Board of Directors has established three standing committees: an Audit Committee, a Compensation Committee, and a Governance and Sustainability Committee. Members serve on these committees until they resign or until otherwise determined by our Board of Directors. Our Board of Directors assesses the composition of the committees at least annually to consider whether committee assignments should be rotated. Each committee is governed by a written charter. The charters for each committee can be obtained, without charge, on the Investor Relations section of our website, ***https://investor.chegg.com***, under "Corporate Governance." The composition and responsibilities of each committee are described below:

AUDIT COMMITTEE

The composition of our Audit Committee meets the requirements for independence under the rules, regulations and listing standards of the NYSE and the rules and regulations of the SEC, which provide that the members may not accept directly or indirectly any consulting, advisory or other compensatory fee from Chegg or any of its subsidiaries other than their directors' compensation (including in connection with such member's service as a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from Chegg or any of its subsidiaries). Each member of our Audit Committee is financially literate as required by the rules, regulations and listing standards of the NYSE. In addition, our Board of Directors has determined that Mses. Budig and Martin are Audit Committee financial experts within the meaning of Item 407(d) of Regulation S-K of the Securities Act of 1933, as amended (Regulation S-K of the Securities Act of 1933, as amended, shall be referred to herein as "Regulation S-K"). The Audit Committee's responsibilities include, among others:

Audit Committee	
CURRENT MEMBERS **Renee Budig, Chair** **Marcela Martin** **Richard Sarnoff** **Ted Schlein** **NUMBER OF MEETINGS** **5**	• Assisting our Board of Directors in overseeing the integrity of our financial statements and accounting and financial reporting processes and the audits of our financial statements, as well as our compliance with legal and regulatory requirements; • Selecting and overseeing our independent auditors; • Reviewing and evaluating the qualifications, independence, and performance of our independent auditors; • Monitoring the periodic reviews of the adequacy of the accounting and financial reporting processes and systems of internal control that are conducted by our independent auditors and our financial and senior management; • Overseeing the performance of our internal audit function; • Facilitating communication among our independent auditors, our financial and senior management, and our Board of Directors; • Discussing the results of the audit with our independent auditors, and reviewing, with management and the independent auditors, our interim and year-end operating results; and • Reviewing with management our major financial, accounting, tax, and cybersecurity risk exposures and the steps management has taken to monitor such exposures, including our procedures and any related policies with respect to risk assessment and risk management.

COMPENSATION COMMITTEE

The composition of our Compensation Committee meets the requirements for independence under the rules, regulations and listing standards of the NYSE and the rules and regulations of the SEC. Each member of our Compensation Committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Act of 1934, as amended, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. The purpose of our Compensation Committee is to discharge the responsibilities of our Board of Directors relating to the compensation of our executive officers and directors. The Compensation Committee's responsibilities include the following, among others:

Compensation Committee

CURRENT MEMBERS

Melanie Whelan, Chair

Renee Budig

Marne Levine

NUMBER OF MEETINGS

10

- Reviewing our overall compensation strategy, including base salary, incentive compensation, and equity-based grants, to assure that it promotes stockholder interests and supports our strategic and tactical objectives, and that it provides for appropriate rewards and incentives for our management and employees;

- Reviewing and determining the compensation of our executive officers, including the corporate goals and objectives to be considered in determining such compensation;

- Recommending to our Board of Directors the compensation for our directors;

- Administering our stock and equity incentive plans; and

- Reviewing, approving, and making recommendations to our Board of Directors regarding incentive compensation equity-based grants and equity plans.

At least annually, our Compensation Committee reviews and approves our executive compensation strategy and principles to assure that they promote stockholder interests and support our strategic and tactical objectives, and that they provide for appropriate rewards and incentives for our executives. Our Compensation Committee also reviews and makes recommendations to our Board of Directors regarding the compensation of our non-employee directors. Except for the delegations described below with respect to non-executive and Advisory Board grants, our Compensation Committee retains and does not delegate any of its exclusive power to determine all matters of executive compensation and benefits. In determining the compensation of each of our executive officers, other than our Chief Executive Officer, our Compensation Committee considers the recommendations of our Chief Executive Officer, our human resources department, and our independent compensation consultant. In the case of the Chief Executive Officer, our Compensation Committee evaluates his performance and independently determines, considering the recommendations of our independent compensation consultant, whether to make any adjustments to his compensation.

Our Compensation Committee retained an independent compensation consultant, Aon Human Capital Solutions practice, a division of Aon plc ("Aon"), to assist in structuring our executive officer compensation and non-employee director compensation for fiscal year 2024. As described in more detail the "Executive Compensation—Compensation Discussion and Analysis—2024 Compensation Peer Group" section of this proxy statement, Aon provided our Compensation Committee with market data and analyses from a peer group of similarly-sized technology companies with similar business and financial characteristics. During fiscal year 2024, other than executive and general compensation survey consulting services, Aon did not provide Chegg or our Compensation Committee with any other services. No work performed by Aon during 2024 raised a conflict of interest. For fiscal year 2025, the Compensation Committee has retained Aon-as its independent compensation consultant.

The Compensation Committee has delegated, in accordance with applicable law, rules and regulations, and our Certificate of Incorporation and Bylaws, authority to an equity awards committee comprised of certain of our executive officers, including our Chief Executive Officer, who is also a member of the Board of Directors, the authority to make certain types of equity award grants under Chegg's 2023 Equity Incentive Plan, or any successor plan, to any employee who is not an executive officer or director subject to the terms of such plan and equity award guidelines and limits approved by our Compensation Committee. Our Compensation Committee has also delegated to our Chief Executive Officer the authority to make certain types of equity award grants under Chegg's 2023 Equity Incentive Plan, or any successor plan, to members of our Advisory Board.

GOVERNANCE AND SUSTAINABILITY COMMITTEE

The members of our Governance and Sustainability Committee during 2024 were Ms. Levine, Messrs. Schlein, LeBlanc and York. Mr. LeBlanc departed from the Board of Directors and Governance and Sustainability Committee on September 18, 2024. The composition of our Governance and Sustainability Committee meets the requirements for independence under the rules, regulations and listing standards of the NYSE. The Governance and Sustainability Committee's responsibilities include the following, among others:

Governance and Sustainability Committee **CURRENT MEMBERS** **Marne Levine, Chair** **Ted Schlein** **John (Jed) York** **NUMBER OF MEETINGS** **5**	• Identifying, recruiting, evaluating, and recommending nominees to our Board of Directors and committees of our Board of Directors; • Evaluating and reviewing with our Board of Directors the criteria for identifying and selecting new directors; • Evaluating the performance of our Board of Directors and its committees; • Considering and making recommendations to our Board of Directors regarding the composition and leadership structure of our Board of Directors and its committees; • Overseeing and periodically reviewing our policies, initiatives, strategy, disclosures and engagement with investors and other key stakeholders related to ESG matters; • Evaluating the adequacy of our corporate governance practices and reporting, taking into account developments in corporate governance practices; and • Making recommendations to our Board of Directors concerning corporate governance and ESG matters.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee during 2024 were Mses. Levine, Whelan, Bond, Budig and Mr. York. Ms. Bond departed from the Board of Directors and Compensation Committee on September 18, 2024. Mr. York resigned from the Compensation Committee on June 5, 2024. None of the members of our Compensation Committee in 2024 were at any time during 2024, or at any other time, an officer or employee of Chegg or any of its subsidiaries, and none had or has any relationships with Chegg that are required to be disclosed under Item 404 of Regulation S-K. None of our executive officers has served as a member of the Board of Directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board of Directors or Compensation Committee during 2024.

2024 Board and Committee Meetings and Attendance

Our Board of Directors meets periodically during our fiscal year to review significant developments affecting us and to act on matters requiring the Board of Directors approval. During 2024, our Board held eight meetings and acted five times by unanimous written consent; the Audit Committee held five meetings and acted three times by unanimous written consent; the Compensation Committee held ten meetings and acted fourteen times by unanimous written consent; and the Governance and Sustainability Committee held five meetings and acted one time by unanimous written consent. During 2024 each member of the Board of Directors participated in at least 75% of the aggregate of all meetings of the Board of Directors and of all meetings of committees on which such member served that were held during the period in which such director served.

The following table sets forth the number of meetings held by our Board of Directors and the Committees during fiscal year 2024:

Name	Board of Directors	Audit Committee	Compensation Committee	Governance and Sustainability Committee
Number of meetings held in 2024	8	5	10	5
Number of unanimous written consents in 2024	5	3	14	1

Board Attendance at Annual Meeting of Stockholders

Our policy is to invite and encourage our Board of Directors to attend our Annual Meeting. All of our then-serving directors attended our last Annual Meeting of Stockholders held on June 5, 2024.

Presiding Director of Non-Employee Director Meetings

The non-employee directors meet in regularly scheduled executive sessions without management to promote open and honest discussion. Mr. Sarnoff, Co-Chairperson of the Board of Directors, is the presiding director at these meetings.

Director Commitments

Each member of the Board of Directors is expected to spend the time and effort necessary to properly discharge their responsibilities as directors in accordance with the criteria set forth in our Corporate Governance Guidelines. No director may serve on more than four public company boards, including our Board of Directors, in order to devote adequate time and effort to their responsibilities as our directors.

Communication with Directors

Stockholders and interested parties who wish to communicate with our Board of Directors, non-management members of our Board of Directors as a group, a committee of the Board of Directors or a specific member of our Board of Directors (including our Co-Chairpersons or Lead Independent Director) may do so by mailing letters addressed to the attention of our Corporate Secretary.

All communications are reviewed by the Corporate Secretary and provided to the members of the Board of Directors consistent with a screening policy providing that unsolicited items, sales materials, and other routine items and items unrelated to the duties and responsibilities of the Board of Directors not be relayed on to directors.

The address for these communications is:

Chegg, Inc.
3990 Freedom Circle
Santa Clara, CA 95054
Attn: Corporate Secretary

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. Our Code of Business Conduct and Ethics is publicly available on our Investor Relations section of our website located at ***https:// investor.chegg.com***, under "Corporate Governance." If the Company ever were to amend or waive any provision of its Code of Business Conduct and Ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, the Company intends to satisfy its disclosure obligations, if any, with respect to any such waiver or amendment by posting such information on its website set forth above rather than by filing a Current Report on Form 8-K. In the case of a waiver for an executive officer or a director, the disclosure required under applicable NYSE listing standards also will also be made available on our website. On December 6, 2023, our Code of Business Conduct and Ethics was updated upon the recommendation of our Governance and Sustainability Committee. There were no waivers of the Code of Business Conduct and Ethics for any of our directors or executives during fiscal year 2024.



Proactive

We understand students at a deep level and anticipate their needs at every step.

Nomination Process and Director Qualification

Nomination to the Board of Directors

Candidates for nomination to our Board of Directors are selected by our Board of Directors based on the recommendation of our Governance and Sustainability Committee in accordance with such committee's charter, our Certificate of Incorporation and Bylaws, our Corporate Governance Guidelines and any criteria adopted by our Board of Directors regarding director candidate qualifications. In recommending candidates for nomination, the Governance and Sustainability Committee considers candidates recommended by directors, officers, employees, stockholders and others, using the same criteria to evaluate all candidates. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate and, in addition, the committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.

Additional information regarding the process for properly submitting stockholder nominations for candidates for membership on our Board of Directors is set forth below under the "Additional Information—Stockholder Proposals to Be Presented at the Next Annual Meeting" section of this proxy statement.

Director Qualifications

With the goal of developing a diverse, experienced and highly qualified Board of Directors, the Governance and Sustainability Committee is responsible for developing and recommending to our Board of Directors the desired qualifications, expertise and characteristics of members of our Board of Directors that the committee believes must be met by a committee-recommended nominee for membership to our Board of Directors and any specific qualities or skills that the committee believes are necessary for one or more of the members of our Board of Directors to possess.

Since the identification, evaluation and selection of qualified directors is a complex and subjective process that requires consideration of many intangible factors, and will be significantly influenced by the particular needs of the Board of Directors from time to time, our Board of Directors has not adopted a specific set of minimum qualifications, qualities or skills that are necessary for a nominee to possess, other than those that are necessary to meet U.S. legal and regulatory requirements, the listing rules of the NYSE, and the provisions of our Certificate of Incorporation, Bylaws, Corporate Governance Guidelines, and charters of the committees of the Board of Directors. In addition, neither our Board of Directors nor our Governance and Sustainability Committee has a formal policy with regard to the consideration of diversity in identifying nominees. When considering candidates for nomination, the Governance and Sustainability Committee may take into consideration many factors, including, among other

things, a candidate's independence, integrity, skills, financial and other expertise, breadth of experience, knowledge about our business or industry and willingness and ability to devote adequate time and effort to responsibilities of the Board of Directors, in the context of its existing composition. Through the nomination process, the Governance and Sustainability Committee seeks to promote board membership that reflects a diversity of business experience, expertise, viewpoints, personal backgrounds and other characteristics that are expected to contribute to the Board of Directors overall effectiveness and the needs of the Board of Directors and its committees. The brief biographical description of the nominee set forth in Proposal No. 1 below includes the primary individual experience, qualifications, attributes and skills of the director nominee that led to the conclusion that the director nominee should serve as a member of our Board of Directors at this time.

Director Onboarding and Continuing Education

Our director orientation program familiarizes new directors with Chegg's businesses, strategies and policies, and assists them in developing the skills and knowledge required for their service on the Board of Directors and assigned committees. New directors are provided a comprehensive orientation about Chegg, including our business operations, strategy and governance. New directors have one-on-one sessions with the Chief Executive Officer, other directors and other members of management. New Audit Committee members also have one-on-one sessions with our independent registered public accounting firm. Members of our management team regularly review with the Board of Directors the operating plan of the business and Chegg as a whole. The Board of Directors also visits our headquarters in Santa Clara as part of its regularly scheduled meetings. Directors are encouraged to attend outside director continuing education programs sponsored by educational and other institutions that provide educational briefings on business, corporate governance, regulatory and compliance matters and other topics that help to enhance the skills and knowledge of our Board members.

Board Evaluations

Each year, our directors complete an assessment of Board of Directors and committee performance through evaluations facilitated by our Governance and Sustainability Committee and our outside counsel. The assessment includes a written evaluation, as well as director interviews conducted by our outside counsel and the Chair of our Governance and Sustainability Committee and one-on-one interview sessions with only our outside counsel. The evaluation and interview process is designed to allow for assessment of Board of Directors and committee meeting content, structure, processes, practices and performance, an individual director's own performance and contributions as well as the performance and contributions of such director's fellow members of the Board of Directors, and the structure and performance of the leadership of the Board of Directors and its committees. To protect the anonymity and the integrity of the Board of Directors and committee evaluation process, our outside counsel, who utilizes the information to formulate recommendations for the Board of Directors and committees, does not attribute any comments provided in the surveys and interviews to individual directors. The Governance and Sustainability Committee and the full Board of Directors then each discuss the report and recommendations from our outside counsel and determine if any follow-up actions are appropriate, as well as using some information obtained through the process as an input to the board refreshment process. If follow-up action is needed, the Board of Directors and any applicable committee develops a plan to address matters raised in the report and recommendations, as appropriate.

Proposal No. 1

Election of Directors

Our Board of Directors currently consists of 9 directors and is divided into three classes, with each class serving for three years and with the terms of office of the respective classes expiring in successive years. Directors in Class III will stand for election at this meeting. The terms of office of directors in Class I and Class II do not expire until the Annual Meetings of Stockholders to be held in 2026 and 2027, respectively. At the recommendation of our Governance and Sustainability Committee, our Board of Directors proposes that the Class III nominee named below be elected as a Class III director for a three-year term expiring at the Annual Meeting of Stockholders to be held in 2028 and until such director's successor is duly elected and qualified, or until such director's earlier resignation or removal.

Shares of our common stock represented by proxies will be voted "FOR" the election of the nominee named below, unless the proxy is marked to abstain. If the nominee for any reason is unable to serve or for good cause will not serve, the proxies may be voted for such substitute nominee as the proxy holder may determine. The nominee has consented to being named in this proxy statement and to serve if elected. Proxies may not be voted for more than one director. Stockholders may not cumulate votes in the election of director.

Nominee to the Board of Directors

The nominee, and her age, occupation, and length of service on our Board of Directors are provided in the table below. Additional biographical description of the nominee is set forth in the text below the table. This description includes the primary individual experience, qualifications, qualities and skills of the nominee that led to the conclusion that the nominee should serve as a member of our Board of Directors at this time. There are three directors in the class whose term of office expires in 2025, one of whom, Marcela Martin, has been nominated for re-election to the Board. Unless otherwise instructed, the persons (the "proxyholders") named in the form of proxy card attached to this Proxy Statement, as filed with the SEC, intend to vote the proxies held by them for the election of Marcela Martin. The proxies cannot be voted for more than one candidate for director. The Board knows of no reason why this nominee would be unable or unwilling to serve, but if that would be the case, proxies received will be voted for the election of such other persons, if any, as the Board may designate. Directors elected at the Annual Meeting will hold office until the 2028 Annual Meeting of Stockholders and until their successors are duly elected and qualified.

Name of Director/Nominee	Age[2]	Principal Occupation	Joined Our Board
Marcela Martin[1]	53	Chief Financial Officer, Contentsquare	September 2021

(1) Member of the Audit Committee.

(2) Age as of the Record Date of the 2025 Annual Meeting.



Member of Audit Committee.

DIRECTOR SINCE:

2021

Marcela Martin

Marcela Martin brings extensive experience in the finance, tech, and media industries and has served on our board of directors since September 2021. Ms. Martin currently serves as Chief Financial Officer at Contentsquare as of November 2024. Previously, Ms. Martin served as Advisor, and earlier, as Chief Financial Officer at Ouro from January 2024 to November 2024 and Ms. Martin also served as the President of Buzzfeed, Inc. from August 2022 to January 2024. Ms. Martin was Chief Financial Officer at Squarespace from November 2020 to July 2022 and Senior Vice President and Chief Financial Officer from January 2019 to November 2020 at Booking.com. Ms. Martin was Executive Vice President and Chief Financial Officer of National Geographic Partners from January 2016 to December 2018. From 2003 to 2007, Ms. Martin was Vice President and Deputy Chief Financial Officer for Fox International Channels and Executive Vice President and Chief Financial Officer from 2007 to 2016. Ms. Martin currently serves on the Board of Directors of Cvent. Ms. Martin holds a B.S. in Accounting from the University of Moron, Argentina, and an M.B.A. from the University of Liverpool, United Kingdom.

We believe that Ms. Martin should continue to serve on our Board of Directors due to her extensive financial experience through her service as a Chief Financial Officer of public and private entities.

Continuing Directors

The directors who are serving for terms that end in 2026 and 2027, and their ages, principal occupations and length of service on our Board of Directors are provided in the table below. Additional biographical descriptions of each continuing director are set forth in the text below the table. These descriptions include the primary individual experience, qualifications, qualities and skills of each continuing director that led to the conclusion that each director should continue to serve as a member of our Board of Directors at this time.

Name of Director	Age[7]	Principal Occupation	Joined Our Board
CLASS I DIRECTORS - TERMS EXPIRING 2026:			
Renee Budig[1][2]	64	Former Executive Vice President and Chief Financial Officer, Paramount Streaming, a division of Paramount Global, Inc.	November 2015
Dan Rosensweig[3]	63	Executive Chairman and Co-Chairperson, Chegg, Inc.	March 2010
Ted Schlein[4][5]	61	General Partner, Kleiner Perkins	December 2008
Nathan Schultz	47	President and Chief Executive Officer, Chegg, Inc.	June 2024
CLASS II DIRECTORS - TERMS EXPIRING 2027:			
Marne Levine[2][6]	54	Former Chief Business Officer, Meta Platforms, Inc.	May 2013
Richard Sarnoff[3][5]	66	Chairman of Media, KKR Americas Private Equity	August 2012

(1)   Chair of the Audit Committee.

(2)   Member of the Compensation Committee

(3)   Co-Chairperson of the of Board of Directors.

(4)   Member of the Governance and Sustainability Committee.

(5)   Member of the Audit Committee.

(6)   Chair of the Governance and Sustainability Committee.

(7)   Age as of the Record Date of the 2025 Annual Meeting.

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Class I Directors



Chair of
Audit Committee and
Member of
Compensation
Committee

DIRECTOR SINCE:

2015

Renee Budig

Renee Budig has served on our Board of Directors since November 2015. From September 2012 to January 2021, Ms. Budig served as the Executive Vice President and Chief Financial Officer of Paramount Streaming, a division of Paramount Global Inc. (formerly CBS Interactive, a division of CBS Inc.), an online content network for information and entertainment. From 2010 to September 2012, Ms. Budig served as Chief Financial Officer of Hightail, Inc. (formerly branded YouSendIt and acquired by OpenText), a cloud service that allowed users to send, receive, digitally sign and synchronize files. From 2006 to 2010, Ms. Budig was the Vice President of Finance at Netflix, Inc., a multinational provider of on-demand Internet streaming media. Ms. Budig served on the board of directors of iRhythm Technologies from April 2020 to May 2023. Ms. Budig holds a B.S. in Business Administration from the University of California, Berkeley.

We believe that Ms. Budig should continue to serve on our Board of Directors due to her extensive background in consumer technology companies and her financial expertise through her service as a Chief Financial Officer.



Executive Chairman
and Co-Chairperson of
the Board of Directors

DIRECTOR SINCE:

2010

Dan Rosensweig

Dan Rosensweig currently serves as Chegg's Executive Chairman since June 2024 and as Co-Chairperson of our Board of Directors since July 2018. Mr. Rosensweig served as our President and Chief Executive Officer from February 2010 to June 2024. Mr. Rosensweig also served as the Chairperson of our Board of Directors from March 2010 to July 2018. From 2009 to 2010, Mr. Rosensweig served as President and Chief Executive Officer of RedOctane, a business unit of Activision Publishing, Inc. and developer, publisher, and distributor of Guitar Hero. From 2007 to 2009, Mr. Rosensweig was an Operating Principal at the Quadrangle Group, a private investment firm. From 2002 to 2009, Mr. Rosensweig served as Chief Operating Officer of Yahoo! Inc., an internet content and service provider. Prior to serving at Yahoo!, Mr. Rosensweig served as the President of CNET Networks and prior to that as Chief Executive Officer and President of ZDNet, until it was acquired by CNET Networks. Mr. Rosensweig currently serves on the board of directors of Adobe Systems Incorporated. Mr. Rosensweig holds a B.A. in Political Science from Hobart and William Smith Colleges.

We believe that Mr. Rosensweig should continue to serve on our Board of Directors due to the perspective and experience he brings as our Executive Chairman and his extensive experience with consumer internet and media companies.



Member of Audit Committee and Governance and Sustainability Committee

DIRECTOR SINCE:
2008

Ted Schlein

Ted Schlein has served on our Board of Directors since December 2008. Mr. Schlein has served as a General Partner of Kleiner Perkins, a venture capital firm, since November 1996. Mr. Schlein is also Chairman and a General Partner of Ballistic Ventures. From 1986 to 1996, Mr. Schlein served in various executive positions at Symantec Corporation, a provider of internet security technology and business management technology solutions, including as Vice President of Enterprise Products. Mr. Schlein currently serves on the boards of directors of a number of privately held companies. Mr. Schlein holds a B.A. in Economics from the University of Pennsylvania.

We believe that Mr. Schlein should continue to serve on our Board of Directors due to his extensive experience working with and investing in technology companies.



President and Chief Executive Officer

DIRECTOR SINCE:
2024

Nathan Schultz

Nathan Schultz has served as our President, Chief Executive Officer and Member of our Board of Directors since June 1, 2024. From October 2022 to June 2024, Mr. Schultz served as our Chief Operating Officer and previously served as our President of Learning Services from December 2018 to October 2022, our Chief Learning Officer from June 2014 until December 2018, our Chief Content Officer from May 2012 until June 2014, our Vice President of Content Management from 2010 to May 2012 and our Director of Textbook Strategy from 2008 to 2010. Prior to joining us, Mr. Schultz served in various management positions at R.R. Bowker LLC, a provider of bibliographic information and management solutions; Monument Information Resource, a marketing intelligence resource acquired by R.R. Bowker; Pearson Education, an education publishing and assessment service; and Jones & Bartlett Learning LLC, a division of Ascend Learning Company and provider of education solutions. Mr. Schultz holds a B.A. in History from Elon University.

We believe that Mr. Schultz should continue to serve on our Board of Directors due to the perspective and experience he brings as our Chief Executive Officer and his extensive experience with education.

Class II Directors



Member of Compensation Committee and Chair of Governance and Sustainability Committee

DIRECTOR SINCE:

2013

Marne Levine

Marne Levine brings extensive experience in the policy, communication, and technology fields, and has served on our Board of Directors since May 2013. From September 2021 to February 2023, Ms. Levine served as the Chief Business Officer at Meta Platforms, Inc. (doing business as Meta and formerly known as Facebook, Inc.), a social media company, and served as its Vice President of Global Partnerships, Business and Corporate Development from February 2019 to June 2021. Previously, Ms. Levine served as Chief Operating Officer of Instagram from December 2014 to February 2019 where she was responsible for helping to scale the company's business and operations globally and turn Instagram from a beloved app into a thriving business. She joined Meta in 2010 as Meta's first Vice President of Global Policy, a position she held for four years. Prior to Meta, Ms. Levine served in the Obama Administration as Chief of Staff of the National Economic Council (NEC) at the White House and Special Assistant to the President for Economic Policy. From 2006 to 2008, Ms. Levine was Head of Product Management for Revolution Money, an early-stage start-up working on person-to-person online money transfers, which was ultimately sold to American Express. Prior to this, she served as Chief of Staff to Larry Summers, then President of Harvard University. Ms. Levine began her career in 1993 at the United States Department of Treasury under President Bill Clinton where she held several leadership positions. She holds a B.A. in Political Science and Communications from Miami University and an M.B.A. from Harvard Business School.

We believe that Ms. Levine should continue to serve on our Board of Directors due to her extensive experience scaling brands globally and serving in executive positions at global technology companies.



Member of Audit Committee and Co-Chairperson of the Board of Directors

DIRECTOR SINCE:

2012

Richard Sarnoff

Richard Sarnoff has served on our Board of Directors since August 2012 and as a Co-Chairperson of our Board of Directors since July 2018. He was named Chairman of Media for KKR's Private Equity platform in the Americas in 2022. From 2014 through 2021, he served first as Managing Director and then as Partner and Head of the Media and Communications industry group, leading investments in the Media, Telecom, Information Services, Digital Media and Education sectors in the US. From 2011 to 2014, Mr. Sarnoff was a Senior Adviser to KKR. Mr. Sarnoff currently serves on the Board of Directors of Simon & Schuster, OverDrive, Teaching Strategies, AST SpaceMobile and Lightcast, as well as numerous not-for-profit organizations. Until 2011, Mr. Sarnoff was a longstanding senior executive at Bertelsmann AG, Europe's largest media company, where he served in the early 2000's as EVP and Chief Financial Officer of Bertelsmann's book publishing division, Random House, during which time he also Chaired the Association of American Publishers (AAP.) In 2006, Mr. Sarnoff established Bertelsmann's digital media arm, BDMI, and as President oversaw the corporation's global investment activities in digital media. In 2008, Mr. Sarnoff was named Co-Chairman of Bertelsmann's US holding company, Bertelsmann Inc., and served on the Supervisory Board of Bertelsmann AG for six years. Mr. Sarnoff holds a BA from Princeton University in Art History and an MBA from Harvard University.

We believe that Mr. Sarnoff should continue to serve on our Board of Directors due to his extensive experience serving in senior leadership roles in media and digital technology companies and investing in education companies.

There are no familial relationships among our directors and officers.

Director Compensation

We compensate our non-employee directors with a combination of cash and equity. The form and amount of compensation paid to our non-employee directors for serving on our Board of Directors and its committees is designed to be competitive in light of industry practices and the obligations imposed by such service. In order to align the long-term interests of our directors with those of our stockholders, the majority of director compensation is provided in equity-based compensation. The Compensation Committee, after considering the information, analysis and recommendations provided by Aon Consulting, Inc., its independent compensation consultant, including data regarding compensation paid to non-employee directors by companies in our "peer group" (as described in the "Executive Compensation—Compensation Discussion and Analysis" section of this proxy statement), evaluates the appropriate level and form of compensation for non-employee directors and recommends compensation changes to the Board when appropriate.

Annual Fees

Our non-employee directors were compensated in 2024 as follows:

- an annual cash retainer of $40,000 for serving on our Board of Directors;
- an annual cash retainer of $10,000 for serving in a non-chair position on a standing committee of the Board of Directors; and
- an annual cash retainer of $20,000 for serving as the Chair of a standing committee of the Board of Directors.

We pay the annual retainer fee and any additional fees to each director in arrears in equal quarterly installments.

Equity Awards

Our non-employee director equity compensation policy provides that annually each non-employee director will be granted, immediately following our Annual Meeting of Stockholders, a Restricted Stock Unit Award ("RSU") having a fair market value on the date of grant equal to $200,000 that vests in full on the one-year anniversary of the date of grant.

Furthermore, on February 29, 2024, the Compensation Committee amended the compensation program to provide for an annual cash retainer of $75,000 for each non-employee Co-Chairperson of the Board of Directors in lieu of an RSU award. This amendment was adopted to align to peer group practices and to help manage our objectives regarding our equity burn rate.

Awards granted to non-employee directors under the policies described above will accelerate and vest in full in the event of a Change of Control. In addition to the awards provided for above, non-employee directors are eligible to receive discretionary equity awards.

Non-employee directors receive no other form of remuneration, perquisites or benefits, but are reimbursed for their expenses in attending meetings, including travel, meals and other expenses incurred to attend meetings solely among the non-employee directors.

Stock Ownership Guidelines for Directors

In 2019, our Board of Directors established minimum Stock Ownership Guidelines for non-employee directors (the "Director Stock Ownership Guidelines") that require each director to own Chegg equity having a value of at least three times his or her base annual cash retainer of $40,000. Shares subject to stock options, RSUs, and performance-based RSUs ("PSUs") do not count towards the satisfaction of these guidelines. Each non-employee director who was a director at the time the Director Stock Ownership Guidelines were adopted was given until May 2023 to reach this ownership level. Each director elected after the establishment of the Director Stock Ownership Guidelines has five years from the year elected to reach the specified ownership level. Each of our non-employee directors is in compliance with the minimum ownership requirement.

The following table provides information for the year ended December 31, 2024 regarding all compensation awarded to, earned by or paid to each person who served as a non-employee director for some portion or all of 2024. Mr. Schultz, our current President and Chief Executive Officer, did not receive any compensation for his service as a director during the fiscal year ended December 31, 2024.

2024 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)[6]	RSU Awards ($)[7]	Total ($)[8]
Sarah Bond[1]	49,674	199,997	249,671
Renee Budig[2]	66,813	199,997	266,810
Paul LeBlanc[3]	42,935	199,997	242,932
Marne Levine[4]	55,761	199,997	255,758
Marcela Martin	50,000	199,997	249,997
Richard Sarnoff	70,052	199,997	270,049
Ted Schlein	60,000	199,997	259,997
Melanie Whelan	60,000	199,997	259,997
John (Jed) York[5]	54,306	199,997	254,303

(1)   Ms. Bond resigned from the Board of Directors and as a member of the Compensation Committee effective September 18, 2024.

(2)   Committee fees for Ms. Budig are prorated to reflect her transition as a member to the Compensation Committee effective April 3, 2024.

(3)   Mr. LeBlanc resigned from the Board of Directors and as chair the Governance and Sustainability Committee effective September 18, 2024.

(4)   Committee fees for Ms. Levine are pro-rated to reflect her transition from the Governance and Sustainability Committee Chair effective September 18, 2024.

(5)   Committee fees for Mr. York are prorated to reflect his resignation as a member of the Compensation Committee effective June 5, 2024.

(6)   All director fees were paid at the end of the quarter for which services were provided.

(7)   Amounts shown in this column do not reflect dollar amounts actually received by non-employee directors. Instead these amounts reflect the aggregate grant date fair value calculated in accordance with Financial Accounting Standards Board, Accounting Standards Codification Topic 718, Compensation-Stock Compensation, (formerly SFAS 123R) ("ASC 718"), for awards granted during 2024. During 2024, each non-employee member of the Board of Directors, who was a director as of the close of our 2024 Annual Meeting of Stockholders on June 5, 2024, was granted an RSU award covering 54,347 shares of our common stock with an aggregate grant date fair value of $199,997. The grant date fair value for RSUs was determined using the closing share price of our common stock on the date of grant. For information on other valuation assumptions with respect to stock awards, refer to notes 2 and 13 of the notes to consolidated financial statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. There can be no assurance that this grant date fair value will ever be realized by the non-employee director.

(8)   Non-employee directors receive no other form of remuneration, perquisites or benefits for their service as members of our Board of Directors, but they are reimbursed for their reasonable travel expenses incurred in attending Board of Directors and committee meetings and certain Chegg events and approved continuing education programs.

Our non-employee directors held the following number of stock options and unvested RSU awards as of December 31, 2024.

Name	Option Awards	RSU Awards
Sarah Bond[1]	—	—
Renee Budig	43,445	54,347
Paul LeBlanc[2]	—	—
Marne Levine	58,175	54,347
Marcela Martin	—	54,347
Richard Sarnoff	—	54,347
Ted Schlein	—	54,347
Melanie Whelan	—	54,347
John (Jed) York	80,456	54,347

(1) Ms. Bond resigned from the Board of Directors and as a member of the Compensation Committee effective September 18, 2024. Ms. Bond's RSU award was forfeited on September 18, 2024.

(2) Mr. LeBlanc resigned from the Board of Directors and as chair the Governance and Sustainability Committee effective September 18, 2024. Mr. LeBlanc's RSU award was forfeited on September 18, 2024.

 **Our Board of Directors recommends a vote "FOR" the Class III director nominee.**



Chegg

Helping students thrive.

Proposal No. 2

Non-Binding Advisory Vote on Executive Compensation

In accordance with Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act") and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") we are required to seek, on a non-binding advisory basis, stockholder approval of the compensation of our named executive officers as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on the compensation of our named executive officers.

Compensation Program and Philosophy

Our executive compensation program is designed to:

- Attract, motivate and retain highly qualified executive officers in a competitive market;
- Provide compensation to our executives that are competitive and reward the achievement of challenging business objectives; and
- Align our executive officers' interests with those of our stockholders by providing a significant portion of total compensation in the form of equity awards.

Our Board of Directors believes that our current executive compensation program has been effective at aligning our executive officers' interests with those of our stockholders. Stockholders are urged to read the "Executive Compensation" section of this proxy statement, which further discusses how our executive compensation policies and procedures implement our compensation philosophy and which contains tabular information and narrative discussion about the compensation of our named executive officers. The "Executive Compensation—Compensation Discussion and Analysis—Stockholder Engagement and Results of 2024 Stockholder Advisory Vote on Executive Compensation" section of this proxy statement also discusses our actions in response to the input of our stockholders with respect to our executive compensation policies and procedures.

The Compensation Committee and the Board of Directors believe that these policies and procedures are effective in implementing our compensation philosophy and in achieving our goals. Accordingly, we are asking our stockholders to indicate their support for the compensation of our named executive officers as described in this proxy statement by voting in favor of the following resolution:

"RESOLVED, that the stockholders approve, on a non-binding advisory basis, the compensation of Chegg, Inc.'s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables, and the accompanying narrative disclosures set forth in the proxy statement relating to Chegg, Inc.'s 2025 Annual Meeting of Stockholders."

 **Our Board of Directors recommends a vote "FOR" the approval of the compensation of our named executive officers as disclosed in this proxy statement.**



A real world of possibility

Supporting students in their learning journey.

Proposal No. 3

Ratification of Independent Registered Public Accounting Firm

Our Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Our Audit Committee has selected Deloitte & Touche LLP ("Deloitte") as our principal independent registered public accounting firm to perform the audit of our consolidated financial statements for fiscal year ending December 31, 2025. As a matter of good corporate governance, our Audit Committee has decided to submit its selection of its principal independent registered public accounting firm to stockholders for ratification. In the event that the appointment of Deloitte is not ratified by our stockholders, the Audit Committee will review its future selection of Deloitte as our principal independent registered public accounting firm.

Deloitte audited our financial statements for the fiscal year ended December 31, 2024. Representatives of Deloitte are expected to be present at the Annual Meeting, and they will be given an opportunity to make a statement at the meeting if they desire to do so, and will be available to respond to appropriate questions.

Independent Registered Public Accounting Firm's Fees Report

We regularly review the services and fees of our independent registered public accounting firm. These services and fees are also reviewed with our Audit Committee annually.

In addition to performing the audit of our consolidated financial statements, Deloitte, the member firm of Deloitte Touche Tohmatsu Limited and their respective affiliates (the "Deloitte Group"), provided various other services during 2024 and 2023. Our Audit Committee has determined that the Deloitte Group's provisioning of these services, which are described below, does not impair Deloitte's, or the Deloitte Group's, independence from Chegg.

Fees Paid to Independent Registered Public Accounting Firm

Fees billed to us by the Deloitte Group for services rendered in 2024 and 2023 totaled $3,696,819 and $4,171,977, respectively, and consisted of the following:

Fees Billed to Chegg	Fiscal Year 2024	Fiscal Year 2023
Audit fees	3,398,595	3,811,464
Audit related fees	—	—
Tax fees	283,934	352,768
All other fees	14,290	7,745
Total fees	3,696,819	4,171,977

Audit Fees

Audit Fees include the aggregate fees incurred for the audits of the annual consolidated financial statements and the effectiveness of our internal control over financial reporting, including accounting consultations and the review of our quarterly financial statements. In addition, this category also includes fees for services that were incurred in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

There were no audit-related fees billed by or to be billed by the Deloitte Group for the fiscal years ended December 31, 2024 and December 31, 2023.

Tax Fees

Tax fees primarily included tax compliance, tax advisory and consulting services.

All Other Fees

All other fees primarily included training conferences.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. Our Audit Committee may also pre-approve particular services on a case-by-case basis. All of the services relating to the fees described in the table above were approved by our Audit Committee.

 **Our Board of Directors recommends a vote "FOR" approval of Proposal No. 3.**

Proposal No. 4

Approval of an Amendment to the 2023 Equity Incentive Plan

We are requesting that our stockholders approve an amendment to the Chegg, Inc. 2023 Equity Incentive Plan (the "2023 Plan") in the form attached as Appendix B, which amendment we refer to as the "Amendment," to increase the aggregate number of shares of our common stock that may be issued under the 2023 Plan as amended by the Amendment (the "Amended Plan") from 5,037,610 to 10,037,610, subject to adjustment for certain changes in our capitalization.

On April 7, 2023, subject to stockholders' approval, our Board of Directors adopted the 2023 Plan, which was approved by our stockholders on June 7, 2023. The 2023 Plan provides for the grant of equity awards to our employees, non-employee directors and consultants and is necessary to ensure that we can continue to grant equity awards to eligible recipients at levels determined to be appropriate by the Board, the Compensation Committee and/or the Chief Executive Officer pursuant to the Board delegated authority.

By April 17, 2025, the Board, upon the recommendation of the Compensation Committee and subject to the approval of our stockholders at the 2025 Annual Meeting, approved the Amendment. We currently expect the proposed increase to the share reserve under the Amendment to be sufficient to last for approximately one year from the date of the Annual Meeting (subject to a number of factors, including changes in stock price and the pace of the Company's growth). The shares currently available for future issuance under the 2023 Plan, without the proposed increase in share reserve, represent less than our projected needs for the next year, which provides limited availability and flexibility for our equity usage as part of our broad-based equity program. The proposed increase of 5,000,000 shares equals approximately 4.7% of the Company's outstanding shares, as of April 7, 2025.

If this Proposal No. 4 is approved by our stockholders, the Amendment will become effective as of the date of the Annual Meeting. In the event that our stockholders do not approve this Proposal No. 4, the Amended Plan will not become effective and the 2023 Plan will continue to be effective in accordance with its terms.

Key Reasons to Vote for this Proposal

We believe the following are important considerations for stockholders in determining whether to approve the Amended Plan:

- **Attracting, Retaining and Motivating.** The Compensation Committee considered the importance of an appropriately-sized pool of shares to attract, retain and motivate high-caliber talent. Equity awards are important to our human capital management strategy to keep employees focused on how their individual performance drives value for the Company. We believe continued competitive equity grant practices will support the attraction and retention of key talent at an important time for the Company, which is a key aspect of our broader human capital management strategy.

- **Equity Compensation is Important in a Competitive Labor Market.** We believe that our future success and ability to create long-term stockholder value depend in large part upon our ability to attract, motivate and retain highly skilled and experienced executives, managerial, professional and technical employees, as well as consultants and directors. In the software industry, equity compensation is a vital element of compensation and is essential to our ability to compete for exceptional talent to deliver distinctive client value, innovation and productivity, while achieving operational excellence that stands out in a highly competitive and fast-paced industry. Compensation levels in the markets where Chegg operates, which includes the San Francisco Bay Area and Portland, Oregon, remain relatively high and Chegg must compete with large and well-resourced competitors for talent. If stockholders do not approve the Amendment, Chegg's ability to grant future equity awards to employees and the management team will be severely limited, which would place Chegg at a competitive disadvantage, and we could face material retention risks for key employees. This may also force Chegg to use cash in lieu of equity to compensate and retain employees, which may have a material adverse effect on Chegg's business and financial condition.

- **Compensation Program Instills Pay for Performance Culture.** Our equity compensation program has historically consisted primarily of performance-based restricted stock units ("PSUs") and restricted stock units ("RSUs"), as described in more detail in our Compensation Discussion and Analysis below. Historically, a meaningful portion of awards under the 2023 Plan have been in the form of PSUs that are eligible to be earned and vest based on our achievement of specified performance goals, such as total net revenues, adjusted EBITDA, free cash flow, and total shareholder return. PSUs both serve as a retention tool and are a critical element of our performance-based compensation program, furthering our pay-for-performance compensation philosophy and incentivizing strong financial results and stockholder returns. RSUs primarily serve as a retention tool because they generally require continued service over a specified vesting schedule to fully vest in the award. Both types of awards help tie our success as a Company to individual performance and therefore align the interests of our employees and other service providers with those of our stockholders.

- **We Manage Our Equity Award Use Carefully.** The Company takes a thoughtful approach to its annual equity granting practices, by considering the Company's dilution, burn rate and cost profile relative to its direct competitors and industry norms, and the estimated share usage needs across new hires, current eligible employees, directors and consultants.

In determining the number of additional shares that would be available for grant under the Amended Plan if this proposal is approved, our Board considered the number of equity awards we granted and our anticipated future needs. The table below sets forth information regarding historical awards granted for the 2022 through 2024, and the corresponding gross annual burn rate, which is defined as the number of shares covered by awards granted divided by the weighted-average number of shares outstanding for that year, for each of the last three fiscal years. Our three-year average gross (which is not adjusted for forfeitures) burn rate was approximately 5.1% for 2022 through 2024, as detailed in the chart below. This was just above the three-year median gross burn rate of our 2024 compensation peer group (such peer group as described in detail in the "Executive Compensation—Compensation Discussion and Analysis" section of this proxy statement), which was 3.4%. This calculation of our burn rate does not include an adjustment for any shares that have been returned to the 2023 Plan as a result of the forfeiture, lapse, repurchase or other termination of awards ("Returned Shares"). If the calculation of our three-year average gross burn rate was adjusted for the Returned Shares, it would be 3.2%.

As described in detail in the "Executive Compensation—Compensation Discussion and Analysis" section of this proxy statement, our 2024 peer group includes 19 companies similar to Chegg in size, industry, relevant business and financial metrics, geography, and other factors. These companies are predominantly classified as Software & Services under MSCI's and S&P's Global Industry Classification Standard Code ("GICS Code") for categorizing public companies by economic sector and industry group. We note that Chegg is classified as Consumer Services, which includes some other online education related software businesses, like Chegg, but is primarily made up of companies outside of the technology industry. There is a substantial difference in the use of equity compensation between these two industry classifications as demonstrated by the applicable burn rate benchmarks published by ISS – Consumer Services (GICS 2530) is 2.65% and Software & Services (GICS 4510) is 6.4%. Therefore, when evaluating the reasonableness of our burn rate, our Compensation Committee looks beyond our assigned GICS Code.

Share Element	Fiscal Year Ended December 31,		
	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
RSUs Granted	5,159,490	5,718,500	4,937,550
PSUs Granted	693,750	565,341	614,177
Total RSUs and PSUs Granted	5,853,240	6,283,841	5,551,727
Weighted Average Common Shares Outstanding During the Fiscal Year	103,300,000	116,504,000	127,557,000
Chegg Annual Burn Rate	5.67%	5.39%	4.35%
Chegg 3-Year Average Burn Rate	5.1%		
3-Year Average Burn Rate Less Returned Shares	3.2%		
Peer Group 3-Year Median Gross Burn Rate (2024 peer group)	3.4%		

An additional metric we used to measure the impact of the requested share increase is overhang (number of shares subject to equity awards outstanding but not exercised, plus number of shares available to be granted, divided by weighted average shares outstanding at the end of the year).

The table below represents our potential overhang levels based on our fully diluted common stock:

Potential Overhang with 5,000,000 Additional Shares	Number of Securities
Total Equity Awards Outstanding as of April 7, 2025	12,013,668
Shares Available for Grant Under 2023 Plan	5,037,610
Shares Available for Grant under the 2023 Equity Inducement Plan	1,363,247
Additional Requested Shares Under Amendment	5,000,000
Total Shares Allocated to Amended Plan Total Potential Dilution, or Overhang (A+B+C+D)	23,414,525
Shares of Common Stock Outstanding	105,376,973
Total Dilution (E/F)	22.2%

- **Proposed Increase is Projected to Enable Needed Retention for One Year.** After a review of our historical practices and in the context of our current and expected future growth, the Compensation Committee has determined that the proposed increase of 5,000,000 shares, which represents the equivalent of 4.7% of our shares outstanding as of April 7, 2025 is appropriate to cover our anticipated requirements for retention of our personnel until at least the 2026 annual

meeting of stockholders. The proposed increase is made in the context of our need to retain employees critical to stabilize the Company's business in 2025 and deliver on our new enterprise strategy. The Company anticipates an additional share request will be made at the 2026 annual meeting to cover our anticipated share requirements following the 2026 annual meeting. The Compensation Committee believes that the proposed addition to the share reserve is essential to the Company's ability to continue to grant equity incentives for at least the next year, which is vital to our efforts to retain the highly skilled individuals required to support our continued growth in the extremely competitive labor markets in which we compete.

The closing price of our common stock on the Nasdaq Global Select Market on December 31, 2024, was $1.61 per share. Based solely on the closing price of our common stock on December 31, 2024, the aggregate value of the proposed additional 5,000,000 shares, which would be newly reserved for issuance under the Amended Plan, is $8,050,000.

Plan Features that Protect Stockholder Interests

The Amended Plan contains a number of provisions that we believe are consistent with the interests of our stockholders and good corporate governance and compensation practices, including:

- **No "Evergreen" Provision.** The Amended Plan does not include an "evergreen" feature pursuant to which the reserve of shares authorized for issuance would automatically be replenished periodically.

- **No Repricings.** No option or stock appreciation right may be repriced, regranted through cancellation, including cancellation in exchange for cash or other awards, or otherwise amended to reduce its option price or exercise price (other than with respect to adjustments made in connection with a transaction or other change in the Company's capitalization as permitted under the Amended Plan) without the approval of the stockholders of the Company.

- **No Liberal Change in Control Definition.** The Amended Plan does not contain a "liberal" change in control definition.

- **No Dividends on Unvested Awards.** The Amended Plan prohibits the payment of dividends on unvested awards.

- **No Excise Tax Gross Ups.** The Amended Plan does not provide for any excise tax gross-ups.

- **Double-Trigger on Change of Control.** The Amended Plan includes a double-trigger provision for the vesting of any awards upon a change of control; however, if awards are not assumed by the acquirer or successor in connection with such change of control, outstanding awards under the Amended Plan will be fully vested.

- **No Discounted Options or Stock Appreciation Rights.** Options and stock appreciation rights may not be granted with exercise prices below fair market value.

- **Cap on Director Compensation.** The Amended Plan limits the value of the initial and annual awards and cash compensation to be granted to directors to $1,000,000 and $750,000, respectively.

- **Clawback.** Awards issued under the Amended Plan are subject to any clawback policy of the Company as in effect from time-to-time, including the clawback policy described under "Compensation Discussion and Analysis—Compensation Recoupment Policy."

Summary of the Amended Plan

The following is a summary of the principal features of the Amended Plan. This summary, however, does not purport to be a complete description of all of the provisions of the Amended Plan. It is qualified in its entirety by reference to the full text of the Amended Plan.

Purpose. The purpose of the Amended Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to our success.

Eligibility. Employees, officers, directors, consultants, independent contractors and advisors of the Company or any parent, subsidiary or affiliate of the Company are eligible to receive awards.

Administration. The Amended Plan will be administered by the Compensation Committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. The Compensation Committee will act as the plan administrator and have the authority to construe and interpret the Amended Plan, grant awards, determine the terms and conditions of awards and make all other determinations necessary or advisable for the administration of the plan (subject to the limitations set forth in the Amended Plan). However, our Board of Directors establishes the terms for the grant of awards to non-employee directors as discussed above under "Proposal No.1 - Election of Directors—Director Compensation."

Authorized Shares. Subject to adjustments as described below, the maximum number of shares that may be delivered in satisfaction of awards under the Amended Plan is 10,037,610 subject to adjustment only to reflect stock splits and similar events.

In addition, the following shares underlying awards granted under the Amended Plan will become available for grant under the Amended Plan: (a) shares subject to issuance upon exercise of a stock option or stock appreciation right but which cease to be subject to the option or stock appreciation right for any reason other than exercise of the stock option or stock appreciation right; (b) shares subject to awards that are forfeited or are repurchased by the company at the original issue price; (c) shares subject to awards that otherwise terminate without such shares being issued; (d) shares surrendered pursuant to a stockholder-approved Exchange Program (as defined in the Amended Plan), (e) shares that are subject to an award that is settled in cash; and (f) shares that are used to pay the exercise price of an award or withheld to satisfy the tax withholding obligations related to an award.

Shares that otherwise become available for grant and issuance shall not include shares subject to awards that initially became available because of the Company's substitution or assumption of awards granted by another company in connection with an acquisition of such company, or otherwise, as permitted under the Amended Plan.

Equitable Adjustments. As is typical in equity plans, in the event of a change in our common stock via a stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off, or similar change in the capital structure of the Company without consideration, proportionate adjustments will be made to the number and class of shares reserved for issuance and future grant under the Amended Plan (including the maximum number and class of ISOs (as defined below)), and the applicable exercise prices of and number and class of Shares subject to outstanding awards, subject to any required action by the Board of Directors or the stockholders of the Company.

Equity Awards. The Amended Plan will permit us to grant the following types of awards:

Stock Options. The Amended Plan provides for the grant of Incentive Stock Options ("ISOs") and Non-qualified Stock Options ("NQSOs"). ISOs may be granted only to our employees or employees of our parent, subsidiaries and affiliates. NQSOs may be granted to eligible employees, consultants and directors or any of our parent, subsidiaries or affiliates. We are able to issue no more than 10,037,610 shares pursuant to the grant of ISOs under the Amended Plan. The Compensation Committee determines the terms of each option award, provided that ISOs are subject to statutory limitations. The Compensation Committee also determines the exercise price for a stock option, provided that the exercise price of an option may not be less than the fair market value of our common stock on the date of grant (with certain additional requirements for certain ISOs).

Options granted under the Amended Plan vest at the rate and/or subject to performance requirements specified by the Compensation Committee and such vesting schedule is set forth in the stock option agreement to which such stock option grant relates. The Compensation Committee determines the term of stock options granted under the Amended Plan, up to a term of ten years (with certain additional requirements for certain ISOs).

After the option holder ceases to provide services to us, he or she is able to exercise his or her vested option for the period of time stated in the stock option agreement to which such option relates. Generally, the vested option will remain exercisable for three months after an optionee's cessation of service, except in the case of termination due to death, disability or termination for cause. An option may not be exercised later than its expiration date.

Restricted Stock Units. RSUs represent the right to receive shares at a specified date in the future, subject to forfeiture of such right due to termination of employment or failure to achieve specified performance goals. If the RSUs have not been forfeited, then on the date specified in the award agreement we will deliver to the holder of the RSUs shares, cash or a combination of our shares and cash as specified in the applicable award agreement.

Restricted Stock Awards. A restricted stock award is an offer by us to sell shares subject to restrictions that the Compensation Committee may impose. These restrictions may be based on completion of a specified period of service with us or upon the achievement of performance goals during a performance period. The Compensation Committee determines the price of a restricted stock award. Unless otherwise set forth in the award agreement, vesting will cease on the date the participant no longer provides services to us, and at that time unvested shares will be forfeited to us or subject to repurchase by us.

Stock Bonus Awards. A stock bonus is an award of shares for past or future services to us. Stock bonuses can be granted as additional compensation for performance and, therefore, are not issued in exchange for cash. The Compensation Committee determines the number of shares to be issued as stock bonus and any restrictions on those shares. These restrictions may be based on completion of a specified period of service with us or upon the achievement of performance goals during a performance period. Unless otherwise set forth in the award agreement, vesting ceases on the date the participant no longer provides services to us, and at that time unvested shares will be forfeited to us or are subject to repurchase by us.

Stock Appreciation Rights. Stock appreciation rights provide for a payment, or payments, in cash or shares to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price of the stock appreciation right. Stock appreciation rights may vest based on time or achievement of performance goals.

Performance Awards. A performance award is an award of a cash bonus or a bonus denominated in shares or units that is subject to performance factors. The award of performance shares may be settled in cash or by issuance of those shares (which may consist of restricted stock). These awards are subject to forfeiture because of termination of employment or failure to achieve the performance conditions.

Plan Amendments and Termination. The Board of Directors may at any time terminate or amend the Amended Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to the Amended Plan; provided, however, that the Board of Directors will not, without the approval of the stockholders of the Company, amend the Amended Plan in any manner that requires such stockholder approval; provided further, that a participant's award will be governed by the version of the plan then in effect at the time such award was granted. No termination or amendment of the Amended Plan or any outstanding award may adversely affect any then outstanding award without the consent of the participant, unless such termination or amendment is necessary to comply with applicable law, regulation or rule.

Federal Income Tax Consequences. The following is a general summary under current law of certain U.S. federal income tax consequences to participants who are citizens or individual residents of the United States relating to the types of equity awards that may be granted under the Amended Plan. This summary deals with the general tax principles and is provided only for general information. Certain kinds of taxes, such as foreign taxes, state and local income taxes, payroll taxes and the alternative minimum tax, are not discussed.

Nonqualified Stock Options, Stock Appreciation Rights. A recipient of an NSO or stock appreciation right will not recognize taxable income upon the grant of those awards. However, the participant will recognize ordinary income upon exercise in an amount equal to the difference between the fair market value of the shares and the exercise price on the date of exercise. Any gain or loss recognized on a subsequent disposition of the shares of common stock generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Incentive Stock Options. Neither the grant nor the exercise of an incentive stock option will generally result in any taxable income to the recipient, except that the alternative minimum tax may apply at the time of exercise. The recipient will recognize a capital gain or loss on a later sale or other disposition of such shares provided that he or she does not dispose of such shares within two years from the date the option was granted or within one year after the shares were acquired by the recipient. If the shares are not held for the holding periods described above, the recipient will recognize ordinary income equal to the lesser of (i) the difference between the fair market value of the shares on the date of exercise and the exercise price, or (ii) the difference between the sales price and the exercise price. Any gain or loss recognized on a subsequent disposition of the shares generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Restricted Stock Units. A holder of RSUs does not recognize taxable income when the RSUs are granted. The recipient of the award generally will recognize ordinary income in each year in which the units vest in an amount equal to the fair market value of the shares received. Any gain or loss recognized on a subsequent disposition of the shares of common stock generally will be short-term or long-term capital gain or loss, depending on the length of time the recipient holds the shares.

Other Awards. The grant of Restricted Stock Awards, Stock Bonus Awards and Performance Shares will generally not be a taxable event. Generally, the recipient will recognize ordinary income equal to the excess of the fair market value over the price paid, if any, in the first taxable year in which his or her interest in the shares underlying the award becomes either (i) freely transferable or (ii) no longer subject to substantial risk of forfeiture (unless, with respect to an award of restricted stock, the recipient elects to accelerate recognition as of the date of grant).

In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes ordinary income, subject to Section 162(m) of the Code and the relevant income tax regulations. Section 162(m) places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. We may from time to time pay compensation to our executives that may not be deductible if the Compensation Committee believes that doing so is in the best interests of our stockholders.

ERISA Information. The Amended Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

New Plan Benefits

No awards have been made under the Amended Plan prior to the date of the Annual Meeting that are contingent on the approval of the Amended Plan. Awards granted under the Amended Plan to our executive officers and other employees would be made at the discretion of the Compensation Committee or the Board of Directors. Therefore, the benefits and amounts that will be received or allocated to our executive officers and other employees under the Amended Plan in the future are not determinable at this time.

Consistent with our non-employee director equity compensation policy, each of our continuing non-employee directors will be granted an annual RSU award immediately following each annual meeting of stockholders of 55,000 shares of common stock, commencing with the annual RSU grant for 2025. Grants made to our non-employee directors in the last fiscal year are described in "2024 Director Compensation Table." Also refer to "Director Compensation" for additional information.

For more information concerning the number of shares of common stock available for issuance under the 2023 Plan and the outstanding awards under the 2023 Plan, see "Equity Compensation Plan Information" below.

Awards Previously Granted Under the 2023 Plan

The following table sets forth, for each of the individuals and various groups indicated, the total number of shares of our common stock subject to awards that have been granted under the 2023 Plan as of April 7, 2025. As of April 7, 2025, the closing price of our common stock was $0.52 per share.

	Number of RSUs Granted	Number of PSUs Granted
Nathan Schultz President and Chief Executive Officer	1,412,500	412,500
Dan Rosensweig Executive Chair and Co-Chairperson of our Board of Directors, Former President and Chief Executive Officer	281,250	93,750
David Longo Chief Financial Officer	1,265,734	—
Andrew Brown Former Chief Financial Officer	14,218	—
Esther Lem Former Chief Marketing Officer	—	—
All current directors who are not executive officers, as a group	811,292	—
Marcela Martin Nominee for election as a director	73,652	—
All employees, including all current officers who are not executive officers, as a group	8,077,650	187,500

Equity Plans

The following table presents information as of December 31, 2024 with respect to compensation plans under which shares of our common stock may be issued. The category "Equity compensation plans approved by security holders" in the table below consists of the 2005 Stock Incentive Plan (the "2005 Incentive Plan"), the 2013 Equity Incentive Plan (the "2013 Incentive Plan"), the 2023 Plan, and the Amended and Restated 2013 Employee Stock Purchase Plan (the "A&R 2013 ESPP"). The category "Equity compensation plans not approved by security holders" in the table below consists of the 2023 Equity Inducement Plan (the "2023 Inducement Plan"). The table does not include information with respect to shares of our common stock subject to outstanding options or other equity awards granted under equity compensation plans or arrangements assumed by us in connection with our acquisition of the companies that originally granted those awards.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)[1]
Equity compensation plans approved by security holders	6,779,276[2]	$5.74[3]	13,347,980
Equity compensation plans not approved by security holders[4]	789,765[5]	—	1,171,016

(1)   Includes 10,340,723 shares available for issuance under the 2023 Incentive Plan and 3,007,257 shares available for issuance under the A&R 2013 ESPP.

(2)   Excludes purchase rights accruing under the A&R 2013 ESPP and includes 6,779,276 shares subject to outstanding RSUs, PSUs and options.

(3)   The weighted average exercise price relates solely to outstanding stock option shares since shares subject to RSUs and PSUs have no exercise price.

(4)   On October 10, 2023, our Board of Directors approved the 2023 Inducement Plan pursuant to the Employment Inducement Award exception under the NYSE Listed Company Manual Section 303A.08.

(5)   Includes 789,765 shares subject to outstanding RSUs.

Registration with the SEC

If this Proposal No. 4 is approved by our stockholders, we intend to file a Registration Statement on Form S-8 with the SEC with respect to the shares of our common stock to be registered pursuant to the Amended Plan, as soon as reasonably practicable following stockholder approval.

 **Our Board of Directors recommends a vote "FOR" approval of Proposal No. 4.**

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 7, 2025 by:

- each stockholder known by us to be the beneficial owner of more than 5% of our common stock;
- each of our directors or director nominees;
- each of our named executive officers; and
- all of our directors and executive officers as a group.

Percentage ownership of our common stock is based on 105,376,973 shares of our common stock outstanding on April 7, 2025. We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to equity awards that are currently vested or will become vested within 60 days of April 7, 2025 to be outstanding and to be beneficially owned by the person holding the award for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.



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Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Chegg, Inc., 3990 Freedom Circle, Santa Clara, California 95054.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Owned
NAMED EXECUTIVE OFFICERS AND DIRECTORS:		
Dan Rosensweig[1]	2,007,330	1.9%
Andrew Brown[2]	227,829	*
Nathan Schultz[3]	466,237	*
David Longo[4]	165,947	*
Esther Lem[5]	41,028	*
Renee Budig[6]	113,715	*
Marne Levine[7]	120,365	*
Marcela Martin[8]	86,719	*
Richard Sarnoff[9]	314,089	*
Ted Schlein[10]	274,061	*
Melanie Whelan[11]	98,182	*
John (Jed) York[12]	112,235	*
Directors and Executive Officers as a Group[13]	3,758,880	3.7%
5% STOCKHOLDERS:		
The Vanguard Group[14]	9,012,767	9.4%
Black Rock Fund Advisors [15]	6,864,853	7.0%

* Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

(1) Consists of (a) 1,792,863, shares held by Mr. Rosensweig, (b) 25,000 shares held by The Rosensweig Family Revocable Trust U/A/D 03-12-07 where Mr. Rosensweig is a Co-Trustee, (c) 48,842 shares held by The Rosensweig 2012 Irrevocable Children's Trust U/A/D 11-06-12 where Mr. Rosensweig is a Co-Trustee, and (d) 140,625 restricted stock units held by Mr. Rosensweig that will vest within 60 days of April 7, 2025.

(2) Consists of (a) 135,907 shares held by Mr. Brown, and (b) 91,922 shares held by The Andy and Pam Brown Family Trust, of which Mr. Brown is a Co-Trustee. Mr. Brown resigned as Chief Financial Officer on February 21, 2024.

(3) Consists of (a) 149,785 shares held by Mr. Schultz, (b) 161,647 shares held by Nathan Schultz & Debbie Schultz CO-TTEE SCHULTZ FAMILY TRUST DTD 08/08/2018. and (c) 154,805 shares subject to restricted stock units held by Mr. Schultz that are, or become, exercisable within 60 days of April 7, 2025.

(4) Consists of (a) 162,718 shares held by Mr. Longo, and (b) and 3,229 restricted stock units held by Mr. Longo that will vest within 60 days of April 7, 2025.

(5) Consists of 41,028 shares held by Ms. Lem. Ms. Lem is no longer obligated to report Chegg stock transactions as of March 2023.

(6) Consists of (a) 59,368 shares held by Ms. Budig and (b) 54,347 shares subject to restricted stock units held by Ms. Budig that are, or will become, exercisable within 60 days of April 7, 2025.

(7) Consists of (a) 66,018 shares held by Ms. Levine and (b) 54,347 shares subject to restricted stock units that are, or will become, exercisable within 60 days of April 7, 2025.

(8) Consists of (a) 32,372 shares held by Ms. Martin and (b) 54,347 shares subject to restricted stock units held by Ms. Martin that are, or will become, exercisable within 60 days of April 7, 2025.

(9) Consists of (a) 259,742 shares held by Mr. Sarnoff and (b) 54,347 shares subject to restricted stock units held by Mr. Sarnoff that are, or will become, exercisable within 60 days of April 7, 2025.

(10) Consists of (a) 219,714 shares held by Mr. Schlein and, (b) 54,347 shares subject to restricted stock units held by Mr. Schlein that are, or will become, exercisable within 60 days of April 7, 2025.

(11) Consists of (a) 43,835 shares held by Ms. Whelan and (b) 54,347 shares subject to restricted stock units held by Ms. Whelan that are, or will become, exercisable within 60 days of April 7, 2025.

(12) Consists of (a) 57,888 shares held by Mr. York and, (b) 54,347 shares subject to restricted stock units held by Mr. York that are, or will become, exercisable within 60 days of April 7, 2025.

(13) Consists of (a) 3,079,792 shares and (b) 383,658 restricted stock units which are subject to vesting conditions expected to occur within 60 days of April 7, 2025, each of which are held by our directors and officers as a group.

(14) Consists of 9,012,767 shares held by The Vanguard Group, Inc. as reported by our transfer agent as of 12/31/2024. The principal business address for all entities affiliated with The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

(15) Consists of 6,864,853 shares held by Black Rock Fund Advisors as reported by our transfer agent as of 12/31/2024. The principal business address for all entities affiliated with Black Rock Fund Advisors is 400 Howard St., San Francisco, CA 94105.

Our Management

The names of our executive officers, their ages as of April 7, 2025, and their positions are shown below.

Name	Age[2]	Position(s)
Nathan Schultz [1]	47	President, Chief Executive Officer and Member of our Board of Directors
David Longo	57	Chief Financial Officer, Treasurer, Principal Financial Officer and Principal Accounting Officer

(1)   Mr. Schultz was appointed President, Chief Executive Officer and Board Member on June 1, 2024. His previous title was Chief Operating Officer.

(2)   Age as of the Record Date of the 2025 Annual Meeting.

For information regarding Mr. Schultz, please refer to the "Proposal No. 1 — Election of Directors" section of this proxy statement above.

David Longo has served as our Chief Financial Officer, Treasurer, Principal Financial Officer and Principal Accounting Officer since February 21, 2024. From December 2021 to February 2024, Mr. Longo served as our Vice President, Chief Accounting Officer, Corporate Controller, Principal Accounting Officer and Assistant Treasurer. Prior to joining the Company, Mr. Longo served as Chief Accounting Officer at Spire Global, Inc., a data and analytics company, from October 2021 to December 2021. From August 2020 to October 2021, Mr. Longo served as Chief Accounting Officer for Shutterfly, Inc., a digital retailer and manufacturer of personalized products and services, and from February 2013 to July 2020, he served in roles of increasing responsibility at CBS Inc. most recently as Senior Vice President, Controller at CBS Interactive, Inc., a division of CBS Inc. Prior to CBS, Mr. Longo held positions at Netflix and Deloitte. Mr. Longo holds a B.S. in Business Administration, with a concentration in accounting, from Boston University and is a licensed CPA.

Executive Compensation

Compensation Discussion and Analysis

Executive Summary

In this Compensation Discussion and Analysis, we address our compensation program for our executive officers and specifically the compensation, as listed in the Summary Compensation Table that follows this discussion, paid or awarded to the following executive officers of our Company for the year ended December 31, 2024, who we refer to as our "named executive officers" or "NEOs":

Name	Title
Nathan Schultz[1]	President and Chief Executive Officer
Dan Rosensweig[2]	Executive Chair and Co-Chairperson of our Board of Directors, Former President and Chief Executive Officer
David Longo[3]	Chief Financial Officer
Andrew Brown[4]	Former Chief Financial Officer
Esther Lem[5]	Former Chief Marketing Officer

(1) Mr. Schultz was appointed as our President and Chief Executive Officer, effective June 1, 2024. Mr. Schultz was also appointed as a Class I director of the Board. Prior to his appointment as Chief Executive Officer, Mr. Schultz served in an executive officer role as our Chief Operating Officer.

(2) Mr. Rosensweig resigned from his positions as President and Chief Executive Officer and was appointed as our Executive Chair, effective June 1, 2024. Mr. Rosensweig also serves as Co-Chairperson of the Board.

(3) Mr. Longo was appointed as our Chief Financial Officer and Treasurer, effective February 21, 2024.

(4) Mr. Brown resigned from his position as Chief Financial Officer, effective February 21, 2024, and remained an employee of Chegg until his retirement on June 6, 2024.

(5) Ms. Lem resigned from her position as Chief Marketing Officer effective April 5, 2024, and remained an employee of Chegg until her retirement on July 5, 2024.

References in this section to "fiscal year 2024," "fiscal year 2023" and "fiscal year 2022" refer to our fiscal years ended December 31, 2024, December 31, 2023, and December 31, 2022, respectively.

Business Overview

Chegg provides individualized learning support to students as they pursue their educational journeys. Available on demand 24/7 and powered by over a decade of learning insights, the Chegg platform offers students artificial intelligence ("AI")-powered academic support thoughtfully designed for education coupled with access to a vast network of subject matter experts who help ensure quality and accuracy. No matter the goal, level, or style, Chegg helps millions of students around the world learn with confidence by helping them build essential academic, life, and job skills to achieve success.

2024 Performance Highlights

Our 2024 performance was reflective of changes in the education industry at large and specifically impacted by changes in the content landscape. Amidst these challenges, we made significant headway on our technology, product, and marketing programs.

In 2024, we strengthened our commitment to servicing students, with a clear focus on those seeking to build knowledge and achieve success along their academic journey. Through focused investment over the past year, and the integration of cutting-edge technologies, we have advanced the Chegg product offering to deliver a comprehensive, personalized and verticalized learning experience for higher education. In 2024 we integrated AI and machine learning into our product stack, while blending

third-party AI models with our proprietary student-focused data and high-quality content, delivering more value to the learner. We launched an innovative brand marketing campaign and activation program that reinvigorated top-of-funnel traffic, creating strong consideration, bringing in new users, and ultimately driving conversion. As a result of our full funnel program, we have seen year-over-year improvements in click-through and conversion rates. Likewise, we significantly advanced and differentiated Chegg's AI-powered Question and Answer experience, delivering a more comprehensive product to our users.

Despite this significant progress and commitment to the student learners, we subsequently announced in 2025 that we are undertaking a strategic review process and exploring a range of alternatives to maximize shareholder value, in direct response to the impact of Google AI Overviews retaining traffic that historically had come to Chegg, materially impacting our acquisitions, revenue, and employee base.

These results are reflected in the performance of our executive compensation programs. Amidst these challenges, we continue to evolve our compensation programs to attract and retain and executive and leadership team that will reinforce our commitment to delivering products that serve our students and improved value to shareholders.

2024 Compensation Highlights

Our executive compensation programs reflect our commitment to pay for performance and our prioritization of stockholder alignment while being designed to attract and retain leadership in our next phase of growth. Our Compensation Committee determined that Chegg's compensation philosophy and objectives would be best served and fulfilled with a mix of base salary and equity grants.

In 2024, the Compensation Committee determined a new base salary and granted equity awards for Mr. Schultz, Mr. Rosensweig, and Mr. Longo in connection with their new roles as our new Chief Executive Officer, Executive Chairman, and Chief Financial Officer, respectively, and in each case based on the responsibilities associated with their new positions. For each of Mr. Schultz, Mr. Rosenzweig, and Mr. Longo, the salary and size and composition of the equity grant was determined based on the Committee's review, together with its independent compensation consultant, of benchmarking data. The data referenced base salaries and grants received by employees in similarly leveled positions of comparator companies. The Compensation Committee sought, in particular, to structure the equity grant in order to provide a competitive compensation package that would promote long-term retention with our Company and provide an immediate alignment with our stockholders. No salary adjustment or equity grants were made to either Mr. Brown or Ms. Lem prior to their retirements.

Total net revenues, adjusted EBITDA, and free cash flow targets each represented one-third of the performance-based restricted stock unit ("PSU") targets for our NEOs. Total net revenues for 2024 of $617.6 million did not meet our threshold target of $627.0 million for our PSUs ("2024 PSUs"). Adjusted EBITDA of $149.7 million did meet the threshold target and was achieved at 52.1% of the $149.0 million target, and free cash flow of $50.3 million did not meet our threshold target of $68.0 million. As a result, our NEOs performance-based compensation was determined accordingly at a blended 17.4% of target.



(1) See Appendix A for a reconciliation of GAAP to a non-GAAP measures and other information.

Adjusted EBITDA and free cash flow are non-GAAP financial measures. We define "adjusted EBITDA" as earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted for share-based compensation expense, other income, net, acquisition-related compensation costs, restructuring charges, impairment expense, impairment of lease related assets, content and related assets charge, loss contingency, and transitional logistics charges. We define "free cash flow" as net cash provided by operating activities adjusted for purchases of property and equipment. A reconciliation of net income to EBITDA and to adjusted EBITDA and a reconciliation of net cash provided by operating activities to free cash flow is included as **Appendix A** to this proxy statement.

CEO Realizable Compensation

In addition, by delivering the majority of our NEOs' compensation in the form of equity, the value ultimately realized by our executives continues to be closely linked to our stock price performance. As of December 31, 2024, our CEO's "realizable value" of compensation (see below chart) is only 42% of target, further demonstrating alignment between pay and performance.



Target total direct compensation reflects salary paid through 2024 and the grant date fair value of the 2024 equity awards, including RSUs and PSUs. Realizable value reflects salary paid during 2024 and value of the 2024 equity awards based on Chegg's closing stock price of $1.61 on December 31, 2024, with the 2024 PSUs earned at 17.4% of target.

Stockholder Engagement and Results of 2024 Stockholder Advisory Vote on Executive Compensation

We value the input of our stockholders on our compensation program, and we critically assess our compensation program taking into account such input. We regularly engage with our stockholders on a variety of issues, including their views on our executive compensation practices. Our regular on-going discussions with stockholders provide an opportunity for us to receive input regarding our executive compensation program design and to discuss the philosophy and structure of our executive compensation program, all of which help to guide us in refining the design of our executive compensation program. We expect to continue our dialogue with stockholders and to take their feedback into account when evaluating our executive compensation program going forward.

We hold an advisory vote on executive compensation, or a Say-on-Pay vote, on an annual basis. At the Annual Meeting of Stockholders on June 5, 2024, 82.0% of our stockholders voted "FOR" our executive compensation program. The Compensation Committee viewed the results of the 2024 Say-on-Pay vote as evidence that a substantial majority of stockholders are aligned with our executive compensation program.

Compensation Practices

We designed our executive compensation program with the intention of aligning pay with performance while balancing risk and reward. To help us accomplish these key objectives, we have adopted the following policies and practices:

What We Do	

- Pay-for-Performance
- Prioritize stockholder alignment with a majority of pay mix allocated to equity compensation, half of which is performance-conditioned for our executive officers
- Use a representative and relevant peer group for assessing compensation
- Consider stockholder dilution, burn rate, and stock-based compensation expense in our equity compensation decisions
- Include caps on individual payouts in incentive plans
- Maintain a recoupment policy on cash or equity incentive awards in the event of a financial restatement
- Maintain stock ownership guidelines for our executive officers and non-employee directors
- Maintain a Compensation Committee comprised solely of independent directors
- Retain an independent compensation consultant
- Conduct ongoing stockholder outreach
- Conduct an annual Say-On-Pay vote

What We Don't Do	

- Provide guaranteed annual salary increases or bonuses
- Provide excise tax gross-ups
- Provide defined benefit or contribution retirement plans or arrangements, other than our Section 401(k) plan which is generally available to all employees
- Provide excessive benefits and/or perquisites to our executive officers
- Include "single-trigger" vesting change of control provisions in equity awards
- Allow hedging or monetization transactions, such as zero cost collars and forward sale transactions



Process for Setting Executive Compensation

Compensation Philosophy and Objectives

Our executive compensation program is designed to:

- Attract, motivate and retain highly qualified executive officers in a competitive market;

- Reward the achievement of challenging business objectives; and

- Align our executive officers' interests with those of our stockholders by providing a majority of total compensation in the form of equity awards.

We operate in a fast-paced, innovative education software and services industry, which is an emerging category with very few public company peers in the United States. Our executive team possesses a unique mix of education software industry experience and the ability to scale for high growth and profitability. Our leaders are difficult to replace, and we compete for talent in the highly competitive San Francisco Bay Area market. To retain key talent and remain competitive in our labor market, we provide compensation to our employees that recognizes and incentivizes high performance.

Our total direct compensation to our executive officers consists of two components: base salary and equity incentive compensation. Our base salaries provide a stable source of income and keep our compensation competitive. Our time and performance-based equity compensation provides an incentive for our executive officers to achieve both short-term and long-term corporate goals. We generally do not grant cash bonuses to our executives. We recognize that short-term cash incentives are a standard component of executive compensation. However, we have opted to break from this common practice because we feel that linking a significant portion of executive compensation to equity provides for sustainable growth and aligns our executives' goals with our stockholders' interests. We believe that allocating a meaningful percentage of compensation to equity-based opportunities motivates our executive officers to create long-term stockholder value. To that end, our equity compensation is comprised of time-based RSUs and PSUs, with vesting of the PSUs based on three equally weighted metrics. Our total direct compensation is generally targeted at market competitive ranges, and while competitive market data informs the pay decisions of our Compensation Committee, it is not the determinative factor in setting our executives' compensation. In setting compensation levels, our Compensation Committee further takes into account our financial and market performance on an absolute basis and relative to our peer group, as well as individual factors, including, but not limited to, job responsibilities and complexity of the role, contributions to Chegg, market competition for talent, experience and tenure.

Role of Our Compensation Committee, Management and Independent Compensation Consultant

Role of Our Compensation Committee

Our Compensation Committee is responsible for developing, implementing, and overseeing our compensation and benefit programs and policies, including administering our equity incentive plans. On an annual basis, the Compensation Committee reviews and approves compensation decisions relating to our executive officers, including our Chief Executive Officer, taking into consideration compensation on a role-specific basis as well as relative to positions at a similar level and for the executive team overall, and our corporate financial performance and overall financial condition.

The Compensation Committee also evaluates risk as it relates to our compensation programs, including our executive compensation program. As discussed under the "Risk Considerations" section of this proxy statement below, the Compensation Committee does not believe that our compensation and benefits programs and policies encourage excessive or inappropriate risk taking.

Role of Our Management

Our Chief Executive Officer reviews the annual performance of each executive (except his own performance) and makes recommendations to the Compensation Committee regarding each executive's base salary and equity compensation (other than for himself or, for 2024, the Executive Chairman). The Compensation Committee may modify individual compensation levels and components for executive officers and is not bound to accept our Chief Executive Officer's recommendations.

Role of Our Independent Compensation Consultant

For fiscal year 2023, the Compensation Committee retained Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation consultant, and for fiscal year 2024 the Compensation Committee has retained Aon as its independent compensation consultant. The Compensation Committee determined that each of FW Cook and Aon is an independent compensation advisor including for purposes of the Dodd-Frank Act and other applicable SEC and NYSE regulations. FW Cook and did not perform services any services for us in 2023, other than executive and general compensation survey consulting services. The Committee has assessed the independence of Aon's services for us in 2024 pursuant to SEC and NYSE regulations. In doing so, the Committee considered each of the factors set forth by the SEC and the NYSE with respect to a compensation consultant's independence. The Committee also considered the nature and amount of work performed for the Committee and the fees paid for those services in relation to the firm's total revenues. Based on its consideration of the foregoing and other relevant factors, the Committee concluded that there are no conflicts of interest, and that Aon is independent.

During fiscal year 2023, FW Cook was retained to, among other activities, develop our compensation peer group for 2024. During 2024, Aon was retained to, among other activities, review our compensation philosophy and objectives, develop an updated compensation peer group, gather and analyze compensation data for our compensation peer group, evaluate compensation practices and pay levels for our executives and non-employee directors, and review and recommend certain compensation arrangements with our executives. In the course of fulfilling these responsibilities, representatives of Aon attended Compensation Committee meetings and met with management from time to time to gather relevant information.

2024 Compensation Peer Group

Our Compensation Committee considered market data compiled by its independent compensation consultant to better inform its determination of the key components of our executive compensation program and to develop a program that it believes will enable us to compete effectively for new executives and retain existing executives. In general, this market data consists of compensation information from both broad-based third-party compensation surveys and a compensation "peer group". Our peer group for purposes of making determinations with respect to 2024 compensation consists of software companies that are similar to us in revenue, market capitalization, market capitalization to revenue ratio, growth, and relevant geographic locations where we compete for executive talent (generally San Francisco Bay Area, Los Angeles, and New York). While Chegg is classified by MSCI and S&P under the Global Industry Classification Standard ("GICS") in the "Education Services" sub-industry, our peer group and competitive market consists primarily of other software, SaaS, and internet companies. Therefore, the industries considered for our peer group extend beyond Education Services and also include companies in the following GICS industries: "Application Software," "Interactive Media and Services," "Internet & Direct Retail Marketing" and "Systems Software."

Each year, the Compensation Committee, with the assistance of its independent compensation consultant, conducts an annual review of the compensation levels and practices of our peer companies. As part of the review, the Compensation Committee assesses our compensation peer group to ensure the constituents continue to generally meet the selection criteria listed above. For the 2024 compensation peer group, the Compensation Committee, in October 2023, approved changes to the peer group taking into account Chegg's market capitalization as it existed at that time and for the prior fiscal year, resulting in the removal of nine total companies, four of which were acquired (Coupa Software, Inc., Momentive Global Inc., New Relic, Inc. and Sumo Logic, Inc.) and five of which were more than four times Chegg's then-market capitalization previously included in the peer group reviewed by the Compensation Committee (Dropbox, Inc., Guidewire Software, Inc., Nutanix, Inc., Okta, Inc., and Smartsheet, Inc.). Ten new companies were added to the 2024 compensation peer group as a result of the 2023 assessment: Cerence, Inc., Coursera, Inc., Digital Turbine, Inc., Everbridge, Inc., Model N, Inc., Powerschool Holdings, Inc., Stride, Inc., Udemy, Inc., Yext, Inc., and ZipRecruiter, Inc. Chegg was in the 37th percentile of the peer group's market capitalization and the 61st percentile of the peer group's revenue for the trailing four quarters.

For our 2024 compensation decisions, our compensation peer group consisted of the 19 companies set forth below:

2U, Inc.	Coursera, Inc.	PowerSchool Holdings, Inc.	Udemy, Inc.
Alteryx, Inc.	Digital Turbine, Inc.	Progress Software Corporation	Yelp, Inc.
Blackbaud, Inc.	Everbridge, Inc.	Qualys, Inc.	Yext, Inc.
Box, Inc.	LivePerson, Inc.	RingCentral, Inc.	ZipRecruiter, Inc.
Cerence Inc.	Model N, Inc.	Stride, Inc.	

The peer group information serves as a data point in determining the appropriate pay mix and overall compensation, but the Compensation Committee does not seek to align its compensation against any specific company member of our compensation peer group.

2024 Executive Leadership Transitions

Nathan Schultz Transition – New President and Chief Executive Officer

Effective June 1, 2024, Nathan Schultz was appointed as our President and Chief Executive Officer and as a Class I director of the Board. Prior to his appointment as Chief Executive Officer, Mr. Schultz served as the Company's Chief Operating Officer since October 2022, and he has been with the Company since 2008. In connection with his new appointment, Mr. Schultz's received (i) a base salary of $1,000,000, (ii) RSUs with an approximate grant date value of $1,579,875, and (iii) PSUs with an approximate grant date value of $1,579,875, which will only vest upon achievement of specified goals. The RSUs vest over three years, with one-third vesting in March 2025 and the remainder vesting in eight equal quarterly installments for 24 months thereafter, subject to Mr. Schultz's continued service on the applicable vesting dates. The PSUs are allocated between multiple tranches, become earned and eligible to vest upon the achievement of certain performance goals, as determined by the Compensation Committee, and are subject to a total three-year time-based vesting period (to the extent earned) subject to Mr. Schultz's continued service on the applicable vesting dates.

Dan Rosensweig Transition – New Executive Chair

Effective as of the same date of June 1, 2024, Dan Rosensweig resigned from his positions as President and CEO and was appointed as our Executive Chair. Mr. Rosensweig is continuing to serve as a Co-Chairperson of the Board. In connection with his appointment as Executive Chair, Mr. Rosensweig received (i) a base salary of $850,000, (ii) RSUs with an approximate grant date value of $1,077,188, and (iii) PSUs with an approximate grant value of $359,063, which will only vest upon achievement of specified goals. The RSUs vest over three years, with 50% vesting on the first anniversary of the vesting commencement date and the remainder vesting in eight equal quarterly installments for 24 months thereafter, subject to Mr. Rosensweig's continued service on the applicable vesting dates. The PSUs are allocated to a single tranche, become earned and eligible to vest upon the achievement of certain performance goals, as determined by the Compensation Committee, and are subject to a total three-year time-based vesting period (to the extent earned), subject to Mr. Rosensweig's continued service on the applicable vesting dates.

David Longo Transition – New Chief Financial Officer Upon Andrew Brown's Retirement

Effective February 21, 2024, David Longo was appointed as our Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer, and Treasurer. Mr. Longo replaced Andrew Brown, who resigned effective February 21, 2024 and, as part of a planned transition, remained an employee of the Company until his retirement on June 7, 2024. Prior to his appointment as Chief Financial Officer, Mr. Longo served as the Company's Vice President, Chief Accounting Officer, Corporate Controller, Assistant Treasurer, and Principal Accounting Officer since December 2021. In connection with his new appointment, Mr. Longo received (i) a base salary of $680,000 and (ii) RSUs with an approximate grant date value of $1,900,000 million. The RSUs vested in full in March 2025, with such vesting subject to Mr. Longo's continued service through the vesting date.

Esther Lem Retirement

Esther Lem resigned from her position as Chief Marketing Officer, effective April 5, 2024, after spending 13 years in the role. Ms. Lem remained an employee of the Company through July 5, 2024, and helped aid with hiring and transitioning her replacement. Ms. Lem received $16,962 in Company-paid COBRA continuation coverage related to her separation from the Company.



Chegg

A learning partner that understands.



Elements of Fiscal Year 2024 Compensation

2024 CEO Pay Mix. Consistent with our compensation philosophy and objectives, we provide compensation to our Chief Executive Officer and our executive officers in the form of base salaries, RSUs and PSUs. We generally do not provide annual cash incentive opportunities, which are typically provided by our peer companies, as our equity incentive compensation is intended to tie the majority of our executive officers' pay to the delivery of stockholder value. Equity compensation in fiscal year 2024 constitutes 76% of the total pay mix for our Chief Executive Officer, Nathan Schultz.

2024 CEO Target Pay Mix[1]

CEO	DESCRIPTION
Base Salary  **24%**	Fixed cash compensation component based on the market-competitive value of the CEO's responsibilities and individual performance.
Performance-Based RSUs  **38%**	Represents 50% of the target incentive value of our annual equity awards. Designed to motivate and reward the CEO to drive critical annual performance goals. Performance is measured based on three equally weighted financial metrics in 2024, consisting of (1) total net revenues, (2) adjusted EBITDA and (3) free cash flow.
Time-Based RSUs  **38%**	Represents 50% of the target incentive value of our annual equity awards. Intended to provide retention value and align the interests of the CEO and stockholders.

(1) Target pay mix represents annual base salary rates as of the fiscal year end, RSUs at grant date fair value, and PSUs at grant date fair value, assuming the target performance level is achieved.

Base Salaries

We pay an annual base salary to each of our executive officers in order to attract and retain executive talent and provide them with a fixed and stable rate of cash compensation during the year. The base salary for any newly hired executive officer is established through arm's-length negotiations at the time the executive officer is hired, considering the position and the executive's experience, qualifications and the competitive market. Base salaries for our continuing executive officers are reviewed by the Compensation Committee (annually, or, on occasion, semi-annually) during the first or last quarter of the calendar year. The Compensation Committee takes into consideration a variety of factors when determining base salary adjustments, including our compensation objectives, each executive's responsibilities and individual performance, and the compensation peer group and third-party survey market analysis provided by the Compensation Committee's independent compensation consultant, as well as the Company's needs and business outlook.

During the first quarter of 2024, the Compensation Committee reviewed each of our then-serving NEOs cash compensation and the factors described above and determined that the salaries that it had approved for 2023 remained appropriate prior to the 2024 executive leadership transitions. However, the Compensation Committee determined that changes were necessary for Mr. Schultz, Mr. Rosensweig, and Mr. Longo upon their respective employment transitions. As such, the Compensation Committee established the following salaries for the NEOs for 2024:

Named Executive Officer	2024 Salary Prior to Changes in PEO and NEO Status	2024 Salary Upon Change in PEO and/or NEO Status ($)
Nathan Schultz[1]	900,000	1,000,000
Dan Rosensweig[2]	1,100,000	850,000
David Longo[3]		680,000
Andrew Brown[4]	825,000	N/A
Esther Lem[5]	605,000	N/A

(1)   Prior to his promotion to President and CEO, Mr. Schultz had a base salary of $900,000 in his former role as Chief Operating Officer. Mr. Schultz's base salary increased by about 11% in connection with his employment transition.

(2)   Prior to his transition to the role of Executive Chair, Mr. Rosensweig had a base salary of $1,100,000 in his former role as President and CEO. Mr. Rosensweig's base salary was modified to $850,000 in connection with his employment transition from CEO to Executive Chair.

(3)   Prior to his promotion to Chief Financial Officer, Mr. Longo was Vice President, Chief Accounting Officer, and Corporate Controller. Mr. Longo's base salary increased to $680,000 in connection with his promotion to Chief Financial Officer.

(4)   Mr. Brown resigned from his position as Chief Financial Officer, effective February 21, 2024, and remained an employee of the Company until his retirement on June 7, 2024. Mr. Brown received a prorated portion of his salary for the year. Mr. Brown's 2024 base salary was unchanged from his 2023 base salary.

(5)   Ms. Lem resigned from her position as Chief Marketing Officer, effective April 5, 2024, and remained an employee of the Company until her retirement on July 5, 2024. Ms. Lem received a prorated portion of her salary for the year. Ms. Lem's 2024 base salary was unchanged from her 2023 base salary.

Equity Incentive Compensation

The Compensation Committee believes that equity compensation should represent a significant amount of our executive officers' total compensation so that the interests of our executive officers are aligned with those of our stockholders. The Compensation Committee determines the amount of equity compensation appropriate for each NEO based on a variety of factors, including our compensation objectives; corporate operational and financial performance and relative stockholder return; each executive's responsibilities; the compensation peer group and third-party survey market analysis provided by its independent compensation consultant; historical equity grants and equity holdings; and internal parity, overall share usage and equity pool availability and, for executive officers other than the Chief Executive Officer, recommendations from the Chief Executive Officer.

Executive officers are initially granted an equity award, generally in the form of RSUs, when they join us, based on their position and their relevant prior experience. Thereafter, equity awards are generally granted annually to eligible executive officers. The Compensation Committee has the discretion to grant equity awards in addition to these annual grants based on, among other factors, changes in job responsibilities, performance and experience, or material changes in market compensation.

In October 2022, the Compensation Committee determined to increase Mr. Schultz's 2023 annual target equity award value to $6.6 million in connection with his promotion to Chief Operating Officer. Rather than granting Mr. Schultz an off-cycle grant in connection with his promotion, Mr. Schultz was granted this annual equity award on March 27, 2023, and it was split into 50% RSUs and 50% PSUs.

In 2024, the Compensation Committee determined to grant equity awards in connection with executive leadership transitions for our Chief Executive Officer, Chief Financial Officer, and Executive Chair. Our Chief Executive Officer Mr. Schultz and our Executive Chair Mr. Rosensweig each received a mix of RSUs and PSUs in June 2024, while our Chief Financial Officer Mr. Longo received only RSUs in April 2024. Mr. Schultz's target equity award mix consisted of 50% RSUs and 50% PSUs, while Mr. Rosensweig's target equity award mix consisted of 75% RSUs and 25% PSUs.

Mr. Brown and Mr. Lem, both of whom left the Company did not receive any equity awards in 2024. The Compensation Committee routinely evaluates and considers the type of awards granted under our equity incentive program and may, in the future, decide that other types of awards or a different mix of awards are appropriate to provide incentives to our executive officers.

The Company does not grant stock options, stock appreciation rights, or similar instruments with option-like features and has no policies or practices to disclose pursuant to Item 402(x)(1) of Regulation S-K.

Restricted Stock Units

We grant RSUs because they provide retentive value for our executive officers and are linked to creating stockholder value as the award value increases with our stock price appreciation.

The Compensation Committee recommended, and the Board approved, a grant of RSUs to Mr. Longo in connection with his promotion to Chief Financial Officer in February 2024. Mr. Longo's RSUs, which were granted in April 2024, vested in full on March 12, 2025. The vesting of Mr. Longo's RSU award was conditioned on his service through the vesting date.

The Compensation Committee recommended, and the Board approved, a grant of RSUs to each of Mr. Schultz and Mr. Rosensweig in connection with their respective appointments as Chief Executive Officer and Executive Chair effective as of June 1, 2024. Mr. Schultz's RSU award vests as to one-third of the underlying shares of common stock on the one-year anniversary of the vesting commencement date (June 12, 2025), with the remaining amount vesting in eight equal quarterly installments over the next 24 months, conditioned on his service up to and through the applicable time-based vesting dates. Half of Mr. Rosensweig's RSU award vests as to the underlying shares of common stock on the one-year anniversary of the vesting commencement date (June 12, 2025), with the remaining amount vesting in eight equal quarterly installments over the next 24 months, conditioned on his service up to and through the applicable time-based vesting dates.

The following table displays the details of the RSU awards granted to our executives for 2024:

Named Executive Officer	Number of Shares Granted	Target Value ($)[1]	Vesting Conditions
Nathan Schultz	412,500	1,579,875	Vests over three years, with one-third vesting on the first anniversary of the vesting commencement date and the remainder in eight equal quarterly installments thereafter.
Dan Rosensweig	281,250	1,077,188	Vests over three years, with half vesting on the first anniversary of the vesting commencement date and the remainder in eight equal quarterly installments thereafter.
David Longo	265,734	1,900,000	Vests in full one year after the vesting commencement date.

(1) The target value represents the grant date fair value calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 ("ASC 718") of the granted PSUs, denominated at target payout levels.

Performance-Based Restricted Stock Units

We grant PSUs because they are linked to stockholder value creation, like RSUs, but are also leveraged to our financial performance and allow us to set appropriate annual goals that we believe are critical to drive long-term success. The Compensation Committee recommended, and the Board approved, a grant of PSUs to our newly appointed Chief Executive Officer Mr. Schultz and our newly appointed Executive Chair Mr. Rosensweig, effective as of June 1, 2024. The PSUs are subject to the achievement of certain financial performance goals and are conditioned on Mr. Schultz's and Mr. Rosensweig's service up to and through the applicable time-based vesting dates.

The Compensation Committee determined the achievement of these PSUs in March 2025 based on three equally weighted performance metrics: (1) fiscal year 2024 total net revenue, (2) fiscal year 2024 adjusted EBITDA, and (3) fiscal year 2024 free cash flow (each as defined below). The performance metrics related to total net revenue and adjusted EBITDA are the same metrics used for PSU awards granted during 2023. In 2024, the Compensation Committee included free cash flow as a third performance metric in response to stockholder feedback and because it is an indicator of, among other things, (i) the amount of cash that the business is generating, (ii) the leverage in our business model, (iii) our liquidity, and (iv) what drives stockholder value for Chegg. The Compensation Committee selected total net revenue, rather than Chegg Services revenue which it had used previously, to recognize the importance of the diversity of the Company's revenue sources. Along with total net revenue, the Compensation Committee selected adjusted EBITDA, a non-GAAP measure of profitability, as both are the most important drivers of stockholder value for Chegg and are primary components of our overall revenue growth and profitability. We believe that each of these are appropriate performance measures for our executive officers, as their decisions can significantly impact these metrics, and the selection of these three measures as PSU metrics ensures our executive officers are incentivized in accordance with the long-term interests of our stockholders. The performance metrics are synchronized with the corporate strategic plan and associated metrics and targets approved by our Board of Directors.

While in previous years we used a one-year performance period for our annual cycle PSUs, the 2024 PSUs granted to Mr. Schultz and Mr. Rosensweig have a total three-year vesting period, with partial vesting after the first year. Similar to our rationale for the use of annual cycle PSUs in prior years, we believe that the annual payouts allow us the flexibility to set appropriate annual goals to drive stockholder value given our growth expectations and the rapidly changing nature of the industry in which we operate. Upon the determination of the level of attainment of the performance metrics, a percentage of PSUs may be earned based on actual achievement. Any PSUs that are not earned are forfeited at the respective vesting dates.

The following table displays the details of the PSU awards granted to our executives for 2024:

Named Executive Officer	Number of Shares Granted	Target Value ($)[1]	Vesting Conditions
Nathan Schultz	412,500	1,579,875	Allocated between two equal tranches, total three-year vesting period. The first tranche vests in full after the first anniversary of the vesting commencement date upon the determination of the attainment of the 2024 PSU Performance Metrics. The second tranche vests 50% on the second anniversary of the vesting commencement date and 50% on the third anniversary of the vesting commencement date based on attainment of the Performance Metrics.
Dan Rosensweig	93,750	359,063	Allocated to a single tranche, total three-year vesting period. The PSUs vest one-third on each of the first, second, and third anniversaries of the vesting commencement date based on attainment of the 2024 PSU Performance Metrics.

(1)   The target value represents the grant date fair value calculated in accordance with FASB ASC 718 of the granted PSUs, denominated at target payout levels.

The number of PSUs that may be earned range from 0% to 150% of the total number of shares subject to the PSU award depending on the level of performance achieved for each goal. No payout will be made for performance below the threshold level. The metrics are equally weighted (each representing one-third of the target number of shares) and measured separately, and the resulting number of earned PSUs with respect to each metric are added together for the total number of earned PSUs that are eligible to vest over time. If actual performance falls between the threshold, target, or maximum levels, linear interpolation will be used to determine the number of PSUs earned, as set forth in the table below:

Performance Level	Threshold	Target	Maximum
Payout % of Award	50%	100%	150%
Total Net Revenues	$627,500,000	$660,000,000	$693,000,000
Adjusted EBITDA*	$149,000,000	$165,000,000	$182,000,000
Free Cash Flow*	$68,000,000	$85,000,000	$102,000,000

*   Adjusted EBITDA and free cash flow are non-GAAP financial measures, as defined above. A reconciliation of net loss to EBITDA and to adjusted EBITDA and a reconciliation of net cash provided by operating activities to free cash flow, in each case prepared in accordance with GAAP, is included as Appendix A to this proxy statement.

The Compensation Committee recognizes the importance of establishing rigorous but realistic performance targets with respect to our annual cycle PSUs in order to motivate executives to drive strong performance that translates to value creation for stockholders, and the 2024 performance targets were established in consideration of those factors and our business environment.

2024 Equity Incentive Awards

The grant date fair value calculated in accordance with FASB ASC 718 of the annual cycle RSUs and PSUs, is set forth in the table below, denominated at target payout levels.

Named Executive Officer	Number of Shares Granted		Grant Date Fair Value of Awards	
	Time-Vesting RSUs (#)	PSUs (Target) (#)	Time-Vesting RSUs ($)	PSUs (Target) ($)
Nathan Schultz	412,500	412,500	1,579,875	1,579,875
Dan Rosensweig	281,250	93,750	1,077,188	359,063
David Longo	265,734	—	1,899,998	0

Fiscal Year 2024 Performance-Based Restricted Stock Units Payout

In March 2025, the Compensation Committee certified our financial performance in 2024 with respect to the 2024 PSU metrics. We achieved the following results, resulting in a weighted average payout of 17.4% of Target:

Performance Metric	Achievement	Percent of Award Earned	Component Weighting	Subtotal
Total Net Revenues	$617,574,000	—%	1/3	—%
Adjusted EBITDA*	$149,667,000	52.1%	1/3	17.4%
Free Cash Flow*	$50,252,000	—%	1/3	—%
Total Performance (rounded)				17.4%

The Compensation Committee did not use any discretionary authority to adjust the resulting corporate performance from the financial measures reflected in the table above.

The 2024 PSUs awarded to Mr. Schultz vest over a three-year, time-based vesting schedule with two equally allocated tranches as follows: the earned portion of the first tranche, representing one-half of the total PSUs, will vest on June 12, 2025, and the earned portion of the second tranche will vest 50% on June 12, 2026, and the remaining 50% on June 12, 2027. The 2024 PSUs awarded to Mr. Rosensweig similarly vest over a three-year time-based vesting schedule as follows: one-third will vest on June 12, 2025, one-third will vest on June 12, 2026, and one-third will vest on June 12, 2027. Mr. Longo was not awarded PSUs in connection with his appointment as Chief Financial Officer.

Total Stockholder Return PSUs

During 2021, to incentivize our executives' long-term engagement, drive the next phase of our growth and support retention, we granted special absolute total stockholder return PSUs (the "TSR PSUs") to certain of our executive officers. The TSR PSUs were eligible to be earned based on share price growth over a three-year performance period from March 1, 2021 through February 29, 2024 (subject to a four-year time-vesting period from the grant date).

The TSR PSU goal was measured by calculating the percentage of growth of our share price from $99.05 - the closing trading price of our common stock on the March 1, 2021 grant date. The TSR PSUs were eligible to vest if the Company achieved absolute TSR growth of between 25% and 75% during the three-year performance period. As previously disclosed, during this three-year performance period, none of the performance goals for the TSR PSUs were achieved; and therefore, no portion of this award was earned.

Other Programs and Policies

Benefits and Perquisites

Our NEOs participate in the same employee benefit and retirement programs that are generally provided to all other employees, including our 401(k) plan, employee stock purchase plan, health care plans, life insurance plan, and other welfare benefit programs. We do not provide additional benefits or perquisites to our NEOs that are not made available to other employees.

Severance and Change-of-Control Arrangements

To enable us to attract talented executives, as well as ensure ongoing retention when considering potential corporate transactions that may create uncertainty as to future employment, we offer certain post-employment and change-of-control payments and benefits to certain NEOs. Given the nature and competitiveness of our industry, the Compensation Committee believes these severance and change-of-control protections are essential elements of our NEOs' compensation program and assist us in recruiting, retaining, and developing key management talent. Our change-of-control benefits are intended to allow key employees, including our NEOs, to focus their attention on the business operations of our Company in the face of the potentially disruptive impact of a rumored, or actual change-of-control transaction, to assess takeover bids objectively without regard to the potential impact on their own job security and to allow for a smooth transition in the event of a change-of-control. The Committee reviewed and adopted an updated Severance Plan in October 2024 following a review of market practices and Chegg's specific needs. A detailed description of the terms of the Severance Plan can be found under the "Termination and Change of Control Arrangements" section of this proxy statement.

We have entered into an employment agreement with Mr. Rosensweig and adopted a Severance Plan in which each of the NEOs, other than Mr. Rosensweig, participates. These arrangements provide, as applicable, cash severance benefits and equity award vesting acceleration in the event of certain terminations of employment both outside a change-of-control and in connection with a change-of-control (i.e., double-trigger severance protections). We do not provide "single trigger" protections or tax gross-ups if an executive is subject to excise taxes as a result of severance or change-of-control benefits. A detailed description of the terms of Mr. Rosensweig's offer letter and the Severance Plan can be found under the "Termination and Change of Control Arrangements" section of this proxy statement.

Insider Trading, and Hedging and Pledging Policies

We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees that is designed to promote compliance with insider trading laws, rules and regulations, as well as procedures designed to further the foregoing purposes. A copy of our insider trading policy is filed as an exhibit to our Annual Report on Form 10-K for our fiscal year ended December 31, 2024. In addition, from time to time, the Company may engage in transactions in Company securities. In addition, it is the Company's intent to comply with applicable laws and regulations relating to insider trading.

Our Insider Trading Policy prohibits hedging or monetization transactions, such as zero cost collars and forward sale transactions, and transactions relating to the future price of our common stock, such as put or call options and short sales. Additionally, no individual may use Chegg securities as collateral in a margin account or pledge Chegg securities as collateral for a loan or modify an existing pledge unless the individual wishing to pledge securities submits a request for preclearance to the Insider Trading Compliance Officer in advance.

Compensation Recovery ("Clawback") Policy

In October 2023, our Board of Directors adopted a new compensation recovery policy intended to comply with the requirements of the Dodd-Frank Act, as implemented by NYSE rules and the SEC's rules and regulations policy ("Clawback Policy"). The Clawback Policy requires us to recover certain cash or equity-based incentive-based compensation (as defined in the Clawback

Policy) paid or granted to our officers, and such additional employees as may be identified from time to time, in the event we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under the securities laws. The Clawback Policy requires each person covered thereby to reimburse or forfeit to us all incentive-based compensation received by them prior to the restatement that exceeds the amount they would have received had their incentive-based compensation been calculated based on the financial restatement. The recovery period extends up to three years prior to the date that it is, or reasonably should have been, concluded that we are required to prepare a restatement. The Clawback Policy applies to incentive-based compensation that is received (as defined in the Clawback Policy) after the effective date of the applicable NYSE rules. Per applicable requirements, the Clawback Policy is enforced without consideration of responsibility or fault or lack thereof. The full text of the Clawback Policy is included as Exhibit 97.1 to our Annual Report on Form 10-K for the year ended December 31, 2023.

Executive Stock Ownership Guidelines

We maintain stock ownership guidelines for our executive officers. These guidelines are intended to align the economic interests of our executive officers with our stockholders by requiring them to acquire and maintain a meaningful ownership interest in our common stock. Executive officers are required to acquire and hold an amount of our common stock equal to a multiple of base salary within five years of the later of (i) the establishment of our guidelines in 2019 or (ii) the commencement of employment service or promotion into an executive position. Shares subject to stock options, restricted stock units and performance based restricted stock units do not count towards satisfaction of these guidelines. As of December 31, 2024, all of our then serving executive officers met such stock ownership guidelines.

Position	Stock Ownership Requirement
CEO	3x annual cash salary
Other Executive Officers	1x annual cash salary

Accounting and Tax Considerations

While our Compensation Committee considers the deductibility of awards as one factor in determining executive compensation, the Compensation Committee also looks at other factors in making its decisions, as noted above, and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the awards are not deductible by us for tax purposes. We account for equity compensation paid to our employees under FASB ASC 718, which requires us to estimate and record an expense over the service period of the award. FASB ASC Topic 710 also requires us to record cash compensation as an expense at the time the obligation is accrued.

Risk Considerations

The Compensation Committee has discussed the concept of risk as it relates to our compensation programs for all employees, including our executive compensation program, and the Compensation Committee does not believe that our compensation programs encourage excessive or inappropriate risk taking. As described in further detail in this Compensation Discussion and Analysis section, we structure our pay to consist of both fixed and variable compensation. In fiscal year 2023, the Compensation Committee and management considered whether our compensation programs for employees created incentives for employees to take excessive or unreasonable risks that could materially harm our Company. The Compensation Committee believes that our compensation programs are typical for companies in our industry and that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Report of the Compensation Committee

The information contained in the following report of our Compensation Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by us under the Securities Exchange Act of 1934 or the Securities Act of 1933, as amended, unless and only to the extent that we specifically incorporate it by reference.

The Compensation Committee oversees our compensation policies, plans and benefit programs. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this proxy statement.

SUBMITTED BY THE COMPENSATION COMMITTEE

Melanie Whelan (Chair)
Renee Budig
Marne Levine



Achieve

Helping students reach their goals.

Summary Compensation

The following table provides information regarding all compensation awarded to, earned by or paid to our NEOs for all services rendered in all capacities to us during fiscal years 2024, 2023 and 2022.

Name and Principal Position[1]	Year	Salary ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Nathan Schultz	2024	958,333	3,159,750	13,800	4,131,883
President and Chief Executive Officer	2023	900,000	6,599,975	13,200	7,513,175
	2022	821,875	5,499,946	12,200	6,334,021
Dan Rosensweig	2024	954,167	1,436,250	13,800	2,404,217
Executive Chair and Co-Chairperson of our Board of Directors, Former President and Chief Executive Officer	2023	1,100,000	3,666,649	13,200	4,779,849
	2022	1,075,000	10,999,964	12,200	12,087,164
David Longo	2024	651,813	1,899,998	13,800	2,565,611
Chief Financial Officer	2023	—	—	—	—
Andrew Brown	2024	360,938	—	11,000	371,938
Former Chief Financial Officer	2023	850,000	1,833,325	13,200	2,671,525
	2022	806,250	5,499,946	12,200	6,318,396
Esther Lem	2024	302,500	—	18,979	321,479
Former Chief Marketing Officer	2023	605,000	1,173,318	2,017	1,780,334
	2022	591,250	3,519,960	12,200	4,123,410

(1) The amounts reported in this column represent the aggregate grant date fair value of RSU and PSU awards granted under our 2023 Equity Incentive Plan, as computed in accordance with ASC 718. For fiscal year 2024, the amounts include PSUs valued at the grant date based upon the target achievement of the performance conditions. The grant date fair values of the annual PSUs for fiscal year 2024 in the table above reflect the target potential value of the PSUs (assuming the target level of performance achievement) and were $359,063 for Mr. Rosensweig, and $1,579,875 for Mr. Schultz. If the 2024 PSUs were achieved at the maximum level of performance, the total amount reported would then be as follows: $538,594 for Mr. Rosensweig, and $789,938 for Mr. Schultz.

(2) Represents our contributions to the account under our 401(k) plan for each NEO. In addition, Ms. Lem received $16,962 in Company-paid COBRA continuation coverage related to her separation from the Company.

Grants of Plan Based Awards

The following table sets forth certain information regarding grants of plan-based awards to each of our NEOs during fiscal year 2024.

| Name | Grant Date | Board Approval Date | Award Type | Estimated Possible Payout Under Equity Incentive Plan Awards[1] | | | All Other Stock Awards: Number of Shares of Stock or Units (#)[2] | Grant Date Fair Value of Stock and Option Awards[3] | | |
				Threshold (#)	Target (#)	Maximum (#)		Threshold ($)	Target ($)	Maximum ($)
Nathan Schultz ...	6/1/2024	4/24/2024	PSU	103,125	206,250	309,375	—	395,969	789,938	1,184,906
	6/1/2024	4/24/2024	PSU	103,125	206,250	309,375	—	395,969	789,938	1,184,906
	6/1/2024	4/24/2024	RSU	—	—	—	412,500	1,579,875	1,579,875	1,579,875
Dan Rosensweig ..	6/1/2024	4/24/2024	PSU	46,875	93,750	140,625	—	179,531	359,063	538,594
	6/1/2024	4/24/2024	RSU	—	—	—	281,250	1,077,188	1,077,188	1,077,188
David Longo	4/12/2024	4/11/2024	RSU	—	—	—	265,734	1,899,998	1,899,998	1,899,998
Andrew Brown	N/A	N/A	N/A	—	—	—	—	—	—	—
Esther Lem	N/A	N/A	N/A	—	—	—	—	—	—	—

(1)   Upon the achievement by December 31, 2024 of certain Company performance metric measurements approved by the Compensation Committee as described under the heading "Elements of Fiscal Year Compensation—Equity Incentive Compensation—Performance-Based Restricted Stock Units," Mr. Schultz' award vests in two equal tranches of 206,250 PSUs. Mr. Schultz's first tranche of PSUs earned with respect to the performance metric shall vest 100% on June 12, 2025. Mr. Schultz's second tranche of PSUs earned with respect to the performance metric shall vest one-half on June 12, 2026 and June 12, 2027, subject in each case to Mr. Schultz' continued service up to and through the applicable vesting dates. Mr. Rosensweig's PSUs shall vest one-third on June 12, 2025, June 12, 2026 and June 12, 2027, subject in each case to Mr. Rosensweig's continued service up to and through the applicable vesting dates.

(2)   Mr. Schultz's shares will vest one-third on June 12, 2025, and 8.33% shall vest on each quarterly anniversary thereafter such that the RSUs shall be fully vested on June 12, 2027, subject in each case to Mr. Schultz's continued service to and through the applicable vesting dates. Mr. Rosensweig's shares will vest 50% on June 12, 2025, and 6.25% shall vest on each quarterly anniversary thereafter such that the RSUs shall be fully vested on June 12, 2027, subject in each case to Mr. Rosensweig's continued service up to and through the applicable vesting dates. 100% of Mr. Longo's shares vested on March 12, 2025.

(3)   Reflects the grant date fair value of each equity award at the target performance level computed in accordance with ASC 718 and described in footnote 1 to the Summary Compensation Table. The assumptions used in the valuation of these awards are set forth in notes 2 and 13 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024. These amounts may not correspond to the actual value that may be realized by the NEOs.

Outstanding Equity Awards at December 31, 2024 Table

The following table provides information with respect to outstanding equity awards as of December 31, 2024 with respect to our NEOs.

Name	Grant Date	Award Type	Stock Awards			
			Number of Shares that Have Not Vested (#)	Market Value of Shares that Have Not Vested ($)[1]	Number of Unearned Shares that Have Not Vested (#)	Market Value of Unearned Shares that Have Not Vested ($)[1]
Nathan Schultz	3/1/2021[2]	TSR PSU	36,468	58,713	—	—
	3/28/2022[3]	PSU	6,398	10,301	—	—
	3/27/2023[4]	PSU	86,533	139,318	—	—
	6/1/2024[5]	PSU	206,250	332,063	—	—
	6/1/2024[6]	PSU	—	—	206,250	332,063
	3/28/2022[7]	RSU	6,398	10,301	—	—
	3/27/2023[8]	RSU	86,534	139,320	—	—
	6/1/2024[9]	RSU	412,500	664,125	—	—
Dan Rosensweig	3/1/2021[2]	TSR PSU	72,936	117,427	—	—
	3/28/2022[3]	PSU	12,796	20,602	—	—
	6/1/2024[10]	PSU	93,750	150,938	—	—
	3/28/2022[7]	RSU	12,796	20,602	—	—
	6/1/2024[11]	RSU	281,250	452,813	—	—
David Longo	1/12/2022[12]	RSU	16,148	25,998	—	—
	3/27/2023[13]	RSU	2,623	4,223	—	—
	4/12/2024[14]	RSU	265,734	427,832	—	—
Andrew Brown	N/A	N/A	—	—	—	—
Esther Lem	N/A	N/A	—	—	—	—

(1) The market price for our common stock is based on the closing price per share of our common stock as listed on the New York Stock Exchange on December 31, 2024 of $1.61.

(2) The shares subject to the TSR PSU award will be earned only upon achievement by February 29, 2024 of the Company performance metrics consisting of TSR as approved by the Compensation Committee. One-half of the achieved shares were to vest on March 1, 2024 and the remaining unvested portion of this TSR PSU were to vest on March 1, 2025, subject to the officers continued service up to and through each vesting date and the acceleration as described in "Termination and Change of Control Arrangements" below. None of the performance goals for the TSR PSUs were achieved; and therefore, no portion of this award was earned.

(3) The shares subject to the PSU award were earned only upon achievement by December 31, 2022 of Company performance metrics consisting of Chegg Services Revenue and adjusted EBITDA as approved by the Compensation Committee. The Compensation Committee determined that the weighted average percentage of 39.5% of the measurements had been achieved, therefore a weighted average of 39.5% of the shares subject to the PSU award were earned. One-third of the achieved shares vested on March 12, 2023 and the remaining unvested portion of this PSU is scheduled to vest as to 8.33% on each quarterly anniversary thereafter such that the PSUs shall be fully vested on March 12, 2025, subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change of Control Arrangements" below.

(4)   The shares subject to the PSU award were earned only upon achievement by December 31, 2023 of Company performance metrics consisting of Chegg Services Revenue, adjusted EBITDA, and free cash flow as approved by the Compensation Committee. The Compensation Committee determined that the weighted average percentage of 35.6% of the measurements had been achieved, therefore a weighted average of 35.6% of the shares subject to the PSU award were earned. One-third of the achieved shares vested on March 12, 2024 and the remaining unvested portion of this PSU is scheduled to vest as to 8.33% on each quarterly anniversary thereafter such that the PSUs shall be fully vested on March 12, 2026, subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change of Control Arrangements" below.

(5)   The shares subject to the PSU award were earned only upon achievement by December 31, 2024 of Company performance metrics consisting of Chegg Services Revenue, adjusted EBITDA, and free cash flow as approved by the Compensation Committee. The Compensation Committee determined that the weighted average percentage of 17.36% of the measurements had been achieved, therefore a weighted average of 17.36% of the shares subject to the PSU award were earned. 100% of the PSUs shall vest on June 12, 2025, subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change of Control Arrangements" below.

(6)   The shares subject to the PSU award shall be earned only upon achievement by December 31, 2025 of Company performance metrics consisting of Chegg Services Revenue, adjusted EBITDA, and free cash flow as approved by the Compensation Committee. One-half of the achieved shares shall vest on June 12, 2026 and June 12, 2027, subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change of Control Arrangements" below.

(7)   One-third of the shares vested on March 12, 2023 and 8.33% shall vest on each quarterly anniversary thereafter such that the RSUs were to fully vest on March 12, 2025. The vesting is subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change of Control Arrangements" below.

(8)   One-third of the shares vested on March 12, 2024 and 8.33% shall vest on each quarterly anniversary thereafter such that the RSUs shall be fully vested on March 12, 2026. The vesting is subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change of Control Arrangements" below.

(9)   One-third of the shares shall vest on June 12, 2026 and 8.33% shall vest on each quarterly anniversary thereafter such that the RSUs shall be fully vested on June 12, 2026. The vesting is subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change of Control Arrangements" below.

(10)   The shares subject to the PSU award were earned only upon achievement by December 31, 2024 of Company performance metrics consisting of Chegg Services Revenue, adjusted EBITDA, and free cash flow as approved by the Compensation Committee. The Compensation Committee determined that the weighted average percentage of 17.36% of the measurements had been achieved, therefore a weighted average of 17.36% of the shares subject to the PSU award were earned. One-third of the achieved shares shall vest on June 12, 2025, June 12, 2026 and June 12, 2027, subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change of Control Arrangements" below.

(11)   One-half of the shares shall vest on June 12, 2025 and 6.25% shall vest on each quarterly anniversary thereafter such that the RSUs shall be fully vested on June 12, 2027. The vesting is subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change of Control Arrangements" below.

(12)   One-fourth of the shares vested on April 12, 2022 and 6.25% shall vest on each quarterly anniversary thereafter such that the RSUs were fully vested on April 12, 2025. The vesting was subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change of Control Arrangements" below.

(13)   One-half of the shares vested on March 12, 2024 and 12.5% shall vest on each quarterly anniversary thereafter such that the RSUs were fully vested on March 12, 2025. The vesting is subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change of Control Arrangements" below.

(14)   100% of the shares vested on March 12, 2025. The vesting was subject to the officer's continued service up to and through each vesting date and the acceleration as described in "Termination and Change of Control Arrangements" below.

Option Exercises and Stock Vested Table

The following table presents information concerning the aggregate number of shares of our common stock for which options were exercised during fiscal year 2024 for each of the NEOs. In addition, the table presents information on shares of our common stock that were acquired upon the vesting of stock awards during 2024 for each of the NEOs on an aggregated basis.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting ($)[2]
Nathan Schultz	—	—	204,150	1,105,744
Dan Rosensweig	—	—	236,207	1,607,621
David Longo	—	—	31,271	177,363
Andrew Brown	—	—	—	—
Esther Lem	—	—	—	—

(1)   Amounts reflect the vesting of RSUs and PSUs.

(2)   The value realized on the shares acquired is the fair market value of the shares on the date of vesting, which was the closing price of our common stock on such date as traded on the NYSE.



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Termination and Change of Control Arrangements

The attraction and retention of executive talent continues to be a focus for us. To ensure alignment with peer practices and offer competitive compensation programs, the Compensation Committee periodically reviews our executive compensation and employee benefits, including with respect to ongoing retention in connection with the consideration of potential corporate transactions.

Pursuant to the Executive Chairman Agreement we entered into with Mr. Rosensweig effective June 1, 2024, we have agreed to provide certain cash severance benefits and equity award vesting acceleration in the event of certain terminations of employment both outside a change-of-control and in connection with a change-of-control (i.e., double-trigger severance protections), which superseded and replaced any then-existing severance protections to which Mr. Rosensweig was entitled under any arrangements with us prior to the execution of the Agreement.

After considering data and advice provided by Aon, the Compensation Committee approved a Severance Plan on October 17, 2024 (the "Severance Plan"). The Severance Plan provides ongoing retention in the event we consider potential corporate transactions that may create uncertainty as to future employment and also allows us to attract talented executives going forward.

Each of our currently serving NEOs other than our Executive Chair, is a Covered Employee under the Severance Plan, which superseded and replaced any then-existing severance protections to which the applicable executives were entitled under their arrangements with us prior to the adoption of the Severance Plan.

We do not provide tax gross-ups if an executive is subject to excise taxes as a result of severance or change-of-control benefits and we do not provide any single-trigger change-of-control benefit.

These arrangements are intended to attract and retain qualified executives who have alternatives that may appear to them to be less risky absent these severance arrangements, and to mitigate a potential disincentive to consideration and execution of an acquisition, particularly where the services of these executive officers may not be required by the acquirer. We also believe that entering into these arrangements will help our executive officers maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change-of-control of the Company.

Dan Rosensweig

Mr. Rosensweig resigned from his positions as President and Chief Executive Officer and was appointed as our Executive Chair, effective June 1, 2024. We entered into an Executive Chairman Agreement with Mr. Rosensweig, setting forth the terms and conditions of his employment with the Company as Executive Chairman on April 25, 2024, and effective June 1, 2024. The agreement provides for at-will employment and has no specific term. Pursuant to Mr. Rosensweig's agreement, in the event of Mr. Rosensweig's termination of employment for any reason, Mr. Rosensweig will be paid any earned but unpaid base salary and other unpaid and then-vested amounts. In addition, Mr. Rosensweig will be eligible for the severance payments under the circumstances set forth below, subject to him releasing us from all claims, continued compliance with his obligations under his confidentiality agreement, promptly resigning from all officer and director positions with the Company and/or any parent, subsidiary or affiliate of the Company, unless otherwise requested by the Board; and returning all company property to the Company.

Severance Plan

As noted above, each of our currently serving NEOs other than Mr. Rosensweig participates as a Covered Employee in our Severance Plan adopted October 17, 2024. Upon the termination of a Covered Employee's employment for any reason, the Covered Employee will be entitled to receive (a) any earned but unpaid base salary, and (b) any vested employee benefits in accordance with the terms of the applicable employee benefit plan or program.

In addition, in the following events, and within the time limits provided, Covered Employees under the Severance Plan will receive:

Cash Severance

The Covered Employee will receive a cash lump sum payment equal to the product of (i) such Covered Employee's annual base salary rate as in effect on the date of the Involuntary Termination (disregarding for this purpose any decrease in annual base salary constituting Good Reason) and (ii) the relevant factor set forth in the table below.

Annual Bonus

If the Company adopts an annual bonus plan applicable to the Covered Employee pursuant to which such Covered Employee is eligible for a target annual bonus during such Covered Employee's employment termination year, then the Covered Employee will receive an additional cash lump sum payment equal to: (i) the Covered Employee's pro rata target annual bonus for the year of termination, calculated by multiplying the Covered Employee's target annual bonus as of the date of termination by a fraction, the numerator of which is the number of days worked in the performance year and the denominator of which is 365; plus (ii) such Covered Employee's target annual bonus for the year of termination multiplied by the relevant factor set forth in the table below.

Continued COBRA Coverage

If the Covered Employee timely elects continued group health plan continuation coverage under the Consolidated Omnibus Budget Reconciliation Act ("COBRA"), the Company will pay the Covered Employee's premiums on behalf of the Covered Employee for the Covered Employee's continued coverage under the Company's group health plans, including coverage for the Covered Employee's eligible dependents, as set forth in the table below, or, in any such case, until such earlier date on which the Covered Employee becomes eligible for health coverage from another employer or ceases to be eligible for COBRA coverage for any reason.

Termination Type and Timing	Base Salary Factor		Bonus Plan Factor		Continued COBRA Coverage	
	CEO	NEO	CEO	NEO	CEO	NEO
Involuntary Termination in Connection with a Change in Control on or before the Second Anniversary of the Effective Date	1.5x	1.25x	1.5x	1.25x	18 months	15 months
Involuntary Termination in Connection with a Change in Control after the Second Anniversary of the Effective Date	1.5x	1.0x	1.5x	1.0x	18 months	12 months
Involuntary Termination Not in Connection with a Change in Control on or before the Second Anniversary of the Effective Date	1.25x	1.25x	1.25x	1.25x	15 months	15 months
Involuntary Termination Not in Connection with a Change in Control after the Second Anniversary of the Effective Date.	1.0x	1.0x	0	0	12 months	12 months

Equity Vesting

Involuntary Termination in Connection with a Change in Control

In the event of Involuntary Termination in Connection with a Change in Control on or before the Second Anniversary of the Effective Date, each of the Covered Employee's then-outstanding, unvested Time-Vesting Awards and Performance Satisfied Awards will accelerate and become vested and exercisable or settled with respect to one hundred percent (100%) of the unvested shares subject thereto. Performance Subject Awards will accelerate and become vested and exercisable or settled (if at all) as set forth in the terms of the applicable award agreement; provided, however, that if any Performance Subject Awards whose measurement periods have not been completed, and performance has not been measured, as of the Change in Control, do not

specify the calculation of performance upon a Change in Control, the performance will be deemed achieved at either the target level of performance described in the applicable award agreement or at the actual level of performance achieved under the terms of the applicable award agreement, if such performance is determinable as of immediately prior to the Change in Control, and the resulting number of achieved Performance Subject Awards will accelerate and become vested in full. To permit the foregoing acceleration in the event an Involuntary Termination occurs within the Three-Month Lookback prior to a Change in Control, any then-unvested Company equity awards held by the Covered Employee will not terminate and will remain outstanding (provided that in no event will any Company equity award remain outstanding beyond the expiration of its maximum term) and eligible for acceleration and settlement, as applicable, with respect to the proposed Change in Control. In the event that the proposed Change in Control is not completed during the Three-Month Lookback, any unvested Company equity awards held by the Covered Employee (after giving effect to any other applicable accelerated vesting)

Involuntary Termination Not in Connection with a Change in Control

In the event of Involuntary Termination Not in Connection with a Change in Control on or before the Second Anniversary of the effective Date, Each of the then-outstanding, unvested Time-Vesting Awards and Performance Satisfied Awards held by the Covered Employee will accelerate and become vested and exercisable or settled with respect to the number of unvested shares subject thereto that would have vested had the Covered Employee continued in employment with the Company following the Covered Employee's Involuntary Termination for (a) in the case of the CEO, twelve (12) months; and (b) in the case of an NEO Covered Employee, twelve (12) months.

All severance payments and benefits under the Severance Plan are subject to the Covered Employee executing a release of claims.

Estimated Payments and Benefits as of December 31, 2024 for Each NEO

The following tables set forth the estimated payments and benefits that would be received by each of the NEOs upon (i) involuntary termination in connection with a change-of-control and (ii) involuntary termination not in connection with a change-of-control. This table reflects amounts payable to each NEO assuming that his employment was terminated on December 31, 2024, and the change-of-control of the Company also occurred on that date. The closing market price per share of our common stock on the NYSE on December 31, 2024 was $1.61.

Involuntary Termination in Connection with a Change-of-Control

Named Executive Officer	In Connection with a Change in Control on or before the Second Anniversary of the Effective Date					In Connection with a Change in Control after the Second Anniversary of the Effective Date				
	Severance Payment ($)[1]	Annual Bonus ($)	Medical Benefits Continuation ($)[2]	Accelerated Vesting of Equity Awards ($)[3]	Total ($)	Severance Payment ($)[1]	Annual Bonus ($)	Medical Benefits Continuation ($)[2]	Accelerated Vesting of Equity Awards ($)[3]	Total ($)
Nathan Schultz	1,500,000	450,000	57,608	1,627,489	3,635,097	1,500,000	450,000	57,608	1,627,489	3,635,097
David Longo	850,000	255,000	47,287	458,053	1,610,340	680,000	204,000	37,829	458,053	1,379,882

(1) The amounts reported reflect cash severance that is calculated based on each NEOs 2024 base salary as of December 31, 2024.

(2) The amounts reported represent costs for COBRA.

(3) The value of the accelerated vesting of unvested equity awards has been calculated based on the closing market price of our common stock on the NYSE on December 31, 2024 which was $1.61 per share. All outstanding stock options were fully vested on December 31, 2024, and as such are not included in the total. The number of earned and unvested PSUs relating to the performance periods ending December 31, 2022, 2023, and 2024 were calculated as set forth above in footnotes 3, 4, and 5 to the Outstanding Equity Awards at Fiscal Year End Table.

Based on the closing market price of our common stock on the NYSE on December 31, 2024, no portion of the TSR PSU would be achieved or eligible for acceleration.

Involuntary Termination Not in Connection with a Change-of-Control

Named Executive Officer	Not In Connection with a Change in Control on or before the Second Anniversary of the Effective Date					Not In Connection with a Change in Control after the Second Anniversary of the Effective Date				
	Severance Payment ($)[1]	Annual Bonus ($)	Medical Benefits Continuation ($)[2]	Accelerated Vesting of Equity Awards ($)[3]	Total ($)	Severance Payment ($)[1]	Annual Bonus ($)	Medical Benefits Continuation ($)[2]	Accelerated Vesting of Equity Awards ($)[3]	Total ($)
Nathan Schultz .	1,250,000	375,000	48,007	243,513	1,916,520	1,000,000	—	38,406	243,513	1,281,919
David Longo . . .	850,000	255,000	47,287	458,053	1,610,340	680,000	—	37,829	458,053	1,175,882

(1)	The amounts reported reflect cash severance that is calculated based on each NEOs 2024 base salary as of December 31, 2024.

(2)	The amounts reported represent costs for COBRA.

(3)	The value of the accelerated vesting of unvested equity awards has been calculated based on the closing market price of our common stock on the NYSE on December 31, 2024 which was $1.61 per share. All outstanding stock options were fully vested on December 31, 2024, and as such are not included in the total. The number of earned and unvested PSUs relating to the performance periods ending December 31, 2022, 2023, and 2024 were calculated as set forth above in footnotes 3, 4, and 5 to the Outstanding Equity Awards at Fiscal Year End Table.

Based on the closing market price of our common stock on the NYSE on December 31, 2024, no portion of the TSR PSU would be achieved or eligible for acceleration.



Chegg

Dedicated to empowering students.

Chief Executive Officer Pay Ratio

Pursuant to Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K ("Item 402(u)"), we are required to disclose the ratio of our principal executive officer's annual total compensation to the annual total compensation of our median employee. For purposes of determining the Chief Executive Officer pay ratio, because we had multiple Chief Executive Officers for the year, we have used Nathan Schultz' compensation in 2024 plus Dan Rosensweig's compensation for the period he served as Chief Executive Officer in 2024. As disclosed in the Summary Compensation Table, the 2024 annual total compensation for our current Chief Executive Officer, Nathan Schultz was $4,131,883 and the 2024 annual total compensation for our Former President and Chief Executive Officer until May 31, 2024, Dan Rosensweig, was $2,404,217, resulting in an aggregate Chief Executive Officer total compensation of $6,536,100. The 2024 annual total compensation of our median employee was $78,674. Accordingly, the ratio of the 2024 annual total compensation of our Chief Executive Officer, Nathan Schultz, to the 2024 annual total compensation of our median employee is 53 to 1 and the ratio to our Former Chief Executive Officer, Dan Rosensweig, was 31 to 1, resulting in a aggregate Chief Executive Officer pay ratio of 83 to 1. We believe these ratios, which were calculated in a manner consistent with Item 402(u), to be a reasonable estimate, based upon the assumptions and adjustments described below.

Identifying the Median Employee

We identified our median employee, taking into account all individuals, excluding our Chief Executive Officer, who were employed by us on a worldwide basis as of December 31, 2024 (the "employee population determination date"), whether employed on a full-time, part-time, seasonal or temporary basis, and including employees on a partial year leave of absence. We did not include any contractors or other non-employee workers in our employee population.

Compensation Measures and Calculation Methodology

To identify our median employee in 2024, we chose to use a consistently applied compensation measure, which we selected as base salary or wages paid to each of our employees for the 12-month period from January 1, 2024 to December 31, 2024. For employees paid other than in U.S. dollars, we converted their compensation to U.S. dollars using foreign exchange rates in effect on December 31, 2024. For permanent employees hired during 2024, we annualized their base salary or wages as if they had been employed for the entire measurement period. We did not make any cost-of-living adjustments for employees outside of the United States.

The median employee identified in 2024 was an employee based in India, and who continued to be employed on December 31, 2024. We calculated the annual total compensation for this individual using the same methodology we use to calculate the amount reported for our current and former CEO in the "Total" column of the Summary Compensation Table as set forth in this proxy statement.

Pay Versus Performance Disclosure

Provided below is our "pay versus performance" disclosure as required pursuant to Item 402(v) of Regulation S-K promulgated under the Exchange Act. As required by Item 402(v), we have included:

- A list of the most important financial measures linking a measure of pay calculated in accordance with Item 402(v) (referred to as "Compensation actually paid", or "CAP") to Company performance for our most recent fiscal year;

- A table that compares the total compensation of our named executive officers or NEOs as presented in the Summary Compensation Table ("SCT") to their CAP and that compares their CAP to specified performance measures for the four most recent fiscal years; and

- Graphs that describe:

  ◦ the relationships between CAP and our cumulative total stockholder return ("TSR"), GAAP Net (Loss) Income, and our Company selected measure, Adjusted EBITDA; and

  ◦ the relationship between our TSR and the TSR of the Nasdaq Composite Index ("Index TSR").

The only difference between the SCT and CAP amounts for our NEOs is the value of stock awards, which for purposes of the SCT is based on the grant date fair value of stock awards granted during the year, and for purposes of CAP is based on the year over year change in the fair value of stock awards that are unvested as of the end of the year, or that vested or were forfeited during the year.

This disclosure has been prepared in accordance with Item 402(v) and does not necessarily reflect value actually realized by the NEOs. Please refer to our Compensation Discussion and Analysis on pages 47 to 62 for a discussion of our executive compensation program objectives and the ways in which we align executive compensation with performance.

Our Most Important Metrics Used for Linking Pay and Performance

As required by Item 402(v), below are the most important performance measures used by the Company to link our NEOs compensation actually paid for 2024 to the Company's performance. The metrics below are used for purposes of determining payouts under our annual cycle PSU program.

- Total Net Revenues
- Adjusted EBITDA
- Free Cash Flow

Our 2024 PSUs, which represent a significant portion of our NEOs target direct compensation for the year, were eligible to be earned and vest contingent on the achievement of three equally weighted performance metrics: (1) fiscal year 2024 Total Net Revenues, (2) fiscal year 2024 Adjusted EBITDA, and (3) fiscal year 2024 Free Cash Flow (each as defined in our Compensation Discussion and Analysis on page 49). Adjusted EBITDA is the Company-selected measure included in the table and graphs below.

Pay Versus Performance Table

In accordance with Item 402(v), we provide below the tabular disclosure for the Company's President, Chief Executive Officer and Co-Chairperson (our Principal Executive Officer or "PEO") and the average of our NEOs other than the PEO ("non-PEO NEOs") for 2024, 2023, 2022 and 2021 and 2020.

Fiscal Year	Summary Compensation Table Total for PEO Dan Rosensweig[1] ($)	Compensation Actually Paid to PEO Dan Rosensweig[2] ($)	Summary Compensation Table Total for PEO Nathan Schultz[1] ($)	Compensation Actually Paid to PEO Nathan Schultz[2] ($)	Average Summary Compensation Table Total for non-PEO NEOs[1] ($)	Average Compensation Actually Paid to non-PEO NEOS[3] ($)	Total Stockholder Return ($)	NASDAQ Composite Total Stockholder Return[4] ($)	Net (Loss) Income (in thousands) ($)	Adjusted EBITDA (in thousands)[5] ($)
(a)	(b)	(c)			(d)	(e)	(f)	(g)	(h)	(i)
2024	2,404,217	196,478	4,131,883	(693,309)	1,086,343	234,181	4.25	215.22	(837,068)	149,667
2023	4,779,849	(688,671)	—	—	3,104,169	196,528	29.97	167.30	18,180	222,400
2022	12,087,164	(4,776,037)	—	—	5,471,691	2,348,120	67.34	116.65	266,638	254,525
2021	21,005,605	(2,978,784)	—	—	9,280,385	(826,037)	80.98	174.36	(1,458)	265,859
2020	10,381,080	36,270,875	—	—	4,285,861	13,669,798	238.27	143.64	(6,221)	207,058

(1) Dan Rosensweig is the PEO for each year shown. Nathan Schultz, who became PEO in 2024, is shown as the second PEO for 2024. The non-PEO NEOs for 2020-2023 were Andrew Brown, Nathan Schultz, John Fillmore and Esther Lem. The Non-PEO NEOs for 2024 were David Longo, Andrew Brown and Esther Lem..

(2) To calculate CAP to the PEO in column (c) the following amounts were deducted from and added to the applicable SCT Total Compensation:

Fiscal Year	Summary Compensation Table Total for PEO ($)	Deductions from Summary Compensation Table Total[a] ($)	Inclusion of Equity Values Total l[b] ($)	Compensation Actually Paid to PEO ($)
2024 for PEO Dan Rosensweig	2,404,217	(1,436,250)	(771,489)	196,478
2024 for PEO Nathan Schultz	4,131,883	(3,159,750)	(1,665,442)	(693,309)

(a) Represents the grant date fair value of equity awards reported in the "Stock Awards" column in the Summary Compensation Table for 2024.

(b) Reflects the value of equity calculated in accordance with the SEC methodology for determining compensation actually paid under Item 402(v) of Regulation S-K. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity values included in CAP are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year ($) (a)	Year Over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($) (b)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($) (c)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($) (d)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($) (e)	Value of Dividends or Other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($) (f)	Equity Value Included in Compensation Actually Paid ($) (g) = (a) + (b) + (c) + (d) - (e) + (f)
2024 for PEO Dan Rosensweig	479,015	(174,254)	—	(1,076,250)	—	—	(771,489)
2024 for PEO Nathan Schultz	779,417	(1,231,189)	—	(1,213,670)	—	—	(1,665,442)

(3) To calculate CAP to the non-PEO NEOs in the column (e) the following amounts were deducted from and added to the applicable SCT Total compensation:

Fiscal Year	Summary Compensation Table Total for non-PEO NEOs ($)	Deductions from Summary Compensation Table Total(a) ($)	Additions to Summary Compensation Table Total(b) ($)	Compensation Actually Paid to non-PEO NEOs ($)
2024	1,086,343	(633,333)	(218,829)	234,181

(a) Represents the grant date fair value of equity awards reported in the "Stock Awards" column in the Summary Compensation Table for 2024.

(b) Reflects the value of equity calculated in accordance with the SEC methodology for determining compensation actually paid under Item 402(v) of Regulation S-K. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity values included in CAP are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year ($) (a)	Year Over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($) (b)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($) (c)	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($) (d)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($) (e)	Value of Dividends or Other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($) (f)	Equity Value Included in Compensation Actually Paid ($) (g) = (a) + (b) + (c) + (d) - (e) + (f)
2024	142,611	(61,006)	—	(138,561)	(161,873)	—	(218,829)

(4) Reflects TSR indexed to $100 for the Nasdaq Composite Index, which is an industry line peer group reported in the performance graph included in the Company's 2024 Annual Report on Form 10-K. The amounts assume that $100 was invested at the market close on December 31, 2019, in the common stock of Chegg, Inc. and the NASDAQ Composite, and the NASDAQ Composite assumes reinvestment of dividends.

(5) Please see page 49 for a definition of Adjusted EBITDA.

Relationship between CAP and TSR

The chart below reflects the relationship between the PEO and average non-PEO NEO CAP versus our TSR and the NASDAQ Composite Index TSR.



Relationship between CAP and GAAP Net (Loss) Income

The chart below reflects the relationship between the PEO and average non-PEO NEO CAP and our GAAP Net (Loss) Income.



Relationship between CAP and Adjusted EBITDA (our Company-Selected Measure)

The chart below reflects the relationship between the PEO CAP and average non-PEO NEO CAP and our Adjusted EBITDA.



Transactions with Related Parties, Founders and Control Persons

Since January 1, 2024, we have not been a party to any transaction or series of similar transactions that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K in which:

- we have been or are to be a participant;

- the amount involved exceeded or exceeds $120,000; and

- any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Review, Approval or Ratification of Transactions with Related Parties

Our related-party transactions policy requires approval of transactions to which we are a party and in which an officer, director, nominee for director, stockholder beneficially owning more than five percent of our outstanding capital stock or an immediate family member of a person sharing a household with such person has a material interest. Any transaction that we intend to undertake with such persons, irrespective of the amounts involved (unless such transaction is subject to standing pre-approval as provided under the policy or pursuant to a resolution adopted by our Compensation Committee), will be submitted to our Ethics Counselor for his or her determination of what approvals are required under the related-party transactions policy. The Ethics Counselor will refer to the Chair of our Audit Committee (or another member of our Audit Committee if the Chair is a party to the transaction) any such transaction for review. In the event our Ethics Counselor becomes aware of a transaction with a related person that has not been previously approved or previously ratified under the related-party transactions policy that required such approval, it will be submitted promptly to the Chair or other member of our Audit Committee for review. Based on the conclusions reached, the Chair or other member of our Audit Committee will evaluate all options, including but not limited to ratification, amendment or termination of the transaction with the related person.

In approving or rejecting the proposed transaction, the Chair or other member of our Audit Committee will consider the relevant and available facts and circumstances, including such facts as (i) the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated; (ii) the terms of the transaction; and (iii) any other relevant information and considerations with respect to the proposed transaction. The Chair or other member of our Audit Committee will approve only those transactions with related persons that, in light of known circumstances, are in or are not inconsistent with, the best interests of our Company and our stockholders, as such Chair or other member of our Audit Committee determines in the good faith exercise of his or her discretion.

Report of the Audit Committee

The information contained in the following report of Chegg's Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Chegg under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, unless and only to the extent that Chegg specifically incorporates it by reference.

The Audit Committee has reviewed and discussed with Chegg's management and Deloitte & Touche LLP the audited consolidated financial statements of Chegg as of and for the year ended December 31, 2024, and the effectiveness of internal control over financial matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

The Audit Committee has received and reviewed the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with Deloitte & Touche LLP its independence from Chegg.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Chegg's Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the Securities and Exchange Commission.

SUBMITTED BY THE AUDIT COMMITTEE

Renee Budig (Chair)
Marcela Martin
Richard Sarnoff
Ted Schlein

Additional Information

Stockholder Proposals to be Presented at the Next Annual Meeting

Chegg's Bylaws provide that, for stockholder nominations to the Board of Directors or other proposals to be considered at an Annual Meeting of Stockholders, the stockholder must give timely notice thereof in writing to the Corporate Secretary at Chegg, Inc., 3990 Freedom Circle, Santa Clara, California 95054, Attn: Corporate Secretary.

To be timely for the 2026 Annual Meeting of Stockholders, a stockholder's notice must be delivered to or mailed and received by our Corporate Secretary at the principal executive office of Chegg not earlier than 5:00 p.m. Eastern Time on February 19, 2026 and not later than 5:00 p.m. Eastern Time on March 21, 2026. A stockholder's notice to the Corporate Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by applicable law and our Bylaws.

Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at Chegg's 2026 Annual Meeting of Stockholders must be received by us no later than December 18, 2025 in order to be considered for inclusion in Chegg's proxy materials for that meeting. A stockholder's notice to the Corporate Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by applicable law and our Bylaws.

Delinquent Section 16(a) Reports

Section 16 of the Exchange Act requires Chegg's directors, executive officers and any persons who own more than 10% of Chegg's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish Chegg with copies of all Section 16(a) forms that they file. Based solely on its review of the copies of such forms furnished to Chegg and written representations from the directors and executive officers, Chegg believes that all Section 16(a) filing requirements were timely met during 2024, except that one report, covering two transactions, was filed late for Nathan Schultz and Dan Rosensweig.

Available Information

We make available, free of charge on our website, all of our filings that are made electronically with the SEC, including Forms 10-K, 10-Q and 8-K. To access these filings, go to our website at **https://investor.chegg.com** and click on "SEC Filings" under the "Investor Relations" heading. Chegg will also make available without charge, upon written request, a copy of Chegg's annual report on Form 10-K for the year ended December 31, 2024, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to:


Chegg, Inc.
3990 Freedom Circle
Santa Clara, CA 95054
Attn: Investor Relations


The Annual Report is also available at **https://investor.chegg.com.**

"Householding" - Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as Brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our Annual Report and proxy materials, including the Notice, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees, and helps protect the environment as well.

We expect that a number of Brokers with account holders who are our stockholders will be "householding" our Annual Report and proxy materials, including the Notice. A single Notice and, if applicable, a single set of Annual Report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your Broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge, either by calling toll-free (800) 542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York, 11717.

Upon written or oral request, Chegg will promptly deliver a separate copy of the Notice and, if applicable, Annual Report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice and, if applicable, annual report and other proxy materials, you may write to Chegg's Investor Relations department at 3990 Freedom Circle, Santa Clara, California 95054, Attn: Investor Relations, or via email to **ir@chegg.com.**

Any stockholders who share the same address and currently receive multiple copies of Chegg's Notice or Annual Report and other proxy materials who wish to receive only one copy in the future can contact their Broker to request information about householding or Chegg's Investor Relations department at the address listed above.

Other Matters

Our Board of Directors does not presently intend to bring any other business before the meeting and, so far as is known to our Board of Directors, no matters are to be brought before the meeting except as specified in the Notice of the meeting. If other matters are properly brought before the meeting and presented, the proxy holders have discretionary authority to vote all proxies in accordance with their best judgement. Discretionary authority for them to do so is provided for in the proxy card and other forms of proxy.



Chegg

Embrace the possibilities.

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Appendix A

Reconciliation of Non-GAAP Financial Measures

We believe that certain non-GAAP financial measures, including adjusted EBITDA and free cash flow, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding items that may not be indicative of our core business, operating results or future outlook. Our management uses these non-GAAP financial measures in assessing our operating results, as well as when planning, forecasting and analyzing future periods and believes that such measures enhance investors' overall understanding of our current financial performance. These non-GAAP financial measures also facilitate comparisons of our performance to prior periods. The presentation of additional information is not meant to be considered in isolation or as a substitute for or superior to net income or net cash provided by operating activities determined in accordance with GAAP. Management strongly encourages stockholders to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

The following is a reconciliation of net loss to EBITDA and Adjusted EBITDA for the year ended December 31, 2024 (in thousands, unaudited):

	Year Ended December 31, 2024
Net loss	**(837,068)**
Interest expense	2,590
Provision for income taxes	148,702
Depreciation and amortization expense	78,344
EBITDA	**(607,432)**
Share-based compensation expense	84,614
Other income, net	(51,332)
Acquisition-related compensation costs	752
Restructuring charges	24,603
Impairment expense	677,239
Impairment of lease related assets	5,557
Content and related asset charge	3,666
Loss contingency	12,000
Adjusted EBITDA	**149,667**

The following is a reconciliation of net cash provided by operating activities to free cash flow for the year ended December 31, 2024 (in thousands, unaudited):

	Year Ended December 31, 2024
Net cash provided by operating activities	**125,205**
Purchases of property and equipment	(74,953)
Free cash flow	**50,252**

Appendix B

Amendment to the Chegg, Inc. 2023 Equity Incentive Plan

We adopted the 2023 Equity Incentive Plan on April 7, 2023 (the "2023 Plan"). Prior to this Amendment No. 1 to the 2023 Plan, the number of shares of Common Stock, par value $0.001 per share, reserved under the 2023 Plan was 12,000,000.

Our Board of Directors may, with stockholder approval, amend the 2023 Plan to increase the number of authorized shares reserved for issuance under the 2023 Plan.

Our Board of Directors has determined that it is advantageous to the Company and necessary to attract and retain the best available personnel to amend the 2023 Plan to increase the number of shares reserved for issuance under the 2023 Plan.

Now, therefore, the 2023 Plan is hereby amended as follows:

1. Section 2.1 of the 2023 Plan shall be amended and restated as follows:

"2.1.   Number of Shares Available. Subject to Sections 2.5 and 21 and any other applicable provisions hereof, the total number of Shares reserved and available for grant and issuance pursuant to this Plan, as of the Effective Date, is 10,037,610 Shares, plus (a) shares that are subject to stock options or other awards granted under the Prior Plan that cease to be subject to such stock options or other awards by forfeiture or otherwise after the Effective Date, (b) shares issued under the Prior Plan before or after the Effective Date pursuant to the exercise of stock options that are, after the Effective Date, forfeited, (c) shares issued under the Prior Plan that are repurchased by the Company at the original issue price and (d) shares that are subject to stock options or other awards under the Prior Plan that are used to pay the Exercise Price of an option or withheld to satisfy the tax withholding obligations related to any award. After the Effective Date, no further awards can be granted under the Prior Plan."

Except as expressly set forth in this Amendment No. 1, all other terms and conditions set forth in the 2023 Plan shall remain in full force and effect. Each capitalized term used and not defined herein shall have the meaning set forth in the 2023 Plan.

Subject to approval of the stockholders, this Amendment No. 1 has been adopted by our Board of Directors of the Company by April 17, 2025.

This Amendment No. 1 will be submitted to the stockholders of the Company for approval at the annual meeting of stockholders to be held on June 4, 2025 and will become effective upon receipt of approval by the stockholders.

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Chegg, Inc.

2024 Form 10-K

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission file number 001-36180

CHEGG, INC.
(Exact name of registrant as specified in its charter)

Delaware	**20-3237489**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

3990 Freedom Circle
Santa Clara, CA, 95054
(Address of principal executive offices)
(408) 855-5700
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	CHGG	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

- Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐
- Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒
- Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (Exchange Act) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐
- Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐
- Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

- If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
- Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒
- If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
- Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
- Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒
- The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing price of such stock on such date as reported by the New York Stock Exchange on such date, was $319,717,961. Shares of Common Stock held by each executive officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.
- As of January 31, 2025, the Registrant had 105,109,136 outstanding shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Registrant's definitive proxy statement for the Registrant's 2025 Annual Meeting of Stockholders are incorporated by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. The Proxy Statement will be filed within 120 days of the Registrant's fiscal year ended December 31, 2024.

TABLE OF CONTENTS

Unless the context requires otherwise, the words "we," "us," "our," "Company" and "Chegg" refer to Chegg, Inc. and its subsidiaries taken as a whole.

Chegg, Chegg.com, Chegg Study, EasyBib, the Chegg "C" logo, and Busuu, are some of our trademarks used in this Annual Report on Form 10-K. Solely for convenience, our trademarks, trade names and service marks referred to in this Annual Report on Form 10-K appear without the ®, ™ and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names. Other trademarks appearing in this Annual Report on Form 10-K are the property of their respective holders.

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Annual Report on Form 10-K other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations are forward-looking statements. The words "believe," "may," "will," "would," "could," "estimate," "continue," "anticipate," "intend," "project," "endeavor," "expect," "plan to," "if," "future," "likely," "potentially," and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should read this Annual Report on Form 10-K completely and with the understanding that our actual future results may be materially different from what we expect.

Our forward-looking statements speak only as of the date of this Annual Report on Form 10-K, and we undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

PART I

ITEM 1. BUSINESS

Overview

Chegg provides individualized learning support to students as they pursue their educational journeys. Available on demand 24/7 and powered by over a decade of learning insights, the Chegg platform offers students artificial intelligence ("AI")-powered academic support thoughtfully designed for education coupled with access to a vast network of subject matter experts who help ensure quality and accuracy. No matter the goal, level, or style, Chegg helps millions of students around the world learn with confidence by helping them build essential academic, life, and job skills to achieve success.

Our long-term strategy is centered upon our ability to utilize our Subscription Services to increase student engagement with our learning platform. We continue to invest in the expansion of our offerings and technology platform to provide a more compelling and personalized solution and deepen engagement with students. We continue to integrate artificial intelligence into our platform, and it is now conversational, more instructional, and interactive. We remain focused on providing a holistic and differentiated product offering that supports the whole student with 360 degrees of individualized academic and functional support, including the delivery of high-quality and accurate content. We believe the investments we are making will allow us to return to revenue growth over time. Our ability to achieve these long-term objectives is subject to numerous risks and uncertainties, which are described in greater detail below and in Part II, Item 1A, "Risk Factors."

Our service and product offerings fall into two categories: Subscription Services, which encompasses our Chegg Study Pack, Chegg Study, Chegg Writing, Chegg Math, and Busuu offerings that can be accessed internationally through our websites and on mobile devices, and Skills and Other, which encompasses our Chegg Skills, advertising services, print textbooks and eTextbooks offerings. In 2024, 6.6 million students subscribed to our Subscription Services, a decrease of 14% year over year from 7.7 million in 2023.

Subscription Services

Chegg Study. Chegg Study subscribers have access to personalized, step-by-step learning support powered by AI, computational engines, and subject matter experts. Subscribers engage with our conversational experience that delivers the right support, at the right time. Chegg Study also includes a collection of free perks where available, including services students care about in and out of the classroom, such as Tinder Gold, DashPass Student, and Max.

Chegg Study Pack. Chegg Study Pack is a premium subscription bundle that includes all of the benefits of Chegg Study, as well as Chegg Writing and Chegg Math (both described further below).

Chegg Writing. Our Chegg Writing subscription service consists of a suite of essential tools including plagiarism detection scans, grammar and writing fluency checking, expert personalized writing feedback, and premium citation generation. Subscribers can also have a writing professional proofread papers for personalized feedback. Chegg Writing also includes the popular website properties EasyBib, Citation Machine, BibMe, and CiteThisForMe.

Chegg Math. Our Chegg Math subscription service provides students with a computational engine to help them understand and solve math problems. They can work through difficult math problems with the help of a step-by-step math problem solver and calculator for instant guided instructional explanations that break things down in a range of math topics.

Busuu. Subscribers to Busuu have access to a premium language learning platform that offers comprehensive support through self-paced lessons, live classes with expert tutors and a huge community of members to practice alongside. A team of leading experts have developed an online learning instruction to bring students from novice to advanced speakers in a fast-paced, enjoyable environment. The Busuu offering currently offers comprehensive courses, taught by highly qualified teachers in 14 languages.

Skills and Other

Chegg Skills. Chegg Skills seeks to ensure that companies have the right talent, with the right skills, at the right time by aligning employer needs with learner outcomes. We offer programs designed to train learners on the latest technical skills, such as AI, coding, data analytics, and cybersecurity. Our programs are available through partners that connect employers with top learning providers, and directly to large employers. We expect to expand our skills-based learning service with durable skills programs, which cover competencies, such as emotional intelligence, mindset, emerging leadership and decision making, increasing the likelihood of success in the modern workplace.

Advertising Services. We work with leading brands and programmatic partners to deliver advertising across our platforms.

Other. We provide other educational offerings to help students with their coursework.

Technology and Platform Integration

Technology is at the core of our learning platform. We leverage the latest in distributed systems, machine learning, data analytics, and generative AI to increase efficiency and scale in our business. The key elements of our technology platform are:

AI

Our technology, which includes computational engines, machine learning, decision tools, proprietary generative AI capabilities, allow us to build an industry-leading personalized learning assistant without compromising quality and safety. We have built large language models, and are leveraging frontier models, specific to academic subjects and use cases that cater to learner needs. We are building an AI Arena whereby we will automatically update to newer models as they are released and tested to improve solution accuracy and speed. Our AI capabilities allow us to leverage our data and expertise to optimize the learning experience effectively and efficiently.

Proprietary Data

We have over a hundred million pieces of proprietary learning content powering our personalized learning assistant. We are leveraging this data for our large language models and have built proprietary algorithms to optimize the quality and accuracy of our content. Our unique dataset enables personalized learning and powers new capabilities to enhance the learning experience.

Personalization

As learners engage with our platform, the conversational experience generates valuable data that we can, in turn, use to further personalize the learning experience. We combine this data with other public information about learners and their schools to tailor our offerings and predict student needs.

Search

Search is a very efficient platform for Chegg, as learners increasingly turn online for academic support. Our business model benefits from more students asking more questions, as we index those questions in to search and other platforms, to drive even more customers.

Shared Infrastructure

We leverage shared infrastructure to allow us to efficiently build products across our learning platform. This infrastructure resides at major cloud-hosting providers globally. Our architecture consists primarily of front-end applications, backend services, operational databases, and reporting subsystems. We use industry standard logging and monitoring tools to ensure uptime. The architecture is also designed to allow for expansion into new international markets.

Information Security

Our learning platform includes encryption, antivirus, firewall, intrusion prevention, and patch-management technologies to help protect our systems distributed across cloud-hosting providers and our offices. Our existing products and services

undergo periodic security assessments. New features are developed according to our secure software development lifecycle process. We also monitor for anomalies relating to authentication, data transfers, system, and user behavior as well as cloud configuration changes.

Programmatic Advertising

Our programmatic advertising technology includes a combination of a deep understanding of programmatic purchasing trends with data analytics, engineering, and machine learning. The result is an online advertising platform that continuously maximizes the value of the digital impressions we serve.

Customers

In 2024, 2023 and 2022, 6.6 million, 7.7 million, and 8.1 million customers subscribed to our Subscription Services, respectively.

Sales and Marketing

Students

Our direct-to-consumer marketing strategy focuses on brand and performance marketing. We use brand marketing and performance marketing to increase awareness of the Chegg brand and its services and drive traffic to our site. We use several major direct marketing channels to reach students, including social media. The strength of our content flywheel drives significant organic traffic to Chegg, and we have a full funnel approach to building brand awareness and consideration. Our lifecycle marketing focuses on increasing activation, engagement and retention. We utilize three types of customer relationship management campaigns: onboarding programs to drive activation and retention, personalized cross-sell campaigns to deepen engagement, and promotional campaigns to drive sales and interests.

Student Advocacy

We are committed to providing a high level of customer service to our students and to fulfilling our brand promise of putting students first. We trust our students, understand the critical role our products and services have in their learning journey, and strive to resolve all problems quickly and thoroughly. Our student advocacy team can be reached directly through phone, email, and online chat during business hours. We also proactively monitor social media to identify and solve problems before we are otherwise informed of their existence. We endeavor to respond to students' concerns within five minutes.

Competition

While we do not have any competitors that compete with us across our business in its entirety, we face significant competition from education and learning companies, many of which are developing their own AI products and technologies, as well as other companies that are not specifically focused on education and learning services but whose broad AI offerings may nonetheless significantly impact education and learning. Our services face competition from other education and learning companies based on the particular offering. These competitors are using AI technology to build on their historical offerings. For Chegg Study, our competitors primarily include platforms that provide study materials and online instructional systems, such as Course Hero, Quizlet, Khan Academy, and Brainly. For Chegg Writing, we primarily face competition from other citation generating and grammar and plagiarism services, such as Grammarly. For Chegg Math, we face competition from other equation solver services, such as Photomath, Gauthmath, and Symbolab. For Busuu, our competitors primarily include language learning platforms, such as Duolingo and Babbel. For Skills, we face competition from other online learning platforms and online "skills accelerator" courses both in the direct-to-consumer category, including General Assembly, Galvanize, Inc., Flatiron School, Codecademy, DataCamp, and Lambda, Inc., as well as white-label and co-branded providers who compete for adult learners through third party institutions, including 2U, Inc., Simplilearn, and Kenzie Academy. Our competitors that are not specifically focused on education and learning services but whose AI offerings may impact education and learning include companies such as Google, OpenAI, Microsoft, Meta, and Anthropic. Certain educational institutions, such as the University of Michigan, are also developing AI tools which may compete with our offerings.

We believe that we have competitive strengths that position us favorably in each aspect of our business. However, the education industry is evolving rapidly, including the utilization of AI and machine learning, and is increasingly competitive. A variety of business models are being pursued or may be considered for the provision of digital learning tools, some of which may be more profitable or successful than our business model.

Intellectual Property

We use proprietary technology to operate our business, and our success depends, in part, on our ability to protect our technology and intellectual property. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as contractual restrictions, to establish and protect our intellectual property. We maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. These laws, procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology.

We own the registered U.S. trademarks Chegg, Chegg.com, Chegg Study, EasyBib, the Chegg "C" logo, and Busuu, among others, as well as a variety of service marks. We also have a number of pending trademark applications in the United States and unregistered marks that we use to promote our brand. From time to time, we expect to file additional patent, copyright, and trademark applications in the United States and abroad.

Government Regulation

We are subject to a number of laws and regulations in the United States and abroad that affect companies conducting business on the Internet and in the education industry, many of which are still evolving and could be interpreted in ways that could harm our business. The manner in which existing laws and regulations will be applied to the Internet and students in general and how they will relate to our business in particular, are often unclear. For example, we often cannot be certain how existing laws will apply in the e-commerce and online context, including with respect to such topics as privacy, cybersecurity, artificial intelligence, defamation, pricing, credit card fraud, advertising, taxation, sweepstakes, promotions, content regulation, financial aid, scholarships, student matriculation and recruitment, quality of products and services, and intellectual property ownership and infringement. In addition, we may be subject to state oversight for Chegg Skill's skills-based learning programs, including regulatory approvals and licensure for the course content, the faculty members teaching the content, and the recruiting, admissions, and marketing activities associated with the business.

Numerous laws and regulatory schemes have been adopted at the national and state level in the United States, and internationally, that have a direct impact on our business and operations. For example:

The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (CAN-SPAM) establishes requirements for sending commercial email and requires commercial email senders to honor consumers' requests to not receive email. Violators of CAN-SPAM are subject to both civil and potentially criminal penalties. The U.S. Federal Trade Commission (FTC) has guidelines that impose responsibilities on us with respect to communications with consumers and impose fines and liability for failure to comply with rules with respect to advertising or marketing practices it may deem misleading or deceptive. Similarly, several states have enacted laws that prohibit "falsity or deception" in commercial emails and that give recipients of such emails a right of action and ability to seek damages.

The Telephone Consumer Protection Act of 1991 (TCPA) restricts telemarketing and the use of automated telephone dialing systems. The TCPA regulates the use of artificial or prerecorded voice messages, fax messages, and the use of automatic dialing systems for both voice calls and sending text messages. Additionally, a number of states have enacted statutes that address telemarketing. For example, some states, such as Colorado, Florida, Indiana, Louisiana, Massachusetts, Mississippi, Missouri, Oklahoma, Pennsylvania, Tennessee, Texas and Wyoming, still have do-not-call lists. Other states, such as Oregon and Washington, have enacted "no rebuttal statutes" that require the telemarketer to end the call when the consumer indicates that he or she is not interested in the product being sold. Restrictions on telephone marketing, including calls and text messages, are enforced by the FTC, the Federal Communications Commission, states, and through the availability of statutory damages and class action lawsuits for violations of the TCPA.

The Credit Card Accountability Responsibility and Disclosure Act of 2009, or CARD Act, and similar laws and regulations adopted by a number of states regulate credit card and gift certificate use fairness, including expiration dates and fees. Our business also requires that we comply with payment card industry data security and other standards. In particular, we are subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks' costs, subject to fines and higher transaction fees, reputational damage, and lose our ability to accept credit and debit

card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and results of operations could be adversely affected.

Regulations related to the Program Participation Agreement of the U.S. Department of Education and other similar laws that regulate the recruitment of students to colleges and other institutions of higher learning.

The Family Educational Rights and Privacy Act (FERPA) protects the privacy of student records and gives students (and their parents in the case of minors), certain rights (such as data correction and data production), with respect to their student records. FERPA restricts the circumstances in which we can disclose student records. In addition, many states have passed student privacy laws, some of which are more restrictive than FERPA, and therefore do not pre-empt FERPA.

The Children's Online Privacy Protection Act (COPPA) imposes additional restrictions on the ability of online services to collect, use, and disclose personal information from minors. The FTC has proposed updates to COPPA which are currently in a notice-and-comment period. In addition, certain states, including Utah and Massachusetts, have laws that impose criminal penalties on the production and distribution of content that is "harmful to a minor." Delaware Code 1204C prohibits websites and applications directed at children from marketing or advertising products or services that are inappropriate for children.

California's Privacy Rights for California Minors in the Digital World Act (Eraser Bill) permits minors to remove or request and obtain removal of content or information posted on our services. The Eraser Bill also has special requirements for marketing and advertising certain products based on personal information specific to a minor or knowingly using, disclosing or compiling or allowing a third party to do so.

California has several laws protecting the literary works read by California residents. The California Reader Privacy Act protects information about the books California residents read from electronic services. Such information cannot be disclosed except pursuant to an individual's affirmative consent, a warrant or court order with limited exceptions, such as imminent danger of serious injury. California Education Code Section 99122 requires for-profit postsecondary educational institutions to post a social media privacy policy on their website.

The Digital Millennium Copyright Act (DMCA) provides relief for claims of circumvention of copyright protected technologies and includes a safe harbor intended to reduce the liability of online service providers for hosting, listing, or linking to third-party content that infringes copyrights of others.

The Communications Decency Act provides that online service providers will not be considered the publisher or speaker of content provided by others, such as individuals who post content on an online service provider's website.

The California Consumer Privacy Act (CCPA), which went into effect on January 1, 2020, provides consumers the right to know what personal data companies collect, how it is used, and the right to access, delete, and opt out of the sale of their personal information to third parties. It also expands the definition of personal information and gives consumers increased privacy rights and protections for that information. The CCPA also includes special requirements for California consumers under the age of 16.

The Nevada Online Privacy Law, which went into effect October 1, 2021, provides Nevada residents with the right to know our data practices and the right to opt-out of the sale of certain "covered information."

The California Privacy Rights Act (CPRA), Virginia Consumer Data Protection Act (CDPA) and Colorado Privacy Act (CPA) all went into effect on January 1, 2023. These laws provide consumers with the right to know what personal data companies collect, how it is used, and the right to access, delete, and opt out of the sale of their personal information to third parties. The CPRA also includes special requirements for California consumers under the age of 16.

The General Data Protection Regulation (GDPR) which went into effect in May 2018 gives European Union (EU) residents, among other things, the right to know what personal data we collect from them, how it is used, and the right to access, correct, delete, and opt out of the sale of their personal information to third parties. We are also required to obtain consent from consumers in certain circumstances and adhere to certain data transfer mechanisms to transfer EU personal data to certain other jurisdictions. The Safe Harbor framework that many companies relied on to transfer data was recently found to be invalid. We rely on standard contracts for data transfers from the EU, and the standard contractual clauses were recently substantially revised, and we do not yet fully comply with implementing the new standard contractual clauses. As regulatory authorities continue to issue further guidance on personal data, we could suffer additional costs, complaints or regulatory investigations or fines. The GDPR sets a maximum fine of €20 million or 4% of annual global turnover for infringements – whichever is greater. If we are unable to transfer data between and among countries in which we operate, it could affect the manner in which we

provide our services, the geographical location or segregation of our systems and operations and could adversely affect our financial results.

The United Kingdom's Data Protection Act 2018 (Data Protection Act) and UK General Data Protection Regulation ("UK GDPR") apply to our activities in the United Kingdom. They have similar requirements to those noted above relating to GDPR. The Data Protection Act and UK GDPR set a maximum fine of £17.5 million or 4% of annual global turnover for infringements – whichever is greater – for infringements.

Israel's Basic Law: Human Dignity and Liberty, 5752 1992 (IBL HDL), the Protection of Privacy Law, 5741-1981 and the regulations promulgated thereunder (collectively, the PPL), and the guidelines of the Israel Privacy Authority (IPA Guidelines) apply to our activities in Israel. PPL gives Israeli residents, among other things, the right to know what personal data we collect from them, how it is used, and the right to access, correct, and erase their personal information to third parties. Under the PPL, we are required to, among other things, register our databases in Israel, take steps to secure personal data and sensitive data such as creating a database settings document, developing an information security policy and training employees. PPL also has strict regulations regarding transferring data outside of Israel. PPL provides for both civil and criminal penalties with a maximum financial penalty of ILS 25,000 and additional fines if the violation is on-going, and a maximum criminal penalty of imprisonment for up to five years.

The Skills and Post-16 Education Act 2022 established the government's skills and training strategy for the United Kingdom. Chapter 1 of Part 4 of the Act includes new criminal offenses relating to completing assignments on behalf of students. It contains two criminal offenses, specifically an offense of providing or arranging a paid-for relevant service in commercial circumstances, and an offense of advertising a relevant service to students. For both offenses, a body corporate and/ or director (and equivalents) guilty of an offense is liable on summary conviction to a fine.

The Tertiary Education Quality and Standards Agency Act 2011, or TEQSA Act, established the Tertiary Education Quality and Standards Agency (TEQSA) in 2011 and a new national regulatory and quality assurance environment for Australian higher education. The Act contains requirements relating to registered higher education providers and regulated entities. Section 114 (A) makes it an offense for a person to provide, offer to provide, or arrange for a third-party person to provide academic cheating services to a student. Section 114 (B) makes it an offense for a person to advertise academic cheating services to students. TEQSA may apply under section 127A to the Federal Court for an injunction requiring carriage service providers to take steps to disable access to websites found to contravene or facilitate a contravention of sections 114A or 114B of the TEQSA Act, and the Act also provides for other financial or custodial penalties where an offense is proven.

Human Capital

As of December 31, 2024, we had 1,271 employees, of which 1,241 were full-time and 30 were part-time, with 764 located outside the United States. Following our acquisition of Busuu in 2022, a small portion of our international workforce is covered under a collective bargaining agreement, however, the majority of our workforce is still not covered by any collective bargaining agreement. We appreciate that our employees are our greatest asset and place a premium on the importance of their retention, growth, and development. We offer competitive compensation, including salary and equity, and benefits packages tailored to each of our locations around the world. All employees are offered training and development opportunities, from leadership training and coaching to career development programs for all levels of employees. We believe that a diverse workforce makes us a stronger company and helps us better serve the needs of our customers. We are focused on understanding our culture, belonging and inclusion strengths and opportunities and defining and executing on a strategy to support further progress. We have employee-driven resource groups that are aligned around creating a culture of belonging and awareness for our diverse workforce. These groups are centered around gender, ethnicity, sexual orientation or other shared attributes, which we believe help build community and enable opportunities for both personal and professional development. We continue to focus on building a strong talent pipeline to create more opportunities for workplace diversity, support greater representation within the organization, and build a company that is truly reflective of the diverse audience we serve. Please see the Environmental, Social, and Corporate Governance (ESG) section of our investor relations website (investor.chegg.com/esg) for relevant metrics and to learn more about Chegg's efforts around culture, belonging, diversity, and inclusion.

In November 2024 and June 2024, we announced restructuring plans that included reductions of our global workforce of approximately 760 employees, or approximately 22% of our workforce, to better align our cost structure with recent industry challenges that are negatively impacting our business, including increased competition and student adoption of generative AI products.

In 2024, in order to continue to attract and retain a highly engaged workforce, we implemented a company-wide short-term retention cash bonus plan initially intended to run from July 1, 2024, through June 30, 2025. In January 2025, we modified

the short-term retention cash bonus plan to run on a calendar year, from January 1, 2025 through December 31, 2025, and implemented an annual cash bonus plan based on the attainment of revenue and adjusted EBITDA goals for a select group of vice presidents and above. We continued to offer our award-winning suite of benefits that are highly appreciated by our employee population.

Environmental, Social, and Corporate Governance (ESG)

At Chegg, our approach to ESG is tied to our mission to help every learner achieve their best, in school and beyond. We believe our greatest impact is enabling students to succeed and improving the outcome of their education so that they can quickly move from learning to earning. To do this, we focus on listening to their needs, elevating and amplifying their voices, and taking action to provide real life solutions.

Just like our approach with students, we take the same level of care to engage with our stakeholders to help prioritize our ESG efforts, which we categorize into six pillars, as outlined below. This approach is informed by a materiality assessment we conducted, in which we engaged both internal and external stakeholders to identify the ESG topics that are most relevant to our business and to society.

Focus on People

We focus on people by making Chegg a great place to work. We foster an environment centered on respect for all people, where diversity and inclusion are celebrated, and people have the opportunity to develop and advance their careers. Our employees are one of our biggest competitive advantages, and it's our responsibility to take care of them. We are proud to have received numerous awards for our outstanding workplace culture. Chegg has been certified as a Great Place to Work seven years in a row. In 2024, Great Place to Work recognized Chegg as one of Fortune's Best Workplaces, including best workplaces in the Bay Area, ranking #5 within the Small and Medium category.

Help Learners

Learners are evolving and so is Chegg. Learners need more flexibility when it comes to education, including affordable, on-demand help that delivers positive learning outcomes. We are extremely proud to have helped so many learners succeed on their learning-to-earning journey.

Give Back

Chegg's business activities as well as our philanthropic, research and community efforts align with many of the United Nations' Sustainable Development Goals. We have identified goals where we believe Chegg's influence is the greatest: Quality Education, Good Health and Well-Being, Zero Hunger, decent work and economic growth, and reduced inequalities.

Act Responsibly

We understand that to be a true customer champion and to gain and preserve our customers' trust, we must operate all facets of our business with integrity, including a focus on protecting learners' data. We hold ourselves to the highest ethical standards and strive for full compliance with applicable laws and regulations.

Govern Effectively

Chegg has a commitment to strong corporate governance practices. Corporate governance is part of our culture and is founded on our daily commitment to living values and principles that recognize our ethical obligations to our employees, customers and stockholders.

Operate Sustainably

Chegg strives to make the planet a better place. To do our part, we are focused on sustainable operations, and we are committed to finding ways to help reduce our environmental impact. We've taken several actions to assess potential risks of climate change and opportunities for our business to address those risks. In 2021, we disclosed our baseline scope 1 and scope 2 emissions and in 2023 we expanded our disclosure to include scope 3 greenhouse gas (GHG) emission. These assessments will

inform future reduction opportunities. We know that we owe it to our customers, employees, and society to use environmentally sound practices and to find ways to limit our contribution to global climate change.

To learn more about our ESG efforts, please visit the ESG section of our investor relations site: investor.chegg.com/esg.

Seasonality

Information about seasonality is set forth in the section "Seasonality of Our Business" in Part II, Item 7 of this Annual Report on Form 10-K.

Corporate History

We were incorporated in Delaware in July 2005 and appointed our current Chief Executive Officer in 2024, who has served in multiple leadership roles over the last 16 years within Chegg. Our principal executive offices are located at 3990 Freedom Circle, Santa Clara, California 95054 and our telephone number is (408) 855-5700.

Available Information

Our website address is www.chegg.com and our Investor Relations website address is www.investor.chegg.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (Exchange Act), are filed with the U.S. Securities and Exchange Commission (SEC), which maintains an Internet site at www.sec.gov to access such reports. We are subject to the informational requirements of the Exchange Act and file or furnish reports, proxy statements, and other information with the SEC. Such reports and other information filed with the SEC are available free of charge on our website at www.investor.chegg.com and on the SEC's website. We use our www.chegg.com/press website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor www.chegg.com/press, in addition to following our press releases, SEC filings, and public conference calls and webcasts.

The contents of the websites referred to above and throughout this Annual Report on Form 10-K are not incorporated into this filing. Further, our references to the URLs for these websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

The risks and uncertainties set forth below, as well as other risks and uncertainties described elsewhere in this Annual Report on Form 10-K including on our consolidated financial statements and related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" or in other filings by Chegg with the SEC, could adversely affect our business, financial condition, results of operations, and the trading price of our common stock. Additional risks and uncertainties that are not currently known to us or that are not currently believed by us to be material may also harm our business operations and financial results. Because of the following risks and uncertainties, as well as other factors affecting our financial condition and results of operations, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

Summary of Risk Factors

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Form 10-K and our other filings with the SEC, before making an investment decision regarding our common stock.

Risks Related to Our Business and Growth

- Our revenue has declined and our business depends on our ability to continue to attract new learners to, and retain existing learners on, our learning platform.
- If we fail to innovate and offer new products and services in response to rapidly evolving technological and market developments, including AI, our competitive position and business prospects may be harmed.
- We face competition in all aspects of our business, including with respect to AI, and we expect such competition to increase.
- Our exploration of strategic alternatives may not be successful and may disrupt our ongoing business, result in increased expenses and present certain other risks.
- U.S. colleges have faced, and may continue to face, reduced enrollment, which could negatively impact our business and results of operations.
- Our international operations, and the expansion thereof, subject us to increased challenges, risks, and costs, which could adversely affect our business, financial condition, and results of operations.
- We have a limited operating history in international jurisdictions and our expansion efforts into international markets may not be successful.
- The uncertainty surrounding the evolving educational landscape, including the impact of AI on learning and education, the state of the student including the amount and the extent to which AI will impact study habits and how students learn and/or complete their assignments, and the demand for our evolving offerings make it difficult to predict our operational trends and results of operations.
- If our efforts to drive user traffic, including search engine optimization, social media campaigns, and other marketing, are not successful, student discovery of, and engagement with, our learning platform could decline, which may harm our business and results of operations.
- If our efforts to build and maintain strong brands are not successful, we may not be able to grow our student user base, which could adversely affect our results of operations.
- Our business depends on general economic conditions and their effect on spending behavior by students and advertising budgets.
- We have a history of losses, and we may not achieve or sustain profitability in the future.
- If we do not retain our senior management team and key employees, we may not be able to sustain our growth or achieve our business objectives.
- We have undertaken, and may in the future undertake, internal restructuring activities that could result in disruptions to our business or otherwise materially harm our results of operations or financial condition.
- We depend on mobile app stores and operating systems to grow our student user base and their engagement with our learning platform.
- Our wide variety of accepted payment methods subjects us to third-party payment processing-related risks, including risks associated with credit card fraud.
- We rely on Amazon Web Services (AWS) and other third-party software and service providers to provide systems, storage, and services for our website and any disruption of such services or a material change to our arrangements could adversely affect our business.
- Our growth strategy includes acquisitions, and we may not be able to execute on our acquisition strategy or integrate acquisitions successfully.
- If we fail to convince brands of the benefits of advertising on our learning platform, or if platforms such as Google Chrome, Safari, or Firefox limit our access to advertising and marketing audiences, or the data required to effectively reach those audiences, our business could be harmed.
- We may need additional capital, and we cannot be sure that additional financing will be available on favorable terms, if at all.
- Our core value of putting students first may conflict with the short-term interests of our business.
- Adverse litigation judgments or settlements resulting from legal proceedings in which we are or may be involved could expose us to monetary damages or limit our ability to operate our business.
- If we are not able to manage the growth of our business both in terms of scale and complexity, our business could be adversely affected.
- Our business is seasonal, and disruptions during peak periods can make, and have made, our operating results difficult to predict.

Risks Related to Our Industry

- Government regulation of education and student information is evolving, and unfavorable developments could have an adverse effect on our business, results of operations, and financial condition.
- Colleges and certain governments may restrict online access or access to our website, which could lead to the loss of or slowing of growth in our student user base and their level of engagement with our platform.
- If we are required to discontinue certain of our current marketing activities, our ability to attract new students may be adversely affected.
- We are subject to U.S. trade control laws that may restrict growth prospects and impose liability if we are non-compliant.

Risks Related to Taxes and Accounting Matters

- We may be subject to greater than anticipated liabilities for income, property, sales, and other taxes, and any successful action by federal, state, foreign, or other authorities to collect additional taxes could adversely harm our business.
- Our effective tax rate may fluctuate as a result of new U.S. and worldwide tax laws and our interpretations of those new tax laws, which are subject to significant judgments and estimates. The ongoing effects of the new tax laws and the refinement of provisional estimates could make our results difficult to predict.
- Our earnings are affected by the application of accounting standards and our critical accounting policies, which involve subjective judgments and estimates formulated by our management. Our actual results could differ from the estimates and assumptions used to prepare our consolidated financial statements.

Risks Related to Intellectual Property

- Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business, financial condition, and results of operations.
- Misuse of our platform and content, including digital piracy and improper sharing and misappropriation of user credentials, may continue to adversely affect our business, financial condition, and results of operation.
- If we become subject to liability for the Internet content that we publish or that is uploaded to our websites by students or other users, our results of operations could be adversely affected.
- Changes in or our failure to comply with the requirements for eligibility for the Digital Millennium Copyright Act (DMCA) safe harbors could harm our business.
- We are, and may in the future be, subject to intellectual property claims, which are costly to defend and could harm our business, financial condition, and results of operations.
- Some aspects of our technology include open-source software, and any failure to comply with the terms of one or more of these open-source licenses could harm our business.

Risks Related to Data Privacy

- The compromise of our information technology systems or data, including through computer malware, viruses, hacking, phishing attacks, spamming and other security incidents, could harm our business and results of operations.
- We collect, process, store and use personal information and other sensitive data, which subjects us to stringent and evolving U.S. and foreign laws, governmental regulation, contractual obligations, policies and other legal obligations.
- Public scrutiny of Internet privacy issues and actual or perceived failure to comply with our obligations with respect to privacy and data security could harm our business, including by damaging our reputation and relationships with students and educators.
- We are subject to privacy and cybersecurity laws across multiple jurisdictions which are highly complex, overlapping, and which create compliance challenges that may expose us to substantial costs, liabilities, or loss of customer trust. Our actual or perceived failure to comply with these laws could harm our business.
- Our business, including our ability to operate internationally, could be adversely affected if new legislation or regulations are adopted or due to changes in interpretations or implementations of current legislation and regulations.

Risks Related to Ownership of Our Common Stock

- Our stock price has been and will likely continue to be volatile.
- We may be subject to short-selling strategies that may drive down the market price of our common stock.

Risks Related to Our Business and Growth

Our revenue has declined and our business depends on our ability to continue to attract new learners to, and retain existing learners on, our learning platform.

Our business depends on our ability to attract new students to use our products and services and to increase retention and the level of engagement by existing students with our learning platform and maintain pricing levels. The substantial majority of our revenues depends on small transactions made by a widely dispersed student population with an inherently high rate of turnover primarily as a result of graduation. The rate at which our student user base expands or declines, the rate at which we

retain existing students, and the engagement with our learning platform may fluctuate because of several factors, including, among others:

- our ability to engage students with our suite of Subscription Services and the content contained therein;
- our ability to introduce new products and services that are favorably received by students, including a new AI-enabled interactive and personalized user experience;
- our ability to convert visitors to paying subscribers given the availability of free competitors and content;
- piracy and unauthorized use of our content;
- the decreasing number of students attending U.S. colleges;
- our ability to localize our content, localize our pricing, localize our payment and commerce tools, and create new apps in different languages and for different geographies to further our international expansion through increased conversion and retention;
- our ability to increase our total addressable market beyond STEM-B (science, technology, engineering, mathematics and business);
- our ability to grow our skills business-to-business partnerships and partnerships with providers who link us to employers and their learners;
- changes in student spending levels and habits; and
- the effectiveness of our sales and marketing efforts, including generating word-of-mouth referrals.

If we do not attract more students, retain our existing students, or if students do not increase their level of engagement with our platform, our revenues will continue to decline. The student demographic is characterized by rapidly changing tastes, preferences, behavior, brand loyalty, and price sensitivity. Developing an enduring business model to serve this population is particularly challenging. Attracting new students depends not only on our investment in our brand and content and our marketing efforts, but also on the perceived value of our products and services versus alternatives, some of which are free. If our efforts to satisfy our existing student user base are not successful or become less effective, or if the cost of such efforts were to significantly increase, we may not be able to attract new students as successfully or efficiently and we may not be able to retain existing students on our platform. As a result, our business, growth, results of operations, and financial condition could be adversely affected.

Additionally, even if we succeed in establishing brand awareness and loyalty, we may be unable to maintain and grow our student user base if we cannot offer competitive prices for our products and services, adequately prevent unauthorized account sharing of our subscription program services, or prevent the piracy and illegal reproduction of our content. If we fail to maintain and expand our user base, our business, results of operations, and financial condition could be adversely affected.

If we fail to innovate and offer new products and services in response to rapidly evolving technological and market developments, including AI, our competitive position and business prospects may be harmed.

Our future success depends, in part, on our ability to anticipate and respond effectively to the threat and opportunity presented by new technology disruption and developments. These include new software applications or related services based on AI and machine learning, among other developments. New technologies, including those based on AI, can provide students with more immediate responses than traditional tools. These new technologies have resulted in headwinds to our business, and over time, the accuracy of these tools and their ability to handle complex questions is expected to improve, which would be disruptive to education technology businesses, such as ours. Our success also depends, in part, on our ability to develop and scale a high-performance technology infrastructure to efficiently handle increased usage by students, especially during peak periods each academic term. We may develop new products, services, and technologies independently, by acquisition, or in conjunction with third parties.

In April 2023, we announced our pivot to AI with a partnership with OpenAI to utilize GPT-4 in our offerings. Beginning in September 2023, we started to roll out the first phase of our new AI-powered user experience, and we are continuing to make significant investments in AI initiatives. Our updated user experience and investments in AI have not attracted as many new students as anticipated to our platform and our business has been adversely affected. If our business plans and product developments are unsuccessful or if we do not attract new students to our platform, we may not generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be materially adversely affected. Global non-subscriber traffic to Chegg declined year-over-year 8% in Q2 2024, 19% in Q3 2024, 39% in Q4 2024 and we entered 2025 with trends looking even more unfavorable, at a 49% year-over-year decline for the month of January 2025, which has had, and if it persists or worsens, will continue to have a material adverse effect on our business.

While the overall effect of technological changes on our business is difficult to predict, recent technological shifts have created and are expected to continue creating headwinds for our industry and our business. Failure to keep pace with these

technological developments or otherwise bring to market products that reflect these technologies and are accepted by students would have a material adverse impact on our overall business and results of operations. Our business has been negatively impacted by these developments, and we may not be successful in anticipating or responding to further developments, on a timely and cost-effective basis or at all. We may invest in new products, services, and other initiatives, but there is no guarantee these approaches will be successful. The markets for new products and services may be unproven, and these products may include technologies and business models with which we have little or no prior experience or may significantly change our existing products and services. The effort to gain technological expertise and develop new technologies in our business requires us to incur significant expenses. In addition, we may be unable to obtain long-term licenses from third-party providers and/or government regulatory approvals and licenses necessary to allow a new or existing product or service to function. If we cannot offer new technologies as quickly as our competitors, or if our competitors develop more cost-effective technologies or product offerings, we could experience a material adverse effect on our operating results, growth and financial condition.

We face competition in all aspects of our business, including with respect to AI, and we expect such competition to increase.

Our products and services compete for students, and we expect such competition to increase as our industry evolves rapidly. We face significant competition from education and learning companies, many of which are developing their own AI products and technologies, as well as other companies that are not specifically focused on education and learning services but whose broad AI offerings may nonetheless significantly impact education and learning. Our services face competition from other education and learning companies based on the particular offering. These competitors are using AI technology to build on their historical offerings. For Chegg Study, our competitors primarily include platforms that provide study materials and online instructional systems, such as Course Hero, Quizlet, Khan Academy, and Brainly. For Chegg Writing, we primarily face competition from other citation generating and grammar and plagiarism services, such as Grammarly. For Chegg Math, we face competition from other equation solver services, such as Photomath, Gauthmath, and Symbolab. For Busuu, our competitors primarily include language learning platforms, such as Duolingo and Babbel. For Skills, we face competition from other online learning platforms and online "skills accelerator" courses both in the direct-to-consumer category, including General Assembly, Galvanize, Inc., Flatiron School, Codecademy, DataCamp, and Lambda, Inc., as well as white-label and co-branded providers who compete for adult learners through third party institutions, including 2U, Inc., Simplilearn, and Kenzie Academy.

Our competitors that are not specifically focused on education and learning services but whose AI offerings may impact education and learning include companies such as Google, OpenAI, Microsoft, Meta, and Anthropic. In particular, Google's roll out of Artificial Intelligence Overview (AIO) has created and is expected to continue to create headwinds for our industry and our business, most notably reductions in traffic to our website and customers subscribing to our services. In August 2024, Google began to significantly expand its AIO search experience, which displays AI-generated content at the top of its search results. This experience, which includes questions and solutions for education, keeps users on Google search results versus leading them onto our site. AIO's prevalence has grown and may continue to increase. While we continue to study the changes and adjust our SEO strategy, we expect Google may continue its shift from being a search origination point to the destination, which could materially adversely affect our business, operating results and financial condition. As described in more detail in Part I, Item 3, "Legal Proceedings" of this Annual Report on Form 10-K, on February 24, 2025, we filed a complaint in the U.S. District Court for the District of Columbia against Google LLC and Alphabet Inc. ("Google"), asserting federal antitrust claims and common-law unjust enrichment claims, in connection with Google's expansion of its AIO search experience. Given the nature of the case, including that the proceedings are in their early stages, we are unable to predict the ultimate outcome of the case or whether Google will seek to counterclaim, or the likelihood of success should Google do so. This claim could result in costly litigation, require significant amounts of management time, and divert significant resources. See "— Adverse litigation judgments or settlements resulting from legal proceedings in which we are or may be involved could expose us to monetary damages or limit our ability to operate our business."

Certain educational institutions, such as the University of Michigan, are also developing AI tools which may compete with our offerings. AI technologies may also significantly facilitate the entry of new competitors into our industry. Our competition may develop products and technologies that are similar or superior to our technologies or are more cost-effective to develop and deploy. Given the long history of development in the AI sector, other parties may have (or in the future may obtain) patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our own AI products. Further, our ability to continue to develop and effectively deploy AI technologies is dependent on access to specific third-party large language models, equipment and other physical infrastructure, such as processing hardware and network capacity, as to which we cannot control the availability or pricing, especially in a highly competitive environment.

Across our industry, there has been a continued increase in the adoption of free and paid generative AI products for academic support, and students are increasingly turning to generative AI for academic support, such as homework and exams, as well as assistance in other areas of daily life. This shift in student behavior impacts education technology companies broadly, where students see generative AI products like Chat GPT and others as strong alternatives to vertically specialized solutions for

education such as Chegg. These developments have negatively impacted our industry and our business and may continue to impact our overall traffic and accelerate the decline in the number of new subscribers that sign up for our services.

Some of our competitors have adopted, and may continue to adopt, aggressive pricing policies (including free offerings), less stringent standards for user-uploaded content, and devote substantially more resources to marketing, website, and systems development than we do. As a result, we have and could continue to experience a material adverse effect on our operating results, growth and financial condition.

Our exploration of strategic alternatives may not be successful and may disrupt our ongoing business, result in increased expenses and present certain other risks.

On February 24, 2025, we announced that we are undertaking a strategic review process and exploring a range of alternatives to maximize shareholder value, including being acquired, undertaking a go-private transaction, or remaining as a standalone public company. This review will be ongoing with our continued investment, innovation, and execution. We have not set a timetable for the completion of this process, and there can be no assurance that it will result in any transaction or outcome. Whether the process will result in any transactions, and if we decide to pursue one or more transactions, our ability to complete any transaction, will depend on numerous factors, some of which are beyond our control. Such factors include the interest of potential acquirers or strategic partners in a potential transaction, the value potential acquirers or strategic partners attribute to our businesses and their respective prospects, market conditions, interest rates and industry trends.

The attention of management and our board of directors could be diverted from our core business operations as a result of the process. We have diverted capital and other resources to the process that otherwise could have been used in our business operations, and we will continue to do so until the process is completed. Whether or not we complete a transaction, we could incur substantial expenses associated with identifying and evaluating potential strategic alternatives, including those related to employee retention payments, equity compensation, severance pay and legal, accounting and financial advisor fees. In addition, the process could lead us to lose or fail to attract, retain and motivate key employees, and to lose or fail to attract students on our platform or business partners. Furthermore, it could expose us to litigation. The public announcement of a strategic alternative may also yield a negative impact on operating results if prospective or existing service providers are reluctant to commit to new or renewal contracts.

We do not intend to disclose developments or provide updates on the progress or status of the process until we deem further disclosure is appropriate or required. Accordingly, speculation regarding any developments related to the review of strategic alternatives and perceived uncertainties related to the future of Chegg could cause our stock price to fluctuate significantly. Our stock price may also be adversely affected if the process does not result in a transaction or if one or more transactions are completed on terms that investors view as unfavorable to us. Even if one or more transactions are completed, there can be no assurance that any such transactions will be successful or have a positive effect on stockholder value. Our board of directors may also determine that no transaction is in the best interest of our stockholders. In addition, our financial results and operations could be adversely affected by the process and by the uncertainty regarding its outcome.

U.S. colleges have faced, and may continue to face, reduced enrollment, which could negatively impact our business and results of operations.

According to the National Student Clearinghouse, since 2010, total undergraduate college enrollment in the United States has decreased by approximately 2.8 million. Chegg derives a significant portion of its revenue from students attending U.S. colleges; and as such, a continued decrease in the number of students enrolled in U.S. colleges could materially negatively impact our business, growth, results of operations, and financial condition.

Our international operations, and the expansion thereof, subject us to increased challenges, risks, and costs, which could adversely affect our business, financial condition, and results of operations.

Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic, and political risks that are different from those in the United States. In addition to our employee base in the United States, as of December 31, 2024 we had employees in Canada, Israel, India, the United Kingdom, and Spain, and we have retained professional employer organizations and staffing agencies to engage personnel in certain additional international locations. Our international operations subject us to the compensation and benefits regulations of those jurisdictions, as well as other employer duties and obligations, that differ from the compensation and benefits regulations and duties and obligations in the United States. Further, enrollments of learners from other countries requires us to comply with international data privacy

and education regulations of those countries. Failure to comply with international regulations or to adequately adapt to international markets could harm our ability to successfully operate our business and pursue our business goals.

We have a limited operating history in international jurisdictions and our expansion efforts into international markets may not be successful.

We periodically expand our international operations and presence, in order to make our products and services available in more international markets. However, we have a limited operating history in international jurisdictions and expanding our international operations will require considerable management attention and resources to attract talented employees and students. Our expansion efforts into international markets may not be successful. In addition, we face risks in doing business internationally that could constrain our operations, increase our cost structure, and compromise our growth prospects, including:

- the need to localize and adapt content for specific countries, including translation into foreign languages;
- local laws restricting students from accessing online education platforms such as ours;
- data privacy laws that may require data to be handled in a specific manner, including storing, processing, and encrypting data solely on local servers;
- varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;
- difficulties in staffing and managing foreign operations, including in countries in which foreign employees may become part of labor unions, employee representative bodies, workers' councils or collective bargaining agreements, and challenges relating to work stoppages or slowdowns;
- different pricing environments, difficulties in adopting and supporting new and different payment preferences, and collections issues;
- new and different sources of competition and practices which may favor local competitors;
- the ability to protect and enforce intellectual property rights abroad;
- the educational regulatory regime in certain countries and their ability to levy civil and criminal penalties on, or completely block students from accessing, services like Chegg;
- compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, legal systems, and alternative dispute systems, including, but not limited to, employment, tax, privacy and data protection, economic sanctions and export controls, U.S. and other anti-boycott authorities, anti-money laundering laws, and anti-bribery laws and regulations such as the U.S. Foreign Corrupt Practices Act, the Office of Foreign Assets Controls, and the U.K. Bribery Act;
- increased financial accounting and reporting burdens, complexities, and commercial infrastructures;
- risks associated with international payment methods, including risks associated with fraudulent payments;
- risks associated with foreign tax regimes, trade tariffs, or similar issues, which could negatively impact international adoption of our offerings;
- fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars;
- adverse tax consequences, including the potential for required withholding taxes for our overseas employees; and
- regional and economic political conditions.

If we cannot address these challenges, it could have an adverse effect on our business, results of operations, and financial condition. Our ability to gain market acceptance in any particular market is uncertain and the distraction of our senior management team could have an adverse effect on our business, results of operations, and financial condition.

The uncertainty surrounding the evolving educational landscape, including the impact of AI on learning and education, the state of the student including the amount and the extent to which AI will impact study habits and how students learn and/or complete their assignments, and the demand for our evolving offerings make it difficult to predict our operational trends and results of operations.

The uncertainty surrounding the evolving educational landscape, the state of the student, the use by students of free generative AI products for academic support, and the demand and market for our products and services make it difficult to predict our operational trends and results of operations, particularly with respect to our newer offerings, and the ultimate market size for our products and services. If the market and demand for a comprehensive learning platform does not develop as we expect, or if we fail to address the needs of this market, our business and prospects would be harmed.

Given the current environment of uncertainty, we may not be able to provide annual financial guidance. Additionally, we expect our results of operations to fluctuate in the future based on a variety of factors, many of which are outside our control and difficult to predict. As a result, period-to-period comparisons of our results of operations may not be a good indicator of our

future or long-term performance. The following factors, including the risks more fully described throughout this "Risk Factors" section, may affect us from period-to-period and may affect our long-term performance:

- our ability to attract, retain and engage students with our offerings;
- rapidly changing technological developments, such as AI and machine learning, that have impacted and are expected to continue impacting the education landscape and our response to those developments, including our ability to successfully integrate AI technology into our offerings;
- increased competition as a result of advances in AI technology from companies that have not historically competed with us in education services, such as Google, OpenAI, Microsoft, Meta, and Anthropic, who may offer free generative AI products for academic support or whose general AI offerings are being adopted by students in lieu of our offerings;
- changes to the way students discover our content or a decline in our search engine result page rankings;
- changes to Google's search experience, including its AI overviews search experience, which displays AI-generated content at the top of its search results, including questions and solutions for education, that keeps users on Google's search results instead of leading them to our site;
- the rate of adoption of our offerings;
- the trend of declining college enrollment;
- changes by our competitors to their product and service offerings, including price and content;
- our ability to accurately forecast financial results for future periods, especially at the time we present our second quarter financial results, which will generally occur midsummer and precede our "fall rush";
- our ability to integrate acquired businesses, including personnel;
- government regulations, in particular regarding privacy, academic integrity, advertising, "click-to-cancel" and taxation;
- operating costs and capital expenditures relating to content and the expansion of our business; and
- general macroeconomic conditions, including inflation, recession, and global conflicts.

If our efforts to drive user traffic, including search engine optimization, social media campaigns, and other marketing, are not successful, student discovery of, and engagement with, our learning platform could decline, which may harm our business and results of operations.

We have depended in the past on various search engines and free marketing tools to direct a significant amount of traffic to our website, but we are increasingly investing in other channels, including social media campaigns, to drive traffic and make us more discoverable to students. Similarly, we depend on mobile app stores such as the Google Play Store and the Apple App Store to allow students to locate and download Chegg mobile applications that enable our services. Our ability to maintain the number of students directed to our learning platform is not entirely within our control. Our competitors' efforts to drive student discovery of, and engagement with, their offerings may be more successful than ours. Their websites may receive a higher search result page ranking than ours, or search engines could revise their methodologies or algorithms in ways that could adversely affect the placement of our search result page ranking or otherwise make it harder for students to find our learning platform.

In mid-August, Google broadly rolled out its AIO search experience, which displays AI-generated content at the top of its search results. This experience, which includes questions and solutions for education, keeps users on Google search results versus leading them onto Chegg's site. AIO's prevalence will only continue to increase. While we continue to study the changes and will adjust our SEO strategy, we expect Google to continue its shift from being a search origination point to the destination, which could materially adversely affect our business, operating results and financial condition.

Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Global non-subscriber traffic to Chegg declined year-over-year 8% in Q2 2024, 19% in Q3 2024, 39% in Q4 2024 and we entered 2025 with trends looking even more unfavorable, at negative 49% year-over-year for the month of January 2025. A continued decline in traffic to our site would materially adversely affect our business, operating results and financial condition.

Similarly, our competitors may achieve higher social media engagement than ours, social media companies may alter their algorithms in ways that disadvantage our content, or the social media platforms we use may become less popular with students, each of which may adversely impact the effectiveness of our campaigns. If our competitors' efforts to increase user traffic are more successful than ours, our decline could accelerate, including the number of Subscription Services subscribers, student engagement could decrease, and fewer students may use our platform. Any reduction in the number of students directed to our learning platform could harm our business and results of operations.

If our efforts to build and maintain strong brands are not successful, we may not be able to grow our student user base, which could adversely affect our results of operations.

We believe our brands are a key asset of our business. Developing, protecting, and enhancing our "Chegg" brands are critical to expanding our student user base and increasing student engagement. Having a strong brand can counteract the significant student turnover we experience from year to year as students graduate and differentiate us from our competitors.

To succeed in our efforts to strengthen our brands' identities, we must, among other activities:

- maintain our reputation as a trusted technology platform and source of content, services, and textbooks for students;
- maintain and improve the quality of our existing products, services, and technologies;
- introduce compelling products and services;
- adapt to changing technologies, including AI and machine learning, and changes in the learning environment;
- protect user data, such as passwords and personally identifiable information;
- adapt to students' rapidly changing tastes, preferences, behavior, and brand loyalties;
- continue to expand our reach to students in high school, college, graduate school, lifelong learners throughout their careers, and internationally;
- ensure that the student-posted content to our website is reliable and does not infringe on third-party copyrights or violate other applicable laws, our terms of use, or the ethical codes of those students' colleges;
- ensure that our experts' content is reliable and helpful;
- protect our trademarks and other intellectual property rights;
- convert and integrate the brands and students that we acquire into the Chegg brand and Chegg.com; and
- maintain and control the quality of our brand.

Our ability to successfully achieve these goals is not entirely within our control and we may not be able to maintain the strength of our brands or do so cost-effectively. Factors that could negatively affect our brands include, among others:

- changes in student sentiment about the quality or usefulness of our products and services, especially as we introduce our new AI-enabled interactive and personalized user experience;
- the quality and accuracy of our content;
- technical or other problems that prevent us from providing our products and services reliably or otherwise negatively affect the student experience with our products and services;
- concern from colleges and regulatory agencies regarding how students use our content offerings, such as our Expert Questions and Answers service;
- student concerns related to privacy and use of data in our products and services;
- the reputation of the products and services of competitive companies; and
- students' misuse of our products and services in ways that violate our Terms of Use, our Honor Code, other company policies, applicable laws, or the code of conduct at their educational institutions.

Our business depends on general economic conditions and their effect on spending behavior by students and advertising budgets.

Our business is dependent on, among other factors, general economic conditions, which affect student spending, and brand advertising. Adverse economic conditions, including inflation, fluctuating interest rates, market uncertainty, and war (including the war in Ukraine and the Israel-Hamas war), may adversely impact our ability to attract new students to, and retain existing students on, our platform. To the extent that these conditions continue, students may elect to not attend colleges and universities and may reduce the amount they spend on educational content. In addition to decreased spending by students as a result of these economic conditions, business partners may reduce their spend on our offerings and brands may reduce their spend on our advertising services. Any of the foregoing may have an adverse effect on our business.

We have a history of losses, and we may not achieve or sustain profitability in the future.

We have experienced cumulative net losses since our incorporation in July 2005, and we may continue to experience net losses in the future. As of December 31, 2024, we had an accumulated deficit of $889.4 million. We expect to make significant investments in the development and expansion of our business and, as a result, our cost of revenues and operating expenses may increase. We may not succeed in increasing our revenues sufficiently to offset these higher expenses, and our efforts to grow the business may be more expensive than we anticipate. We may incur significant losses in the future for a number of reasons, including slowing or lower demand for our products and services, increasing competition, decreased spending on education,

and other risks described in this Annual Report on Form 10-K. We may encounter unforeseen expenses, challenges, complications, delays, and other unknown factors, as we pursue our business plan. During the year ended December 31, 2024, we have experienced a 14% decrease in Subscription Services subscribers and a 14% decrease in Subscription Services revenue year-over-year. Although we expect to continue to make significant investments in efforts to attract new, and retain existing, subscribers and increase Subscription Services revenue, we may not succeed in doing so. To achieve profitability, we may need to change our operating infrastructure, scale our operations more efficiently, reduce our costs, or implement changes in our product and services offerings. If we fail to timely implement these changes or we cannot implement them for any reason, including due to factors beyond our control, our business may suffer, which may hinder our ability to sustain or increase such profitability.

If we do not retain our senior management team and key employees, we may not be able to sustain our growth or achieve our business objectives.

We depend on the continued contributions of our senior management and other key personnel. In particular, we rely on the contributions of our President and Chief Executive Officer, Nathan Schultz. All of our executive officers and key employees are at-will employees, meaning they may terminate their employment relationship at any time. If we lose the services of one or more members of our senior management team or other key personnel, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with us, we may not be able to successfully manage our business or achieve our business objectives. Our future success also depends on our ability to identify, attract, and retain highly skilled personnel. Competition for these employees is intense. Qualified individuals are in high demand, particularly in the San Francisco Bay Area where our executive offices are located, and if we cannot attract or retain the personnel we need to succeed, our business may suffer.

As of December 31, 2024, there were 10,340,723 shares available for grant under the 2023 Equity Incentive Plan. Given the number of shares available for grant and given the decrease in our stock price, we may need to request that our shareholders vote on a new equity incentive plan sooner than previously anticipated. If our shareholders do not approve a new equity incentive plan or if we are not able to grant employees the appropriate number of shares, we may not be successful in compensating our key employees commensurate with other technology companies with whom we compete for talent, and we may lose their services. In addition, we may not be able to attract their replacements. If we cannot retain our key employees or attract adequate replacements, we may not be able to achieve our business objectives and our financial condition could be materially negatively impacted.

We have undertaken, and may in the future undertake, internal restructuring activities that could result in disruptions to our business or otherwise materially harm our results of operations or financial condition.

From time to time, we have undertaken and may continue to undertake internal restructuring activities in an effort to better align our resources with our business strategy. For example, in November 2024 and June 2024, we announced restructuring plans that included reductions of our global workforce of approximately 760 employees, or approximately 22% of our workforce, to better align our cost structure with recent industry challenges that are negatively impacting our business, including increased competition and student adoption of generative AI products.

We incur substantial costs to implement restructuring plans, and our restructuring activities may subject us to reputational risks and litigation risks and expenses. There can be no assurance that any restructuring activities that we have undertaken or undertake in the future will achieve the cost savings, operating efficiencies, or other benefits that we may initially expect. In addition, restructuring activities has in the past and may continue to result in loss of institutional knowledge and expertise, attrition beyond our intended reduction in force, or a negative impact on employee morale and productivity or our ability to attract highly skilled employees. Internal restructurings can also require a significant amount of time and focus from management and other employees, which may divert attention from commercial operations. If any internal restructuring activities we have undertaken or undertake in the future fail to achieve some or all of the expected benefits, our business, financial condition, and results of operations could be materially and adversely affected.

We depend on mobile app stores and operating systems to grow our student user base and their engagement with our learning platform.

There is no guarantee that students will use our mobile apps, such as the mobile version of our website, m.chegg.com, and Chegg Study, rather than competing products. We are dependent on the interoperability of our mobile apps with popular third-party mobile operating systems such as Google's Android and Apple's iOS, and their placement in popular app stores like the Google Play Store and the Apple App Store, and any changes in such systems that degrade our products' functionality or

give preferential treatment or app store placement to competitive products could adversely affect the access and usage of our applications on mobile devices. Each operating system provider has broad discretion to make changes to its operating systems or payment services or change the manner in which their mobile operating systems function and to change and interpret its terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. For example, such changes could limit, eliminate or otherwise interfere with our products, our ability to distribute our applications through their stores, our ability to update our applications, including to make bug fixes or other feature updates or upgrades, the features we provide, the manner in which we market our products, our ability to access native functionality, or other aspects of mobile devices, and our ability to access information about our users that they collect. If it is more difficult for students to access and use our apps on their mobile devices, our student growth and engagement levels could be harmed.

Our wide variety of accepted payment methods subjects us to third-party payment processing-related risks, including risks associated with credit card fraud.

We accept payments from students using a variety of methods, including credit cards, debit cards, and PayPal. As we offer new payment options to students, we may be subject to additional regulations, compliance requirements and incidents of fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. For example, we have in the past experienced higher transaction fees from our third-party processors as a result of chargebacks on credit card transactions.

We rely on third parties to provide payment processing services, including the processing and information storage of credit cards and debit cards. If these companies become unwilling or unable to provide these services to us, our business could be disrupted. We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to additional fines and higher transaction fees; lose our ability to accept credit and debit card payments from our students or process electronic funds transfers; or facilitate other types of online payments, and our business and results of operations could be adversely affected.

We may experience some loss from fraudulent credit card transactions, including potential liability for not obtaining signatures from students in connection with the use of credit cards. While we do have safeguards in place, we cannot be certain that other fraudulent schemes will not be successful. A failure to adequately control fraudulent transactions could harm our business and results of operations.

We rely on Amazon Web Services (AWS) and other third-party software and service providers to provide systems, storage, and services for our website and any disruption of such services or a material change to our arrangements could adversely affect our business.

We rely on AWS and other third-party software and service providers to provide systems, storage, and services, including user login authentication, for our website. Our reliance makes us vulnerable to any errors, interruptions, or delays in their operations. Any disruption in the services provided by third-party providers, including AWS, could harm our reputation or brand, cause us to lose subscribers or revenues or incur substantial recovery costs and distract management from operating our business. Further, these third-party software and service providers may experience operational difficulties, including increased usage of their software and services from time to time. If they cannot adapt to the increase in demand or fail to ensure availability of their software and services, our ability to service users' requests may be impacted, which could have an adverse impact on our results of operations.

AWS may terminate its agreement with us upon 30 days' notice. Upon expiration or termination of our agreement with AWS, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

Our growth strategy includes acquisitions, and we may not be able to execute on our acquisition strategy or integrate acquisitions successfully.

As part of our business strategy, we have made and intend to continue to make acquisitions to add specialized employees, complementary businesses, products, services, operations, or technologies. Our recent prior acquisitions include Busuu, Mathway, and Thinkful. To be successful, we must timely and efficiently integrate acquired companies, including their technologies, products, services, operations, and personnel. Acquired companies can be complex and time consuming to integrate and we may incur significant integration costs and we may not be able to offset our acquisition costs. Acquisitions involve many risks that may negatively impact our financial condition and results of operations, including the risks that the acquisitions may:

- require us to incur charges and substantial debt or liabilities;
- cause adverse tax consequences, substantial depreciation, or deferred compensation charges;
- result in acquired in-process research and development expenses or in the future may require the amortization, write-down, or impairment of amounts related to deferred compensation, goodwill, and other intangible assets; and
- give rise to various litigation and regulatory risks.

In addition:

- we may encounter difficulties or unforeseen expenditures to integrate an acquired company;
- an acquisition may disrupt our business, divert resources, increase expenses, and distract our management;
- an acquisition may reduce or delay adoption and engagement rates for our acquired products and services because of student uncertainty about continuity and effectiveness;
- an acquisition may subject us to laws and operational challenges in new jurisdictions with which we are unfamiliar;
- we may not successfully transition acquired users to the Chegg platform and therefore may not realize the potential benefits of these acquisitions;
- we may incur unforeseen costs as a result of the pre-acquisition activities of businesses and technologies we acquire;
- we may be required to honor the pre-existing contractual relationships of businesses we acquire, which contracts may be on terms that we would not have otherwise accepted;
- it may be difficult to monetize any acquired products and services;
- an acquisition may not ultimately be complementary to our offerings; and
- an acquisition may involve entry into markets where we have little or no prior experience.

Our ability to acquire and integrate larger or more complex businesses, products, services, operations, or technologies in a successful manner is unproven. Our newer products and services, such as skills-based learning and language learning, may not be integrated effectively into our business, achieve or sustain profitability, or achieve market acceptance at levels sufficient to justify our investment. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. To finance any future acquisitions, we may issue equity or equity-linked securities, which could be dilutive, or debt, which could be costly, potentially dilutive, and impose substantial restrictions on the conduct of our business. If we fail to successfully complete any acquisitions or integrate them into our company, or identify and address liabilities associated with the acquisition, our business, results of operations, and financial condition could be adversely affected. We have encountered and will continue to encounter these risks, and if we do not manage them successfully, our business, financial condition, results of operations, and prospects may be materially and adversely affected.

If we fail to convince brands of the benefits of advertising on our learning platform, or if platforms such as Google Chrome, Safari, or Firefox limit our access to advertising and marketing audiences, or the data required to effectively reach those audiences, our business could be harmed.

Our business strategy includes increasing our revenues from brand advertising. Brands may not do business with us, or may reduce their advertising spend with us, if we do not deliver ads, sponsorships, and other commercial content and marketing programs effectively, or if they do not believe that their investment will generate a competitive return relative to other alternatives. Additionally, if platforms such as Google Chrome, Safari, or Firefox, limit our access to or understanding of advertising and marketing audiences, they could reduce our advertising rates and ultimately reduce our revenues from brand advertising. For example, the release of iOS 14 on Apple devices brought with it a number of new changes, including the need for app users to opt in before their identifier for advertisers (IDFA) can be accessed by an app. Apple's IDFA is a string of numbers and letters assigned to Apple devices which advertisers use to identify app users to deliver personalized and targeted advertising. As more users opt out of granting IDFA access, the ability of advertisers to accurately target and measure their advertising campaigns at the user level may become significantly limited and we may experience increased cost per registration.

Our ability to grow the number of brands that use our brand advertising, and ultimately to generate advertising revenues, depends on a number of factors, some of which are outside of our control, such as the impact of macroeconomic conditions and legal developments relating to data privacy, advertising, legislation and regulation and litigation.

We may need additional capital, and we cannot be sure that additional financing will be available on favorable terms, if at all.

Historically, investments in our business have substantially exceeded the cash we have generated from our operations. We have funded our operating losses and capital expenditures through proceeds from equity and debt financings, and cash flow from operations. Although we currently anticipate that our available funds and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing. Additional financing may not be available to us on favorable terms when required or at all. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience substantial dilution.

Our core value of putting students first may conflict with the short-term interests of our business.

We believe that adhering to our core value of putting students first is essential to our success and in the best interests of our company and the long-term interests of our stockholders. In the past, we have forgone, and in the future, we may forgo, short-term revenue opportunities that we do not believe are in the best interests of students, even if our decision negatively impacts our results of operations in the short term. Our philosophy of putting students first may cause us to make decisions that could negatively impact our relationships with publishers, colleges, and brands, whose interests may not always be aligned with ours or those of our students. Our decisions may not result in the long-term benefits that we expect, in which case our level of student satisfaction and engagement, business, and results of operations could be harmed.

Adverse litigation judgments or settlements resulting from legal proceedings in which we are or may be involved could expose us to monetary damages or limit our ability to operate our business.

Currently, we are involved in various legal proceedings, including securities litigation, derivative suits, putative class actions, and other matters described elsewhere herein. We have in the past and may in the future become involved in other private actions, collective actions, investigations, and various other legal proceedings by subscribers, employees, suppliers, competitors, government agencies, stockholders, or others. The results of any such litigation, investigations, and other legal proceedings are inherently unpredictable and expensive. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, damage our reputation, require significant amounts of management time, and divert significant resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business in the way that it is currently operated, which could have an adverse effect on our business, financial condition, and operating results.

If we are not able to manage the growth of our business both in terms of scale and complexity, our business could be adversely affected.

As we grow, the operations and technology infrastructure we use to manage and account for our operations will become more complex, and managing these aspects of our business will become more challenging. Acquisitions of new companies, products, and services create integration risk, while developing and enhancing products and services involves significant time, labor, and expense as well as other challenges, including managing the length of the development cycle, entering new markets, regulatory compliance, evolution of sales and marketing, and protecting proprietary rights. Any future expansion will likely place significant demand on our resources, capabilities and systems, and we may need to develop new processes and procedures and expand our infrastructure to respond to these demands. If we are not able to manage the growth of our business, we may not be able to maintain or increase our revenues as anticipated or recover any associated acquisition or development costs, and our business could be adversely affected.

Our business is seasonal, and disruptions during peak periods can make, and have made, our operating results difficult to predict.

Revenues from Subscription Services are primarily recognized ratably over the subscription term, which has generally resulted in our highest revenues and profitability in the fourth quarter as it reflects more days of the academic year. We typically experience our greatest number of subscriber acquisitions during the last two weeks of August and first two weeks of September and to a lesser degree in January and February. The increased volume of subscribers during these limited periods of time means that any shortfalls or disruptions in our operations during these peak periods will have a disproportionately large impact on our revenues. Additionally, our students could become dissatisfied with such delays and discontinue their use of our service, which could adversely affect our results of operations.

As a result of this seasonality, which corresponds to the academic calendar, our revenues may fluctuate significantly quarter to quarter depending upon the timing of where we are in our "rush" cycle and sequential quarter-over-quarter comparisons of our net revenues and operating results are not likely to be meaningful. In addition, shifting enrollments could impact the seasonality of our business and further make our results of operations difficult to predict.

Risks Related to Our Industry

Government regulation of education and student information is evolving, and unfavorable developments could have an adverse effect on our business, results of operations, and financial condition.

Our ability to deliver course content to students enrolled in Chegg Skills (formerly Thinkful) skills-based learning programs may be subject to state oversight including regulatory approvals and licensure for the course content, the faculty members teaching the content, and the recruiting, admissions, and marketing activities associated with the business. Chegg Skills' efforts to obtain necessary approvals and licenses began prior to our acquisition of the business and continues following the acquisition. We monitor changes to the state regulatory requirements applicable to our business activities, including Chegg Skills; however, if we do not obtain the appropriate licenses or address evolving state requirements, it may result in governmental or regulatory proceedings or actions by private litigants, which could potentially harm our business, results of operations, and financial condition.

Our business may also be subject to laws specific to students, such as the Family Educational Rights and Privacy Act, the Delaware Higher Education Privacy Act, and a California statute which restricts the access by postsecondary educational institutions of prospective students' social media account information. Compliance requires, without limitation, making disclosures, obtaining consents, and restrictions on transferring data for which we may in the future need to build further infrastructure to support. We cannot guarantee that we or our acquired companies have been or will be fully compliant in every jurisdiction, due to lack of clarity concerning how existing laws and regulations governing educational institutions affect our business and lengthy governmental compliance process timelines.

Moreover, as the education industry continues to evolve, increasing regulation by federal, state, and foreign agencies becomes more likely. For example, California adopted the Student Online Personal Information Protection Act which prohibits operators of online services used for K-12 school purposes from using or sharing student personal information, Illinois adopted the Student Online Personal Protection Act which went into effect on July 1, 2021 and regulates how we collect and process data, and Colorado adopted House Bill 16-1423 designed to protect the use of student personal data in elementary and secondary school. These acts do not apply to general audience Internet websites but it is unclear how these acts will be interpreted and the breadth of services that will be restricted by them. Other states may adopt similar statutes. Additionally, for-profit postsecondary institutions, many of which provide course offerings predominantly online, remain under intense regulatory and other scrutiny. Allegations of abuse of federal financial aid funds and other statutory violations against for-profit higher education companies, even if unfounded, could negatively impact our opportunity to succeed due to increased regulation or decreased demand for our offerings.

Certain jurisdictions have also adopted statutes, such as California Education Code § 66400, which prohibit the preparation or sale of material that should reasonably be known will be submitted for academic credit. These laws and regulations are directed at enterprises selling term papers, theses, dissertations, and the like, which we do not offer, and were not designed for services like ours which are designed to help students understand the relevant subject matter. Although we will continue to work with academic institutions to enforce our honor code and otherwise discourage students from misusing our services, other jurisdictions (including international jurisdictions) may adopt similar or broader versions of these types of laws and regulations, or the interpretation of the existing or future laws and regulations may impact whether they are cited against us or where we can offer our services.

The adoption of any laws or regulations that adversely affect the popularity or growth in the use of the Internet particularly for educational services, including laws limiting the content and learning programs that we can offer, and the audiences that we can offer that content to, may decrease demand for our service offerings and increase our cost of doing business. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also hinder our operational flexibility, raise compliance costs, and result in additional historical or future liabilities for us, resulting in adverse impacts on our business and our results of operations.

Similarly, the adoption of any laws or regulations affecting the ability of service providers to periodically charge consumers for, among other things, recurring subscription payments, such as the Restore Online Shoppers' Confidence Act, may materially adversely affect our business, financial condition and results of operations. Legislation or regulation regarding the foregoing, or changes to existing legislation or regulation governing subscription payments, are being considered in many U.S. States. We are and have been in the past, and may be in the future, the subject of investigations, inquiries, and claims under such laws or regulations, including from the Federal Trade Commission (FTC).

As the regulatory framework for machine learning, artificial intelligence, and automated decision making evolves, our business, financial condition, and results of operations may be adversely affected by related laws or regulations. It is possible that new laws and regulations will be adopted in the U.S. (at the federal or state level) or in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the operation of our business, including our learning platform and the ways in which we use artificial intelligence and machine learning technology. We may not always be able to anticipate how regulators will apply existing laws to AI, predict how new legal frameworks will develop to address AI, or otherwise respond to these frameworks as they are still rapidly evolving.

While we expect and plan for new laws, regulations, and standards to be adopted over time that will be directly applicable to the Internet and to our student-focused activities, any existing or new legislation applicable to our business could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations and potential penalties or fees for non-compliance, and could negatively impact the growth in the use of the Internet for educational purposes and for our services in particular. We may also run the risk of retroactive application of new laws to our business practices that could result in liability or losses. Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to change previous regulatory schemes or choose to regulate transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws, such laws may be modified, and new laws may be enacted in the future. Any such developments could harm our business, results of operations, and financial condition.

Colleges and certain governments may restrict online access or access to our website, which could lead to the loss of or slowing of growth in our student user base and their level of engagement with our platform.

The growth of our business and our brand depends on the ability of students to access the Internet and the products and services available on our website, in particular in non-U.S. countries. Colleges that provide students with access to the Internet either through on-campus computer terminals or Internet access points on campus could block or restrict access to our website, content, or services or the Internet generally for a number of reasons, including security, confidentiality, regulatory concerns, or if they believe our products or services contradict or violate their policies. If governments or colleges modify their laws or policies, or choose to apply laws or policies, in ways that are detrimental to the growth of our student user base or in ways that make it harder for students to use our website, the overall growth in our student user base would slow, student engagement would decrease and we would lose revenues. Any reduction in the number of students directed to our website would harm our business and results of operations.

If we are required to discontinue certain of our current marketing activities, our ability to attract new students may be adversely affected.

Laws or regulations may be enacted which restrict or prohibit use of emails or similar marketing activities that we currently rely on. For example: CAN-SPAM regulates unsolicited commercial emails and imposes civil and criminal penalties for abusive practices; the FTC imposes penalties on companies for misleading and deceptive marketing practices; TCPA restricts telemarketing and the use of automated telephone equipment; and CCPA requires us to make certain disclosures regarding our marketing practices, allows consumers to opt-out of certain data sharing practices. Newly enacted laws such CDPA and CPA will place additional restrictions on our marketing practices.

Notwithstanding existing laws, we may discontinue use or support of these activities if we become concerned that students or potential students deem them intrusive, or they otherwise adversely affect our reputation, goodwill and brand. If our marketing activities are curtailed, our ability to attract new students may be adversely affected.

We are subject to U.S. trade control laws that may restrict growth prospects and impose liability if we are non-compliant.

As a U.S. company with U.S. origin software applications, we are required to comply with U.S. trade controls. Our activities are subject to U.S. economic sanctions laws and regulations administered by the Department of the Treasury, Office of Foreign Assets Control (OFAC), which prohibit most transactions with embargoed jurisdictions or prohibited parties without a specific or general license from OFAC. Additionally, the U.S. Department of Commerce, Bureau of Industry and Security (BIS) administers the Export Administration Regulations (EAR), which restrict exports of software subject to the EAR to embargoed countries and prohibited parties. Although we have taken precautions to prevent our platform, services and software applications from being provided in embargoed jurisdictions and to prohibited parties, and we continue to enhance our policies and procedures relating to sanctions and export compliance, we may not be able to prevent all transactions that are noncompliant with U.S. trade controls. Sanctions and export violations can result in significant fines or penalties, as well as reputational harm and loss of business.

Our customers outside of the United States generated approximately 13% of our net revenues during the year ended December 31, 2024, and our growth strategy includes further expanding our operations and customer base across all major global markets. An escalation in sanctions or export controls against regions where we operate, or the issuance of new sanctions designations or export restrictions against individuals and entities located in various regions, could result in decreased ability to provide our platform, services and software applications to existing or potential customers. Any limitation on our ability to operate in various global markets could adversely affect our business performance and growth prospects.

Risks Related to Taxes and Accounting Matters

We may be subject to greater than anticipated liabilities for income, property, sales, and other taxes, and any successful action by federal, state, foreign, or other authorities to collect additional taxes could adversely harm our business.

We are subject to regular review and audit by both U.S. federal and state and foreign tax authorities and such jurisdictions may assess additional taxes against us. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from our historical tax provisions and accruals and could have a negative effect on our financial position and results of operations. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing and allocating income from our intercompany transactions, which could increase our worldwide effective income tax rate. We collect sales taxes in all U.S. states with a sales tax and most local jurisdictions on our sales, rentals, and digital services sold through our commerce system including sales and rentals on behalf of our third-party publishers. In June 2018, the U.S. Supreme Court in South Dakota v. Wayfair, Inc. et al ruled that a state can require an online retailer with no in-state property or personnel to collect and remit sales and use tax on sales made to the state's residents. It is possible that such taxes could be assessed by certain states retroactively for periods before the Wayfair decision on acquired products that are not sold through our commerce system. Any successful action by federal, state, foreign or other authorities to impose or collect additional income tax or compel us to collect and remit additional sales, use, value-added or similar taxes, either retroactively, prospectively or both, could harm our business, financial condition, and results of operations.

Our effective tax rate may fluctuate as a result of new U.S. and worldwide tax laws and our interpretations of those new tax laws, which are subject to significant judgments and estimates. The ongoing effects of the new tax laws and the refinement of provisional estimates could make our results difficult to predict.

Our effective tax rate may fluctuate in the future as a result of new tax laws. New tax laws could have a meaningful impact on our provision for income taxes once we release our valuation allowance. Due to the complexities involved in applying the provisions of new tax legislation, we may make reasonable estimates of the effects in our financial statements. As we collect and prepare necessary data and interpret the new tax legislation, we may make adjustments that could affect our financial position and results of operations as well as our effective tax rate in the period in which the adjustments are made.

Our earnings are affected by the application of accounting standards and our critical accounting policies, which involve subjective judgments and estimates formulated by our management. Our actual results could differ from the estimates and assumptions used to prepare our consolidated financial statements.

The accounting standards that we use in preparing our financial statements are often complex and require us to make significant estimates and assumptions in interpreting and applying those standards. These estimates and assumptions affect the reported values of assets, liabilities, revenues and expenses, and the disclosure of contingent liabilities. We make critical estimates and assumptions involving accounting matters including revenue recognition and deferred revenue, impairment of acquired intangible assets and other long-lived assets, goodwill and indefinite lived intangible assets, share-based compensation

expense, and (provision for) benefit from income taxes. These estimates and assumptions involve matters that are inherently uncertain and require us to make subjective and complex judgments. Although we believe we have the experience and processes to enable us to formulate appropriate assumptions and produce reasonably dependable estimates, these assumptions and estimates may change significantly in the future and could result in the reversal of previously recognized amounts. If we used different estimates and assumptions or used different methods to determine these estimates, our financial results could differ, which could have a material negative impact on our financial condition and reported results of operations. For more information about our critical accounting policies and use of estimates, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Policies, Significant Judgments and Estimates."

Risks Related to Intellectual Property

Failure to protect or enforce our intellectual property and other proprietary rights could adversely affect our business, financial condition, and results of operations.

Our success and ability to compete depends in part on our intellectual property and our other proprietary business information. We rely and expect to continue to rely on a combination of trademark, copyright, patent, and trade secret protection laws, as well as confidentiality and license agreements with our employees, consultants, and third parties with whom we have relationships to protect our intellectual property and proprietary rights. However, we may be unable to secure intellectual property protection for all of our technology and methodologies or the steps we take to enforce our intellectual property rights may be inadequate. If the protection of our intellectual property and proprietary rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to customers and potential customers may become confused in the marketplace, and our ability to attract customers may be adversely affected.

Third parties may challenge any patents, copyrights, trademarks, and other intellectual property and proprietary rights owned or held by us. Third parties may knowingly or unknowingly infringe, misappropriate, or otherwise violate our patents, copyrights, trademarks, and other proprietary rights and we may not be able to prevent infringement, misappropriation, or other violations. Any attempt by us to prevent or address such violations may involve substantial expense to us. Additionally, if we fail to protect our domain names, it could adversely affect our reputation and brand and make it more difficult for students to find our website, our content, and our services. If we pursue litigation to assert our intellectual property or proprietary rights, an adverse decision could limit our ability to assert our intellectual property or proprietary rights, limit the value of our intellectual property or proprietary rights, or otherwise negatively impact our business, financial condition, and results of operations.

We are a party to a number of third-party intellectual property license agreements. For example, we have entered into agreements with textbook publishers that provide access to textbook questions and other content for our Chegg Study subscription service. We cannot guarantee that the third-party intellectual property we license will not be licensed to our competitors or others in our industry. In the future, we may want or need to obtain additional licenses or renew existing license agreements. We cannot predict whether other license agreements can be obtained or renewed on acceptable terms, or at all. For example, our license agreements with multiple textbook publishers, including Pearson Education, Inc. expired or terminated without renewal. Any failure to obtain or renew such third-party intellectual property license agreements on commercially competitive terms could adversely affect our business and results of operations.

Misuse of our platform and content, including digital piracy and improper sharing and misappropriation of user credentials, may continue to adversely affect our business, financial condition, and results of operation.

A substantial portion of our revenue comes from our Subscription Services and the distribution of our educational content to our paid subscribers through our learning platform. Our content has been subject to unauthorized copying and widespread digital dissemination without an economic return to us. Some students may misuse our products and services in ways that violate our Terms of Use, our Honor Code, other company policies, applicable laws, or the code of conduct at their educational institutions. We have experienced improper sharing and misappropriation of user credentials, allowing for parties to access content and services that they have not paid for. Through such misuse of our platform and content, students may be able to access our offerings for free or at a reduced cost relative to our paid subscription, which has and may continue to negatively impact our ability to attract students to, and retain students on, our platform. The impact of misuse of our platform and content on our revenues and subscriptions is hard to quantify, but we believe that illegal copying and dissemination of our content, improper sharing and misappropriation of user credentials, and other forms of unauthorized activity have had a substantial negative impact on our revenues and subscriptions. Also, despite the potential benefits of AI technology, the advancement of AI may increase certain risks and adverse impacts associated with misuse of our content, including the development of AI

applications that may facilitate piracy and new forms of intellectual property infringement through the unauthorized reproduction of copyrighted content to "train" AI applications and to create unauthorized derivative works.

If we fail to obtain appropriate relief through the judicial process or the complete enforcement of judicial decisions issued in our favor (or if judicial decisions are not in our favor) or fail to develop effective means of protecting our content and enforcing our intellectual property rights, our business, financial condition, and results of operations may be negatively impacted.

If we become subject to liability for the Internet content that we publish or that is uploaded to our websites by students or other users, our results of operations could be adversely affected.

As a publisher and distributor of online content, including content uploaded by both by Chegg itself and by our users, we face potential liability for claims related to intellectual property rights including copyright and trademark infringement, rights of publicity or privacy, defamation, personal injury torts, laws regulating hate speech or other types of content, online safety, consumer protection, or other claims based on the nature and content of materials that we publish or distribute. In addition, the applicability and scope of these and other laws and regulations, as interpreted by the courts, remain uncertain and could be interpreted in ways that harm our business. For example, we rely on statutory safe harbors, like those set forth in the Digital Millennium Copyright Act and Section 230 of the Communications Decency Act in the U.S. and the E-Commerce Directive in Europe, to protect against liability. Legislation or court rulings affecting these safe harbors may adversely affect us and may impose significant operational challenges. There are legislative proposals and pending litigation in the U.S. (such as *Gonzalez v. Google*), EU, and around the world that could diminish or eliminate safe harbor protection for websites and online platforms.

We have in the past and may in the future receive communications containing allegations of infringement, which we assess on a case-by-case basis. We may elect not to respond to the communication if we believe it is without merit or we may try to resolve disputes out-of-court by removing content or services we offer or paying licensing or other fees. If we fail to resolve such disputes, litigation may result. For example, we have been subject to lawsuits alleging copyright infringement. Litigation to defend these claims could be costly, divert our technical and management personnel, render us unable to use our current website or to market our service or sell our products and therefore harm our results of operations. We may not be adequately insured to cover claims of these types or indemnified for all liability that may be imposed on us. Any adverse publicity resulting from actual or potential litigation may also materially and adversely affect our reputation, which in turn could adversely affect our results of operations.

We maintain content usage review systems that, through a combination of manual and automated blocks, monitor for and make us aware of potentially infringing content on our platform. Nevertheless, claims may continue to be brought and threatened against us for negligence, intellectual property infringement, or other theories and there is no guarantee that we will be able to resolve any such claims quickly and without damage to our business, our reputation or our operations. From time to time, we have been subject to copyright infringement claims, some of which we have settled. While these settlements have not had a material impact on our financial condition, we may be subject to similar lawsuits in the future and the outcome of any such lawsuits may not be favorable to us and could have a material adverse effect on our financial condition.

Changes in or our failure to comply with the requirements for eligibility for the Digital Millennium Copyright Act (DMCA) safe harbors could harm our business.

The DMCA has provisions that limit, but do not necessarily eliminate, our liability for caching or hosting or for listing or linking to, content or third-party websites that include materials or other content that infringe copyrights, provided we comply with the strict statutory requirements of the DMCA. The applications and interpretations of the statutory requirements of the DMCA are evolving and may be modified by court rulings and industry practice. Accordingly, if we fail to comply with such statutory requirements or if the interpretations of the DMCA change, we may be subject to potential liability for caching or hosting, or for listing or linking to, content or third-party websites that include materials or other content that infringe copyrights. The safe harbors available under the DMCA can limit liability for copyright infringement in the U.S., but they do not limit our liability for infringement of other intellectual property or proprietary rights, they do not apply outside the U.S., and they do not prevent or address requests for injunctive relief. Any determination in litigation that a DMCA safe harbor does not shield us from liability could negatively impact our business, financial condition, and results of operations.

We are, and may in the future be, subject to intellectual property claims, which are costly to defend and could harm our business, financial condition, and results of operations.

From time to time, third parties have alleged and are likely to allege in the future that we or our business infringes, misappropriates, or otherwise violates their intellectual property or proprietary rights beyond those circumstances discussed in

other risk factors contained in this Section, "Risks Relating to Our Intellectual Property." Many companies, including various "non-practicing entities" or "patent trolls," devote significant resources to developing or acquiring patents that could affect aspects of our business. Our patent portfolio may provide little or no deterrence in any litigation involving non-practicing entities or other adverse patent owners that have no relevant solution revenue, as we would not be able to assert our patents against such entities or individuals. For instance, on November 5, 2018, a non-practicing entity (NPE) filed an action against us in the U.S. District Court for the Southern District of New York captioned NetSoc, LLC v. Chegg, Inc., Civil Action No. 1:18-CV-10262-RAC (the NetSoc Action).

While we intend to vigorously defend any intellectual property claims, our technologies may not be able to withstand all third-party claims or rights against their use. The costs of supporting such litigation and disputes are considerable, and there can be no assurances that a favorable outcome will be obtained. We also may be required to settle such litigation and disputes on terms that are unfavorable to us. The terms of any settlement or judgment may require us to cease some or all of our operations and/or pay substantial amounts to the other party.

Additionally, because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover our technology and there is also a risk that we could adopt a technology without knowledge of a pending patent application, which technology would infringe a third-party patent once that patent is issued.

Moreover, in a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof.

Some aspects of our technology include open-source software, and any failure to comply with the terms of one or more of these open-source licenses could harm our business.

We use open source software in connection with certain of our products and services. Companies that incorporate open source software into their products have, from time to time, faced claims challenging the ownership of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute or use open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our proprietary source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Data Privacy

The compromise of our information technology systems or data, including through computer malware, viruses, hacking, phishing attacks, spamming and other security incidents, could harm our business and results of operations.

We process personal data regarding various individuals, including students, tutors, educators, and our employees, as well as other sensitive data, including intellectual property and confidential and proprietary business information. We, and our service providers and other third parties upon which we rely, are subject to a variety of evolving security threats. Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. For example, severe ransomware attacks are becoming increasingly prevalent. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Additionally, nation-state actors are expected to continue to engage in cyber-attacks for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we, our service providers and other third parties upon which we rely, may be vulnerable to a heightened risk of these attacks. Furthermore, remote work has become more common and has increased risks to our information technology systems and data, as more of our employees, as well as employees of our service providers and other third parties on which we rely, utilize network connections, computers and devices outside our premises or network, including while working at home, while in transit and in public locations.

Future or past business transactions (such as acquisitions or integrations) could also expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Moreover, we rely heavily on SaaS enterprise resource planning systems to conduct our e-commerce and financial transactions and reporting. In addition, we utilize third-party cloud computing services in connection with our business operations. Our reliance on these and other third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts and to otherwise assist in the operation of our business increases our risk exposure as our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised.

If our data or security measures, or the security measures of our service providers, other third parties upon which we may rely or companies we may acquire, are compromised, disrupted or breached or are perceived to have been compromised, disrupted or breached, including as a result of any of the aforementioned threats or other cyberattacks, online or offline fraud, other intentional misconduct by computer hackers, employee error or malfeasance, social-engineering attacks, credential harvesting, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods or other similar threats or activities (including those Chegg has experienced in the past, as discussed below), we could face a variety of adverse consequences. For example, we could be required to expend significant capital and other resources to address the problem and could face or be subject to litigation (including class action litigation such as those matters identified below) and enforcement actions, investigations, audits, additional reporting requirements and/or oversight, data processing restrictions, indemnity obligations, damages, penalties and costs for remediation, damage our reputation or brand, interruptions in our operations (including availability of data), and similar harms. Security incidents, including those Chegg has experienced in the past, as identified below, and attendant consequences may cause customers to stop using our services, deter new customers from using our services, and negatively impact our ability to grow and operate our business. Additionally, applicable data privacy and security obligations may require us to notify relevant stakeholders, including regulators and impacted individuals, of security incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to additional adverse consequences. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

Any sensitive information (including confidential, competitive, proprietary, or personal data) that we input into a third-party generative AI/machine learning (ML) platform could be leaked or disclosed to others, including if sensitive information is used to train the third parties' AI/ML model. Additionally, where an AI/ML model ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive information generated by the model. Moreover, AI/ML models may create flawed, incomplete, or inaccurate outputs, some of which may appear correct. This may happen if the inputs that the model relied on were inaccurate, incomplete or flawed (including if a bad actor "poisons" the AI/ML with bad inputs or logic), or if the logic of the AI/ML is flawed (a so-called "hallucination"). We may use AI/ML outputs to make certain decisions. Due to these potential inaccuracies or flaws, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits.

We may expend significant resources or modify our business activities to try to protect against threats to our security or systems. However, while we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. We have not always been able in the past and may be unable in the future to detect vulnerabilities in our information technology systems because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a security incident has occurred. We have experienced security incidents in the past. For example, in April 2018, an unauthorized individual gained access to and exfiltrated user data for approximately 40 million users of chegg.com and certain other services in our family of brands, including EasyBib, (the "2018 Data Incident"). The types of information that may have been obtained by the threat actor included a Chegg user's name, email address, shipping address, Chegg username, and Chegg password. For a small percentage of the impacted users who had entered details into our scholarship search service, the incident also exposed information about additional personal characteristics, including dates of birth, parents' income range, sexual orientation, religious denomination, heritage and information concerning disabilities. We have faced other claims for allegedly misleading statements regarding our security measures to protect users' data and related internal controls and procedures and for failure to take reasonable security measures.

In October 2022, without any admission of liability, we entered into an agreement with the FTC containing a proposed consent order that will significantly impact our data security and privacy practices. The FTC consent order was finalized in January 2023. The FTC consent order requires us to establish, implement and maintain a comprehensive information security program, provide multi-factor authentication methods as an option or requirement for consumers, document and adhere to a detailed information retention schedule and provide consumers with online tools they can use to request access to or the deletion of their personal information. The consent order also requires us to obtain initial and biennial assessments of our Information Security and Governance Program ("ISP") from an independent third-party assessor and comply with detailed reporting requirements for the 20 year-duration of the order. We have completed our first such independent assessment of our ISP with no material findings. In addition, we are currently cooperating with the FTC on an investigation as to whether we have violated certain terms of the consent order. While we are unable to predict the outcome of, or developments following, this investigation, the development and resolution of this matter could negatively impact our business, results of operations, and financial condition.

Actions and investigations such as the foregoing, and any similar or other actions, claims, litigation, investigations or events, whether arising from prior or future incidents, may harm our business and cause us to suffer adverse consequences.

Furthermore, prior to our acquisition of Thinkful and Mathway, each discovered that an unauthorized party may have gained access to certain confidential information or personal information of users.

While we have made enhancements to our cybersecurity controls, as discussed in detail in Part I, Item 1C, "Cybersecurity" of this Annual Report on Form 10-K and considered in our independent assessment. our efforts to prevent hackers and others from entering our computer systems or accessing our data may not be fully effective and we cannot guarantee that future events will not occur that have a material impact on our business.

Additionally, we rely on computer systems globally to manage our operations. We have experienced and expect to continue to experience periodic service interruptions and delays involving our systems. While we maintain a fail-over capability to switch our operations from one facility to another in the event of a service outage, that process would still result in service interruptions that could be significant in duration. Such interruptions could have a disproportionate effect on our operations if they were to occur during one of our peak periods or if multiple of our service facilities experiences outages at the same time. Our facilities are also vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events as well as the cyber-attacks and security risks and threats discussed above.

We collect, process, store and use personal information and other sensitive data, which subjects us to stringent and evolving U.S. and foreign laws, governmental regulation, contractual obligations, policies and other legal obligations.

In the ordinary course of business, we collect, receive, process, store, disclose, make accessible and otherwise use personal information and other sensitive data, including proprietary and confidential business data and intellectual property, from various parties, including students, tutors, educators and employees. We may enable students and others to share their personal information with each other and with third parties and to communicate and share information into and across our platform. Our data processing activities may subject us to numerous data privacy and security obligations, including foreign, federal, state, and local laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations regarding privacy and the collection, storing, sharing, using, processing, disclosing and protecting of personal information and other user data, including from minors under the age of 18, the scope of which are changing, subject to differing interpretations, and which may be costly to comply with and may be inconsistent between countries and jurisdictions or conflict with other rules.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 ("CCPA") applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines of up to $7,988 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages.

Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future.

Additionally, regulators are increasingly scrutinizing companies that process children's data. Numerous laws, regulations, and legally binding codes, such as the Children's Online Privacy Protection Act ("COPPA"), California's Age Appropriate Design Code, the CCPA, other U.S. state comprehensive privacy and social media laws, the GDPR, and the UK Age Appropriate Design Code impose various obligations on companies that process children's data, including requiring certain consents to process such data and extending certain rights to children and their parents with respect that data. Some of these obligations have wide ranging applications, including for services that do not intentionally target child users (defined in some circumstances as a user under the age of 18 years old). These laws may be, or in some cases, have already been, subject to legal challenges and changing interpretations, which may further complicate our efforts to comply with these laws.

Students who use some of our services, including high school students who use our Chegg Writing and Chegg Prep services, may be under the age of 18. Accordingly, our business is subject to certain laws covering the protection of minors. For example, various U.S. and international laws restrict the distribution of materials considered harmful to minors and impose additional restrictions on the ability of online services to collect information from minors. Although our policy is to avoid knowingly collecting personal information from children under the age of 13 and we do not believe that our websites or online services are directed to children under the age of 13, regulators or private plaintiffs could disagree with this assessment and challenge our compliance with the COPPA which impose enhanced notice, verifiable parental consent, data minimization, security and other data privacy requirements on child-directed sites and online services that our services are not designed to support.

Additionally, we may be subject to certain marketing laws that govern our use of personal information. For example, the CAN-SPAM and the TCPA impose specific requirements on communications with customers. For example, the TCPA imposes various consumer consent requirements and other restrictions on certain telemarketing activity and other communications with consumers by phone, fax or text message. TCPA violations can result in significant financial penalties, including penalties or criminal fines imposed by the Federal Communications Commission or fines of up to $1,500 per violation imposed through private litigation or by state authorities. Furthermore, under various other privacy laws and other obligations, we may be required to obtain certain consents to process personal data.

Foreign privacy, data protection, and other laws and regulations, particularly in Europe, are often at least as restrictive as, if not more restrictive than, those in the United States. For example, the European Union's General Data Protection Regulation ("EU GDPR"), the United Kingdom's GDPR ("UK GDPR" and together with the EU GDPR, the "GDPR"), Brazil's General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or "LGPD") (Law No. 13,709/2018), and China's Personal Information Protection Law ("PIPL") impose strict requirements for processing personal data. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In addition, some countries (including Europe) and states are considering or have passed legislation implementing requirements with respect to cross-border transfers of data or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. For example, in the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area ("EEA") and the United Kingdom ("UK") have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws.

Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA and UK's standard contractual clauses ("SCCs"), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. Additionally, the SCCs impose additional compliance burdens, such as conducting transfer impact assessments to determine whether additional security measures are necessary to protect the at-issue personal data. In addition, Switzerland similarly restricts personal data transfers outside of those jurisdictions to countries that do not provide an adequate level of personal data protection.

Furthermore, European legislative proposals and present laws and regulations – other than the EU and UK GDPR – apply to cookies and similar tracking technologies, electronic communications, and marketing and regulators are increasingly

focusing on compliance with requirements related to the behavioral, interest-based, or tailored advertising ecosystem. It is anticipated that the ePrivacy Regulation and national implementing laws will replace the current national laws implementing the ePrivacy Directive. Compliance with these laws may require us to make significant operational changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, and subject us to liabilities.

Outside of Europe, other laws further regulate behavioral, interest-based, or tailored advertising, making certain online advertising activities more difficult and subject to additional scrutiny. For example, the CCPA grants California residents the right to opt-out of a company's sharing of personal data for advertising purposes in exchange for money or other valuable consideration. As individuals become increasingly aware of and resistant to the collection, use, and sharing of personal information in connection with advertising, some users have opted out of our processing of personal data for advertising purposes, which has negatively impacted our ability to collect certain user data and our advertising partners' ability to deliver relevant content, and more may do so in the future.

We use AI, including generative AI, and ML technologies in our products and services (collectively, "AI/ML" technologies). The development and use of AI/ML present various privacy and security risks that may impact our business. AI/ML are subject to privacy and data security laws, as well as increasing regulation and scrutiny. Several jurisdictions around the globe, including Europe and certain U.S. states, have proposed enacted, or are considering laws governing the development and use of AI/ML, such as the EU's AI Act. We expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/ML. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI/ML, or prevent or limit our use of AI/ML. For example, the FTC has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML where they allege the company has violated privacy and consumer protection laws. If we cannot use AI/ML or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

In addition to data privacy and security laws, we may be or may become subject to industry standards adopted by industry groups. For example, we may rely on vendors to process payment card data, and we, or those vendors, may be subject to the Payment Card Industry Data Security Standard ("PCI DSS"), which requires companies to adopt certain measures to ensure the security of cardholder information, including using and maintaining firewalls, adopting proper password protections for certain devices and software, and restricting data access. We also have internal and publicly posted policies regarding, and are bound by contractual commitments with respect to, our collection, processing, use, disclosure, deletion and security of information. The publication of our privacy policies, our contracts and other documentation that provide commitments about data privacy and security can subject us to potential actions and other adverse consequences.

Public scrutiny of Internet privacy issues and actual or perceived failure to comply with our obligations with respect to privacy and data security could harm our business, including by damaging our reputation and relationships with students and educators.

We strive to comply with all applicable laws, policies, contractual obligations, and industry codes of conduct relating to privacy and data protection. However, U.S. federal, state and local, and international laws and regulations regarding privacy and data protection are rapidly evolving and may be inconsistent and we could be deemed out of compliance as such laws and their interpretations change. Our business model materially depends on our ability to process personal data, so we are particularly exposed to the risks associated with the rapidly changing legal landscape. Practices regarding the collection, use, storage, display, processing, transmission and security of personal information by companies, particularly those offering online services, have recently come under increased public scrutiny.

Any failure or perceived failure by us, our personnel, or third parties on which we rely or with which we work to comply with the aforementioned privacy obligations or any compromise of security that results in the unauthorized release or transfer of sensitive information, which may include personal information or other data, may result in significant consequences, including governmental enforcement actions, litigation, additional reporting requirements and/or oversight, bans on processing personal information, orders to destroy or not to use personal information, or public statements against us by consumer advocacy groups or others and could cause students, tutors, educators, partners and others to lose trust in us, which could have an adverse effect on our business. Additionally, such events could lead to loss of customers; interruptions or stoppages in our business operations; inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to our business model or operations.

Noncompliance with certain privacy and data security laws we may be subject to could subject us to particularly significant penalties. For example, TCPA violations can result in penalties or criminal fines imposed by the Federal Communications Commission or statutory damages awards of up to $1,500 per violation imposed through private litigation or fines by state authorities. Additionally, the CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Furthermore, under the EU GDPR, companies may face temporary or definitive bans on data processing, fines of up to 20 million Euros or 4% of annual global revenue (whichever is greater), audits and inspections, private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests, among other penalties.

Inability to comply with applicable data transfer restrictions may also present unique risks. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data (including data regarding foreign students) and work with partners, vendors and other third parties, injunctions against our processing or transferring of personal data necessary to operate our business, among other consequences.

We have in the past and may in the future be subject to regulatory investigations and actions or litigation in connection with any noncompliance with our privacy obligations or a security breach or related issue, and we could also be liable to third parties for these types of incidents. For instance, we have been subject to litigation and investigations as a result of past security incidents, as further described in the risk factor titled "*The compromise of our information technology systems or data, including through computer malware, viruses, hacking, phishing attacks, spamming and other security incidents, could harm our business and results of operations*," and a consent order has been finally approved and entered by the FTC related to the same, as further described in Note 10, "Commitments and Contingencies," of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. We could face similar actions, or other actions related to our privacy and data security practices, in the future.

We are subject to privacy and cybersecurity laws across multiple jurisdictions which are highly complex, overlapping, and which create compliance challenges that may expose us to substantial costs, liabilities, or loss of customer trust. Our actual or perceived failure to comply with these laws could harm our business.

We have internal and publicly posted policies regarding our collection, processing, use, disclosure, deletion and security of information. Although we endeavor to comply with our policies and documentation, we may at times fail to do so or be accused of having failed to do so. The publication of our privacy policies and other documentation that provide commitments about data privacy and security can subject us to potential actions if they are found to be deceptive, unfair, or otherwise misrepresent our actual practices, which could materially and adversely affect our business, financial condition and results of operations. In addition, compliance with inconsistent or new privacy and cybersecurity laws could impact our business strategies and the availability of previously useful data, increase our potential liability, increase our compliance costs, require changes in business practices and policies and adversely impact our business.

Our business, including our ability to operate internationally, could be adversely affected if new legislation or regulations are adopted or due to changes in interpretations or implementations of current legislation and regulations.

Any new or significant change to applicable laws, regulations or industry standards or practices regarding the use, disclosure or other processing of personal data could adversely affect our business, including insofar as it may require us to modify our products and services and limit our ability to develop new products and services.

For example, proposed or recently adopted EU laws could significantly affect our business in the future. For example, the Digital Services Act or "DSA", took effect in February of 2024, imposes new restrictions and requirements for our products and services, such as a prohibition on targeted advertising to minors in the EEA, and may significantly increase our compliance costs. The European Commission's proposed AI Act could also impose new obligations or limitations affecting our business, if and when it enters into force. The legal landscape with respect to privacy and data security in the U.S. and elsewhere is similarly in flux with a number of pending legislative and regulatory proposals that could have significant impacts on our business, if effected.

In addition, the Federal Trade Commission recently announced a final "click-to-cancel" rule that will require subscription services like Chegg to make it as easy for consumers to cancel their enrollment as it was to sign up. Other

jurisdictions and states, such as California, are contemplating similar legislation. This new legislation and regulation could have a material negative impact on our business, financial condition, and results of operations.

Risks Related to Ownership of Our Common Stock

Our stock price has been and will likely continue to be volatile.

The trading price of our common stock has been, and is likely to continue to be, volatile. In addition to the factors discussed in this Annual Report on Form 10-K, the trading price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including, among others:

- our announcement of actual results for a fiscal period that are higher or lower than projected results or our announcement of revenues or earnings guidance that is higher or lower than expected;
- issuance of new or updated research or reports by securities analysts, including unfavorable reports or change in recommendation or downgrading of our common stock;
- announcements by us, our competitors, or other parties of significant products or features, technologies (including AI-related developments), acquisitions, strategic relationships and partnerships, joint ventures, or capital commitments;
- actual or anticipated changes in our growth rate relative to our competitors;
- changes in the economic performance or market valuations of actual or perceived comparable companies;
- future sales of our common stock by our officers, directors, and existing stockholders or the anticipation of such sales;
- issuances of additional shares of our common stock or convertible instruments in connection with acquisitions and capital raising transactions;
- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares, including any common stock issued upon conversion of the notes;
- lawsuits threatened or filed against us;
- regulatory developments in our target markets affecting us, students, colleges, brands, publishers, or our competitors;
- the U.S. political climate, with a focus on cutting budgets, higher education, and taxation;
- terrorist attacks or natural disasters or similar events impacting countries where we operate; and
- general economic and market conditions.

Furthermore, both domestic and international stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of companies in general and technology companies in particular. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. Technology companies have been particularly susceptible to stock price volatility. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been and may continue to be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business and results of operations.

We may be subject to short-selling strategies that may drive down the market price of our common stock.

Short selling occurs when an investor borrows a security and sells it on the open market, with the intention of buying identical securities at a later date to return to the lender. A short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares. Because it is in the short seller's best interests for the price of the stock to decline, some short sellers publish, or arrange for the publication of, opinions or characterizations regarding the relevant issuer, its business prospects, and similar matters calculated to or which may create negative market momentum. Short sellers can publicly attack a company's reputation and business on a broader scale via online postings. In the past, the publication of such commentary about us by a disclosed short seller has precipitated a decline in the market price of our common stock, and future similar efforts by other short sellers may have similar effects.

In addition, if we are subject to unfavorable allegations promoted by short sellers, even if untrue, we may have to expend a significant amount of resources to investigate such allegations and defend ourselves from possible shareholder suits prompted by such allegations, which could adversely impact our business, results of operations, and financial condition.

Delaware law and provisions in our restated certificate of incorporation and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested

stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- our board of directors is classified into three classes of directors with staggered three-year terms and directors can only be removed from office for cause and by the approval of the holders of at least two-thirds of our outstanding common stock;
- subject to certain limitations, our board of directors has the sole right to set the number of directors and to fill a vacancy resulting from any cause or created by the expansion of our board of directors, which prevents stockholders from being able to fill vacancies on our board of directors;
- only our board of directors is authorized to call a special meeting of stockholders;
- our restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of common stock;
- advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders;
- our stockholders cannot act by written consent;
- our restated bylaws can only be amended by our board of directors or by the approval of the holders of at least two-thirds of our outstanding common stock; and
- certain provisions of our restated certificate of incorporation can only be amended by the approval of the holders of at least two-thirds of our outstanding common stock.

In addition, our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation, or our bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. This exclusive forum provision will not apply to claims that are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not preclude the filing of claims brought to enforce any liability or duty created by the Exchange Act or Securities Act of 1933, as amended (Securities Act) or the rules and regulations thereunder in federal court.

Our securities repurchase program could affect the price of our common stock and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our common stock.

In November 2024, our board of directors approved a $300.0 million increase to our existing securities repurchase program authorizing the repurchase of our common stock and/or convertible notes, through open market purchases, block trades, and/or privately negotiated transactions or pursuant to Rule 10b5-1 plans, in compliance with applicable securities laws and other legal requirements. The timing, volume, and nature of the repurchases will be determined by management based on the capital needs of the business, market conditions, applicable legal requirements, alternative investment opportunities, and other factors. As of December 31, 2024, we had $207.5 million remaining under the securities repurchase program, which has no expiration date and will continue until otherwise suspended, terminated or modified at any time for any reason by our board of directors.

Repurchases pursuant to our securities repurchase program could affect the price of our common stock and increase its volatility. The existence of our securities repurchase program could also cause the price of our common stock to be higher than it would be in the absence of such a program and could reduce the market liquidity for our common stock. Additionally, repurchases under our securities repurchase program will diminish our cash reserves, which could impact our ability to further develop our business and service our indebtedness. There can be no assurance that any repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased such shares. Any failure to repurchase securities after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price. Although our securities repurchase program is intended to enhance long-term stockholder value, short-term price fluctuations could reduce the program's effectiveness.

Risks Related to Our Convertible Senior Notes

Servicing our convertible senior notes requires a significant amount of cash, and we may not have sufficient cash flow or cash on hand to repay them, settle conversions in cash or to repurchase them upon a fundamental change, and any future debt may contain limitations on our ability to pay cash upon conversion or repurchase.

In August 2020, we issued $1.0 billion in aggregate principal amount of 0% convertible senior notes due in 2026 (2026 notes). In March/April 2019, we issued $800 million in aggregate principal amount of 0.125% convertible senior notes due in 2025 (2025 notes, together with the 2026 notes, the notes). The aggregate principal amounts of both the 2026 notes and 2025 notes include $100 million from the initial purchasers fully exercising their option to purchase additional notes. As of December 31, 2024, the outstanding principal amount of our 2026 notes and 2025 notes was $128 million and $359 million, respectively.

The notes were issued in private placements to qualified institutional buyers pursuant to Rule 144A of the Securities Act. Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness, including the notes, depends on our future performance, which is subject to many factors, including, economic, financial, competitive and other, beyond our control. We may not be able to generate cash flow from operations, in the foreseeable future, sufficient to service our debt and make necessary capital expenditures and may therefore be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance the notes will depend on the capital markets and our financial condition at such time. Given the volume of our repurchases of the notes to date, our future repurchases may be restrained by the quantity available for sale on the capital markets. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations, and limit our flexibility in planning for and reacting to changes in our business.

Holders of the notes will have the right to require us to repurchase all or a portion of their notes upon the occurrence of a fundamental change before the maturity date at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any. In addition, upon conversion of the notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the notes being converted. However, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of notes surrendered therefore or pay cash with respect to notes being converted. If we elect to deliver shares of our common stock to settle such conversion, the issuance of our common stock may cause immediate and significant dilution.

In addition, our ability to repurchase the notes or to pay cash upon conversions of notes may be limited by law, regulatory authority or agreements governing any future indebtedness. Our failure to repurchase the notes at a time when the repurchase is required by the indenture or to pay cash upon conversions of notes as required by the indenture would constitute a default under the indenture. A default under the indenture or the fundamental change itself could also lead to a default under agreements governing any future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or to pay cash upon conversions of notes.

General Risk Factor

Our operations are susceptible to earthquakes, floods, rolling blackouts and other types of power loss, and public health crises. If these or other natural or man-made disasters were to occur, our business and results of operations would be adversely affected.

Our business and operations could be materially adversely affected in the event of earthquakes, blackouts, or other power losses, floods, fires, telecommunications failures, break-ins, acts of terrorism, wars, including the war in Ukraine and the Israel-Hamas war, public health crises, inclement weather, shelving accidents, or similar events. Our executive offices are located in the San Francisco Bay Area, an earthquake-sensitive area and susceptible to wildfires. If floods, fire, inclement weather including extreme rain, wind, heat, or cold, or accidents due to human error were to occur and cause damage to our properties or our distribution partners' ability to fulfill orders for print textbook rentals and sales, our results of operations would suffer, especially if such events were to occur during peak periods. We may not be able to effectively shift our operations due to disruptions arising from the occurrence of such events, and our business and results of operations could be affected adversely as a result. Moreover, damage to or total destruction of our executive offices resulting from earthquakes may not be covered in whole or in part by any insurance we may have.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Chegg and its Board of Directors (the "Board") recognize the critical importance of maintaining the trust and confidence of our students, business partners, and employees. We have established an Information Security and Governance Program ("ISP") utilizing the National Institute of Standards and Technology Cybersecurity Framework as an authoritative source of cybersecurity standards and framework for measurement. The ISP is comprised of the following components: (i) policies which describe the core requirements and design aspects of the program, (ii) standards that provide quantifiable and prescriptive requirements to meet the program's design, (iii) processes that provide operational requirements to meet the ISP's policies and standards consistently, and (iv) implementation playbooks which are created, maintained, and used by the respective team responsible for implementation.

The ISP has three core functions underlying its design, which are intended to provide Chegg with appropriate oversight and governance to execute, monitor, measure and report on the performance of the program in a consistent manner:

- management (control owners) have a responsibility to own and manage risks associated with day-to-day operations, including the design, implementation, and ongoing operation of controls;
- compliance and cybersecurity teams enable the identification of emerging risks in daily operation of our business, providing compliance and oversight in the form of frameworks, policies, tools, and techniques to support management; and
- independent assessors provide objective evaluation by assessing whether the first and second functions above are operating successfully, providing assurance that controls are effective in both design and operation.

The Audit Committee of the Board (the "Audit Committee") provides independent oversight of the ISP. As a component of the ISP, the Audit Committee receives a report on the health and performance of the ISP on at least an annual basis. The Audit Committee provides guidance and oversight to help ensure the ISP meets the needs of all interested parties and fulfills its core functions.

Our Trust and Security organization ("T&S") is responsible for implementing the ISP. T&S is led by our Chief Information Security Officer ("CISO"), Lonnie Benavides, who reports to our Chief Technology Officer ("CTO"), Chuck Geiger. T&S is made up of two sub-teams, each led by a director who reports to the CISO:

- **Information Security**, which is responsible for implementing all aspects of the ISP and is structured around the following pillars: (i) Application Security, (ii) Infrastructure (Cloud) Security, (iii) Corporate IT Security, (iv) Security Operations, and (v) Governance and Risk Management.
- **Compliance and Privacy**, which is responsible for assessing and preparing internal teams for regulatory compliance pertaining to information security, secured financial reporting, and privacy and is structured around the following pillars: (i) Privacy, (ii) Compliance, (iii) Vendor Risk Management, and (iv) Security Awareness.

T&S also partners with other dedicated teams which report to our CTO:

- **Operations and Analytics**, which is responsible for identifying and measuring consumer fraud and abuse of our customer-facing services, implementing manual and automated operations to ensure these are within acceptable bounds, and working with our product and engineering teams to design and implement longer term solutions.
- **Security and Fraud Engineering**, which is responsible for building libraries, services, and integrations that interface with both backend and vendor systems to support the objectives of T&S.

Mr. Benavides joined Chegg in 2024 and has served various roles in information technology and security for over 25 years, including serving as CISO of a mortgage servicing company prior to joining Chegg. Mr. Benavides holds an undergraduate degree in Information Technology with a specialization in Information Assurance and Security and was a distinguished graduate of the US Air Force Secure Communications school. Mr. Geiger holds an undergraduate degree in computer science and has served in various roles in information technology for over 30 years, including serving as either the CTO or Executive Vice President of Technology of four companies prior to joining Chegg. Our CEO, CFO and General Counsel each hold degrees in their respective fields, and each have over 20 years of experience managing risks at Chegg and other companies, including risks arising from cybersecurity threats.

For discussion of our risk factors relating to cybersecurity and data privacy, see the "Risks Related to Data Privacy" section included in Part I, Item 1A, "Risk factors" of this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Santa Clara, California and consist of approximately 45,000 square feet of space under a lease that expires in November 2028. We have additional offices in Oregon in the United States and internationally in the United Kingdom, India, and Spain. Our corporate office leases expire at varying times between 2025 and 2033. We believe our facilities are adequate for our current needs and for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

We may from time to time be subject to certain legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, patents, copyrights, and other intellectual property rights; employment claims; and general contract or other claims. We may also, from time to time, be subject to various legal or government claims, demands, disputes, investigations, or requests for information. Such matters may include, but not be limited to, claims, disputes, or investigations related to warranty, refund, breach of contract, employment, intellectual property, government regulation, or compliance or other matters. For further information on our legal proceedings, see Note 10, "Commitments and Contingencies," of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

In addition, on February 24, 2025, we filed a complaint in the U.S. District Court for the District of Columbia against Google LLC and Alphabet Inc. ("Google"), asserting federal antitrust claims and common-law unjust enrichment claims, in connection with Google's expansion of its AIO search experience, and seeking damages, restitution, disgorgement, and injunctive relief. Given the nature of the case, including that the proceedings are in their early stages, we are unable to predict the ultimate outcome of the case or whether Google will seek to counter claim, or the likelihood of success should Google do so.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the New York Stock Exchange under the symbol "CHGG."

Stockholders of Record

As of January 31, 2025, there were 25 stockholders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividends

We do not intend to declare or pay any cash dividends in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

See Part III, Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K for more information regarding securities authorized for issuance.

Recent Sales of Unregistered Securities

We had no unregistered sales of our securities during the three months ended December 31, 2024.

Purchases of Equity Securities by the Registrant and Affiliated Purchasers

We did not purchase any of our common stock during the three months ended December 31, 2024.

Securities Repurchase Program

In November 2024, our board of directors approved a $300.0 million increase to our existing securities repurchase program authorizing the repurchase of our common stock and/or convertible notes, through open market purchases, block trades, and/or privately negotiated transactions or pursuant to Rule 10b5-1 plans, in compliance with applicable securities laws and other legal requirements. The timing, volume, and nature of the repurchases will be determined by management based on the capital needs of the business, market conditions, applicable legal requirements, alternative investment opportunities, and other factors. As of December 31, 2024, we had $207.5 million remaining under the securities repurchase program, which has no expiration date and will continue until otherwise suspended, terminated or modified at any time for any reason by our board of directors.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Chegg under the Securities Act or the Exchange Act.

The following graph presents a comparison from December 31, 2019, through December 31, 2024, of the cumulative total return for our common stock, the Standard & Poor's 500 Stock Index (S&P 500) and the NASDAQ Composite Index (NASDAQ Composite). The graph assumes that $100 was invested at the market close on December 31, 2019, in the common stock of Chegg, Inc., the S&P 500 and the NASDAQ Composite and data for the S&P 500 and the NASDAQ Composite assumes reinvestment of dividends. The stock price performance of the following graph is not necessarily indicative of future stock price performance.



ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. We have omitted discussion of the earliest of the three years of financial condition and results of operations and this information can be found in Part I, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 20, 2024, which is available free of charge on the SEC's website at sec.gov and on our website at investor.chegg.com. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. See the section titled "Note about Forward-Looking Statements" for additional information. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report on Form 10-K, particularly in Part I, Item 1A, "Risk Factors."

Overview

Chegg provides individualized learning support to students as they pursue their educational journeys. Available on demand 24/7 and powered by over a decade of learning insights, the Chegg platform offers students artificial intelligence ("AI")-powered academic support thoughtfully designed for education coupled with access to a vast network of subject matter experts who help ensure quality and accuracy. No matter the goal, level, or style, Chegg helps millions of students around the world learn with confidence by helping them build essential academic, life, and job skills to achieve success.

Our long-term strategy is centered upon our ability to utilize our Subscription Services to increase student engagement with our learning platform. We continue to invest in the expansion of our offerings and technology platform to provide a more compelling and personalized solution and deepen engagement with students. We continue to integrate artificial intelligence into our platform, and it is now conversational, more instructional, and interactive. We remain focused on providing a holistic and differentiated product offering that supports the whole student with 360 degrees of individualized academic and functional support, including the delivery of high-quality and accurate content. We believe the investments we are making will allow us to return to revenue growth over time. Our ability to achieve these long-term objectives is subject to numerous risks and uncertainties, which are described in greater detail below and in Part II, Item 1A, "Risk Factors."

Exploration of Strategic Alternatives

On February 24, 2025, we announced that we are undertaking a strategic review process and exploring a range of alternatives to maximize shareholder value, including being acquired, undertaking a go-private transaction, or remaining as a standalone public company. This review will be ongoing with our continued investment, innovation, and execution. We have not set a timetable for the completion of this process, and there can be no assurance that it will result in any transaction or outcome.

Business Updates and Developments

Recent technological shifts, notably Google's roll out of AI Overviews (AIO) and continued increase in adoption of free and paid generative AI services by students, have created and are expected to continue to create headwinds for our industry and our business, most notably a reduction in traffic to our website and customers subscribing to our services. In mid-August, Google broadly rolled out its AIO search experience, or AIO, which displays AI-generated content at the top of its search results. This experience, which includes questions and solutions for education, keeps users on Google search results versus leading them onto our site. AIO's prevalence has grown and will only continue to increase. While we continue to study the changes and adjust our SEO strategy, we expect Google to continue its shift from being a search origination point to the destination, which could materially adversely affect our business, operating results and financial condition.

In addition, across our industry, there has been a continued increase in the adoption of free and paid generative AI products for academic support, and students are increasingly turning to generative AI for academic support, such as homework and exams, as well as assistance in other areas of daily life. This issue impacts education technology companies broadly, where students see generative AI products like Chat GPT and others as strong alternatives to vertically specialized solutions for education such as Chegg. These developments have negatively impacted our industry and our business and are expected to continue to impact our overall traffic and accelerate the decline in the number of new subscribers that sign up for our services,

resulting in continued negative impacts to our growth, business, operating results and financial condition. See Part II, Item 1A, "Risk Factors" for additional details.

In June 2024, we undertook a strategic restructuring plan based on the environment in which we were operating to realign our expenses with the revenue trends at the time. The June 2024 restructuring plan included a reduction in workforce, the closure of two offices, and a change in our Chegg Skills offering such that we no longer offer Chegg Skills directly to customers. Since then, the factors described above have negatively impacted our business and our outlook. As a result, in November 2024, we announced an additional restructuring plan to further manage costs and align with the market. The November 2024 restructuring plan included a reduction in workforce and the closure of one office. During the year ended December 31, 2024, we recorded $24.6 million of restructuring charges and for fiscal year 2025, we expect to realize cost savings as a result of the restructuring plans. See Part I, Item 1A, "Risk Factors", Note 6, "Property and Equipment, Net", and Note 15, "Restructuring Charges" of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Financial Statements" of this Annual Report on Form 10-K for additional information.

In September 2024 and June 2024, in consideration of the sustained decline in our stock price, industry developments, and our financial performance, we determined that impairment tests for our goodwill, intangible assets and property and equipment were necessary. As a result, we recorded $677.2 million of impairment expense during the year ended December 31, 2024. See Note 6, "Property and Equipment, Net" and Note 7, "Goodwill and Intangible Assets" of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 1, "Financial Statements" of this Annual Report on Form 10-K for additional information.

During the years ended December 31, 2024, and 2023, we generated net revenues of $617.6 million and $716.3 million, respectively, and in the same periods had a net loss of $837.1 million and a net income of $18.2 million.

We have presented revenues for our two product lines, Subscription Services and Skills and Other, based on how students view us and the utilization of our products by them. More detail on our two product lines is discussed in the next two sections titled "Subscription Services" and "Skills and Other."

Subscription Services

Our Subscription Services can be accessed internationally through our websites and on mobile devices and include Chegg Study Pack, Chegg Study, Chegg Writing, Chegg Math, and Busuu. Students typically pay to access our Subscription Services on a monthly basis. Revenues from our Subscription Services are primarily recognized ratably over the monthly subscription period whereas the number of subscribers are determined as those who have paid to access our services at any time during the period. Changes in revenues are primarily related to changes in subscribers. Our Chegg Study subscription service provides access to personalized, step-by-step learning support powered by AI, computational engines, and subject matter experts. When students need writing help, including plagiarism detection scans and creating citations for their papers, they can use our Chegg Writing subscription service. Our Chegg Math subscription service helps students understand math by providing a step-by-step math solver and calculator. We also offer our Chegg Study Pack as a premium subscription bundle of our Chegg Study, Chegg Writing, and Chegg Math services. Subscribers to Busuu have access to a premium language learning platform that offers comprehensive support through self-paced lessons, live classes with expert tutors and a huge community of members to practice alongside.

Skills and Other

Our Skills and Other product line includes revenues from Chegg Skills, advertising services, print textbooks and eTextbooks. Our Chegg Skills learning platform offers professional courses focused on the latest technology skills. We work with leading brands and programmatic partners to deliver advertising across our platforms. We also provide a platform for students to rent or buy print textbooks and eTextbooks, which helps students save money compared to the cost of buying new.

Seasonality of Our Business

Revenues from Subscription Services are primarily recognized ratably over the subscription term, which has generally resulted in our highest revenues and profitability in the fourth quarter as it reflects more days of the academic year. Certain variable expenses, such as marketing expenses, remain highest in the first and third quarters such that our profitability may not provide meaningful insight on a sequential basis. As a result of these factors, the most concentrated periods for our revenues and expenses do not necessarily coincide, and comparisons of our historical quarterly results of operations on a sequential basis may not provide meaningful insight into our overall financial performance.

Components of Results of Operations

Net Revenues

We recognize revenues net of allowances for refunds or charge backs from our payment processors who process payments from credit cards, debit cards, and PayPal. Revenues from Chegg Study Pack, Chegg Study, Chegg Writing, Chegg Math, and Busuu are primarily recognized ratably over the monthly subscription period. Revenues from Chegg Skills are recognized over the delivery period, adjusted for an estimate of non-redemption. Revenues from advertising services are recognized upon fulfillment. Revenues from print textbooks and eTextbooks are recognized immediately.

Cost of Revenues

Our cost of revenues consists primarily of expenses associated with the delivery and distribution of our products and services. Cost of revenues primarily consists of content amortization expense related to content that we develop, license from publishers, or acquire through acquisitions, web hosting fees, customer support fees, payment processing costs, amortization of acquired intangible assets, employee-related expenses, which includes salaries, benefits and share-based compensation expense, and other direct costs related to providing content or services. In addition, cost of revenues includes allocated information technology and facilities costs.

Operating Expenses

We classify our operating expenses into three categories: research and development, sales and marketing, and general and administrative. One of the most significant components of our operating expenses is employee-related expenses, which include salaries, benefits, and share-based compensation expense. We allocate certain costs to each expense category, primarily based on the headcount in each group at the end of a period. As our business grows, our operating expenses may increase over time to expand capacity and sustain our workforce.

Research and Development

Research and development expenses consist of employee-related expenses, which includes salaries, benefits, and share-based compensation expense for employees on our product, engineering, and technical teams who are responsible for maintaining our website, developing new products, and improving existing products. Research and development expenses also include technology costs to support our research and development, and outside services. We expense substantially all of our research and development expenses as they are incurred. Our research and development expenses continue to support new products and services as well as expand our infrastructure capabilities to support back-end processes associated with our revenue transactions and internal systems. We intend to continue making significant investments in developing new products and services and enhancing the functionality of existing products and services.

Sales and Marketing

Sales and marketing expenses consist of user and advertiser-facing marketing and promotional expenditures through a number of targeted online marketing channels, sponsored search, display advertising, social media campaigns, and other initiatives. We incur employee-related expenses, which includes salaries, benefits and share-based compensation expenses for our employees engaged in marketing, business development and sales, sales support functions, and amortization of acquired intangible assets. Our marketing expenses are largely variable and to the extent there is increased or decreased competition for these traffic sources, or to the extent our mix of these channels' shifts, we could see a corresponding change in our sales and marketing expenses.

General and Administrative

General and administrative expenses consist of employee-related expenses, which includes salaries, benefits and share-based compensation expense for certain executives as well as our finance, legal, human resources and other administrative employees. In addition, general and administrative expenses include outside services, legal and accounting services, and facilities expense.

Impairment Expense

Impairment expense consists of impairments of goodwill, intangible assets, and property and equipment, net.

Interest Expense, Net and Other Income, Net

Interest expense, net consists primarily of interest expense on the amortization of debt issuance costs related to the convertible senior notes. Other income, net consists primarily of interest income, gains on early extinguishment of the convertible senior notes, and realized gains/losses on the sale of our investments.

Provision For Income Taxes

Provision for income taxes consists primarily of federal and state income taxes in the United States and income taxes in certain non-US jurisdictions.

Results of Operations

The following table presents our historical consolidated statements of operations (in thousands, except percentage of total net revenues):

	Years Ended December 31,			
	2024		2023	
Net revenues	$ 617,574	100 %	$ 716,295	100 %
Cost of revenues[1]	180,927	29	225,941	32
Gross profit	436,647	71	490,354	68
Operating expenses:				
Research and development[1]	170,431	28	191,705	27
Sales and marketing[1]	108,329	18	126,591	18
General and administrative[1]	217,756	35	236,183	33
Impairment expense	677,239	n/m	3,600	—
Total operating expenses	1,173,755	n/m	558,079	78
Loss from operations	(737,108)	n/m	(67,725)	(10)
Total interest expense, net and other income, net	48,742	9	118,037	17
(Loss) income before provision for income taxes	(688,366)	n/m	50,312	7
Provision for income taxes	(148,702)	n/m	(32,132)	(4)
Net (loss) income	$ (837,068)	n/m	$ 18,180	3 %

[1] Includes share-based compensation expense and restructuring charges as follows:

Share-based compensation expense:		
Cost of revenues	$ 1,786	$ 2,256
Research and development	28,044	44,103
Sales and marketing	7,466	9,524
General and administrative	47,318	77,619
Total share-based compensation expense	$ 84,614	$ 133,502

Restructuring charges:		
Cost of revenues	$ 762	$ 12
Research and development	11,387	1,692
Sales and marketing	2,630	1,228
General and administrative	9,824	2,772
Total restructuring charges	$ 24,603	$ 5,704

*n/m - not meaningful

Net Revenues

The following table presents our total net revenues for the periods shown for our Subscription Services and Skills and Other product lines (in thousands, except percentages):

| | Years Ended December 31, | | Change in 2024 | |
	2024	2023	$	%
Subscription Services	$ 549,211	$ 640,520	$ (91,309)	(14)%
Skills and Other	68,363	75,775	(7,412)	(10)
Total net revenues	$ 617,574	$ 716,295	$ (98,721)	(14)

Subscription Services revenues decreased by $91.3 million, or 14%, during the year ended December 31, 2024, compared to the same period in 2023. The decrease was primarily due to a 14% decrease in subscribers who have paid to access our services. Subscription Services revenues as a percentage of net revenues were 89% during each of the years ended December 31, 2024 and 2023.

Skills and Other revenues decreased by $7.4 million, or 10%, during the year ended December 31, 2024 compared to the same period in 2023. The decrease was primarily due to lower revenues in Chegg Skills related to fewer enrollments. Skills and Other revenues as a percentage of net revenues were 11% during each of the years ended December 31, 2024 and 2023.

Cost of Revenues

The following table presents our cost of revenues for the periods shown (in thousands, except percentages):

| | Years Ended December 31, | | Change in 2024 | |
	2024	2023	$	%
Cost of revenues[1]	$ 180,927	$ 225,941	$ (45,014)	(20)%
[1] Includes share-based compensation expense of:	$ 1,786	$ 2,256	$ (470)	(21) %
[1] Includes restructuring charges of:	$ 762	$ 12	$ 750	n/m

*n/m - not meaningful

Cost of revenues decreased $45.0 million, or 20%, during the year ended December 31, 2024, compared to the same period in 2023. The decrease was primarily due to the absence of the $38.2 million content and related assets charge, lower contractor spend of $4.4 million, lower depreciation and amortization expense of $4.0 million, and lower payment processing fees of $2.9 million, which is primarily due to the decrease in subscribers who have paid to access our services, which was partially offset by higher web hosting fees of $2.5 million and the absence of the gain on disposition of textbooks of $1.2 million. Gross margins increased to 71% during the year ended December 31, 2024, from 68% during the same period in 2023.

See Note 6, "Property and Equipment, Net" of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Financial Statements" of this Annual Report on Form 10-K for additional information on the content and related assets charge.

Operating Expenses

The following table presents our total operating expenses for the periods shown (in thousands, except percentages):

	Years Ended December 31,		Change in 2024	
	2024	2023	$	%
Research and development[1]	$ 170,431	$ 191,705	$ (21,274)	(11)%
Sales and marketing[1]	108,329	126,591	(18,262)	(14)
General and administrative[1]	217,756	236,183	(18,427)	(8)
Impairment expense	677,239	3,600	673,639	n/m
Total operating expenses	$1,173,755	$ 558,079	$ 615,676	n/m
[1] Includes share-based compensation expense of:				
Research and development	$ 28,044	$ 44,103	$ (16,059)	(36) %
Sales and marketing	7,466	9,524	(2,058)	(22)
General and administrative	47,318	77,619	(30,301)	(39)
Total share-based compensation expense	$ 82,828	$ 131,246	$ (48,418)	(37)
[1] Includes restructuring charges of:				
Research and development	$ 11,387	$ 1,692	$ 9,695	n/m
Sales and marketing	2,630	1,228	1,402	n/m
General and administrative	9,824	2,772	7,052	n/m
Total restructuring charges	$ 23,841	$ 5,692	$ 18,149	n/m

*n/m - not meaningful

Research and Development

Research and development expenses decreased $21.3 million, or 11%, during the year ended December 31, 2024 compared to the same period in 2023. The decrease was primarily due to lower employee-related expenses of $28.8 million, which is primarily due to share-based compensation expense, partially offset by higher restructuring charges of $9.7 million. Research and development expenses as a percentage of net revenues were 28% during the year ended December 31, 2024 compared to 27% during the same period in 2023.

Sales and Marketing

Sales and marketing expenses decreased by $18.3 million, or 14%, during the year ended December 31, 2024, compared to the same period in 2023. The decrease was primarily attributable to lower depreciation and amortization expense of $12.0 million, which is primarily due to previously recognized impairment charges, lower employee-related expenses $4.3 million, which is primarily due to share-based compensation expense, and lower paid marketing expenses of $1.7 million. Sales and marketing expenses as a percentage of net revenues were 18% during each of the years ended December 31, 2024 and 2023.

General and Administrative

General and administrative expenses decreased $18.4 million, or 8%, during the year ended December 31, 2024 compared to the same period in 2023. The decrease was due to lower employee-related expenses of $38.6 million, which is primarily due to share-based compensation expense, partially offset by higher restructuring charges of $7.1 million, impairment of lease related assets of $5.6 million, and a higher loss contingency of $5.0 million. General and administrative expenses as a percentage of net revenues were 35% during the year ended December 31, 2024 compared to 33% during the same period in 2023.

Impairment Expense

Impairment expense was $677.2 million during the year ended December 31, 2024, consisting of impairments of goodwill, intangible assets, and other related property and equipment. Impairment expense was $3.6 million during the year ended December 31, 2023 consisting of an impairment of intangible assets.

See Note 6, "Property and Equipment, Net" and Note 7, "Goodwill and Intangible Assets" of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 1, "Financial Statements" of this Annual Report on Form 10-K for additional information.

Interest Expense, Net and Other Income, Net

The following table presents our interest expense, net, and other income, net, for the periods shown (in thousands, except percentages):

	Years Ended December 31,		Change in 2024	
	2024	2023	$	%
Interest expense, net	$ (2,590)	$ (3,773)	$ 1,183	(31)%
Other income, net	51,332	121,810	(70,478)	(58)
Total interest expense, net and other income, net	$ 48,742	$ 118,037	$ (69,295)	(59)

Interest expense, net decreased by $1.2 million, or 31%, during the year ended December 31, 2024, compared to the same period in 2023. The decrease was primarily due to the early extinguishment of a portion of the 2026 notes.

Other income, net decreased $70.5 million, or 58%, during the year ended December 31, 2024 compared to the same period in 2023, primarily due to a decrease in gain on early extinguishment of a portion of convertible senior notes of $66.4 million and a decrease in interest income of $9.4 million partially offset by the gain on the sale of equity investment of $3.8 million.

See Note 8, "Convertible Senior Notes," of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for additional information on the gain on early extinguishment of a portion of the 2026 notes and 2025 notes.

Provision for income taxes

The following table presents our provision for income taxes for the periods shown (in thousands, except percentages):

	Years Ended December 31,		Change in 2024	
	2024	2023	$	%
Provision for income taxes	$ (148,702)	$ (32,132)	$ (116,570)	n/m

---

*n/m - not meaningful

The $116.6 million change in provision for income taxes during the year ended December 31, 2024 compared to the same period in 2023, was primarily due to the establishment of a valuation allowance against our U.S. federal and state deferred tax assets.

Liquidity and Capital Resources

The following table presents our cash, cash equivalents and investments and convertible senior notes as of the periods shown (in thousands, except percentages):

| | As of December 31, | | Change in 2024 | |
	2024	2023	$	%
Cash, cash equivalents, investments	$ 528,374	$ 579,561	$ (51,187)	(9)%
Convertible senior notes, net [1]	485,949	599,837	(113,888)	(19)

[1] Consists of the current and long-term portion of convertible senior notes, net.

Cash, cash equivalents, and investments decreased $51.2 million, or 9%, during the year ended December 31, 2024 primarily due to the early extinguishment of a portion of the 2026 notes of $96.5 million and purchases of property and equipment of $75.0 million, partially offset by the net cash provided by operating activities of $125.2 million.

Convertible senior notes, net decreased $113.9 million, or 19%, during the year ended December 31, 2024 primarily due to the early extinguishment of a portion of the 2026 notes.

The 2026 notes and 2025 notes mature on September 1, 2026 and March 15, 2025, respectively, unless converted, redeemed, or repurchased in accordance with their terms prior to such dates. Holders of the 2026 notes and 2025 notes may convert their notes at any time on or after June 1, 2026 and December 15, 2024, respectively, until the close of business on the second scheduled trading day immediately preceding the respective maturity dates. See Note 8, "Convertible Senior Notes" of our accompanying Notes to Consolidated Financial Statements included in Part I, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for additional information on our notes.

As of December 31, 2024, our principal sources of liquidity were cash, cash equivalents, and investments totaling $528.4 million, which were held for working capital purposes. The substantial majority of our net revenues are from e-commerce transactions with students, which are settled within a few days through payment processors, as opposed to our accounts payable, which are settled based on contractual payment terms with our suppliers. We believe that our existing sources of liquidity will be sufficient to fund our operations and debt service obligations for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, our investments in research and development activities, our acquisition of new products and services and our sales and marketing activities. To the extent that existing sources of liquidity are insufficient to fund our future operations, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all. If adequate funds are not available on acceptable terms, or at all, we may be unable to adequately fund our business plans and it could have a negative effect on our business, operating cash flows and financial condition. As of December 31, 2024, we have incurred cumulative losses of $889.4 million from our operations and we may incur additional losses in the future.

Most of our cash, cash equivalents, and investments are held in the United States. As we planned to repatriate a portion of the earnings from our subsidiary in India, we accrued a total tax liability of $5.2 million. In November 2024, our subsidiary in India distributed $23.0 million to the United States, resulting in a remittance of $3.5 million in withholding tax. As of December 31, 2024, the net cumulative tax expense related to future distributions amounts to $1.7 million. As a result of the Tax Cuts and Jobs Act, we anticipate the U.S. federal impact for the remaining foreign jurisdictions to be minimal if these funds are repatriated. In addition, based on our current and future needs, we believe our current funding and capital resources for our international operations are adequate.

The following table presents our contractual obligations and other commitments as of December 31, 2024 (in thousands):

	Total	Next 12 Months	Beyond 12 Months
Convertible senior notes [1]	$ 487,044	$ 359,138	$ 127,906
Purchase obligations [2]	172,827	61,170	111,657
Operating lease obligations [3]	29,165	6,822	22,343
Total contractual obligations	$ 689,036	$ 427,130	$ 261,906

[1] Consists of the remaining principal amount due upon maturity and cash interest payments. Our convertible senior notes are recorded on our consolidated balance sheets at their carrying amounts. As of December 31, 2024, the carrying amount of the 2026 notes and 2025 notes was $127.3 million and $358.6 million, respectively.

(2) Represents contractual obligations primarily related to information technology services.
(3) Our corporate offices are leased under operating leases, which expire at various dates through 2033.

In addition, we are also subject to certain legal proceedings and claims in the ordinary course of business and record a liability when we believe that a loss is probable and reasonably estimable. As of December 31, 2024, we've recognized an estimated loss contingency accrual of $7.0 million related to one of our legal proceedings. The timing of such payment is uncertain and we are unable to reliably estimate the timing and therefore have not included in the above table. See Note 10, "Commitments and Contingencies" of our accompanying Notes to Consolidated Financial Statements included in Part I, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for additional information.

The following table presents our consolidated statements of cash flows data for the periods shown (in thousands, except percentages):

	Years Ended December 31,		Change in 2024	
	2024	2023	$	%
Net cash provided by operating activities	$ 125,205	$ 246,198	$ (120,993)	(49)%
Net cash provided by investing activities	11,345	268,673	(257,328)	(96)
Net cash used in financing activities	(109,142)	(852,770)	743,628	(87)

Net cash provided by operating activities decreased $121.0 million, or 49%, during the year ended December 31, 2024, compared to the same period in 2023 and was primarily driven by lower bookings as well as timing of bill payments.

Net cash provided by investing activities decreased $257.3 million, or 96%, during the year ended December 31, 2024, compared to the same period in 2023 and was primarily driven by lower cash from investment maturities of $425.5 million and lower cash proceeds from the sale of investments of $324.5 million partially offset by an increase in cash used for the purchases of investments of $467.0 million.

Net cash used in financing activities decreased $743.6 million, or 87%, during the year ended December 31, 2024, compared to the same period in 2023 and was primarily related to lower repurchases of our convertible senior notes of $409.5 million and lower repurchases of our common stock of $332.2 million.

Critical Accounting Policies, Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. These estimates form the basis for judgments we make about the carrying values of our assets and liabilities, which are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the financial statements. We believe that assumptions and estimates of the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. For further information on all of our significant accounting policies, see Note 2, "Significant Accounting Policies", of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Revenue Recognition and Deferred Revenue

For sales of third-party products, we evaluate whether we are acting as a principal or an agent. Where our role in a transaction is that of principal, revenues are recognized on a gross basis. This requires revenue to comprise the gross value of the transaction billed to the customer, after trade discounts, with any related expenditure charged as a cost of revenues. Where our role in a transaction is that of an agent, revenues are recognized on a net basis with revenues representing the margin earned. Our determination is based on our evaluation of whether we control the specified goods or services prior to transferring them to the customer. There are significant judgments involved in determining whether we control the specified goods or

services prior to transferring them to the customer including whether we have the ability to direct the use of the good or service and obtain substantially all of the remaining benefits from the good or service. We have concluded that we control our Subscription Services and therefore we recognize revenues and cost of revenues on a gross basis. For print textbooks and eTextbooks, we have concluded that we do not control the service and therefore we recognize revenues on a net basis based on our role in the transaction as an agent.

Some of our customer arrangements include multiple performance obligations. We have determined these performance obligations qualify as distinct performance obligations, as the customer can benefit from the service on its own or together with other resources that are readily available to the customer, and our promise to transfer the service is separately identifiable from other promises in the contract. For these arrangements that contain multiple performance obligations, we allocate the transaction price based on the relative standalone selling price (SSP) method by comparing the SSP of each distinct performance obligation to the total value of the contract. We determine the SSP based on our historical pricing and discounting practices for the distinct performance obligation when sold separately. If the SSP is not directly observable, we estimate the SSP by considering information such as market conditions, and information about the customer.

Some of our customer arrangements may include an amount of variable consideration in addition to a fixed revenue share that we earn. This variable consideration can either increase or decrease the total transaction price depending on the nature of the variable consideration. We estimate the amount of variable consideration that we will earn at the inception of the contract, adjusted during each period, and include an estimated amount each period. In determining this estimate, we consider the single most likely amount in a range of possible amounts. This estimated amount of variable consideration requires management to make a judgment based on the forecasted amount of consideration that we expect we will earn as well as the time period in which we can reasonably rely on the accuracy of the forecast. Our estimate of variable consideration is constrained to only include the amount of variable consideration for which it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, as the amounts that we could potentially earn in outer years can change significantly based on factors that are out of our control. If our forecasts are inaccurate, the estimated amount of variable consideration could be inaccurate, which could impact our revenue recognition in a given period.

Impairment of Intangible Assets and Long-Lived Assets

Intangible assets and long-lived assets are tested for impairment, at the asset group level, at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Factors that we consider include the recognition of goodwill impairment charges or planned changes in the use of the asset group. When measuring the recoverability, we make assumptions regarding our estimated future undiscounted cash flows expected to be generated by the asset group. If the asset group is not recoverable, we proceed to estimating the fair value of the asset group, which includes assumptions regarding future growth rates and the amount and timing of expected future cash flow. If our estimates or related assumptions are inaccurate, our conclusion on whether these assets are recoverable or impaired could be incorrect, which could whether we recognize an impairment in a given period.

Goodwill

Goodwill is tested for impairment at least annually or whenever events or changes in circumstances indicate that their carrying values may not be recoverable. We first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. In our qualitative assessment, we consider factors including economic conditions, industry and market conditions and developments, overall financial performance and other relevant entity-specific events in determining whether it is more likely than not that the fair value of our reporting unit is less than the carrying amount. Our qualitative assessment requires management to make judgments based on the factors listed above in our determination of whether events or changes in circumstances indicate that the carrying values may not be recoverable.

If our qualitative assessment concludes that it is more likely than not that the fair value is less than the carrying amount, a quantitative assessment of impairment is performed. Performing a quantitative impairment test includes the determination of fair value and involves significant estimates and assumptions including, among others, forecasted revenue growth rates, operating margins and capital expenditures, and discount rates used to calculate projected future cash flows. If the carrying value exceeds the fair value, an impairment loss is recognized in an amount equal to the excess. If estimates or related assumptions change, this could have a significant impact on either the fair value of our reporting unit, the amount of any goodwill impairment, or both.

Share-based Compensation Expense

We measure and recognize share-based compensation expense for all awards made to employees, directors and consultants, including restricted stock units (RSUs), performance-based RSUs (PSUs) with either a market-based condition or financial and strategic performance target and our employee stock purchase plan (ESPP) based on estimated fair values.

We estimate a forfeiture rate to calculate the share-based compensation expense related to our awards. Estimated forfeitures are determined based on historical data and we continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our share-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the share-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the share-based compensation expense recognized in the financial statements.

Share-based compensation expense for PSUs with a market-based condition is recognized regardless of whether the market condition is satisfied subject to continuing service over the requisite service period. Share-based compensation expense recognized related to PSUs with a financial and strategic performance target is subject to the achievement of performance objectives and requires significant judgment by management in determining the current level of attainment of such performance objectives. Management may consider factors such as the latest financial forecasts and general business trends in the assessment of PSU award attainment. Subsequent changes to these considerations may have a material impact on the amount of share-based compensation expense recognized in the period, which may lead to volatility of share-based compensation expense period-to-period. If the performance objectives are not met or service is no longer provided, no share-based compensation expense will be recognized, and any previously recognized share-based compensation expense will be reversed.

We will continue to use judgment in evaluating the assumptions related to our share-based compensation expense on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates, which could materially impact our future share-based compensation expense.

Provision for Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements or tax returns. In estimating future tax consequences, we generally consider all expected future events other than enactments or changes in the tax law or rates. In assessing the realization of deferred tax assets, we consider whether it is more likely than not that all or some portion of deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Valuation allowances are provided to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence including future reversals of existing taxable temporary differences, projected future taxable income, taxable income in prior carryback years if permitted under the tax law, and tax-planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of technical merits of the position and (2) for those tax positions that meet the more likely than not recognition threshold, we recognize the tax benefit as the largest amount that is cumulative more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The calculation of tax expense and liabilities involves dealing with uncertainties in the application of complex global tax regulations. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. Significant judgment is required in determining our provision for income taxes and evaluating our uncertain tax positions. To the extent that the final tax outcome of these matters may differ from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. As a result, significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

Recent Accounting Pronouncements

For relevant recent accounting pronouncements, see Note 2, "Significant Accounting Policies", of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including changes to foreign currency exchange rates and interest rates.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Indian Rupee, Euro, and British Pound Sterling, and changes in the relative value of the U.S. dollar to these currencies may have an impact. We have experienced and will continue to experience fluctuations in net (loss) income as a result of transaction gains or losses related to remeasuring certain amounts that are denominated in foreign currencies.

We accept foreign currencies from our international customers and our international revenues were 13%, 14% and 15% of total net revenues during the years ended December 31, 2024, 2023 and 2022, respectively. Additionally, a portion of our operating expenses are incurred outside of the United States and are denominated in foreign currencies. Unfavorable fluctuations in foreign currency exchange rates may have an adverse impact on our total net revenues or total operating expenses, however, we do not believe a hypothetical 10% strengthening or weakening of the U.S. dollar against foreign currencies would have a material impact on our results of operations. To date, we have not entered into derivatives or hedging strategies to mitigate risk related to changes in foreign currency exchange rates and continually monitor our foreign currency exchange exposure.

Interest Rate Sensitivity

As of December 31, 2024 and 2023, we had cash and cash equivalents totaling $161.5 million and $135.8 million, respectively, and investments of $366.9 million and $443.8 million, respectively. Our cash and cash equivalents consist of cash and money market funds and investments consist of corporate debt securities and U.S. treasury securities. Changes in U.S. interest rates, affect the interest earned on our cash and cash equivalents and the market value of our investments. A hypothetical 100 basis point increase or decrease in interest rates would result in a $4.3 million increase or decline in the fair value of our investments as of December 31, 2024. Any realized gains or losses resulting from interest rate changes would only occur if we sold the investments prior to maturity. We were not exposed to material risks due to changes in market interest rates given the liquidity of the cash, cash equivalents, and investments in which we invested our cash.

The 2026 notes and 2025 notes have a fixed annual interest rate of 0.0% and 0.125%, respectively, and therefore we do not have any economic interest rate exposure or financial statement risk associated with changes in interest rates. The fair value, however, may fluctuate when interest rates and the market price of our stock changes. For more information, see Note 8, "Convertible Senior Notes," of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Consolidated Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chegg, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chegg, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive (loss) income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes and the schedules listed in the Index at Item 15.2 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Convertible Senior Notes — Refer to Notes 2 and 8 to the financial statements

Critical Audit Matter Description

In November 2024, the Company extinguished $116.6 million principal amount of the 2026 Notes, for a total reacquisition price of $96.5 million (including $0.3 million in fees). The Company elected to reacquire and not cancel the partially extinguished 2026 notes and left the associated capped call transactions outstanding. This resulted in a gain on extinguishment of $19.5 million during the year ended December 31, 2024.

Auditing the following elements involved a higher degree of auditor judgment and an increased extent of effort due to the nature and extent of specialized skill and knowledge required of the Company's accounting assessment of the settlement including the conclusion that the settlement should be accounted for as an extinguishment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluating the partial extinguishment of the 2026 convertible senior notes included the following, among others:

- We tested the operating effectiveness of the internal controls over the Company's accounting for the partial extinguishment of the 2026 convertible senior notes.

- Our testing included reading the underlying repurchase agreements and evaluating the Company's accounting analysis underlying the accounting of the convertible senior notes, evaluating the determination that the partial repurchase of the 2026 convertible senior notes was a debt extinguishment, obtaining audit evidence of the repurchases and recalculating the gain on extinguishment.

- We utilized more experienced professionals on our team when evaluating management's assessment of the accounting for the partial extinguishment.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
February 24, 2025

We have served as the Company's auditor since 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Chegg, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Chegg, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 24, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
February 24, 2025

CHEGG, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except for number of shares and par value)

	December 31,	
	2024	2023
Assets		
Current assets		
Cash and cash equivalents	$ 161,475	$ 135,757
Short-term investments	154,249	194,257
Accounts receivable, net of allowance of $190 and $376 at December 31, 2024 and December 31, 2023, respectively	23,641	31,404
Prepaid expenses	17,100	20,980
Other current assets	81,094	32,437
Total current assets	437,559	414,835
Long-term investments	212,650	249,547
Property and equipment, net	170,648	183,073
Goodwill, net	—	631,995
Intangible assets, net	10,347	52,430
Right of use assets	22,256	25,130
Deferred tax assets, net	964	141,843
Other assets	14,527	28,382
Total assets	$ 868,951	$ 1,727,235
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 15,159	$ 28,184
Deferred revenue	39,217	55,336
Accrued liabilities	115,360	77,863
Current portion of convertible senior notes, net	358,605	357,079
Total current liabilities	528,341	518,462
Long-term liabilities		
Convertible senior notes, net	127,344	242,758
Long-term operating lease liabilities	18,509	18,063
Other long-term liabilities	1,776	3,334
Total long-term liabilities	147,629	264,155
Total liabilities	675,970	782,617
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Preferred stock, $0.001 par value – 10,000,000 shares authorized, no shares issued and outstanding at December 31, 2024 and December 31, 2023	—	—
Common stock, $0.001 par value – 400,000,000 shares authorized; 104,880,048 and 102,823,700 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	105	103
Additional paid-in capital	1,114,550	1,031,627
Accumulated other comprehensive loss	(32,233)	(34,739)
Accumulated deficit	(889,441)	(52,373)
Total stockholders' equity	192,981	944,618
Total liabilities and stockholders' equity	$ 868,951	$ 1,727,235

See Notes to Consolidated Financial Statements.

CHEGG, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Years Ended December 31,		
	2024	**2023**	**2022**
Net revenues	$ 617,574	$ 716,295	$ 766,897
Cost of revenues	180,927	225,941	197,396
Gross profit	436,647	490,354	569,501
Operating expenses:			
Research and development	170,431	191,705	196,637
Sales and marketing	108,329	126,591	147,660
General and administrative	217,756	236,183	216,247
Impairment expense	677,239	3,600	—
Total operating expenses	1,173,755	558,079	560,544
(Loss) income from operations	(737,108)	(67,725)	8,957
Interest expense, net and other income, net			
Interest expense, net	(2,590)	(3,773)	(6,040)
Other income, net	51,332	121,810	101,029
Total interest expense, net and other income, net	48,742	118,037	94,989
(Loss) income before (provision for) benefit from income taxes	(688,366)	50,312	103,946
(Provision for) benefit from income taxes	(148,702)	(32,132)	162,692
Net (loss) income	$ (837,068)	$ 18,180	$ 266,638
Net (loss) income per share			
Basic	$ (8.10)	$ 0.16	$ 2.09
Diluted	$ (8.10)	$ (0.34)	$ 1.34
Weighted average shares used to compute net (loss) income per share			
Basic	103,300	116,504	127,557
Diluted	103,300	128,569	149,859

See Notes to Consolidated Financial Statements.

CHEGG, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands)

	Years Ended December 31,		
	2024	**2023**	**2022**
Net (loss) income	$ (837,068)	$ 18,180	$ 266,638
Other comprehensive income (loss)			
Change in net unrealized gain (loss) on investments, net of tax	585	5,534	(1,348)
Change in foreign currency translation adjustments, net of tax	1,921	17,215	(50,806)
Other comprehensive income (loss)	2,506	22,749	(52,154)
Total comprehensive (loss) income	$ (834,562)	$ 40,929	$ 214,484

See Notes to Consolidated Financial Statements.

CHEGG, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Par Value				
Balances at December 31, 2021	136,952	$ 137	$ 1,449,305	$ (5,334)	$ (337,191)	$ 1,106,917
Repurchases of common stock	(12,709)	(13)	(323,515)	—	—	(323,528)
Issuance of common stock upon exercise of stock options and ESPP	437	—	6,475	—	—	6,475
Net share settlement of equity awards	1,794	2	(26,549)	—	—	(26,547)
Share-based compensation expense	—	—	138,788	—	—	138,788
Other comprehensive loss	—	—	—	(52,154)	—	(52,154)
Net income	—	—	—	—	266,638	266,638
Balances at December 31, 2022	126,474	126	1,244,504	(57,488)	(70,553)	1,116,589
Repurchases of common stock	(26,506)	(26)	(337,683)	—	—	(337,709)
Issuance of common stock upon exercise of stock options and ESPP	512	1	4,162	—	—	4,163
Net share settlement of equity awards	2,344	2	(16,440)	—	—	(16,438)
Share-based compensation expense	—	—	136,787	—	—	136,787
Net proceeds from capped call related to extinguishments of 2025 notes	—	—	297	—	—	297
Other comprehensive income	—	—	—	22,749	—	22,749
Net income	—	—	—	—	18,180	18,180
Balances at December 31, 2023	102,824	103	1,031,627	(34,739)	(52,373)	944,618
Repurchases of common stock	(2,116)	(2)	(16)	—	—	(18)
Issuance of common stock upon exercise of ESPP	859	1	2,632	—	—	2,633
Net share settlement of equity awards	3,313	3	(9,239)	—	—	(9,236)
Share-based compensation expense	—	—	89,546	—	—	89,546
Other comprehensive income	—	—	—	2,506	—	2,506
Net loss	—	—	—	—	(837,068)	(837,068)
Balances at December 31, 2024	104,880	$ 105	$ 1,114,550	$ (32,233)	$ (889,441)	$ 192,981

See Notes to Consolidated Financial Statements.

	Years Ended December 31,		
	2024	2023	2022
Cash flows from operating activities			
Net (loss) income	$ (837,068)	$ 18,180	$ 266,638
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Share-based compensation expense	84,614	133,502	133,456
Depreciation and amortization expense	78,344	129,718	89,997
Deferred tax assets	143,319	26,575	(168,679)
(Gain)/loss on early extinguishments of debt	(19,515)	(85,926)	(93,519)
Loss contingency accrual	—	7,000	—
Impairment expense	677,239	3,600	—
Loss from write-offs of property and equipment	5,795	4,137	3,549
Amortization of debt issuance costs	2,147	3,156	5,166
Operating lease expense, net of accretion	5,864	6,079	6,327
Realized loss on sale of investments	27	2,106	9,675
Gain on textbook library, net	—	—	(4,976)
Print textbook depreciation expense	—	—	1,610
Gain on foreign currency remeasurement of purchase consideration	—	—	(4,628)
Impairment on lease related assets	5,557	—	5,225
Other non-cash items	656	(1,228)	378
Change in assets and liabilities, net of effect of acquisition of business:			
Accounts receivable	7,771	(7,799)	(3,752)
Prepaid expenses and other current assets	(41,732)	3,476	17,191
Other assets	1,130	10,829	14,563
Accounts payable	(12,376)	13,057	(4,144)
Deferred revenue	(15,885)	(1,585)	7,538
Accrued liabilities	47,103	(7,342)	(20,111)
Other liabilities	(7,785)	(11,337)	(5,768)
Net cash provided by operating activities	125,205	246,198	255,736
Cash flows from investing activities			
Purchases of property and equipment	(74,953)	(83,052)	(103,092)
Purchases of textbooks	—	—	(3,815)
Proceeds from disposition of textbooks	—	9,787	6,003
Purchases of investments	(170,950)	(637,939)	(730,509)
Proceeds from sale of investments	70,077	394,533	458,489
Maturities of investments	171,671	597,197	884,940
Proceeds from sale of strategic equity investments	15,500	—	—
Acquisition of business, net of cash acquired	—	—	(401,125)
Purchases of strategic equity investments	—	(11,853)	(6,000)
Net cash provided by investing activities	11,345	268,673	104,891
Cash flows from financing activities			
Proceeds from common stock issued under stock plans, net	2,636	4,165	6,477
Payment of taxes related to the net share settlement of equity awards	(9,239)	(16,440)	(26,549)
Repayment of convertible senior notes	(96,520)	(505,986)	(401,203)
Proceeds from exercise of convertible senior notes capped call	—	297	—
Payment of withholding tax	(3,450)	—	—
Repurchase of common stock	(2,569)	(334,806)	(323,528)
Net cash used in financing activities	(109,142)	(852,770)	(744,803)
Effect of exchange rate changes	(1,025)	21	4,137
Net increase (decrease) in cash, cash equivalents and restricted ca	26,383	(337,878)	(380,039)
Cash, cash equivalents and restricted cash, beginning of period	137,976	475,854	855,893
Cash, cash equivalents and restricted cash, end of period	$ 164,359	$ 137,976	$ 475,854

See Notes to Consolidated Financial Statements.

	Years Ended December 31,		
	2024	**2023**	**2022**
Supplemental cash flow data:			
Cash paid during the period for:			
Interest	$ 449	$ 741	$ 875
Income taxes, net of refunds	$ 8,085	$ 11,074	$ 6,841
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 7,243	$ 9,042	$ 8,863
Right of use assets obtained in exchange for lease obligations:			
Operating leases	$ 10,108	$ 12,407	$ 10,232
Non-cash investing and financing activities:			
Accrued purchases of long-lived assets	$ 5,850	$ 9,650	$ 4,927

	December 31,		
	2024	**2023**	**2022**
Reconciliation of cash, cash equivalents and restricted cash:			
Cash and cash equivalents	$ 161,475	$ 135,757	$ 473,677
Restricted cash included in other current assets	956	—	63
Restricted cash included in other assets	1,928	2,219	2,114
Total cash, cash equivalents and restricted cash	$ 164,359	$ 137,976	$ 475,854

See Notes to Consolidated Financial Statements.

CHEGG, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Background and Basis of Presentation

Company and Background

Chegg, Inc. ("we," "us," "our," "Company" or "Chegg"), headquartered in Santa Clara, California, was incorporated as a Delaware corporation in July 2005. Chegg provides individualized learning support to students as they pursue their educational journeys. Available on demand 24/7 and powered by over a decade of learning insights, the Chegg platform offers students artificial intelligence ("AI")-powered academic support thoughtfully designed for education coupled with access to a vast network of subject matter experts who help ensure quality and accuracy. No matter the goal, level, or style, Chegg helps millions of students around the world learn with confidence by helping them build essential academic, life, and job skills to achieve success.

Basis of Presentation

Our fiscal year ends on December 31 and in this report, we refer to the year ended December 31, 2024, December 31, 2023, and December 31, 2022 as 2024, 2023, and 2022, respectively.

Reclassification of Prior Period Presentation

In order to conform with current period presentation, $3.6 million of impairment of intangible assets has been reclassified from general and administrative expense to impairment expense on our consolidated statements of operations during the year ended December 31, 2023 as well as from impairment of intangible asset to impairment expense on our consolidated statements of cash flows during the year ended December 31, 2023. These changes in presentation do not affect previously reported results.

Note 2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (U.S. GAAP) requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities; the disclosure of contingent liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting periods. Significant estimates, assumptions, and judgments are used for, but not limited to: revenue recognition, share-based compensation expense including estimated forfeitures, accounting for income taxes, useful lives assigned to long-lived assets for depreciation and amortization, impairment of goodwill, intangible assets and long-lived assets, and internal-use software and website development costs. We base our estimates on historical experience, knowledge of current business conditions, and various other factors we believe to be reasonable under the circumstances. These estimates are based on management's knowledge about current events and expectations about actions we may undertake in the future. Actual results could differ from these estimates, and such differences could be material to our financial position and results of operations.

Principles of Consolidation

The consolidated financial statements include the accounts of Chegg and our wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with U.S. GAAP.

Cash and Cash Equivalents and Restricted Cash

We consider all highly liquid investments with a maturity date of three months or less from the date of purchase to be cash equivalents. Our cash and cash equivalents consist of cash and money market funds at financial institutions, and are stated at cost, which approximates fair value. We classify certain restricted cash balances within other current assets and other assets on the accompanying consolidated balance sheets based upon the term of the remaining restrictions.

Fair Value Measurements

We account for certain assets and liabilities at fair value. We have established a fair value hierarchy used to determine the fair value of our financial instruments as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

Level 3—Inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value; the inputs require significant management judgment or estimation.

A financial instrument's classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe our valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments

We hold investments in corporate debt securities and U.S. treasury securities. We classify our investments as available-for-sale that are either short or long-term based on the remaining contractual maturity of the investment. Our investments are carried at estimated fair value with any unrealized gains and losses, unrelated to credit loss factors, net of taxes, included in other comprehensive income (loss) on our consolidated statements of stockholders' equity. Unrealized losses related to credit loss factors are recorded through an allowance for credit losses in other income, net on our consolidated statements of operations, rather than as a reduction to other comprehensive income (loss), when a decline in fair value has resulted from a credit loss. When evaluating whether an investment's unrealized losses are related to credit factors, we review factors such as the extent to which fair value is below its cost basis, any changes to the credit rating of the security, adverse conditions specifically related to the security, changes in market interest rates and our intent to sell, or whether it is more likely than not we will be required to sell, before recovery of cost basis. We invest in highly rated securities with a weighted average maturity of eighteen months or less. In addition, our investment policy limits the amount of our credit exposure to any one issuer or industry sector and requires investments to be investment grade, with the primary objective of preserving capital and maintaining liquidity. Fair values were determined for each individual security in the investment portfolio. We determine realized gains or losses on the sale of investments on a specific identification method and record such gains or losses as other income, net.

The estimated fair value of our investments is based on quoted prices in active markets for identical assets (Level 1 inputs) or inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs) in determining fair value. Other than our money market funds and U.S. treasury securities, we classify our fixed income available-for-sale investments as having Level 2 inputs. The valuation techniques used to measure the fair value of our investments having Level 2 inputs were derived from non-binding market consensus prices that are corroborated by observable market data or quoted market prices for similar instruments. We do not hold any investments valued with a Level 3 input.

Accounts Receivable, Net of Allowance

Accounts receivable is recorded at the invoiced amount and are non-interest bearing. We generally grant uncollateralized credit terms to our customers, which include partners and advertising customers.

We maintain an estimated allowance provision to account for potentially uncollectible accounts receivable based upon expected credit losses for outstanding receivables. Our estimate is derived using a variety of factors including historical collection and loss patterns, the current aging of accounts receivable, geographic and other customer-specific credit risk factors, and reasonable and supportable forecasts of future economic conditions which inform adjustments to historical loss patterns. The estimated allowance provision is classified as general and administrative operating expenses on our consolidated statements of operations. Accounts receivable that are deemed to be uncollectible are written off, net of expected or actual recoveries.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, and investments in accordance with our investment policy. We place the majority of our cash and cash equivalents with financial institutions in the United States that we believe to be of high credit quality, and accordingly minimal credit risk exists with respect to these instruments. Certain of our cash balances held with a financial institution are in excess of Federal Deposit Insurance Corporation limits. Our investment portfolio consists of investments diversified among security types, industries and issuers. Our investments were held and managed by recognized financial institutions that followed our investment policy with the main objective of preserving capital, generating a competitive return, and maintaining liquidity.

Concentrations of credit risk with respect to accounts receivables exist to the full extent of amounts presented in the financial statements. No customers represented over 10% of our net accounts receivable balance as of December 31, 2024 and December 31, 2023. No customers represented over 10% of net revenues during the years ended December 31, 2024, 2023 or 2022.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and content amortization. Depreciation and content amortization are computed using the straight-line method over the following estimated useful lives of the assets:

Classification	Useful Life
Content	Shorter of the licensed content term or 5 years
Internal-use software and website development	3 years
Leasehold improvements	Shorter of the remaining lease term or 5 years
Furniture and fixtures	5 years
Computers and equipment	3 years

We capitalize all costs associated with the development or acquisition of content that is utilized in our products and services. Content amortization is classified within cost of revenues on our consolidated statements of operations.

We capitalize certain costs associated with software developed or obtained for internal use and website development. We capitalize costs when preliminary development efforts are successfully completed, management has authorized and committed project funding and it is probable that the project will be completed, and the software will be used as intended. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and amortized over the estimated useful life of the upgrades. Depreciation expense is classified within cost of revenues or operating expenses categories on our consolidated statements of operations.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and content amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in (loss) income from operations.

Business Combinations

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired through a business combination based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets acquired and liabilities assumed is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired users, acquired technology, and trade names from a market participant perspective, useful lives and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and, as a result, actual results may differ from estimates. During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Goodwill

Goodwill represents the excess of the fair value of purchase consideration paid over the estimated fair value of assets acquired and liabilities assumed in a business combination. Goodwill is not amortized but rather tested for impairment at least annually, or more frequently if certain events or indicators of impairment occur between annual impairment tests. We first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. In our qualitative assessment, we consider factors including economic conditions, industry and market conditions and developments, overall financial performance and other relevant entity-specific events. If our qualitative assessment concludes that it is more likely than not that the fair value is less than the carrying amount, a quantitative assessment of impairment is performed. In the quantitative test, we compare fair value, estimated utilizing the income approach, based on present value techniques, to the carrying value. If the carrying value exceeds the fair value, an impairment loss is recognized in an amount equal to the excess, limited to the remaining balance of goodwill.

Intangible Assets

Intangible assets are amortized over their estimated useful lives. Intangible assets are tested for impairment at the asset group level at least annually or when events or changes in circumstances indicate that the carrying amount of such asset groups may not be recoverable.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right of use (ROU) assets and operating lease liabilities within current liabilities and long-term liabilities on our consolidated balance sheets. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. Lease agreements typically do not provide an implicit rate and therefore we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future minimum lease payments. Our incremental borrowing rate is estimated based on the estimated rate incurred to borrow, on a collateralized basis over a similar term as our leases, an amount equal to the lease payments in a similar economic environment. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. We do not record leases on our consolidated balance sheet with a term of one year or less. We do not separate lease and non-lease components but rather account for each separate component as a single lease component for all underlying classes of assets. Some of our leases include payments that are dependent on an index, such as the Consumer Price Index (CPI), and our minimum lease payments include payments based on the index at inception with any future changes in such indices recognized as an expense in the period of change. Where leases contain escalation clauses, rent abatement, or concessions, such as rent holidays and landlord or tenant incentives or allowances, we apply them in the determination of straight-line operating lease cost over the lease term. ROU assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Strategic Investments

Investments in entities where we do not have the ability to exercise significant influence and which do not have readily determinable fair values are accounted for at cost, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, if any. Strategic investments are included in other assets on our consolidated balance sheets. We assess our strategic investments for impairment whenever events or changes in circumstances indicate that they may be impaired. The factors we consider in our evaluation include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee or factors that raise significant concerns about the investee's ability to continue as a going concern, such as negative cash flows from operations or working capital deficiencies.

Convertible Senior Notes, net

Convertible senior notes, including the embedded conversion features, are accounted for under the traditional convertible debt accounting model entirely as a liability net of unamortized issuance costs. The carrying amount of the liability is classified as a current liability if we have committed to settle with current assets or the holders have the option to convert the notes at any time within twelve months after the reporting date; otherwise, we classify it as a long-term liability as we retain the election to settle conversion requests in shares of our common stock. The embedded conversion features are not remeasured as long as they do not meet the separation requirement of a derivative; otherwise, they are classified as derivative instruments and recorded at fair value with changes in fair value recorded in other income, net on our consolidated statements of operations. The fair value

of any derivative instruments related to the notes are determined utilizing Level 2 inputs. Issuance costs are amortized on a straight-line basis, which approximates the effective interest rate method, to interest expense over the term of the notes. In accounting for conversions of the notes, the carrying amount of the converted notes is reduced by the total consideration paid or issued for the respective converted notes and the difference is recorded to additional paid-in capital on our consolidated balance sheets. In accounting for extinguishments of the notes, the reacquisition price of the extinguished notes is compared to the carrying amount of the respective extinguished notes and a gain or loss is recorded in other income, net on our consolidated statements of operations.

Revenue Recognition and Deferred Revenue

We recognize revenues when the control of goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We determine revenue recognition through the following steps:

- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, we satisfy a performance obligation

Revenues are presented net of sales tax collected from customers to be remitted to governmental authorities and net of allowances for estimated and actual refunds, which are based on historical data. Revenues from our Chegg Study Pack, Chegg Study, Chegg Writing, Chegg Math, and Busuu offerings are primarily recognized ratably over the monthly subscription period. Revenues from Chegg Skills are recognized over the delivery period, adjusted for an estimate of non-redemption. Revenues from advertising services are recognized upon fulfillment. Revenues from print textbooks and eTextbooks are recognized immediately.

Some of our customer arrangements include multiple performance obligations. We have determined these performance obligations qualify as distinct performance obligations, as the customer can benefit from the service on its own or together with other resources that are readily available to the customer, and our promise to transfer the service is separately identifiable from other promises in the contract. For these arrangements that contain multiple performance obligations, we allocate the transaction price based on the relative standalone selling price (SSP) method by comparing the SSP of each distinct performance obligation to the total value of the contract. We determine the SSP based on our historical pricing and discounting practices for the distinct performance obligation when sold separately. If the SSP is not directly observable, we estimate the SSP by considering information such as market conditions, and information about the customer. Additionally, we limit the amount of revenues recognized for delivered promises to the amount that is not contingent on future delivery of services or other future performance obligations.

Some of our customer arrangements may include an amount of variable consideration in addition to a fixed revenue share that we earn. This variable consideration can either increase or decrease the total transaction price depending on the nature of the variable consideration. We estimate the amount of variable consideration that we will earn at the inception of the contract, adjusted during each period, and include an estimated amount each period.

For sales of third-party products, we evaluate whether we are acting as a principal or an agent. Where our role in a transaction is that of principal, revenues are recognized on a gross basis. This requires revenue to comprise the gross value of the transaction billed to the customer, after trade discounts, with any related expenditure charged as a cost of revenues. Where our role in a transaction is that of an agent, revenues are recognized on a net basis with revenues representing the margin earned. Our determination is based on our evaluation of whether we control the specified goods or services prior to transferring them to the customer. When deciding the most appropriate basis for presenting revenues or costs of revenues, both the legal form and substance of the agreement between us and our business partners are reviewed to determine each party's respective role in the transaction. We have concluded that we control our Subscription Services and therefore we recognize revenues and cost of revenues on a gross basis. For print textbooks and eTextbooks, we have concluded that we do not control the service and therefore we recognize revenues on a net basis based on our role in the transaction as an agent.

Contract assets are contained within other current assets and other assets on our consolidated balance sheets. Contract assets represent the goods or services that we have transferred to a customer before invoicing the customer and primarily consist of the income sharing payment arrangements we offer to students for our Skills service. Contract receivables are contained within accounts receivable, net on our consolidated balance sheets and represent unconditional consideration that will be received solely due to the passage of time. Contract liabilities are contained within deferred revenue on our consolidated

balance sheets. Deferred revenue primarily consists of advanced payments from students related to subscription performance obligations that have not been satisfied and estimated variable consideration. Deferred revenue related to rental and subscription performance obligations is recognized as revenues ratably over the term for subscriptions or when the services are provided, and all other revenue recognition criteria have been met. Deferred revenue related to variable consideration is recognized as revenues during each reporting period based on the estimated amount we believe we will earn over the life of the contract. Deferred contract costs are contained within other current assets on our consolidated balance sheets and are recognized if we expect to receive a future benefit from such costs. Deferred contract cost amortization expense is recognized consistent with the pattern of revenue recognition as cost of revenues on our consolidated statements of operations.

Cost of Revenues

Our cost of revenues consists primarily of expenses associated with the delivery and distribution of our products and services. Cost of revenues primarily consists of content amortization expense related to content that we develop, license from publishers, or acquire through acquisitions, web hosting fees, customer support fees, payment processing costs, amortization of acquired intangible assets, employee-related expenses, which includes salaries, benefits and share-based compensation expense, and other direct costs related to providing content or services. In addition, cost of revenues includes allocated information technology and facilities costs.

Research and Development Expense

Research and development expenses consist of employee-related expenses, which includes salaries, benefits, and share-based compensation expense for employees on our product, engineering, and technical teams who are responsible for maintaining our website, developing new products, and improving existing products. Research and development expenses also include technology costs to support our research and development, and outside services. We expense substantially all of our research and development expenses as they are incurred.

Paid Marketing Expense

Paid marketing expenses are expensed as incurred and consist primarily of online advertising and marketing promotional expenditures. During the years ended December 31, 2024, 2023, and 2022, paid marketing expenses were approximately $55.4 million, $57.4 million and $62.0 million, respectively.

Share-based Compensation Expense

Share-based compensation expense for restricted stock units (RSUs), performance-based restricted stock units (PSUs) with either a market-based condition or financial and strategic performance targets, and employee stock purchase plan (ESPP) is accounted for under the fair value method based on the grant-date fair value of the award. Share-based compensation expense for RSUs and PSUs with financial and strategic performance targets is measured based on the closing fair market value of our common stock, PSUs with a market-based condition are estimated using a Monte Carlo simulation model, and ESPP is estimated using the Black-Scholes-Merton option pricing model. We recognize share-based compensation expense on a straight-line basis for RSUs and ESPP and on a graded basis for PSUs. Share-based compensation expense is reduced by estimated forfeitures, which are estimated at the time of the grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Vesting for all awards is subject to continued service over the requisite service period, which is generally the vesting period. Vesting of PSUs with a market-based condition is also subject to the achievement of certain per share price of our common stock targets and vesting of PSUs with financial and strategic performance targets is also subject to our achievement of specified financial and strategic performance targets. RSUs and PSUs are converted into shares of our common stock upon vesting on a one-for-one basis. RSUs typically vest over one or three years, while PSUs with a market-based condition typically vest over a four-year period and PSUs with financial and strategic performance targets typically vest over a three-year period. Share-based compensation expense for PSUs with a market-based condition is recognized regardless of whether the market condition is satisfied whereas share-based compensation expense for PSUs with financial performance targets is recognized upon estimated or actual achievement of such targets. We assess the achievement of financial and strategic performance targets on a quarterly basis and adjust our share-based compensation expense as appropriate.

Income Taxes

We account for income taxes under an asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to an amount that is more likely than not to be realized. We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of technical merits of the position and (2) for those tax positions that meet the more likely than not recognition threshold, we recognize the tax benefit as the largest amount that is cumulative more than 50% likely to be realized upon ultimate settlement with the related tax authority. Our policy is to include interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Net (Loss) Income Per Share

Basic net (loss) income per share is computed by dividing net (loss) income by the weighted-average number of shares of common stock outstanding during the period. Diluted net (loss) income per share is computed by adjusting net (loss) income for all related convertible senior notes activity, net of tax, and adjusting the weighted-average number of shares of common stock outstanding for all potential shares of common stock, including stock options, PSUs, RSUs, and shares related to convertible senior notes, to the extent dilutive. This assumes that all stock options and dilutive convertible shares were exercised or converted and is computed by applying the treasury stock method for outstanding stock options, PSUs, and RSUs, and the if-converted method for outstanding convertible senior notes. Under the treasury stock method, options, PSUs, and RSUs are assumed to be exercised or vested at the beginning of the period or at the time of issuance, if later, and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Under the if-converted method, outstanding convertible senior notes are assumed to be converted into common stock at the beginning of the period or at the time of issuance, if later.

Foreign Currency Translation and Remeasurement

The functional currency of our foreign subsidiaries is the local currency, and our reporting currency is the U.S. Dollar. Adjustments resulting from the translation of foreign currencies into U.S. Dollars for balance sheet amounts are based on the exchange rates as of the consolidated balance sheet date. Revenues and expenses are translated at average exchange rates during the period. Foreign currency translation gains or losses are included in accumulated other comprehensive loss as a component of stockholders' equity on the consolidated balance sheets. Gains or losses resulting from the remeasurement of foreign currency transactions, which are denominated in currencies other than the functional currency, are included in general and administrative expense on the consolidated statements of operations. During the years ended December 31, 2024 and 2023, the gains and losses from remeasurement of foreign currency transactions were not material. During the year ended December 31, 2022, net gains from remeasurement of foreign currency transactions were $3.7 million.

Recent Accounting Pronouncements

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the Financial Accounting Standards Board (FASB) issued *Accounting Standards Update (ASU) 2024-04, Debt—Debt with Conversion and Other Options*. ASU 2024-04 improves the relevance and consistency in application of the induced conversion guidance requirements in Accounting Standards Codification (ASC) 470-20—Debt. Early adoption is permitted, and the guidance can be applied on either a prospective or retrospective basis. The guidance is effective for annual periods beginning after December 15, 2025 and interim periods within those annual periods. We did not early adopt ASU 2024-04 and we are currently in the process of evaluating the impact of this guidance.

In November 2024, the Financial Accounting Standards Board (FASB) issued *ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures*. ASU 2024-03 requires disclosure of specified information about certain costs and expenses in the notes to financial statements. Early adoption is permitted, and the guidance will be applied prospectively with the option to apply retrospectively. The guidance is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. We did not early adopt ASU 2024-03 and we are currently in the process of evaluating the impact of this guidance.

In March 2024, the FASB issued *ASU 2024-02, Codification Improvements—Amendments to Remove References to the Concepts Statements*. ASU 2024-02 removes various references to the FASB's Concepts Statements from the FASB's Accounting Standards Codification. Early adoption is permitted, and the guidance will be applied prospectively with the option

to apply retrospectively. The guidance is effective for annual periods beginning after December 15, 2024. We did not early adopt ASU 2024-02 and do not believe it will have a significant impact on our financial statements.

In December 2023, the FASB issued *ASU 2023-09, Improvements to Income Tax Disclosures*. ASU 2023-09 requires disaggregated information about our effective tax rate reconciliation as well as information on income taxes paid that meet a quantitative threshold. Early adoption is permitted, and the guidance will be applied prospectively with the option to apply retrospectively. The guidance is effective for annual periods beginning after December 15, 2024. We did not early adopt ASU 2023-09 and we are currently in the process of evaluating the impact of this guidance.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued *ASU 2023-07, Improvements to Reportable Segment Disclosures*. ASU 2023-07 enhances current interim and annual reportable segment disclosures and requires additional disclosures about significant segment expenses. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280—Segment Reporting on an interim and annual basis. In 2024, we adopted ASU 2023-07 on a retrospective basis for annual periods starting with this Annual Report on Form 10-K. For further information on the additional reportable segment disclosures, refer to "Note 18, Segment Information."

Note 3. Revenues

Revenue Recognition

Revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The majority of our revenues are recognized over time as services are performed, with certain revenues being recognized at a point in time.

The following table presents our total net revenues for the periods shown disaggregated for our Subscription Services and Skills and Other product lines (in thousands, except percentages):

	Years Ended December 31,			Change in 2024		Change in 2023	
	2024	2023	2022	$	%	$	%
Subscription Services	$ 549,211	$ 640,520	$ 671,968	$ (91,309)	(14)%	$ (31,448)	(5)%
Skills and Other	68,363	75,775	94,929	(7,412)	(10)	(19,154)	(20)
Total net revenues	$ 617,574	$ 716,295	$ 766,897	$ (98,721)	(14)	$ (50,602)	(7)

During the years ended December 31, 2024, 2023, and 2022, we recognized $53.5 million, $54.5 million and $33.9 million, respectively, of revenues that were included in our deferred revenue balance at the beginning of each respective fiscal year. During the year ended December 31, 2024, we recognized revenues of $2.8 million from performance obligations satisfied in previous periods and during the years ended December 31, 2023, and 2022, we recognized an immaterial amount of revenues from performance obligations satisfied in previous periods. As of December 31, 2024 and 2023, the closing balance of deferred contract costs was $2.8 million and $6.0 million, respectively, and we recognized $16.1 million and $15.8 million of deferred contract cost amortization during the years ended December 31, 2024 and 2023, respectively.

Contract Balances

The following table presents our accounts receivable, net, contract assets, and deferred revenue balances (in thousands, except percentages):

	December 31,		Change	
	2024	2023	$	%
Accounts receivable, net	$ 23,641	$ 31,404	$ (7,763)	(25)%
Contract assets	7,027	8,598	(1,571)	(18)
Deferred revenue	39,217	55,336	(16,119)	(29)

During the year ended December 31, 2024, our accounts receivable, net balance decreased by $7.8 million, or 25%, primarily due to lower bookings from Chegg Skills. During the year ended December 31, 2024, our contract assets balance decreased by $1.6 million or 18%, primarily due to our Skills offering. During the year ended December 31, 2024, our deferred revenue balance decreased by $16.1 million, or 29%, primarily due to lower bookings from Subscription Services and Chegg Skills.

Note 4. Net (Loss) Income Per Share

The following table presents the computation of basic and diluted net (loss) income per share (in thousands, except per share amounts):

	Years Ended December 31,		
	2024	2023	2022
Basic			
Numerator:			
Net (loss) income	$ (837,068)	$ 18,180	$ 266,638
Denominator:			
Weighted average shares used to compute net (loss) income per share, basic	103,300	116,504	127,557
Net (loss) income per share, basic	$ (8.10)	$ 0.16	$ 2.09
Diluted			
Numerator:			
Net (loss) income	$ (837,068)	$ 18,180	$ 266,638
Convertible senior notes activity, net of tax	—	(61,694)	(65,444)
Net (loss) income, diluted	$ (837,068)	$ (43,514)	$ 201,194
Denominator:			
Weighted average shares used to compute net (loss) income per share, basic	103,300	116,504	127,557
Shares related to stock plan activity	—	—	968
Shares related to convertible senior notes	—	12,065	21,334
Weighted average shares used to compute net (loss) income per share, diluted	103,300	128,569	149,859
Net (loss) income per share, diluted	$ (8.10)	$ (0.34)	$ 1.34

The following table presents potential weighted-average shares of common stock outstanding that were excluded from the computation of diluted net (loss) income per share because including them would have been anti-dilutive (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Shares related to stock plan activity	7,206	8,442	3,556
Shares related to convertible senior notes	9,234	—	—
Total common stock equivalents	16,440	8,442	3,556

Note 5. Cash and Cash Equivalents, and Investments and Fair Value Measurements

The following tables present our cash and cash equivalents, and investments' fair value level classification, adjusted cost, unrealized gain, unrealized loss and fair value as of December 31, 2024 and 2023 (in thousands):

	Fair Value Level	Adjusted Cost	Unrealized Gain	Unrealized Loss	Fair Value
December 31, 2024					
Cash and cash equivalents:					
Cash		$ 28,716	$ —	$ —	$ 28,716
Money market funds	Level 1	132,759	—	—	132,759
Total cash and cash equivalents		$ 161,475	$ —	$ —	$ 161,475
Short-term investments:					
Corporate debt securities	Level 2	$ 113,968	$ 157	$ (29)	$ 114,096
U.S. treasury securities	Level 1	40,162	—	(9)	40,153
Total short-term investments		$ 154,130	$ 157	$ (38)	$ 154,249
Long-term investments:					
Corporate debt securities	Level 2	$ 133,516	$ 736	$ (78)	$ 134,174
U.S. treasury securities	Level 1	78,405	97	(26)	78,476
Total long-term investments		$ 211,921	$ 833	$ (104)	$ 212,650

	Fair Value Level	Adjusted Cost	Unrealized Gain	Unrealized Loss	Fair Value
December 31, 2023					
Cash and cash equivalents:					
Cash		$ 45,050	$ —	$ —	$ 45,050
Money market funds	Level 1	90,707	—	—	90,707
Total cash and cash equivalents		$ 135,757	$ —	$ —	$ 135,757
Short-term investments:					
Corporate debt securities	Level 2	$ 69,548	$ —	$ (170)	$ 69,378
U.S. treasury securities	Level 1	25,734	—	(114)	25,620
Agency bonds	Level 2	99,505	—	(246)	99,259
Total short-term investments		$ 194,787	$ —	$ (530)	$ 194,257
Long-term investments:					
Corporate debt securities	Level 2	$ 191,467	$ 898	$ (213)	$ 192,152
U.S. treasury securities	Level 1	57,287	165	(57)	57,395
Total long-term investments		$ 248,754	$ 1,063	$ (270)	$ 249,547

As of December 31, 2024, we determined that the declines in the market value of our investment portfolio were not driven by credit related factors. During the years ended December 31, 2024, 2023 and 2022, we did not recognize any losses on our investments due to credit related factors.

The following table presents the realized gain and loss related to our investments (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Realized gain	$ 16	$ 346	$ 64
Realized loss	(43)	(2,452)	(9,739)
Realized loss on sale of investments	$ (27)	$ (2,106)	$ (9,675)

The following table presents our cash equivalents and investments' adjusted cost and fair value by contractual maturity as of December 31, 2024 (in thousands):

	December 31, 2024	
	Adjusted Cost	Fair Value
Due within one year	$ 154,130	$ 154,249
Due after one year through three years	211,921	212,650
Investments not due at a single maturity date	132,759	132,759
Total	$ 498,810	$ 499,658

Investments not due at a single maturity date in the preceding table consisted of money market funds.

Strategic Investments

In May 2023, we entered into a $15.0 million commitment to invest in Sound Ventures AI Fund, L.P. (Sound Ventures), a limited partnership that invests in artificial intelligence companies, for an approximate 6% ownership. We accounted for our investment under the equity method of accounting. As of December 31, 2023, the carrying amount of our investment was $11.7 million. On January 1, 2024, we sold our investment for a total cash consideration of $15.5 million, resulting in a gain of $3.8 million. The cash payment received was included within cash flows from investing activities on our consolidated statements of cash flows and the gain was included within other income, net on our consolidated statements of operations.

In July 2022, we completed an investment of $6.0 million in Knack Technologies, Inc. (Knack), a privately held U.S. based peer-to-peer tutoring platform for higher education institutions. We do not have the ability to exercise significant influence over Knack's operating and financial policies and have elected to account for our investment at cost as it does not have a readily determinable fair value.

We did not record any impairment charges on our strategic investments during the years ended December 31, 2024, 2023 and 2022, as there were no significant identified events or changes in circumstances that would be considered an indicator for impairment. There were no observable price changes in orderly transactions for the identical or similar investments of the same issuers during the years ended December 31, 2024, 2023 and 2022.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

We report our financial instruments at fair value with the exception of the notes. The estimated fair value of the notes was determined based on the trading price of the notes as of the last day of trading for the period. We consider the fair value of the notes to be a Level 2 measurement due to the limited trading activity. The estimated fair value of the 2026 notes as of December 31, 2024 and 2023 was $105.8 million and $202.9 million, respectively. The estimated fair value of the 2025 notes as of December 31, 2024 and 2023 was $350.4 million and $329.5 million, respectively. For further information on the notes refer to Note 8, "Convertible Senior Notes."

Note 6. Property and Equipment, Net

The following table presents our property and equipment, net balances (in thousands):

	December 31,	
	2024	**2023**
Content	$ 381,629	$ 346,749
Internal-use software and website development	67,612	51,855
Leasehold improvements	8,207	10,857
Furniture and fixtures	3,346	4,607
Computer and equipment	2,953	3,496
Property and equipment	463,747	417,564
Less accumulated depreciation	(293,099)	(234,491)
Property and equipment, net	$ 170,648	$ 183,073

Depreciation expense during the years ended December 31, 2024, 2023, and 2022 was $68.3 million, $105.3 million, which included the $34.2 million accelerated depreciation discussed below, and $64.1 million, respectively.

In connection with the November 2024 restructuring, we streamlined our product experiences and in connection with the June 2024 restructuring, we announced that we will no longer offer Chegg Skills directly to customers. As a result, we impaired internal-use software and content assets and accelerated depreciation of certain content assets of $6.1 million during the year ended December 31, 2024, which were classified as cost of revenues on our consolidated statements of operations. For further information on the November 2024 and June 2024 restructurings, see Note 15, "Restructuring Charges."

In connection with the intangible assets impairment analysis performed in June 2024, we also recorded an impairment of $10.0 million related to property and equipment, consisting of $6.6 million of content assets and $3.4 million of internal-use software assets, during the year ended December 31, 2024, which was classified as impairment expense on our consolidated statements of operations. For further information on the intangible assets impairment analysis, see Note 7, "Goodwill and Intangible Assets."

In connection with the design and build of our new generative AI experience in August 2023, we streamlined our product experiences. As a result, during the year ended December 31, 2023, we elected to abandon certain content and internal-use software assets and recorded charges of $38.2 million, consisting of $34.2 million of accelerated depreciation over shortened useful lives for completed assets, impaired internal-use software assets of $2.6 million, and $1.4 million in other costs recognized in association with abandoning these assets. All of which were classified as cost of revenues on our consolidated statements of operations.

Note 7. Goodwill and Intangible Assets

Goodwill

The following table presents the changes in the carrying amount of our goodwill balances (in thousands):

	December 31,	
	2024	**2023**
Beginning balance	$ 631,995	$ 615,093
Impairment expense	(635,391)	—
Foreign currency translation adjustment	3,396	16,902
Ending balance	$ —	$ 631,995

In September 2024 and June 2024, in consideration of the sustained decline in our stock price, industry developments, and our financial performance, we evaluated our current operating performance. Accordingly, we determined that there were indicators of impairment and a quantitative assessment was necessary. In the quantitative assessment, we estimated the fair value of our reporting unit utilizing an income approach, based on the present value of future discounted cash flows, which is classified as Level 3 in the fair value hierarchy. Significant estimates used to determine fair value include the weighted average cost of capital, growth rates, and amount and timing of expected future cash flows. As a result of the quantitative assessment, we determined that goodwill was impaired as the fair value of our reporting unit was less than the carrying value. As such, during the year ended December 31, 2024, we recorded impairment expense of $635.4 million equal to the excess of the carrying value of our reporting unit over the estimated fair value, limited to the remaining balance of goodwill, which was classified as impairment expense on our consolidated statements of operations. We did not record goodwill impairment expense during the years ended December 31, 2023, and 2022.

Intangible Assets

The following table presents our intangible assets balances (in thousands, except weighted-average amortization period):

	Weighted-Average Amortization Period (in months)	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Foreign Currency Translation Adjustment	Net Carrying Amount
December 31, 2024						
Developed technologies	80	$ 106,703	$ (63,029)	$ (29,369)	$ (3,958)	$ 10,347
Content libraries	60	12,230	(12,230)	—	—	—
Customer lists	35	34,190	(32,892)	—	(1,298)	—
Trade and domain names	52	16,213	(13,343)	(2,493)	(377)	—
Total intangible assets	67	$ 169,336	$ (121,494)	$ (31,862)	$ (5,633)	$ 10,347

	Weighted-Average Amortization Period (in months)	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Foreign Currency Translation Adjustment	Net Carrying Amount
December 31, 2023						
Developed technologies	80	$ 106,703	$ (55,651)	$ —	$ (3,757)	$ 47,295
Content libraries	60	12,230	(11,189)	—	—	1,041
Customer lists	35	34,190	(31,836)	—	(1,298)	1,056
Trade and domain names	52	16,213	(12,817)	—	(358)	3,038
Total intangible assets	67	$ 169,336	$ (111,493)	$ —	$ (5,413)	$ 52,430

During the years ended December 31, 2024, 2023 and 2022, intangible assets amortization expense was $10.0 million, $24.4 million and $25.9 million, respectively.

In conjunction with our goodwill impairment analysis in June 2024, we determined that there were indicators of impairment for our Busuu assets and a recoverability test was necessary. In the recoverability test, we determined that the expected future undiscounted cash flows for the asset group were not sufficient to recover the carrying value. We then proceeded in estimating the fair value of the asset group utilizing the income approach, based on a present value of future discounted cash flows, which is classified as Level 3 in the fair value hierarchy. Significant estimates used to determine fair value include the growth rates and amount and timing of expected future cash flows. As a result of the impairment test, we determined the asset group was impaired and recorded a $31.9 million impairment expense related to the intangible assets during the year ended December 31, 2024, which was classified as impairment expense on our consolidated statements of operations. In connection with the design and build of our new generative AI experience in August 2023, we streamlined our product experiences. During the year ended December 31, 2023, we recognized an impairment charge on our indefinite-lived intangible asset of $3.6 million.

The following table presents the estimated future intangible assets amortization expense (in thousands):

	December 31, 2024
2025	$ 4,240
2026	3,897
2027	1,776
2028	407
2029	27
Total	$ 10,347

Note 8. Convertible Senior Notes

In August 2020, we issued $1.0 billion in aggregate principal amount of 0% convertible senior notes due in 2026 (2026 notes). In March/April 2019, we issued $800 million in aggregate principal amount of 0.125% convertible senior notes due in 2025 (2025 notes, together with the 2026 notes, the notes). The 2026 notes bear no interest and will mature on September 1, 2026, unless repurchased, redeemed or converted in accordance with their terms prior to such date. The 2025 notes bear interest of 0.125% per year which is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2019. The 2025 notes will mature on March 15, 2025, unless repurchased, redeemed or converted in accordance with their terms prior to such date. As of December 31, 2024, 9,297,800 and 6,961,352 shares remained underlying the 2026 notes and 2025 notes, respectively.

Each $1,000 principal amount of the 2026 notes will initially be convertible into 9.2978 shares of our common stock. This is equivalent to an initial conversion price of approximately $107.55 per share, which is subject to adjustment in certain circumstances. Each $1,000 principal amount of the 2025 notes will initially be convertible into 19.3956 shares of our common stock. This is equivalent to an initial conversion price of approximately $51.56 per share, which is subject to adjustment in certain circumstances. Prior to the close of business on the business day immediately preceding June 1, 2026 for the 2026 notes and December 15, 2024 for the 2025 notes, the notes are convertible at the option of holders only upon satisfaction of certain circumstances. On or after June 1, 2026 for the 2026 notes and December 15, 2024 for the 2025 notes until the close of business on the second scheduled trading day immediately preceding the respective maturity dates, holders may convert their notes at any time, regardless of the foregoing circumstances. Upon conversion, the notes may be settled in shares of our common stock, cash or a combination of cash and shares of our common stock, at our election.

As of December 31, 2024, the 2026 notes are not convertible and have been classified as a long-term liability. As of December 31, 2024, the 2025 notes are convertible at any time until the close of business on the second scheduled trading day immediately preceding their maturity date and have been classified as a current liability. We expect to settle any 2025 Notes conversion requests in shares of our common stock.

In November 2024, in connection with our securities repurchase program, we extinguished $116.6 million aggregate principal amount of the 2026 notes in privately-negotiated transactions for a total consideration of $96.2 million, which was paid to the holders in cash. We also incurred approximately $0.3 million in fees resulting in a total reacquisition price of $96.5 million. The carrying amount of the extinguished notes was $116.0 million resulting in a $19.5 million gain on early extinguishment of debt. We elected to reacquire and not cancel the extinguished 2026 notes and left the associated capped call transactions outstanding.

The following table presents the net carrying amount of the notes (in thousands):

	December 31, 2024		December 31, 2023	
	2026 Notes	2025 Notes	2026 Notes	2025 Notes
Principal amount	$ 127,906	$ 358,914	$ 244,479	$ 358,914
Unamortized issuance costs	(562)	(309)	(1,721)	(1,835)
Net carrying amount	$ 127,344	$ 358,605	$ 242,758	$ 357,079

The following table presents the total interest expense recognized related to the notes (in thousands):

	Years Ended December 31,		
	2024	2023	2022
2026 notes:			
Contractual interest expense	$ —	$ —	$ —
Amortization of issuance costs	620	1,035	2,196
Total 2026 notes interest expense	$ 620	$ 1,035	$ 2,196
2025 notes:			
Contractual interest expense	$ 443	$ 621	$ 874
Amortization of issuance costs	1,527	2,121	2,970
Total 2025 notes interest expense	$ 1,970	$ 2,742	$ 3,844

Capped Call Transactions

Concurrently with the offering of the 2026 notes and 2025 notes, we used $103.4 million and $97.2 million, respectively, of the net proceeds to enter into privately negotiated capped call transactions which are expected to reduce or offset potential dilution to holders of our common stock upon conversion of the notes or offset the potential cash payments we would be required to make in excess of the principal amount of any converted notes. The capped call transactions automatically exercise upon conversion of the notes and as of December 31, 2024, cover 9,297,800 and 6,961,352 shares of our common stock for the 2026 notes and 2025 notes, respectively. These are intended to effectively increase the overall conversion price from $107.55 to $156.44 per share for the 2026 notes and $51.56 to $79.32 per share for the 2025 notes. The effective increase in conversion price as a result of the capped call transactions serves to reduce potential dilution to holders of our common stock and/or offset the cash payments we are required to make in excess of the principal amount of any converted notes. As these transactions meet certain accounting criteria, they are recorded in stockholders' equity as a reduction of additional paid-in capital on our consolidated balance sheets and are not accounted for as derivatives. The fair value of the capped call instrument is not remeasured each reporting period. The cost of the capped call is not expected to be deductible for tax purposes.

Note 9. Leases

Our primary operating lease commitments as of December 31, 2024 are related to our corporate headquarters and offices in the United States and internationally. As of December 31, 2024 and 2023, we had operating lease ROU assets of $22.3 million and $25.1 million, respectively, and operating lease liabilities of $24.1 million and $24.9 million, respectively. As of December 31, 2024 and 2023, our weighted average remaining lease term in years was 6.3 and 3.9, respectively, and our weighted average discount rate was 5.6% and 5.8%, respectively.

In connection with the November 2024 and June 2024 restructuring actions, we announced the closure of our New York office and two international offices. As a result, during the year ended December 31, 2024, we recorded a full impairment of $5.6 million, consisting of $4.1 million impairment of ROU assets and $1.5 million impairment of leasehold improvements, which was classified as general and administrative expense on our consolidated statement of operations. Our intent and ability to sublease the office as well as the local market conditions were factored in when measuring the amount of impairment. For further information on the November 2024 and June 2024 restructuring actions, see Note 15, "Restructuring Charges."

During the year ended December 31, 2024, we obtained $10.1 million of ROU assets in exchange for lease liabilities primarily as we entered into an amendment related to our offices in India that modifies our existing lease payments, increases the square footage, and extends the lease term.

During the years ended December 31, 2024, 2023 and 2022, operating lease expense, net of immaterial sublease income, was approximately $7.5 million, $7.6 million and $7.3 million, respectively. During the years ended December 31, 2024, 2023 and 2022, variable lease cost and short-term lease cost were immaterial.

The following table presents the future minimum lease payments and reconciliation to total operating lease liabilities (in thousands):

	December 31, 2024
2025	$ 6,822
2026	4,141
2027	4,298
2028	3,531
2029	1,959
Thereafter	8,414
Total future minimum lease payments	29,165
Less imputed interest	(5,031)
Total operating lease liabilities	$ 24,134

Note 10. Commitments and Contingencies

We may from time to time be subject to certain legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, patents, copyrights, and other intellectual property rights; employment claims; and general contract or other claims. We may also, from time to time, be subject to various legal or government claims, demands, disputes, investigations, or requests for information. Such matters may include, but not be limited to, claims, disputes, or investigations related to warranty, refund, breach of contract, employment, intellectual property, government regulation, or compliance or other matters.

On March 1, 2023, Plaintiff Shiva Stein, derivatively on behalf of Chegg, filed a stockholder derivative complaint in the Court of Chancery of the State of Delaware (Case No. 2023-0244-NAC) asserting breach of fiduciary duty, unjust enrichment, and waste of corporate asset claims against members of Chegg's Board and certain Chegg officers. The matter is stayed. The Company disputes these claims and intends to vigorously defend itself in this matter.

On February 14, 2023, Plaintiff Brian Stansell, individually and on behalf of other similarly situated stockholders of Chegg, filed a putative class action complaint in the Court of Chancery of the State of Delaware (Case No. 2023-0180) on behalf of all Chegg stockholders who were eligible to vote at Chegg's 2022 Annual Stockholders' Meeting, asserting breach of fiduciary duty claims against the members of Chegg's Board. The Court dismissed this matter pursuant to the Company's motion to dismiss and the matter is concluded.

On December 22, 2022, JPMorgan Chase Bank, N.A. (JPMC) asserted a demand for repayment by the Company of certain investment proceeds received by the Company in its capacity as an investor in TAPD, Inc. (more commonly known as "Frank"). JPMC seeks such repayment pursuant to certain provisions in the existing Support Agreement between JPMC and the Company that was entered into in connection with JPMC's acquisition of Frank. JPMC has alleged fraud on the part of certain former Frank executives regarding the quantity and quality of its customer accounts. The Company is not at fault, however is pursuing a settlement agreement with JPMC.

On March 30, 2022, Joseph Robinson, derivatively on behalf of Chegg, filed a shareholder derivative complaint against Chegg and certain of its current and former directors and officers in the United States District Court for the Northern District of California, alleging violations of securities laws and breaches of fiduciary duties. On February 22, 2023, Plaintiff filed an Amended Shareholder Derivative Complaint. This matter has been consolidated with Choi, below, and both matters are stayed. The Company disputes these claims and intends to vigorously defend itself in this matter.

On January 12, 2022, Rak Joon Choi, derivatively on behalf of Chegg, filed a shareholder derivative complaint against Chegg and certain of its current and former directors and officers in the United States District Court for the Northern District of California, alleging violations of securities laws, breaches of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets. On February 22, 2023, Plaintiff filed an Amended Shareholder Derivative Complaint. This matter has been consolidated with Robinson, above, and both matters are stayed. The Company disputes these claims and intends to vigorously defend itself in this matter.

On December 22, 2021, Steven Leventhal, individually and on behalf of all others similarly situated, filed a purported securities fraud class action on behalf of all purchasers of Chegg common stock between May 5, 2020 and November 1, 2021,

inclusive, against Chegg and certain of its current and former officers in the United States District Court for the Northern District of California (Case No. 5:21-cv-09953), alleging that Chegg and several of its officers made materially false and misleading statements in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 as amended (the Exchange Act). On September 7, 2022, KBC Asset Management and The Pompano Beach Police & Firefighters Retirement System were appointed as lead plaintiff in the case. On December 8, 2022, Plaintiff filed his Amended Complaint seeking unspecified compensatory damages, costs, and expenses, including counsel and expert fees. On September 26, 2024, the parties participated in an in-person mediation and reached a settlement in principle to pay $55.0 million wherein the Company denies any and all allegations of fault, liability, wrongdoing, or damages. On November 6, 2024, Plaintiffs filed a motion for preliminary approval of the settlement. The Court preliminarily approved the settlement on December 19, 2024. The estimated contingent liability for the loss contingency recorded was $55.0 million as of September 30, 2024 and was included within accrued liabilities on our consolidated balance sheets. The same amount was recorded for expected insurance loss recoveries, which is included within other current assets on our consolidated balance sheets.

On September 13, 2021, Pearson Education, Inc. (Pearson) filed a complaint captioned Pearson Education, Inc. v. Chegg, Inc. (Pearson Complaint) in the United States District Court for the District of New Jersey against the Company (Case 2:21-cv-16866), alleging infringement of Pearson's registered copyrights and exclusive rights under copyright in violation of the United States Copyright Act. Pearson is seeking injunctive relief, monetary damages, costs, and attorneys' fees. The Company filed its answer to the Pearson Complaint on November 19, 2021. Pearson's June 29, 2022 Motion for Leave to File Amended Complaint seeking to add Bedford, Freeman & Worth Publishing Group, LLC d/b/a Macmillan Learning as a plaintiff was denied. Pearson filed an Amended Complaint on May 10, 2023, and the Company filed an amended answer on June 7, 2023. Chegg and Pearson have resolved this litigation. Pursuant to the terms of the parties' confidential settlement, the Court dismissed the case with prejudice on December 20, 2024. While the terms of the settlement are confidential, Chegg's decision to settle the lawsuit was driven by the expense, burden and uncertainty of ongoing protracted litigation.

On June 18, 2020, we received a Civil Investigative Demand (CID) from the Federal Trade Commission (FTC) regarding certain alleged deceptive or unfair acts or practices related to consumer privacy and/or data security. On October 31, 2022, the FTC published the parties' agreed-upon consent order regarding Chegg's privacy and data security practices. On January 27, 2023, the FTC finalized its order ("Final Order") requiring Chegg to implement a comprehensive information security program, limit the data the Company can collect and retain, offer users multi factor authentication to secure their accounts, and allow users to request access to and delete their data. We are currently cooperating with the FTC on an investigation as to whether we have violated certain terms of the Final Order.

We record a contingent liability for loss contingencies related to legal matters when a loss is both probable and reasonably estimable. Additionally, we record an insurance loss recovery up to the recognized loss contingency when realization is probable. Related to the above matters, as of December 31, 2024, the net impact of contingent liabilities less the related insurance loss recovery is $7.0 million. For those matters upon which we have sufficient insurance coverage, we have recorded contingent liabilities within accrued liabilities and the loss recovery from insurance within other current assets on our consolidated balance sheets. We are not aware of any other pending legal matters or claims, individually or in the aggregate, which are expected to have a material adverse impact on our consolidated financial position, results of operations, or cash flows. Our analysis of whether a claim will proceed to litigation cannot be predicted with certainty, nor can the results of litigation be predicted with certainty. Nevertheless, defending any of these actions, regardless of the outcome, may be costly, time consuming, distract management personnel and have a negative effect on our business. In the ordinary course of business and for certain of the above matters, we are actively pursuing all avenues and strategies to resolve these matters, including available legal remedies, remediation and settlement negotiations with the parties. An adverse outcome in any of these actions, including a judgment or settlement, may cause a material adverse effect on our future business, operating results or financial condition.

Note 11. Guarantees and Indemnifications

We have agreed to indemnify our directors and officers for certain events or occurrences, subject to certain limits, while such persons are or were serving at our request in such capacity. We may terminate the indemnification agreements with these persons upon termination of employment, but termination will not affect claims for indemnification related to events occurring prior to the effective date of termination. We have a directors' and officers' insurance policy that covers our potential exposure up to the limits of our insurance coverage. In addition, we also have other indemnification agreements with various vendors against certain claims, liabilities, losses, and damages. The maximum amount of potential future indemnification is unlimited.

We believe the fair value of these indemnification agreements is immaterial. We have not recorded any liabilities for these agreements as of December 31, 2024 and 2023.

Note 12. Common Stock

We are authorized to issue 400 million shares of our common stock, with a par value per share of $0.001. The following table presents the shares of our common stock we have reserved for future issuance:

	December 31, 2024
Shares available for grant under the 2023 Equity Incentive Plan	10,340,723
Outstanding RSUs and PSUs	7,386,965
Shares available for issuance under the Amended and Restated 2013 Employee Stock Purchase Plan	3,007,257
Shares available for grant under the 2023 Equity Inducement Plan	1,171,016
Outstanding stock options	182,076
Total common shares reserved for future issuance	22,088,037

Stock Plans

2023 Equity Inducement Plan

On October 11, 2023, our Board of Directors approved and adopted our 2023 Equity Inducement Plan (the "2023 EINP"). On the effective date of the 2023 EINP, 2,000,000 shares of our common stock were reserved for issuance and as of December 31, 2024, there were 1,171,016 shares of common stock available for future issuance. The 2023 EINP permits the granting of non-qualified stock options and restricted stock unit awards. The 2023 EINP terminates on the later of (i) October 11, 2033 or (ii) ten years from the last date that additional shares are added to the EINP by the Compensation Committee of our Board of Directors.

2023 Equity Incentive Plan

On April 7, 2023, our Board of Directors adopted our 2023 Equity Incentive Plan (the "2023 EIP"), which was subsequently approved by our stockholders and became effective on June 7, 2023, replacing our 2013 Equity Incentive Plan (the "2013 Plan"). On the effective date of the 2023 EIP, 12,000,000 shares of our common stock were reserved for issuance. On June 6, 2023, the date on which the 2013 Plan expired, all remaining shares available for grant under the 2013 Plan were cancelled, and we will not make any additional grants under the 2013 Plan. In addition, any shares subject to awards, including shares subject to awards granted under the 2013 Plan that were outstanding on June 7, 2023, that are cancelled, forfeited, repurchased, expire by their terms without shares being issued, are used to pay the exercise price of an option or stock appreciation right or withheld to satisfy the tax withholding obligations related to any award, will be returned to the pool of shares available for grant and issuance under the 2023 EIP. As of December 31, 2024, there were 10,340,723 shares available for grant under the 2023 EIP. The 2023 EIP permits the granting of incentive stock options, non-qualified stock options, RSUs, restricted stock awards, stock bonus awards, stock appreciation rights and performance awards. The 2023 EIP terminates on April 7, 2033.

Amended and Restated 2013 Employee Stock Purchase Plan

On April 7, 2023, our Board of Directors adopted our Amended and Restated 2013 Employee Stock Purchase Plan (the "A&R ESPP"), which was subsequently approved by our stockholders and became effective on June 7, 2023. The A&R ESPP permits eligible employees to purchase shares of our common stock by accumulating funds through periodic payroll deductions. The A&R ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. Under the A&R ESPP, eligible employees will be granted an option to purchase shares of our common stock at a 15% discount to the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period or (ii) the last day of each purchase period in the applicable offering period. The Compensation Committee of our Board of Directors shall determine the duration and commencement date of each offering period, provided that an offering period shall in no event be longer than twenty-seven (27) months, except as otherwise provided by an applicable sub-plan. Upon approval of the A&R ESPP, the available share pool under our existing 2013 Employee Stock Purchase Plan was reduced, and we have reserved 4,000,000 shares of our common stock under the A&R ESPP. As of December 31, 2024, there were 3,007,257 shares of common stock available for future issuance under the A&R ESPP.

Note 13. Stockholders' Equity

Share Repurchases

During the year ended December 31, 2024, we received a total of 2,115,952 shares of our common stock related to the final delivery of our November 2023 accelerated share repurchase (ASR) agreement, which were retired immediately. The November 2023 ASR settled, and we were not required to make any additional cash payments or delivery of common stock to the financial institution upon settlement.

During the year ended December 31, 2023, we repurchased a total of 26,505,979 shares of our common stock, which included the initial delivery of 13,498,313 shares from our November 2023 ASR, 3,433,157 shares from open market transactions in June 2023, and the total delivery of 9,574,509 shares from our February 2023 ASR, which were retired immediately.

During the year ended December 31, 2022, we received a total of 12,709,278 shares of our common stock from prior ASR and open market transactions, which were retired immediately.

Share-based Compensation Expense

The following table presents total share-based compensation expense recorded (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Cost of revenues	$ 1,786	$ 2,256	$ 2,484
Research and development	28,044	44,103	41,335
Sales and marketing	7,466	9,524	13,857
General and administrative	47,318	77,619	75,780
Total share-based compensation expense	$ 84,614	$ 133,502	$ 133,456

During the years ended December 31, 2024, 2023 and 2022, we capitalized share-based compensation expense of $4.9 million, $3.3 million, and $5.3 million, respectively, which is included within property and equipment, net on our consolidated balance sheets. As of December 31, 2024, we had a total of approximately $40.7 million of unrecognized share-based compensation expense, related to unvested RSUs and PSUs, that is expected to be recognized over the remaining weighted average period of 1.2 years.

PSU Grants with Financial and Strategic Performance Targets

In June 2024, March 2023, and March 2022, we granted PSUs to certain of our key executives. The PSUs entitle the executives to receive a certain number of shares of our common stock based on our satisfaction of certain financial and strategic performance targets. Based on the achievement of the performance conditions for the June 2024, March 2023, and March 2022 PSUs, the final settlement partially met the target threshold, based on a specified objective formula approved by the Compensation Committee of the Board of Directors. The June 2024 and March 2023 PSUs vest over either a one-year or three-year period and the March 2022 PSUs vest over a three-year period. During the years ended December 31, 2024, 2023, and 2022, the number of shares underlying the June 2024, March 2023, and March 2022 PSUs totaled 693,750, 565,341, and 614,177, respectively, and each had a grant date fair value per share of $3.61, $15.89, and $35.82, respectively.

2021 PSU Grants with Market-Based Conditions

In March 2021, we granted PSUs with market-based conditions to certain of our key employees. The number of shares of our common stock that may be issued to settle these PSUs range from 50% at the threshold level to 150% at the maximum level of the 100% target level of the award depending on the maximum average market value of the per share price of our common stock, for a period of 60 consecutive trading days, over a three-year performance period ending on the third anniversary of the date of grant. No payout will be made for performance below the 50% threshold level. The market value of the per share price of our common stock must reach $123.81, $148.58, or $173.34 at the threshold, target, or maximum levels, respectively, for achievement of the award, which could result in issuance of 244,086, 488,173, or 732,260 shares of our common stock at each respective payout level. These PSUs vest over a four-year period, subject to continued service over the requisite period, with the initial vesting of 50% of the award occurring in March 2024. The number of PSUs granted totaled 732,260 shares, which represents the maximum number of shares, and had a grant date fair value of $68.55 per share, determined under the Monte Carlo simulation approach described further below. As of December 31, 2024, the market-based conditions have not been met.

Fair Value of PSUs with Market-Based Conditions

We estimate the fair value of the PSUs using a Monte Carlo simulation approach, which utilizes the fair value of our common stock based on an active market and requires input on the following subjective assumptions:

Expected Term. The expected term for the awards is the performance period of three years.
Expected Volatility. The expected volatility is based on the historical average volatility of our stock price over the expected term.
Expected Dividends. The dividend assumption is based on our historical experience. To date we have not paid any dividends on our common stock.
Risk-Free Interest Rate. The risk-free interest rate used in the valuation method is the implied yield on the U.S. treasury zero-coupon issues, with a remaining term equal to the expected term.

The following table presents the key assumptions used to determine the fair value of the awards:

Expected term (years)	3.00
Expected volatility	49.04 %
Expected dividends	— %
Risk-free interest rate	0.27 %

Fair Value of ESPP

Under the ESPP, rights to purchase shares are granted during the second and fourth quarter of each year. We estimate the fair value of each right to purchase shares using the Black-Scholes-Merton option-pricing model, which utilizes the fair value of our common stock based on active market and requires input on the following subjective assumptions:

Expected Term. The expected term for rights to purchase shares is six months.
Expected Volatility. The expected volatility is based on the average volatility of our stock price over the expected term.
Expected Dividends. The dividend assumption is based on our historical experience. To date we have not paid any dividends on our common stock.
Risk-Free Interest Rate. The risk-free interest rate used in the valuation method is the implied yield on the United States treasury zero-coupon issues, with a remaining term equal to the expected term.

The following table presents the key assumptions used to determine the fair value of rights granted under the ESPP:

	Years Ended December 31,		
	2024	**2023**	**2022**
Expected term (years)	0.50	0.50	0.50
Expected volatility	60.95%-85.39%	55.79%-109.39%	70.37%-78.74%
Dividend yield	0.00 %	0.00 %	0.00 %
Risk-free interest rate	4.44%-5.40%	5.24%-5.41%	1.54%-4.54%
Weighted-average grant-date fair value per share	$ 0.90	$ 3.62	$ 8.71

Stockholder's Equity Activity

RSUs and PSUs Activity

	Number of RSUs and PSUs Outstanding	Weighted Average Grant Date Fair Value
Balance at December 31, 2023	10,065,783	$ 23.63
Granted	5,853,240	4.24
Released	(5,069,408)	21.02
Forfeited	(3,462,650)	22.50
Balance at December 31, 2024	7,386,965	$ 10.58

The weighted-average grant-date fair value of RSUs and PSUs granted during the years ended December 31, 2024, 2023, and 2022 was $4.24, $14.58, and $27.68, respectively. The total fair value of RSUs and PSUs vested as of the vesting dates during the years ended December 31, 2024, 2023, and 2022 was $26.1 million, $45.3 million, and $74.2 million, respectively.

ESPP Activity

There were 859,302, 454,533 and 382,392 shares purchased during the years ended December 31, 2024, 2023 and 2022, respectively, at an average price per share of $3.05, $8.10 and $15.61, respectively, with cash proceeds from the issuance of shares of $2.6 million, $3.7 million and $6.0 million, respectively. Share-based compensation expense related to ESPP was $1.5 million, $2.5 million, and $3.1 million during the years ended December 31, 2024, 2023 and 2022, respectively.

Stock Option Activity

	Number of Stock Options Outstanding	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Balance at December 31, 2023	232,327	$ 6.02	1.81	$ 1,240,014
Forfeited	(50,251)			
Balance at December 31, 2024	182,076	$ 5.74	1.17	$ —

We did not grant any stock options during the years ended December 31, 2024, 2023, and 2022. There were no stock options exercised during the year ended December 31, 2024 and the total intrinsic value of stock options exercised during the years ended December 31, 2023 and 2022, was $0.2 million and $1.3 million, respectively.

Note 14. Income Taxes

We recorded a provision for income taxes of $148.7 million during the year ended December 31, 2024, a provision for income taxes of $32.1 million during the year ended December 31, 2023 and a benefit from income taxes of $162.7 million during the year ended December 31, 2022. The provision for income taxes during the year ended December 31, 2024 was primarily due to the establishment of a valuation allowance against our U.S. federal and state deferred tax assets. The provision for income taxes during the year ended December 31, 2023 was primarily due to the federal and state income taxes in the United States largely driven by shortfall associated with equity compensation. The benefit from income taxes during the year

ended December 31, 2022 was primarily due to the release of the valuation allowance on certain U.S. and state deferred tax assets.

The following table presents our (provision for) benefit from income taxes (in thousands):

| | Years Ended December 31, | | |
	2024	2023	2022
Current income taxes:			
Federal	$ (234)	$ (2,460)	$ (113)
State	(1,128)	(3,064)	(2,172)
Foreign	(4,021)	(33)	(3,702)
Total current provision for income taxes	(5,383)	(5,557)	(5,987)
Deferred income taxes:			
Federal	(122,057)	(26,210)	147,236
State	(17,558)	(1,634)	19,995
Foreign	(3,704)	1,269	1,448
Total deferred benefit from income taxes	(143,319)	(26,575)	168,679
Total (provision for) benefit from income taxes	$ (148,702)	$ (32,132)	$ 162,692

The following table presents our (loss) income before (provision for) benefit from income taxes (in thousands):

| | Years Ended December 31, | | |
	2024	2023	2022
United States	$ (297,183)	$ 61,152	$ 123,269
Foreign	(391,183)	(10,840)	(19,323)
Total (loss) income before (provision for) benefit from income taxes	$ (688,366)	$ 50,312	$ 103,946

The following table presents the differences between our (provision for) benefit from income taxes as presented in the accompanying consolidated statements of operations and the income tax expense computed at the federal statutory rate as a percentage of (loss) income before (provision for) benefit from income taxes (in percentages):

| | Years Ended December 31, | | |
	2024	2023	2022
Income tax at U.S. statutory rate	21.0 %	21.0 %	21.0 %
State, net of federal benefit	2.9	11.6	1.6
Taxes on foreign earnings	1.7	0.7	(1.1)
Share-based compensation	(2.5)	39.3	15.3
Non-deductible expenses	—	(2.5)	1.6
Effect of flow-through entities	12.5	—	—
Goodwill impairment	(17.1)	—	—
Tax credits	—	0.8	(0.7)
Change in valuation allowance	(40.1)	4.2	(210.5)
Settlement of unrecognized tax benefits	—	(8.0)	—
Foreign-derived intangible income	0.1	(5.2)	—
Convertible senior notes	—	—	15.0
Other	(0.1)	2.0	1.3
Total	(21.6)%	63.9 %	(156.5)%

The following table presents a summary of our deferred tax assets (in thousands):

| | December 31, | |
	2024	2023
Deferred tax assets:		
Research and experimental expenditures capitalization	$ 102,382	$ 69,362
Net operating loss and credits carryforwards	80,413	92,302
Accrued expenses and reserves	25,039	10,442
Share-based compensation	3,414	11,200
Convertible senior notes	1,790	5,566
Goodwill	89,583	—
Property and equipment and intangible assets	15,947	—
Other items	—	6,133
Gross deferred tax assets	318,568	195,005
Valuation allowance	(307,985)	(40,162)
Total deferred tax assets	$ 10,583	$ 154,843
Deferred tax liabilities:		
Property and equipment and intangibles assets	$ —	$ (2,621)
Other	(11,396)	(13,134)
Total deferred tax liabilities	$ (11,396)	$ (15,755)
Net deferred tax (liability) asset	$ (812)	$ 139,088

As of December 31, 2024, we have determined our earnings in India are not permanently reinvested. As such, a cumulative net tax liability of $1.7 million has been accrued for taxes that would be incurred upon future repatriation of such earnings. During the year ended December 31, 2024, our subsidiary in India distributed $23.0 million to the United States, resulting in a remittance of $3.5 million in withholding tax, which was included within cash flows from financing activities on our consolidated statements of cash flows. The determination of the future tax consequences of the remittance of these earnings is not practicable. For our remaining foreign subsidiaries, to the extent we can repatriate cash with no significant tax cost, we have determined those earnings are not permanently reinvested. All other earnings have been determined to be permanently reinvested.

Realization of the deferred tax assets is dependent upon future taxable income, the amount and timing of which are uncertain. The valuation allowance increased by approximately $267.8 million during the year ended December 31, 2024 and increased by approximately $4.0 million during the year ended December 31, 2023. We regularly assess the need for a valuation allowance against our deferred tax assets. In performing our assessment, we consider both positive and negative evidence related to the likelihood of realizing our deferred tax assets. During the second quarter of 2024, we determined that it is more likely than not that the deferred tax benefit will not be realized due to the available negative evidence outweighing the positive evidence, primarily resulting from the cumulative loss influenced by the impairment expense recorded.

As of December 31, 2024, we had net operating loss carryforwards for federal and state income tax purposes of approximately $125 million and $207 million, respectively, which will begin to expire in years beginning 2030 and 2025, respectively. We also had net operating loss carryforwards for United Kingdom income tax purposes of approximately $109 million, which do not expire.

As of December 31, 2024, we had tax credit carryforwards for federal and state income tax purposes of approximately $12.7 million and $17.8 million, respectively. The federal credits expire in various years beginning in 2038. The state credits do not expire.

Utilization of our net operating losses and tax credit carryforwards may be subject to substantial annual limitations due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended (IRC), and similar state provisions. Such annual limitations could result in the expiration of the net operating losses and tax credit carryforwards before utilization.

We recognize interest and penalties related to uncertain tax positions as a component of income tax expense. As of December 31, 2024, there are no accrued interest and penalties related to uncertain tax positions.

We file tax returns in U.S. federal, state, and certain foreign jurisdictions with varying statutes of limitations. Due to net operating loss and credit carryforwards, all of the tax years since inception through tax year 2024 remain subject to examination by the U.S. federal and some state authorities. Foreign jurisdictions remain subject to examination up to approximately five years from the filing date, depending on the jurisdiction. United Kingdom income tax remains subject to examination by the HM Revenue & Custom for all tax years due to net operating loss and credits carryforwards.

The following table presents the reconciliation of the beginning and ending balances of the total amount of unrecognized tax benefits, excluding accrued interest and penalties (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Beginning balance	$ 12,400	$ 16,953	$ 16,805
Increase in tax positions for prior years	13	—	333
Decrease in tax positions for prior years	—	(131)	(876)
Decrease in tax positions for prior year settlement	—	(4,703)	(386)
Decrease in tax positions for prior years due to statutes lapsing	—	—	—
Increase in tax positions for current year	295	281	1,520
Change due to translation of foreign currencies	—	—	(443)
Ending balance	$ 12,708	$ 12,400	$ 16,953

As of December 31, 2024, the unrecognized tax benefits of $12.7 million would not affect the effective tax rate, if recognized. The actual amount of any taxes due could vary significantly depending on the ultimate timing and nature of any settlement. We believe that the amount by which the unrecognized tax benefits may increase or decrease within the next 12 months is not estimable.

Note 15. Restructuring Charges

November 2024 Restructuring Plan

In November 2024, we announced a workforce reduction that resulted in a management approved restructuring plan. During the year ended December 31, 2024, we recorded $14.6 million of restructuring charges, primarily related to one-time employee termination benefits, which were classified on our consolidated statement of operations based on employees' job function. The restructuring liability is included within accrued liabilities on our consolidated balance sheets. We estimate we will incur between $3 million and $4 million of additional restructuring charges over the next two fiscal quarters and we expect the plan to be substantially completed by the end of the third quarter of fiscal 2025.

The following table presents a reconciliation of the beginning and ending restructuring liability balance (in thousands):

	Year Ended December 31, 2024
Beginning balance	$ —
Restructuring charges	14,632
Restructuring payments	(10,717)
Ending balance	$ 3,915

June 2024 Restructuring Plan

In June 2024, we announced a workforce reduction that resulted in a management approved restructuring plan. During the year ended December 31, 2024, we recorded $10.0 million of restructuring charges, primarily related to one-time employee termination benefits, which was classified on our consolidated statement of operations based on employees' job function. The restructuring liability is included within accrued liabilities on our consolidated balance sheets. The total amount of restructuring charges have been recorded and we expect the plan to be substantially completed by the end of the first quarter of fiscal 2025.

The following table presents a reconciliation of the beginning and ending restructuring liability balance (in thousands):

	Year Ended December 31, 2024
Beginning balance	$ —
Restructuring charges	9,971
Restructuring payments	(6,576)
Ending balance	$ 3,395

Note 16. Consolidated Statements of Operations Details

The following table presents the details of other income, net (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Gain on early extinguishment of debt[1]	$ 19,515	$ 85,926	$ 93,519
Interest income	28,050	37,411	12,431
Realized loss on sale of investments[2]	(27)	(2,106)	(9,675)
Gain on sale of strategic equity investment[2]	3,783	—	—
Foreign currency impact on purchase consideration	—	—	4,628
Other	11	579	126
Total other income, net	$ 51,332	$ 121,810	$ 101,029

[1] For further information, see Note 8, "Convertible Senior Notes."
[2] For further information, see Note 5, "Cash and Cash Equivalents, and Investments and Fair Value Measurements."

Note 17. Employee Benefit Plan

We sponsor a 401(k) savings plan for eligible employees and their beneficiaries. Contributions by us are discretionary and participants may contribute, on a pretax basis, a percentage of their annual compensation, not to exceed a maximum contribution amount pursuant to Section 401(k) of the IRC. During the years ended December 31, 2024, 2023, and 2022, matching contributions totaled $4.6 million, $4.9 million and $4.4 million, respectively.

Note 18. Segment Information

Our chief operating decision maker is our Chief Executive Officer who makes resource allocation decisions and reviews financial information presented on a consolidated basis. Accordingly, we have determined that we have a single operating and reportable segment and operating unit structure.

Our chief operating decision maker uses net (loss) income in assessing performance and determining how to allocate resources and is regularly provided with cost of revenues, paid marketing expenses, and consolidated operating expenses when reviewing financial information as part of the annual budgeting and forecasting process as well as the review over quarterly budget to actual variances.

The following table presents information about our significant segment expenses and includes a reconciliation to net (loss) income (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Net revenues	$ 617,574	$ 716,295	$ 766,897
Less:			
Cost of revenues	180,927	225,941	197,396
Research and development	170,431	191,705	196,637
Paid marketing expenses[1]	55,381	57,351	62,008
Other sales and marketing[2]	52,948	69,240	85,652
General and administrative	217,756	236,183	216,247
Impairment expense	677,239	3,600	—
Total segment expenses	1,354,682	784,020	757,940
Other segment items[3]	(99,960)	85,905	257,681
Net (loss) income	$ (837,068)	$ 18,180	$ 266,638

_____

[1]Paid marketing expenses consist primarily of online advertising and marketing promotional expenditures.

[2]Other sales and marketing primarily consists of employee related expenses, including share-based compensation expense, and depreciation and amortization expenses.

[3]Other segment items consist of all interest expense, other income, and (provision for) benefit from income taxes.

We derive our revenues from our Subscription Services and Skills and Other product lines. Our Subscription Services include Chegg Study Pack, Chegg Study, Chegg Writing, Chegg Math, and Busuu. Our Skills and Other product line includes revenues from Chegg Skills, advertising services, print textbooks and eTextbooks.

The following table presents our total net revenues for our Subscription Services and Skills and Other product lines (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Subscription Services	$ 549,211	$ 640,520	$ 671,968
Skills and Other	68,363	75,775	94,929
Total net revenues	$ 617,574	$ 716,295	$ 766,897

The following table presents our total net revenues by geographic area (in thousands):

	Years Ended December 31,		
	2024	2023	2022
United States	$ 537,605	$ 616,359	$ 651,469
International	79,969	99,936	115,428
Total net revenues	$ 617,574	$ 716,295	$ 766,897

The following table presents our long-lived assets by geographic area (in thousands):

	December 31,	
	2024	2023
United States	$ 172,483	$ 186,143
International	20,421	22,060
Total long-lived assets	$ 192,904	$ 208,203

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report.

In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on management's evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013 framework). All control systems are subject to inherent limitations. Our management has concluded that, as of December 31, 2024, our internal control over financial reporting is effective based on these criteria. Additionally, our independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on the Company's internal control over financial reporting, which appears in Part II, Item 8 of this Annual Report on Form 10-K.

(c) Changes in Internal Control over Financial Reporting

During the quarter ended December 31, 2024, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during our most recently completed fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 Trading Plans

During the three months ended December 31, 2024, none of our Section 16 officers or directors adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" as defined in Item 408 of Regulation S-K during the covered period.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning our directors, compliance with Section 16(a) of the Exchange Act, our Audit Committee and any changes to the process by which stockholders may recommend nominees to the Board required by this Item are incorporated herein by reference to information contained in the Proxy Statement, including "Proposal No. 1 Election of Directors," "Committees of our Board of Directors," "Delinquent Section 16(a) Reports" and "Stockholder Proposals to Be Presented at Next Annual Meeting." The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

The information concerning our executive officers required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Our Management."

We have adopted a code of ethics, our Code of Business Conduct and Ethics, which applies to all employees, including our principal executive officer, our principal financial officer, and all other executive officers, and our board of directors. The Code of Business Conduct and Ethics is available on our website at investor.chegg.com under "Corporate Governance." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics by posting such information on our website at the address and location specified above.

We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees that is designed to promote compliance with insider trading laws, rules and regulations, as well as procedures designed to further the foregoing purposes. A copy of our insider trading policy is filed as an exhibit to this Annual Report on Form 10-K. In addition, from time to time, the Company may engage in transactions in Company securities. It is the Company's intent to comply with applicable laws and regulations relating to insider trading.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Compensation Committee Interlocks and Insider Participation" and "Executive Compensation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Equity Compensation Plan Information," "Transactions with Related Parties, Founders and Control Persons," and "Independence of Directors."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Corporate Governance Standards and Director Independence" "Transactions with Related Parties, Founders and Control Persons" and "Termination and Change of Control Arrangements."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Proposal No. 3 Ratification of Independent Registered Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

We have filed the following documents as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

2. Financial Statement Schedules

Schedule II-Valuation and Qualifying Accounts (in thousands):

	Years Ended December 31, 2024, 2023, and 2022			
	Balance at Beginning of Year	(Release) Provision for Bad Debts	Net Write-offs	Balance at End of Year
Accounts receivable allowance				
2024	$ 376	$ (99)	$ (87)	$ 190
2023	394	58	(76)	376
2022	153	387	(146)	394

	Years Ended December 31, 2024, 2023, and 2022			
	Balance at Beginning of Year	Provision for Refunds	Refunds Issued	Balance at End of Year
Refund reserve				
2024	$ 1,538	$ 9,831	$ (10,874)	$ 495
2023	1,499	9,724	(9,685)	1,538
2022	1,392	21,129	(21,022)	1,499

All other financial statement schedules are omitted because they are not applicable, or the information is included in the Registrant's consolidated financial statements or related notes.

3. Exhibits

		Incorporated by Reference				
Exhibit No.	Exhibit	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
3.01	Restated Certificate of Incorporation of Chegg, Inc. effective November 18, 2013	10-K	001-36180	3/4/16	3.01	
3.02	Amended and Restated Bylaws of Chegg, Inc., as amended on March 15, 2023	8-K	001-36180	3/21/23	3.1	
4.01	Form of Chegg, Inc.'s Common Stock Certificate	S-1/A	333-190616	10/01/13	4.01	
4.02	Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934	10-K	001-36180	2/20/20	4.04	
4.03	Indenture dated March 26, 2019 between Chegg, Inc. and Wells Fargo Bank, National Association.	8-K	001-36180	3/26/19	4.1	

4.04	Indenture dated August 21, 2020 between Chegg, Inc. and Wells Fargo Bank, National Association	8-K	001-36180	08/24/20	4.1	
10.01*	2023 Equity Incentive Plan, and forms of agreements thereunder	8-K	001-36180	6/7/23	10.1	
10.02*	Amended And Restated Chegg, Inc. 2013 Employee Stock Purchase Plan	8-K	001-36180	6/7/23	10.2	
10.03*	2023 Equity Inducement Plan, and forms of agreements thereunder	S-8	001-36180	10/11/23	99.1	
10.04*	Form of Indemnification Agreement entered into between Chegg, Inc. and each of its directors and executive officers	S-1/A	333-190616	10/01/13	10.01	
10.05*	Chegg, Inc. Compensation Recovery Policy	10-K	001-36180	2/20/24	97.1	
10.06*	Form of Agreement for Change-in-Control Severance Plan	10-Q	001-36180	7/29/19	10.03	
10.07*	Chegg, Inc. Severance Plan and Summary Plan Description	8-K	001-36180	10/21/24	10.1	
10.08*	Offer Letter between Nathan Schultz and Chegg, Inc., dated February 19, 2008	S-1	333-190616	8/14/13	10.09	
10.09*	Employment Agreement between Nathan Schultz and Chegg, Inc. dated April 24, 2024	10-Q	001-36180	4/29/24	10.02	
10.10*	Offer Letter between David Longo and Chegg, Inc. dated December 1, 2021	10-K	001-36180	2/20/24	10.12	
10.11*	Promotion Letter between David Longo and Chegg, Inc. dated February 16, 2024	10-K	001-36180	2/20/24	10.13	
10.12*	Executive Chairman Agreement between Dan Rosensweig and Chegg, Inc. dated April 24, 2024	10-Q	001-36180	4/29/24	10.01	
10.13	Form of Base Capped Call Transaction Confirmation (2025 notes)	8-K	001-36180	3/26/19	99.1	
10.14	Form of Additional Capped Call Transaction Confirmation (2025 notes)	8-K	001-36180	4/5/19	99.1	
10.15	Form of Base Capped Call Transaction Confirmation (2026 notes)	8-K	001-36180	8/24/20	99.1	
10.16	Form of Additional Capped Call Transaction Confirmation (2026 notes)	8-K	001-36180	8/24/20	99.2	
19.1	Insider Trading Policy					X
21.01	List of Subsidiaries					X
23.01	Consent of Independent Registered Public Accounting Firm					X
24.01	Power of Attorney (included on signature page hereto)					X
31.01	Certification of Nathan Schultz, Chief Executive Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.02	Certification of David Longo, Chief Financial Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.01**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101.INS	XBRL Instance - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					X
101.SCH	XBRL Taxonomy Extension Schema					X
101.CAL	XBRL Taxonomy Extension Calculation					X

101.LAB	XBRL Taxonomy Extension Labels	X
101.PRE	XBRL Taxonomy Extension Presentation	X
101.DEF	XBRL Taxonomy Extension Definition	X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit)	X

*   Indicates a management contract or compensatory plan.

**   This certification is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended or the Exchange Act.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEGG, INC.

February 24, 2025

By: /S/ NATHAN SCHULTZ

Nathan Schultz

Chief Executive Officer and President

(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Nathan Schultz, David Longo, and Woodie Dixon Jr., and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name	Title	Date
/S/ NATHAN SCHULTZ Nathan Schultz	President, Chief Executive Officer and Director *(Principal Executive Officer)*	February 24, 2025
/S/ DAVID LONGO David Longo	Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*	February 24, 2025
/S/ DAN ROSENSWEIG Dan Rosensweig	Director, Co-Chairperson and Executive Chairman	February 24, 2025
/S/ RENEE BUDIG Renee Budig	Director	February 24, 2025
/S/ MARNE LEVINE Marne Levine	Director	February 24, 2025
/S/ MARCELA MARTIN Marcela Martin	Director	February 24, 2025
/S/ RICHARD SARNOFF Richard Sarnoff	Director and Co-Chairperson	February 24, 2025
/S/ TED SCHLEIN Ted Schlein	Director	February 24, 2025
/S/ MELANIE WHELAN Melanie Whelan	Director	February 24, 2025
/S/ JOHN YORK John York	Director	February 24, 2025